DEBEVOISE & PLIMPTON

919 Third Avenue
New York, NY 10022
Tel 212 909 6000
Fax 212 909 6836
www.debevoise.com

40-33


03057752

May 1, 2003


RECD S.E.C.
MAY 1 2003
1086

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
MAY 05 2003
THOMSON
FINANCIAL

Attention: Office of Filings

File No.: 811-10593

Enclosed is a copy of additional pleadings and motions filed by Morgan Stanley Alternative Investment Partners LP on behalf of the Morgan Stanley Institutional Fund of Hedge Funds LP in connection with a complaint by Morgan Stanley Alternative Investment Partners LP against Lancer Partners, LP and Lancer Management Group II, LLC, previously filed with the Commission on March 14, 2003.

This filing is being made pursuant to Section 33 of the Investment Company Act of 1940, as amended.

Sincerely,



Jennifer Anne Spiegel

Enclosure

21512280v1

STATE OF CONNECTICUT

ss: Greenwich February 5, 2003

COUNTY OF FAIRFIELD

Then and there, by virtue hereof, I made service of the within and foregoing original ORDER TO SHOW CAUSE, MOTION FOR TEMPORARY MANDAMUS, PRAYER FOR RELIEF, VERIFICATION, MOTION TO FILE COMPLAINT AND MOTION FOR TEMPORARY MANDAMUS UNDER SEAL, unsigned ORDER, Exhibit, unsigned ORDER, writ, SUMMONS and COMPLAINT, PRAYER FOR RELIEF, VERIFICATION, Exhibit A,B,C

by leaving two true and attested

at the usual place of abode of:

1. MICHAEL LAUER, Agent for Service for LANCER PARTNERS, LP, 7 Dwight Lane, Greenwich, CT 06831
2. MICHAEL LAUER, Agent for Service for LANCER MANAGEMENT GROUP II, LLC, 7 Dwight Lane, Greenwich, CT 06831

the within named defendants.

The within and foregoing is the original ORDER TO SHOW CAUSE, MOTION FOR TEMPORARY MANDAMUS, PRAYER FOR RELIEF, VERIFICATION, MOTION TO FILE COMPLAINT AND MOTION FOR TEMPORARY MANDMUS UNDER SEAL, unsigned ORDER, Exhibit, unsigned ORDER, writ, SUMMONS and COMPLAINT, PRAYER FOR RELIEF, VERIFICATION, Exhibit A,B,C with my doings hereon endorsed.

Attest:



Siegrun G. Pottgen
State Marshal, Fairfield County

FEES:

Travel	$	10.00
Copies		124.00
Service		40.00
Endorsem.		30.00
	$	194.00

RETURN DATE: FEBRUARY 18, 2003	SUPERIOR COURT
MORGAN STANLEY ALTERNATIVE INVESTMENT PARTNERS LP, Plaintiff,	JUDICIAL DISTRICT OF STAMFORD/NORWALK
- against -	AT STAMFORD
LANCER PARTNERS, LP, and LANCER MANAGEMENT GROUP II, LLC, Defendants.	February 4, 2003

ORDER TO SHOW CAUSE

WHEREAS, Petitioner presented this Court with a Verified Complaint seeking an order in the nature of a mandamus together with a verified Motion for Temporary Mandamus requesting immediate issuance of a temporary writ of mandamus;

NOW, THEREFORE, IT IS ORDERED THAT the Defendants be summoned to appear before the Superior Court for the Judicial District of Stamford/Norwalk at Stamford in Room [illegible] at 123 Hoyt Street, Stamford, Connecticut on 3/3, 2003 at 9:30 AM then and there to show cause why the Defendant should not permit Petitioners to examine and copy its books and records and to provide Petitioner with full information regarding the Partnership as

71170522.1 099998-44444
1/23/03 4:17 PM
ORDER TO SHOW CAUSE

prayed in the verified Motion for Temporary Mandamus, by the Petitioner causing some proper officer to serve a true and attested copy of the Verified Complaint, of the foregoing verified Motion for Temporary Mandamus, and of this order upon the said Defendant on or before the 24th of February, 2003 and return made to this Court.

By the Court,



____

2/4/03

RETURN DATE: FEBRUARY 18, 2003	SUPERIOR COURT
MORGAN STANLEY ALTERNATIVE INVESTMENT PARTNERS LP, Plaintiff,	JUDICIAL DISTRICT OF STAMFORD/NORWALK
- against -	AT STAMFORD
LANCER PARTNERS, LP, and LANCER MANAGEMENT GROUP II, LLC, Defendants.	February 4, 2003

MOTION FOR TEMPORARY MANDAMUS

Plaintiff Morgan Stanley Alternative Investment Partners LP ("Petitioner"), on behalf of and as general partner of Morgan Stanley Private Markets Fund I LP and Morgan Stanley Institutional Fund of Hedge Funds LP, hereby moves for issuance of a temporary mandamus pursuant to Connecticut Practice Book § 23-48. In support hereof, Petitioner represents as follows:

1. The proper method by which a partner may enforce its statutory right of access to partnership information and books and records is by writ, summons and complaint, seeking an order in the nature of a mandamus. See generally, Basswood Partners, L.P. v. NSS Bancorp, Inc., 1998 Conn. Super. LEXIS 317, *9 (J.D. Stamford/Norwalk at Stamford, 1998); MMI Investments L.L.C. v. Eastern Company, 45 Conn. Supp. 101 (J.D. Waterbury, 1996); Knibbs v. Knibbs

Constr. Inc., 25 Conn. Supp. 253, 256 (J.D. Hartford, 1964). See also Connecticut Practice Book Annotated, Form 604.24, Authors' Comments, p. 279-80 (3rd Ed. 1996) (the primary function of a writ of mandamus "is to compel some official and ministerial action on the part of the respondent, whether it be a public, corporate, or judicial official."); Connecticut Practice Book, Form 604.25 (3rd Ed. 1996) (providing form for mandamus to enforce right of access to corporate books and records). Issuance of writ of mandamus to enforce a private right is authorized specifically under Sections 23-46 through 23-48 of the Connecticut Practice Book. See also Conn. Gen. Stat. § 52-485. A temporary order of mandamus may issue when the following conditions are met: (1) there is no other adequate remedy; (2) irreparable harm has been shown; (3) the law imposes a mandatory duty on the party against whom the writ is sought; and (4) the party seeking the writ has a clear legal right to have the duty performed. Basswood Partners, L.P., 1998 Conn. Super. LEXIS 317, *9 (citations omitted).

2. Pursuant to Connecticut Practice Book § 23-48, this motion is in support of and is attached to Petitioner's Verified Complaint, in which Petitioner alleges as follows:

Nature of the Action

1. This is an action for damages and declaratory and injunctive relief arising out of breaches by Defendant Lancer Management Group II, LLC ("Lancer") and Defendant Lancer Partners, Limited Partnership (the "Lancer Fund") of their contractual and statutory obligations under a Limited Partnership Agreement ("Partnership Agreement,"), which Morgan Stanley Liquid Markets Fund I LP and Morgan Stanley Institutional Fund of Hedge Funds LP joined as limited partners on October 1, 2001 and July 1, 2002.

2. Under the Partnership Agreement, Lancer agreed to distribute annual audited financial statements to the limited partners, and to provide access to the books and records of the Lancer Fund upon written notice.

3. Defendants have failed to distribute an audited financial statement for the year ending December 31, 2001 and have denied plaintiff its right to access to the books and records of the Lancer Fund.

The Parties

4. Plaintiff AIP is a limited partnership organized under the laws of the state of Delaware with its principal place of business in West Conshohocken, PA.

5. On information and belief, Defendant Lancer Fund is a limited partnership organized under the laws of the state of Connecticut with its principal place of business in New York, New York.

6. On information and belief, Defendant Lancer is a limited liability company organized under the laws of the state of Connecticut with its principal place of business in New York, New York.

Jurisdiction and Venue

7. Jurisdiction is conferred by Conn. Gen. Stat. § 52. Defendants are domiciled in Connecticut and AIP's claims arise out of acts and transactions that took place in Connecticut. Moreover, Defendants, in Section 14.06 of the Partnership Agreement, agreed that "any action or proceeding [t]hereunder must be commenced and prosecuted in the Superior Court of the State of Connecticut, Fairfield County."

8. Venue is proper pursuant to Conn. Gen. Stat. § 51-345, because Defendants, in Section 14.06 of the Partnership Agreement, agreed that "any action or proceeding [t]hereunder must be commenced and prosecuted in the Superior Court of the State of Connecticut, Fairfield County."

9. Section 14.05 of the Partnership Agreement provides that the Partnership Agreement "shall be construed in accordance with and governed by the laws of the State of Connecticut."

The Partnership Agreement

10. The Partnership Agreement, dated November 24, 1997, established the Lancer Fund as a limited partnership, consisting of Lancer as general partner and certain limited partners, pursuant to the Connecticut Uniform Limited Partnership Act, Conn. Gen. Stat. § 34-9 *et seq.* (the "Act"). Partnership Agreement § 1.01. A true and correct copy of the Partnership Agreement is attached hereto as Exhibit A.

11. AIP entered into the Partnership Agreement on behalf of and as general partner of Morgan Stanley Liquid Markets Fund I LP on October 1, 2001 as a limited partner, as provided by Section 8.01 of the Partnership Agreement.

12. AIP entered into the Partnership Agreement on behalf of and as general partner of Morgan Stanley Institutional Fund of Hedge Funds LP on July 1, 2002, as a limited partner, as provided by Section 8.01 of the Partnership Agreement.

13. The purpose of the Lancer Fund was to "serve as a fund through which the assets of its Partners may be utilized in investing and trading in securities." Partnership Agreement § 1.03.

14. The parties to the Partnership Agreement agreed that Lancer, as general partner, would have the exclusive authority to make investments on behalf of the Lancer Fund. Partnership Agreement § 3.01.

15. Lancer agreed to keep books, financial and tax records relating to the Lancer Fund, together with a certified copy of the Certificate of Limited Partnership and any amendments thereto, at its offices and make them available to any limited partner upon written request.

16. In particular, Section 3.07 of the Partnership Agreement provides that such records "shall at all times be maintained at the principal office of the Partnership, and open to reasonable inspection and examination by the Partners, during business hours upon prior written notice." Section 5.04 of the Partnership Agreement further provides, in pertinent part:

> Each Limited Partner shall have the same right as the General Partner . . . to inspect and copy the Partnership's books and records upon prior written notice at any reasonable time and at such Limited Partner's sole cost and expense, and to receive on demand true and full information regarding all actions and circumstances affecting the Partnership, and a formal account of the Partnership's affairs whenever circumstances render it just and reasonable.

17. Lancer also agreed to distribute an annual audited financial statement to each limited partner. Section 3.07 of the Partnership Agreement provides, in relevant part, (emphasis added):

> The General Partner shall cause to be prepared and distributed *as soon as practicable following the end of each Partnership Fiscal Year* an audited annual financial statement prepared in accordance with generally accepted accounting principles, consistently applied.

18. Section 1.05 of the Partnership Agreement provides that "the fiscal year of the Partnership shall end on December 31 of each year," unless changed by the General Partner.

Connecticut Uniform Limited Partnership Act

19. Section 34-13c of the Act provides, in relevant part, that "[e]ach limited partnership shall keep ... (1) A current list of the full name and last known business address of each partner set forth in alphabetical order ...[and] (4) copies of any then effective written partnership agreements and of any financial statements of the limited partnership for the three most recent years..."

20. Section 34-18 of the Act states that each limited partner of a limited partnership is entitled to "(1) Inspect and copy any of the partnership records required to be maintained by section 34-13c and (2) Obtain from the general partners from time to time on reasonable

demand (i) true and full information regarding the state of the business and financial condition of the limited partnership..."

Defendants Have Breached Their Obligations Under the Partnership Agreement and the Act

21. To date, Defendants have failed to distribute an audited financial statement for the year ending December 31, 2001 to the limited partners in the Lancer Fund.

22. The Defendants have also failed to meet their obligation to provide, upon request, access to the books and records of the Lancer Fund. On October 2, 2002, R. Putnam Coes III, AIP's Chief Operating Officer, wrote to Lancer requesting access to the Lancer Fund's books and records and noting that AIP had yet to receive a 2001 audited financial statement for the Lancer Fund. Mr. Coes also requested a copy of the current Schedule A to the Partnership Agreement, which identifies each limited partner to the Partnership Agreement. (The October 2, 2002 letter is attached as Exhibit B.)

23. Defendants, by Michael Lauer, Lancer's Manager, told AIP that they were unwilling to honor the request.

24. On October 10, 2002, counsel for AIP wrote to Defendants' counsel, again reminding Defendants of their obligation to provide an annual audited financial statement for the Lancer Fund and a copy of the schedule listing the limited partners, and requesting access to the Lancer Fund's books and records. (The October 10, 2002 letter is attached as Exhibit C.)

25. After several weeks of refusals, Lancer finally agreed to allow AIP to visit its offices to inspect the books and records of the Lancer Fund. However, AIP was only provided limited information about the portfolio. When AIP sought to confirm the information about the portfolio that was provided, it discovered material discrepancies between the Lancer Fund's records and information provided by the third-party custodian, Bank of America. In addition, AIP was unable to confirm information about other substantial investments held by the Lancer Fund.

26. In the midst of AIP's review, Lancer suddenly and without explanation denied AIP access to the information it was seeking. Specifically, Bank of America declined to provide further information to AIP about the securities it held as custodian for the Lancer Fund without further authorization from Lancer, which Lancer refused to provide. In

addition, because Lancer made available only incomplete information about other significant holdings of the Lancer Fund, AIP's attempts to verify the data were impeded and frustrated.

27. Defendants' pattern of non-cooperation, non-responsiveness and non-performance of their statutory and contractual obligations to provide financial statements and access to the books and records of the Lancer Fund has caused serious concerns about Lancer's performance of its obligations under the Partnership Agreement. AIP must have complete access to the information about the Lancer Fund to which it is entitled in order to make informed decisions about the appropriate actions to take on behalf of its funds and their investors.

First Cause of Action

(For Declaratory Judgment)

28. Plaintiff realleges and incorporates by reference the allegations contained in paragraphs 1 through 27 inclusive, as though each were fully set forth herein.

29. By failing to provide an annual audited financial statement for the year ending December 31, 2001 and by refusing to honor Plaintiff's request for a copy of the schedule listing the limited partners and for access to the books and records of the Lancer Fund, Defendants have breached the Partnership Agreement and violated Section 34-18 of the Act.

30. By virtue of the foregoing, Plaintiff is entitled to a declaratory judgment that Defendants have breached their obligations under the Partnership Agreement and violated Section 34-18 of the Act.

Second Cause of Action

(For Writ of Mandamus Requiring Defendants to Provide 2001 Financial Statement)

31. Plaintiff realleges and incorporates by reference the allegations contained in paragraphs 1 through 27 inclusive, as though each were fully set forth herein.

32. Pursuant to Section 3.07 of the Partnership Agreement, Defendants are required to provide Plaintiff with an annual audited financial statement for the Lancer Fund.

33. Defendants have refused and failed to provide an audited financial statement for the year ending December 31, 2001.

34. Plaintiff is therefore entitled to a temporary and permanent Writ of Mandamus requiring Defendants to provide it with an audited financial statement for the year ending December 31, 2001.

Third Cause of Action

(For Writ of Mandamus Requiring Defendants to Allow Access)

35. Plaintiff realleges and incorporates by reference the allegations contained in paragraphs 1 through 27 inclusive, as though each were fully set forth herein.

36. Pursuant to Section 5.04 of the Partnership Agreement and Section 34-18 of the Act, Plaintiff is entitled to inspect and examine the books and records kept by Lancer relating to the Lancer Fund, as well as the certificate and schedule listing the limited partners, and to receive on demand true and full information regarding the business and financial condition of the Lancer Fund.

37. Defendants have provided only limited and incomplete access to the books and records relating to the Lancer Fund.

38. Plaintiff is therefore entitled to a temporary and permanent Writ of Mandamus requiring Defendants to provide it with immediate and complete access to the Lancer Fund's books and records, and to the certificate and schedule listing the limited partners.

Fourth Cause of Action

(Breach of the Partnership Agreement)

39. Plaintiff realleges and incorporates by reference the allegations contained in paragraphs 1 through 27 inclusive, as though each were fully set forth herein.

40. The Partnership Agreement, which is a valid and binding contract between the parties, requires Lancer to distribute an annual audited financial statement to each limited partner and to allow limited partners access to the books and records of the Lancer Fund.

41. By failing to provide an annual audited financial statement for the year ending December 31, 2001 and by providing only limited access to the books and records of the Lancer Fund, including the certificate and schedule listing the limited partners, Defendants have breached the Partnership Agreement.

42. As a result of the Defendants' breach of the Partnership Agreement, Plaintiff has been forced to incur costs in protecting its rights and interests under the Agreement, and suffered other monetary damages as a result of being unable to verify information relating to the Partnership.

43. Plaintiff is therefore entitled to recover damages in an amount to be determined at trial to compensate it for losses arising out of Plaintiff's efforts to gain access to the books and records of the Lancer Fund.

Prayer for Relief

WHEREFORE, Morgan Stanley Alternative Investment Partners LP respectfully requests that the Court grant an order and judgment in favor of Plaintiff:

A. Declaring that Defendants have breached the Partnership Agreement and violated Section 34-18 of the Act;
B. Ordering Defendants to provide Plaintiff within 30 days with an audited financial statement for the Lancer Fund relating to the year ending December 31, 2001;
C. Ordering a Mandamus that Defendants to provide Plaintiff immediate and complete access to the Lancer Fund's books and records, as well as the certificate and schedule listing the limited partners, and to provide Plaintiff with true and all information regarding all actions and circumstances affecting the Lancer Fund, in accordance with the provisions of the Partnership Agreement and the Act;
D. Awarding to Plaintiff damages in an amount to be determined at trial;
E. Awarding such other and further relief as the Court deems just and proper, together with the cost and expenses of this action, including attorneys' fees and disbursements.

3. Defendants are required to provide Petitioner with an annual audited financial statement and access to the Lancer Fund's books and records pursuant to Sections 3.07 and 5.04 of the Partnership Agreement and Section 34-18 of the Connecticut General Statutes.

4. Defendants have failed and refuse to do so.

5. By reason of the foregoing, Petitioner has suffered and continues to suffer irreparable injury.

6. Petitioner is entitled to an expedited remedy for Defendants' improper refusal to comply with the Partnership Agreement and Section 34-18 of the Connecticut General Statutes.

7. A recognizance to prosecute the present action has been taken in the appropriate and sufficient amount of $250.00. The giving of a further bond to answer damages should the Petitioner fail to prosecute this action to effect is unnecessary because there will not be any consequences or cost to the defendants and the Petitioners have the financial wherewithal to pay any costs.

PRAYER FOR RELIEF

WHEREFORE, the Petitioner prays that an order of mandamus be issued directing Defendants Lancer Partners, LP and Lancer Management Group II, LLC to provide Petitioner with immediate and complete access to Defendants' books and records, as set forth in the Verified Complaint and as required by law, or to show cause to the contrary.

PETITIONER
MORGAN STANLEY ALTERNATIVE
INVESTMENT PARTNERS LP



By: ______________________
Kathleen D. Warner
For: DAY, BERRY & HOWARD
One Canterbury Green
Stamford, CT 06901-2047
Tel.: (203) 977-7300
Fax: (203) 977-7301
Juris No. 14230

Of Counsel:
Joseph P. Moodhe
DEBEVOISE & PLIMPTON
919 Third Avenue
New York, NY 10022
(212) 909-6000

VERIFICATION

Jerome Baesel, individually and as Managing Director of Morgan Stanley Alternative Investment Partners LP, being duly sworn, deposes and says that he has reviewed the allegations of the foregoing Motion for Temporary Mandamus and finds them to be true and correct and that he is duly authorized by plaintiff Morgan Stanley Alternative Investment Partners LP to make this verification upon oath.



Jerome Baesel

Sworn to and subscribed
before me this 22 day of January 2003



Notary Public



Janet S. Mayo
MY COMMISSION # CC990665 EXPIRES
October 18, 2003
BONDED THRU TROY FAIN INSURANCE, INC.

RETURN DATE: FEBRUARY 18, 2003	)	SUPERIOR COURT
MORGAN STANLEY ALTERNATIVE INVESTMENT PARTNERS LP, Plaintiff,	)	JUDICIAL DISTRICT OF STAMFORD/NORWALK
- against -	)	AT STAMFORD
LANCER PARTNERS, LP, and LANCER MANAGEMENT GROUP II, LLC, Defendants.	)	February 4, 2003

MOTION TO FILE COMPLAINT AND MOTION FOR TEMPORARY MANDAMUS UNDER SEAL

Pursuant to Practice Book Section 11-20, Plaintiff Morgan Stanley Alternative Investment Partners LP ("AIP") hereby moves for an order sealing from public view the complaint and the motion for temporary mandamus. Such an order is necessary to preserve the parties' respective interest in its sensitive, confidential financial and other information and which interest overrides the public's interest in viewing such materials.

This action involves a demand by plaintiff for access to information concerning an investment fund, Lancer Partners, LP (the "Lancer Fund"), in which other funds managed by plaintiff have made substantial investments. Both the investment funds managed by plaintiff and the Lancer Fund comprise funds raised through private placements.

Plaintiff seeks to enforce contractual and statutory rights to inspect the Lancer Fund's books and to obtain information in order to assess its investments in the Lancer Fund. The complaint is based on contractual and statutory rights. However, public disclosure through third parties could be misinterpreted, leading to an adverse financial impact on the Lancer Fund and, correspondingly, on the investors in the Lancer Fund. That would be an inequitable and unintended result for all the investors, which could be avoided by an order sealing these proceedings. At the same time, the demand in the complaint for information is presently a matter of private interest peculiar to the parties hereto. Because of these circumstances, plaintiff anticipates that the defendants will join in this request once they appear.

Accordingly, plaintiff respectfully requests that the Court seal the Complaint and the Motion for Temporary Mandamus.

PETITIONER
MORGAN STANLEY ALTERNATIVE
INVESTMENT PARTNERS LP



By: ______________________

Kathleen D. Warner
For: DAY, BERRY & HOWARD
One Canterbury Green
Stamford, CT 06901-2047
Tel.: (203) 977-7300
Fax: (203) 977-7301
Juris No. 14230

Of Counsel:
Joseph P. Moodhe
DEBEVOISE & PLIMPTON
919 Third Avenue
New York, NY 10022
(212) 909-6000

ORDER

The foregoing motion having been presented to the Court, it is hereby ORDERED: GRANTED/DENIED.

BY THE COURT

____
JUDGE/Clerk

1221 Avenue of the Americas
New York, NY 10020

MorganStanley

October 10, 2002

BY FAX AND FEDEX

Robert G. Leonard, Esq.
Bryan Cave Robinson Silverman
245 Park Avenue
New York, NY 10167

Re: Lancer

Dear Mr. Leonard:

I write on behalf of Morgan Stanley and Morgan Stanley Alternative Investment Partners ("AIP"). I understand that you represent Lancer Partners, Limited Partnership (the "Lancer Fund") and Lancer Management Group II, LLC ("Lancer"). I attach a copy of a letter that Putnam Coes of Morgan Stanley AIP sent to Michael Lauer of Lancer on October 2, 2002. As you can see, we have requested prompt access to the books and records of the Lancer Fund, and we have also requested the schedule of limited partners of the Lancer Fund. Mr. Lauer has preliminarily indicated that he is not inclined to honor these requests. Certain Morgan Stanley AIP funds are limited partners of the Lancer Fund, and as such, we are entitled to both items under the Limited Partnership Agreement, Sections 3.07 and 5.04, and as Schedule A to the Agreement.

I am sure you can appreciate our need for as much information as possible in light of the fact that we have not received audited financials for December 31, 2001 from your client. We continue to hope that those financials will be forthcoming shortly, but as you must also be aware, we have certain obligations that we need to meet as investment advisers. In order to meet these obligations, we will consider all our options to enforce our rights. It is our view that the Limited Partnership Agreement is clear about our rights with respect to the requests that we have made. We ask that you discuss our requests with Mr. Lauer, and respond to us in writing by the close of business tomorrow.

MorganStanley

I appreciate your attention to this matter. I have tried to reach you by telephone, and remain willing to discuss this matter with you further. Please feel free to call me at (212) 762-8205.

Sincerely,



Soo-Mi Lee
Executive Director and Counsel

Enclosures

cc: R. Putnam Coes III, Morgan Stanley Alternative Investment Partners
Barry Fink, Morgan Stanley Investment Management
Natasha Kassian, Morgan Stanley Investment Management
Jennifer Anne Spiegel, Debevoise & Plimpton

RETURN DATE: FEBRUARY 18, 2003	)	
	)	
MORGAN STANLEY ALTERNATIVE INVESTMENT PARTNERS LP,	)	SUPERIOR COURT
	)	
	)	JUDICIAL DISTRICT OF
Plaintiff,	)	STAMFORD/NORWALK
	)	
- against -	)	AT STAMFORD
	)	
LANCER PARTNERS, LP, and LANCER MANAGEMENT GROUP II, LLC,	)	February 4, 2003
	)	
	)	
Defendants.	)	

Plaintiff Morgan Stanley Alternative Investment Partners LP ("AIP"), on behalf of and as general partner of Morgan Stanley Liquid Markets Fund I LP and Morgan Stanley Institutional Fund of Hedge Funds LP, by and through its undersigned attorneys, Day, Berry & Howard, for its complaint herein, alleges as follows:

Nature of the Action

1. This is an action for damages and declaratory and injunctive relief arising out of breaches by Defendant Lancer Management Group II, LLC ("Lancer") and Defendant Lancer Partners, Limited Partnership (the "Lancer Fund") of their contractual and statutory obligations under a Limited Partnership Agreement ("Partnership Agreement,"), which Morgan Stanley Liquid Markets Fund I LP and Morgan Stanley Institutional Fund of Hedge Funds LP joined as limited partners on October 1, 2001 and July 1, 2002.

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1/23/03 3:3

2. Under the Partnership Agreement, Lancer agreed to distribute annual audited financial statements to the limited partners, and to provide access to the books and records of the Lancer Fund upon written notice.

3. Defendants have failed to distribute an audited financial statement for the year ending December 31, 2001 and have denied plaintiff its right to access to the books and records of the Lancer Fund.

The Parties

4. Plaintiff AIP is a limited partnership organized under the laws of the state of Delaware with its principal place of business in West Conshohocken, PA.

5. On information and belief, Defendant Lancer Fund is a limited partnership organized under the laws of the state of Connecticut with its principal place of business in New York, New York.

6. On information and belief, Defendant Lancer is a limited liability company organized under the laws of the state of Connecticut with its principal place of business in New York, New York.

Jurisdiction and Venue

7. Jurisdiction is conferred by Conn. Gen. Stat. § 52. Defendants are domiciled in Connecticut and AIP's claims arise out of acts and transactions that took place in Connecticut. Moreover, Defendants, in Section 14.06 of the Partnership Agreement, agreed that "any action or

proceeding [t]hereunder must be commenced and prosecuted in the Superior Court of the State of Connecticut, Fairfield County."

8. Venue is proper pursuant to Conn. Gen. Stat. § 51-345, because Defendants, in Section 14.06 of the Partnership Agreement, agreed that "any action or proceeding [t]hereunder must be commenced and prosecuted in the Superior Court of the State of Connecticut, Fairfield County."

9. Section 14.05 of the Partnership Agreement provides that the Partnership Agreement "shall be construed in accordance with and governed by the laws of the State of Connecticut."

The Partnership Agreement

10. The Partnership Agreement, dated November 24, 1997, established the Lancer Fund as a limited partnership, consisting of Lancer as general partner and certain limited partners, pursuant to the Connecticut Uniform Limited Partnership Act, Conn. Gen. Stat. § 34-9 *et seq.* (the "Act"). Partnership Agreement § 1.01. A true and correct copy of the Partnership Agreement is attached hereto as Exhibit A.

11. AIP entered into the Partnership Agreement on behalf of and as general partner of Morgan Stanley Liquid Markets Fund I LP on October 1, 2001 as a limited partner, as provided by Section 8.01 of the Partnership Agreement.

12. AIP entered into the Partnership Agreement on behalf of and as general partner of Morgan Stanley Institutional Fund of Hedge Funds LP on July 1, 2002, as a limited partner, as provided by Section 8.01 of the Partnership Agreement.

13. The purpose of the Lancer Fund was to "serve as a fund through which the assets of its Partners may be utilized in investing and trading in securities." Partnership Agreement § 1.03.

14. The parties to the Partnership Agreement agreed that Lancer, as general partner, would have the exclusive authority to make investments on behalf of the Lancer Fund. Partnership Agreement § 3.01.

15. Lancer agreed to keep books, financial and tax records relating to the Lancer Fund, together with a certified copy of the Certificate of Limited Partnership and any amendments thereto, at its offices and make them available to any limited partner upon written request.

16. In particular, Section 3.07 of the Partnership Agreement provides that such records "shall at all times be maintained at the principal office of the Partnership, and open to reasonable inspection and examination by the Partners, during business hours upon prior written notice." Section 5.04 of the Partnership Agreement further provides, in pertinent part:

> Each Limited Partner shall have the same right as the General Partner . . . to inspect and copy the Partnership's books and records upon prior written notice at any reasonable time and at such Limited Partner's sole cost and expense, and to receive on demand true and full information regarding all actions and circumstances affecting the Partnership, and a formal account of the Partnership's affairs whenever circumstances render it just and reasonable.

17. Lancer also agreed to distribute an annual audited financial statement to each limited partner. Section 3.07 of the Partnership Agreement provides, in relevant part, (emphasis added):

> The General Partner shall cause to be prepared and distributed *as soon as practicable following the end of each Partnership Fiscal Year* an audited annual financial statement prepared in accordance with generally accepted accounting principles, consistently applied.

18. Section 1.05 of the Partnership Agreement provides that "the fiscal year of the Partnership shall end on December 31 of each year," unless changed by the General Partner.

Connecticut Uniform Limited Partnership Act

19. Section 34-13c of the Act provides, in relevant part, that "[e]ach limited partnership shall keep ... (1) A current list of the full name and last known business address of each partner set forth in alphabetical order ...[and] (4) copies of any then effective written partnership agreements and of any financial statements of the limited partnership for the three most recent years..."

20. Section 34-18 of the Act states that each limited partner of a limited partnership is entitled to "(1) Inspect and copy any of the partnership records required to be maintained by section 34-13c and (2) Obtain from the general partners from time to time on reasonable demand (i) true and full information regarding the state of the business and financial condition of the limited partnership..."

Defendants Have Breached Their Obligations Under the Partnership Agreement and the Act

21. To date, Defendants have failed to distribute an audited financial statement for the year ending December 31, 2001 to the limited partners in the Lancer Fund.

22. The Defendants have also failed to meet their obligation to provide, upon request, access to the books and records of the Lancer Fund. On October 2, 2002, R. Putnam Coes III, AIP's Chief Operating Officer, wrote to Lancer requesting access to the Lancer Fund's books and records and noting that AIP had yet to receive a 2001 audited financial statement for the Lancer Fund. Mr. Coes also requested a copy of the current Schedule A to the Partnership Agreement, which identifies each limited partner to the Partnership Agreement. (The October 2, 2002 letter is attached as Exhibit B.)

23. Defendants, by Michael Lauer, Lancer's Manager, told AIP that they were unwilling to honor the request.

24. On October 10, 2002, counsel for AIP wrote to Defendants' counsel, again reminding Defendants of their obligation to provide an annual audited financial statement for the Lancer Fund and a copy of the schedule listing the limited partners, and requesting access to the Lancer Fund's books and records. (The October 10, 2002 letter is attached as Exhibit C.)

25. After several weeks of refusals, Lancer finally agreed to allow AIP to visit its offices to inspect the books and records of the Lancer Fund. However, AIP was only provided limited information about the portfolio. When AIP sought to confirm the information about the

portfolio that was provided, it discovered material discrepancies between the Lancer Fund's records and information provided by the third-party custodian, Bank of America. In addition, AIP was unable to confirm information about other substantial investments held by the Lancer Fund.

26. In the midst of AIP's review, Lancer suddenly and without explanation denied AIP access to the information it was seeking. Specifically, Bank of America declined to provide further information to AIP about the securities it held as custodian for the Lancer Fund without further authorization from Lancer, which Lancer refused to provide. In addition, because Lancer made available only incomplete information about other significant holdings of the Lancer Fund, AIP's attempts to verify the data were impeded and frustrated.

27. Defendants' pattern of non-cooperation, non-responsiveness and non-performance of their statutory and contractual obligations to provide financial statements and access to the books and records of the Lancer Fund has caused serious concerns about Lancer's performance of its obligations under the Partnership Agreement. AIP must have complete access to the information about the Lancer Fund to which it is entitled in order to make informed decisions about the appropriate actions to take on behalf of its funds and their investors.

First Cause of Action

(For Declaratory Judgment)

28. Plaintiff realleges and incorporates by reference the allegations contained in paragraphs 1 through 27 inclusive, as though each were fully set forth herein.

29. By failing to provide an annual audited financial statement for the year ending December 31, 2001 and by refusing to honor Plaintiff's request for a copy of the schedule listing the limited partners and for access to the books and records of the Lancer Fund, Defendants have breached the Partnership Agreement and violated Section 34-18 of the Act.

30. By virtue of the foregoing, Plaintiff is entitled to a declaratory judgment that Defendants have breached their obligations under the Partnership Agreement and violated Section 34-18 of the Act.

Second Cause of Action

(For Writ of Mandamus Requiring Defendants to Provide 2001 Financial Statement)

31. Plaintiff realleges and incorporates by reference the allegations contained in paragraphs 1 through 27 inclusive, as though each were fully set forth herein.

32. Pursuant to Section 3.07 of the Partnership Agreement, Defendants are required to provide Plaintiff with an annual audited financial statement for the Lancer Fund.

33. Defendants have refused and failed to provide an audited financial statement for the year ending December 31, 2001.

34. Plaintiff is therefore entitled to a temporary and permanent Writ of Mandamus requiring Defendants to provide it with an audited financial statement for the year ending December 31, 2001.

Third Cause of Action

(For Writ of Mandamus Requiring Defendants to Allow Access)

35. Plaintiff realleges and incorporates by reference the allegations contained in paragraphs 1 through 27 inclusive, as though each were fully set forth herein.

36. Pursuant to Section 5.04 of the Partnership Agreement and Section 34-18 of the Act, Plaintiff is entitled to inspect and examine the books and records kept by Lancer relating to the Lancer Fund, as well as the certificate and schedule listing the limited partners, and to receive on demand true and full information regarding the business and financial condition of the Lancer Fund.

37. Defendants have provided only limited and incomplete access to the books and records relating to the Lancer Fund.

38. Plaintiff is therefore entitled to a temporary and permanent Writ of Mandamus requiring Defendants to provide it with immediate and complete access to the Lancer Fund's books and records, and to the certificate and schedule listing the limited partners.

Fourth Cause of Action

(Breach of the Partnership Agreement)

39. Plaintiff realleges and incorporates by reference the allegations contained in paragraphs 1 through 27 inclusive, as though each were fully set forth herein.

40. The Partnership Agreement, which is a valid and binding contract between the parties, requires Lancer to distribute an annual audited financial statement to each limited partner and to allow limited partners access to the books and records of the Lancer Fund.

41. By failing to provide an annual audited financial statement for the year ending December 31, 2001 and by providing only limited access to the books and records of the Lancer Fund, including the certificate and schedule listing the limited partners, Defendants have breached the Partnership Agreement.

42. As a result of the Defendants' breach of the Partnership Agreement, Plaintiff has been forced to incur costs in protecting its rights and interests under the Agreement, and suffered other monetary damages as a result of being unable to verify information relating to the Partnership.

43. Plaintiff is therefore entitled to recover damages in an amount to be determined at trial to compensate it for losses arising out of Plaintiff's efforts to gain access to the books and records of the Lancer Fund.

Praver for Relief

WHEREFORE, Morgan Stanley Alternative Investment Partners LP respectfully requests that the Court grant an order and judgment in favor of Plaintiff:

A. Declaring that Defendants have breached the Partnership Agreement and violated Section 34-18 of the Act;

B. Ordering Defendants to provide Plaintiff within 30 days with an audited financial statement for the Lancer Fund relating to the year ending December 31, 2001;

C. Ordering a Mandamus requiring that Defendants provide Plaintiff immediate and complete access to the Lancer Fund's books and records, as well as the certificate and schedule listing the limited partners, and to provide Plaintiff with true and all information regarding all actions and circumstances affecting the Lancer Fund, in accordance with the provisions of the Partnership Agreement and the Act;

D. Awarding to Plaintiff damages in an amount to be determined at trial;

E. Awarding such other and further relief as the Court deems just and proper, together with the cost and expenses of this action, including attorneys' fees and disbursements.

PLAINTIFF,
MORGAN STANLEY ALTERNATIVE
INVESTMENT PARTNERS LP



By: ______________________
Kathleen D. Warner
For: DAY, BERRY & HOWARD
One Canterbury Green
Stamford, CT 06901-2047
Tel.: (203) 977-7300
Fax: (203) 977-7301
Juris No. 14230
Their Attorneys

Of Counsel:
Joseph P. Moodhe
DEBEVOISE & PLIMPTON
919 Third Avenue
New York, NY 10022
(212) 909-6000

VERIFICATION

Jerome Baesel, individually and as Managing Director of Morgan Stanley Alternative Investment Partners LP, being duly sworn, deposes and says that he has reviewed the allegations of the foregoing complaint and finds them to be true and correct and that he is duly authorized by plaintiff Morgan Stanley Alternative Investment Partners LP to make this verification upon oath.



Jerome Baesel

Sworn to and subscribed
before me this 22 day of January 2003



Notary Public



Janet S. Mayo
MY COMMISSION # CC990665 EXPIRES
October 18, 2003
BONDED THRU TROY FAIN INSURANCE INC.

LIMITED PARTNERSHIP AGREEMENT

of

LANCER PARTNERS, LIMITED PARTNERSHIP

AGREEMENT made as of the 24th day of November, 1997, by and between LANCER MANAGEMENT GROUP II, LLC (the "General Partner"), with an address at 980 Post Road East, Westport, Connecticut 06880 and the undersigned limited partners appearing on Schedule "A" hereto, which Schedule A shall be amended from time to time to reflect the admission and withdrawal of limited partners (collectively, the "Limited Partners").

ARTICLE I

General Provisions

Section 1.01 **Formation.** The parties hereto hereby form LANCER PARTNERS, LIMITED PARTNERSHIP. as a limited partnership (the "Partnership") pursuant to the provisions of the Connecticut Uniform Limited Partnership Act ("CTULPA").

Section 1.02 **Partnership Name.** The name of the Partnership is and shall be Lancer Partners, Limited Partnership.

Section 1.03 **Purpose.** The purpose of the Partnership is to serve as a fund through which the assets of its Partners may be utilized in investing and trading in securities of every kind and nature and rights and options relating thereto.

Section 1.04 **Place of Business.** The principal place of business of the Partnership shall be at 980 Post Road East, Westport, Connecticut 06880 or elsewhere within or outside the State of Connecticut as the General Partner may from time to time determine.

Section 1.05 **Fiscal Year and Fiscal Period.** The fiscal year of the Partnership shall end on December 31 of each year, which fiscal year may be changed by the General Partner (hereinafter called the "Fiscal Year"). The term Fiscal Period shall mean any one or more of the following (a) the period from the first day of the Fiscal Year to the last day of the third month of the Fiscal Year, (b) the period from the first day of the fourth month of the Fiscal Year to the last day of the sixth month of the Fiscal Year, (c) the period from the first day of the seventh month of the Fiscal Year to the last day of the ninth month of the Fiscal Year; (d) the period from the first day of the tenth month of the Fiscal Year to the last day of the Fiscal Year and (e) such other periods as may be designated from time to time as a Fiscal Period by the General Partner.

Section 1.06 **Term of Partnership**. The Partnership shall continue until December 31, 2044, unless dissolved on the last day of a particular Fiscal Year as hereinafter provided or otherwise terminated as provided in Section 13.01 below.

ARTICLE II

Names of Partners; Admission of Partners

Section 2.01 **Names of Partners**. Lancer Management Group II, LLC is the General Partner and the name of each Limited Partner is set forth on Schedule A. The General Partner and Limited Partners of the Partnership at any time and from time to time are referred to as the General Partner and Limited Partners, respectively, and are collectively referred to as the Partners.

Section 2.02 **Admission of Partners**. Additional Partners may be admitted to the Partnership at other times as provided in ARTICLE VIII below. In connection with the admission of a Partner to the Partnership, such Partner shall, in advance of such admission and as a condition thereto, sign a copy of this Agreement. Upon the admission of a Limited Partner, the Initial Limited Partner listed on the signature page hereof shall withdraw from the Partnership.

ARTICLE III

Management

Section 3.01 **Management of Partnership**. The Limited Partners shall take no part in the management or control of the Partnership business and shall have no authority to act for or bind the Partnership. The General Partner shall have the sole and exclusive power, discretion and authority regarding the making of investments on behalf of the Partnership as limited by Section 3.05 and of exercising the powers set forth in Section 3.02. The General Partner shall devote so much of its time and efforts to the affairs of the Partnership as may in its judgment be necessary to accomplish the purposes of the Partnership. Nothing herein contained shall prevent the General Partner or any other Partner from conducting any other business including any business with respect to securities. The General Partner and Limited Partners are not prohibited from buying or selling securities for their own accounts, including the same securities as are purchased, sold or held by the Partnership, but the General Partner shall not buy securities from or sell securities to the Partnership without the written consent of all the Partners.

It is the present intention of the General Partner to allocate the capital of the Partnership primarily among securities and other investments of any nature or kind which are publicly traded including, but not limited to, the purchase and sale of stocks, bonds, debentures, options on stocks, preferred stock, convertible securities and such other financial instruments as the General Partner deems appropriate. The General Partner shall select investments and shall invest the funds of the Partnership from time to time as the General Partner deems appropriate.

Section 3.02 **Powers of the General Partner.** Without in any way intending to limit the powers of the General Partner, the General Partner shall have the following powers on behalf of the Partnership:

(a) As provided in Section 3.01, to allocate all of the assets of the Partnership among securities, domestic and foreign, to be selected by the General Partner, including but not limited to the right to:

(i) purchase, hold and sell securities and rights therein of any kind or nature;

(ii) purchase, hold, sell and otherwise deal in put and call options, monetary instruments and any combinations thereof and other financial instruments of any nature or kind; and

(iii) maintain margin accounts with brokers, to pledge securities for loans and, in connection with any such pledge, to effect borrowings from brokers or banks in such amounts as may be determined from time to time.

(b) To do any act or execute any agreement of any nature necessary to pursue the business of the Partnership in accordance with the provisions of this Agreement and all applicable Federal, state and local laws and regulations.

(c) To acquire and enter into any contract of insurance that the General Partner deems necessary or appropriate for the protection of the Partnership and the General Partner or for any purpose convenient or beneficial to the Partnership.

(d) To employ persons, whether full-time or part time, in the operation and management of the business of the Partnership, on such terms and for such compensation as the General Partner shall determine.

(e) To open accounts, deposit and maintain funds in the name of the Partnership in banks or savings and loan associations and to temporarily invest such funds in United States government bonds or other short-term interest bearing instruments, provided, however, that the Partnership funds shall not be commingled with the funds of any other person or entity.

(f) To cause the Partnership to make or revoke any of the elections referred to in Section 754 of the Internal Revenue Code of 1986, as amended (the "Code"), or any similar provision enacted in lieu thereof.

(g) To select as its accounting year the period ending December 31 or other Fiscal Year as is permitted by the Internal Revenue Service ("IRS").

(h) To engage accountants, attorneys, investment managers, and other consultants and advisors.

(i) To establish and maintain, for the conduct of Partnership affairs, at least one office in the State of Connecticut, and in connection therewith, rent or acquire office space and do such other acts as may be deemed necessary or advisable in connection with maintenance or administration of such office.

(j) To amend this Agreement to reflect the addition or substitution of Limited Partners, in accordance with the terms hereof, or the reduction of Capital Accounts (as hereinafter defined) upon the return of capital to Partners.

(k) To require a provision in all Partnership contracts that the General Partner shall not have any personal liability therefor, but that the person or entity contracting with the Partnership is to look solely to the Partnership and its assets for satisfaction.

(l) To purchase and sell Partnership assets at such price or amount for cash, securities or other property and upon such terms as are deemed in the General Partner's absolute discretion to be in the best interests of the Partnership.

(m) To prepare, or cause to be prepared, and to execute, acknowledge and deliver any and all instruments to effectuate the business of the Partnership, including, but not limited to, annual and/or interim reports, a copy of which shall be delivered to each Partner, as provided in Sections 3.07 and 13.04 hereof.

(n) To establish such reserves as the General Partner shall, in its sole but reasonable discretion, deem appropriate to pay current and future, definite, contingent and possible obligations of the Partnership.

Section 3.03 **Actions of General Partner**. The General Partner is authorized to act individually on behalf of the Partnership and may execute all documents and instruments on behalf of the Partnership without requirement of the execution thereof by any other Partner. Third parties may rely on execution of any documents on behalf of the Partnership by the General Partner.

Section 3.04 **Liability and Indemnification**. The General Partner shall not be liable to the Partnership or the Limited Partners for any action taken or omitted to be taken in connection with the business or affairs of the Partnership so long as the General Partner has acted in good faith and is not found to be guilty of gross negligence or willful misconduct with respect thereto. It shall be conclusively presumed and established that the General Partner has acted in good faith if any action is taken, or not taken, by the General Partner on the written advice of legal counsel or other independent outside consultants.

The Partnership agrees to indemnify and hold harmless the General Partner from and against any and all claims, actions, demands, losses, judgments, penalties, fines, costs, damages, loss, threat of loss and expenses (including attorney's fees) as a result of any claim or legal proceeding related to any action taken or omitted to be taken in connection with the business and affairs of the Partnership (including the settlement of any such claim or legal proceeding); provided, however, that the party against whom the claim is made or legal proceeding is directed is not guilty of gross negligence or willful misconduct as determined by a court of competent jurisdiction. Any indemnity under this Section shall be paid from and to the extent of Partnership assets only and only to the extent that such indemnity does not violate applicable Federal and state laws.

Section 3.05 **Absolute Restrictions**. The General Partner shall not authorize the transfer of any Partner's interest in the Partnership (hereinafter individually "Partnership Interest" and collectively, "Partnership Interests") if the result of said transfer will be a sale or exchange of more than fifty (50%) percent of the Partnership Interests within a twelve (12) month period or if it would otherwise materially affect the income benefits anticipated by the Limited Partners.

The General Partner shall not do any act, whether of omission or commission, that would make it impossible to carry on the normal business of the Partnership (other than a sale at arm's length of all or any portion of the Partnership's assets to which the Limited Partners hereby consent).

The General Partner shall not confess judgment against the Partnership or authorize anyone to confess judgment against the Partnership.

The General Partner shall not enter into any agreement on behalf of the Partnership that exposes any other Partner to any liability unless such other Partner consents in writing thereto.

Section 3.06 **No Prohibition Against Other Business Ventures**. The General Partner may engage and hold interests in other business ventures of every kind and description for its own account including, without limitation, other investment entities similar to the Partnership, whether such business ventures are in direct or indirect competition with the Partnership and whether the Partnership or any of the Partners also has an interest therein.

Section 3.07 **Duty to Keep Books, Financial and Tax Reports**. At all times during the existence of the Partnership, the General Partner shall keep full and true books of account on the accrual basis, in which shall be entered fully and accurately each transaction of the Partnership. The General Partner has the power, in its sole discretion, to delegate the administrative bookkeeping functions relating to the Partnership to an agent, which may be the Partnership's accountants. Such books, together with a certified copy of the Certificate of Limited Partnership and any amendments thereto ("Certificate"), shall at all times be maintained at the principal office of the Partnership, and open to reasonable inspection and examination by the Partners, during normal business hours upon prior written notice. Any such inspection must be in good faith without any intent to damage the Partnership or any of its Partners in any manner.

The General Partner shall cause to be prepared and distributed to each Partner as soon as practicable following the end of each Partnership Fiscal Year an audited annual financial statement prepared in accordance with generally accepted accounting principles, consistently applied. The General Partner shall also cause to be prepared by an independent certified public accountant on an accrual basis and shall file all Federal, state and local income, franchise, gross receipts, payroll and other tax returns that the Partnership is obligated to file. Copies of all Partnership tax returns, information returns or reports shall be available to all Partners as soon as practicable after the close of the Partnership Fiscal Year at the principal office of the Partnership. Copies of Schedule K-1 of the Partnership Tax Return (Form 1065) shall be distributed to all Partners as soon as practicable after the end of the Partnership Fiscal Year.

Section 3.08 **Section 754 Change in Basis**. In the event of a transfer or withdrawal (in accordance with the provisions of this Agreement) of all or part of the Partnership Interest of any Limited Partner, the General Partner may, in the case of a transfer, adjust that Limited Partner's basis in the Partnership and, in the case of a withdrawal, the basis in the Partnership of all remaining Partners for Federal income tax purposes, pursuant to Section 754 of the Code.

ARTICLE IV

Resignation; Prohibition Against Transfer; Continuation of Partnership; and Substitution of General Partner

Section 4.01 **General Partner Resignation and Involuntary Withdrawal; Prohibition Against Transfer by General Partner**. The General Partner shall not be permitted to voluntarily withdraw or resign as a General Partner except upon no less than thirty (30) days prior written notice to all Limited Partners. In the event of death, insanity, disability or other incompetency of the General Partner or if a voluntary or involuntary petition for bankruptcy shall be filed by or against the General Partner or the General Partner shall make any assignment for the benefit of creditors (collectively, "Involuntary Withdrawal"), the General Partner or the General Partner's trustee, receiver or assignee shall become inactive in the affairs of the Partnership, shall have none of the rights and powers of a General Partner hereunder, shall have no authority to act on behalf of the Partnership or have any voice in the management and operation of the Partnership. The General Partner shall not assign, transfer, sell, mortgage or otherwise encumber or transfer its Partnership Interest except to the extent that the General Partner remains a General Partner and the transfer is otherwise permitted under the CTULPA.

Section 4.02 **Continuation of Partnership; Appointment of Substitute General Partner by Limited Partners**. If an event as set forth in Section 13.01(b) below occurs, the Limited Partners shall have the right, within ninety (90) days after such event by: (i) affirmative vote of each of the Limited Partners, to continue the Partnership and appoint a substitute General Partner; or (ii) affirmative vote of Limited Partners owning more than fifty (50%) percent of the Interests of the Limited Partners, to continue the Partnership with any remaining General Partner; in either event the Partnership shall not dissolve and shall continue its existence. If the Limited Partners elect to continue the Partnership, a favorable opinion of counsel is required to the effect that the Partnership will continue to be a partnership for Federal income tax purposes.

Section 4.03 **Substitute General Partner Requirements**. Any substitute General Partner shall execute and acknowledge any and all instruments that are necessary or appropriate to effect the admission of any such person or entity as a substitute General Partner, including, without limitation, the written acceptance and adoption by such person of the provisions of this Agreement and an amendment of the Certificate. Any successor to such office of General Partner shall have all of the rights (except as expressly provided to the contrary herein) powers and obligations that the General Partner possessed prior to its withdrawal from the Partnership.

ARTICLE V

Status, Rights, Powers and Voting Rights of Limited Partners

Section 5.01 **Limited Liability**. A Limited Partner, or a substitute or Additional Limited Partner, shall not be personally liable or bound for the expenses, liabilities or obligations of the Partnership beyond the amount of such Partner's Capital Contributions (as defined below) as required by Schedule A annexed hereto.

Section 5.02 **Capital Contributions**. No Limited Partner shall be entitled to a return of such Limited Partner's Capital Contribution or any portion thereof except as set forth in ARTICLE VII below and no time has been agreed upon for the return of any Partner's Capital Contribution except as herein provided.

Each Limited Partner, if such Limited Partner receives a return of all or any part of such Limited Partner's Capital Contribution, may to the extent provided for in the CTULPA be liable to the Partnership for an amount equal to such returned contribution, without interest.

Section 5.03 **Liability of Limited Partner**. No Limited Partner shall be obligated to provide any contributions to the capital of the Partnership in addition to those specified in Section 9.02 of this Agreement.

No Limited Partner shall be obligated to make any loan to the Partnership.

Section 5.04 **Rights of Limited Partners to Inspect Books, Records, and Partnership Documents.** Each Limited Partner shall have the same right as the General Partner (except to the extent limited by Section 3.07) to inspect and copy the Partnership's books and records upon prior written notice at any reasonable time and at such Limited Partner's sole cost and expense, and to receive on demand true and full information regarding all transactions and circumstances affecting the Partnership, and a formal account of the Partnership's affairs whenever circumstances render it just and reasonable. Pursuant to Section 34-10d of the CTULPA, the General Partner shall not be required to deliver a copy of the Certificate or any other certificate referred to therein to any Limited Partner unless a specific request therefor is made by such Limited Partner.

Section 5.05 **No Restriction on Other Activities.** A Limited Partner may engage and hold interests in business ventures of every kind and description for such Limited Partner's own account including, without limitation, business ventures which are, directly or indirectly, in competition with the Partnership and whether the Partnership or any of the Partners also has an interest therein. Neither the Partnership nor any of the Partners shall have any rights in such independent business ventures by virtue of this Agreement.

Section 5.06 **Voting Rights.** In addition to the rights to vote conferred upon the Limited Partners elsewhere in this Agreement, the Limited Partners shall have the right to vote upon the following matters affecting the basic structure of the Partnership. In order to become an act of the Partnership, all such matters voted upon as described in Section 5.06(a) below shall require the written consent of each of the Limited Partners and all such matters voted upon as described in Section 5.06(b) below shall require the written consent of Limited Partners owning more than fifty (50%) percent of the Interests of the Limited Partners:

(a) Except as otherwise provided herein, the appointment of an additional or substitute General Partner, and the terms and conditions (other than those set forth in this Agreement) for the admission of an additional or substitute General Partner.

(b) Amendment or modification of the Certificate and/or this Agreement other than an amendment to admit Additional or Substitute Limited Partners and to withdraw Limited Partners.

Section 5.07 **Constructive Consent by Limited Partners.** Except with respect to the appointment of an additional or substitute General Partner pursuant to Section 5.06(a) above and the election to continue the Partnership pursuant to Section 4.02 above, in the event the General Partner requires the consent of the Limited Partners in order to take action, and written notice of such action is mailed to such Limited Partners (certified mail, return receipt requested) those Limited Partners not affirmatively objecting in writing within thirty (30) days after such notice is mailed, shall be deemed to have consented to the proposed action set forth in the General Partner's notice.

Section 5.08 **Rights as to Dissolution**. Except as otherwise provided for in the CTULPA, the Limited Partners shall have no right or power to cause the dissolution and winding up of the Partnership by court decree or otherwise or to withdraw or reduce their Capital Contributions, except as set forth in the Certificate and this Agreement. No Limited Partner shall have the right to bring an action for partition against the Partnership.

ARTICLE VI

General Partner's Fees and Partnership Expenses

Section 6.01 **General Partner's Fee**. The General Partner shall select investments and monitor their performance, investigate, select and deal with natural persons, business entities and others with whom the Partnership has business or other relationships or with whom having those relationships might be necessary or desirable; provide office space and office equipment, executive, clerical and secretarial personnel and services, and the use of accounting equipment; and prepare from time to time for submission to the Partners' reports concerning the business of the Partnership.

The General Partner will receive a quarter-annual management fee ("Basic Fee") of one-quarter (.25%) percent of the Partnership's Net Worth (as defined below) at the end of each quarter-annual Fiscal Period. Notwithstanding the above, the Basic Fee for the period or periods during which the offering remains open and for the first and last quarter-annual Fiscal Periods of the Partnership shall be calculated on the basis of the average daily total of Capital Accounts during such period. Accordingly, a pro rata Basic Fee will be charged to Partners on any amount permitted to be invested or withdrawn during any quarter-annual or semi-annual Fiscal Period, as applicable.

Section 6.02 **Partnership Expenses**. The Partnership will pay all of its accounting, legal and other operating expenses, including the expenses of the admission of the Limited Partners to the Partnership (collectively, "Administrative Expenses") for each calendar year up to a maximum of one (1%) percent of the Partnership's Net Worth at the end of each calendar year ("Expense Cap"). To the extent that the Administrative Expenses exceed the Expense Cap in any calendar year, the General Partner shall pay such excess Administrative Expenses either by charging its Capital Account or by making a direct payment, as determined by the General Partner in its sole discretion. The Expense Cap, however, does not apply to brokerage commissions and other trading and investment charges and fees which shall be paid by the Partnership.

ARTICLE VII

Withdrawals from Capital Account

Section 7.01 **Permissible Withdrawals**. A Partner may withdraw all or any part of such Limited Partner's Capital Account (as defined below) in the manner and to the extent provided in Section 7.02.

Section 7.02 **Withdrawal Procedure**. Any Partner may withdraw capital from such Partner's Capital Account after one (1) year from the date of such Partner's Initial Capital Contribution (as defined below) as of July 1st and January 1st of each calendar year, provided the Partner shall give written notice to the Partnership (which notice may be waived by the General Partner) of the Partner's intention to make such withdrawal not less than ninety (90) days prior thereto. All withdrawals shall be deemed made after the end of such Fiscal Period and prior to the commencement of the following Fiscal Period.

(a) A Limited Partner who requests a partial withdrawal of less than ninety-five (95%) percent of such Limited Partner's Capital Account balance shall be paid within fifteen (15) days after the end of the Fiscal Period during which the required notice of withdrawal is received by the Partnership.

(b) A Limited Partner who is withdrawing from the Partnership shall be paid at least ninety-five (95%) percent of such Limited Partner's Capital Account balance within fifteen (15) days after the end of the Fiscal Period during which the required notice of withdrawal is received by the Partnership.

(c) The balance of a withdrawing Limited Partner's Capital Account shall be paid as soon as practicable after completion of the applicable interim unaudited financial statements by the Partnership for the June 30th Fiscal Period or the audit of the Partnership with respect to the Fiscal Year.

(d) The General Partner may require any Limited Partner to withdraw from the Partnership if the General Partner considers such withdrawal to be in the best interests of the Partnership or for any other reason. In such event, the General Partner shall give not less than three (3) days' written notice to the Limited Partner specifying the date of withdrawal. As soon as practicable thereafter, the withdrawing Limited Partner shall receive such Limited Partner's Capital Account balance as of the withdrawal date, subject to all appropriate adjustments pursuant to the provisions of this Agreement.

(e) In the event of the death of a Limited Partner, the deceased Limited Partner's interest shall continue at the risk of the Partnership business until the end of the then current Fiscal Year.

(f) All payments under this ARTICLE VII shall be made in cash or marketable securities or both, as the General Partner may in its discretion determine.

ARTICLE VIII

Additional Limited Partners

Section 8.01 Future Issuance of Partnership Interests. The General Partner may admit as of the first day of any Fiscal Period, or at any other time that the General Partner determines as additional Limited Partners ("Additional Limited Partners") persons who contribute cash and/or securities (valued at their full market value as determined by the General Partner) for Partnership Interests ("Capital Contributions"). Any Capital Contribution received within the first five (5) business days of any Fiscal Period will be deemed made as of the beginning of such Fiscal Period. As to any Capital Contribution received more than five (5) business days after the beginning of any Fiscal Period, the General Partner, in its sole discretion, shall have the option to (a) deem such Capital Contribution to have been made as of the beginning of such Fiscal Period, or (b) place such Capital Contribution in an interest bearing account until the next Fiscal Period. If option (b) is selected by the General Partner, any interest earned thereon shall be credited to the Additional Limited Partner's Capital Account. In the event that Additional Limited Partners are admitted pursuant to this Section, the General Partner shall end the prior Fiscal Period on the last day of the prior month and commence a new Fiscal Period on the date of the admission of the Additional Limited Partner and upon such admission, the Partnership interests shall be adjusted and reallocated based upon the Capital Accounts of the respective Partners.

ARTICLE IX

Capital Accounts, Capital Contributions Net Worth Adjustments and Taxable Income and Loss

Section 9.01 Capital Accounts. A Partner's "Capital Account" as of a particular date shall consist of the following:

(a) An amount equal to the Partner's Original Capital Contribution (as hereinafter defined);

(b) The increase, if any, to such account by reason of Additional Capital Contributions;

(c) The decrease, if any, to such account by reason of withdrawals from such Capital Account; and

(d) The increase or decrease, if any, to such account in accordance with the provisions of Section 9.06 below allocated and credited or charged to the Capital Accounts of all Partners.

Section 9.02 Original Capital Contributions. A Partner's "Original Capital Contribution" shall be the amount of the Capital Contribution contributed by the Partner upon such Partner's admission as a Partner.

Section 9.03 Additional Capital Contributions. A Partner shall be permitted, with the consent of the General Partner, to make additional Capital Contributions ("Additional Capital Contributions") to the capital of the Partnership as of the first day of any Fiscal Period or at any other time that the General Partner determines. Any Additional Capital Contributions received within the first five (5) business days after the beginning of a Fiscal Period shall be deemed made as of the beginning of such Fiscal Period. As to any Additional Capital Contribution received more than five (5) business days after the beginning of any Fiscal Period, the General Partner, in its sole discretion, shall have the option to (a) deem such Additional Capital Contribution to have been made as of the beginning of such Fiscal Period, or (b) place such Additional Capital Contribution in an interest bearing account until the next Fiscal Period. If option (b) is selected by the General Partner, any interest earned thereon shall be credited to the Limited Partner's Capital Account.

Section 9.04 Adjustment to Capital Accounts for Withdrawals. The Capital Account of a Partner shall be reduced by the amount of each withdrawal made from such Partner's Capital Account as of the date of such withdrawal. Notwithstanding anything to the contrary contained in the Agreement, in the event a Partner withdraws all of such Partner's Capital Account from the Partnership, the General Partner, in its sole discretion, may make a special allocation to said Partner for Federal income tax purposes of the net capital gains recognized by the Partnership, in the last Fiscal Year in which the Partner participates in the performance of the Partnership, in such manner as will reduce the amount, if any, by which such Partner's Capital Account exceeds the Federal income tax basis of such Limited Partner's Partnership Interest before such allocation.

Section 9.05 Determination of Net Worth. The net worth of the Partnership ("Net Worth") shall be determined on the accrual basis of accounting in accordance with generally accepted accounting principles consistently applied and, further, in accordance with the following:

(a) A determination shall be made on the last day of each Fiscal Year (or Fiscal Period, if required) as to the value of all Partnership assets and as to the amount of liabilities of the Partnership. In making such determination, securities which are listed on a national securities exchange or over-the-counter securities listed on the NASDAQ National Market System, shall be valued at their last sales price on such date, or, if no sales occurred on such date, at the mean between the "bid" and "asked" prices. Securities which are not so listed shall be valued at their last closing "bid" prices if held "long" and at their last closing "asked" prices if sold "short". Securities which have no public market shall be considered at such value as the General Partner may reasonably determine. Investment in partnerships, if any, shall be valued at their last reported value, updated by any interim valuations provided by such partnerships or by any other applicable valuation deemed reasonable by the General Partner. All such valuations shall be made as of the last trading day of the Fiscal Year (or Fiscal Period, as the case may be), and all values assigned to securities by the General Partner pursuant to this Section shall be final and conclusive as to all of the Partners.

(b) There shall be deducted the Basic Fee and properly accruable estimates of expenses for accounting, legal and other administrative services, subject to the Administrative Cap (whether performed therein or to be performed thereafter) and such reserves for contingent liabilities of the Partnership, including estimated expenses, if any, in connection therewith, as the General Partner shall determine; and

(c) The organizational expenses of the Partnership shall be amortized over a period of sixty (60) months or such shorter period as the General Partner shall select and, in computing the Net Worth of the Partnership, organizational expenses, shall be treated as an asset with a value equal to the unamortized amount thereof.

After the foregoing determinations have been made, a further calculation shall be made to determine the increase or decrease in Net Worth of the Partnership during the Fiscal Year (or Fiscal Period, as the case may be) just ended. The term "increase in Net Worth" shall be the excess of Net Worth at the end of any Fiscal Year (or Fiscal Period, as the case may be) over that of the preceding Fiscal Year (or Fiscal Period, as the case may be), after adjusting for interim capital contributions and withdrawals. The term "decrease in Net Worth" shall be the amount by which the Net Worth at the end of the Fiscal Year (or Fiscal Period, as the case may be) is less than the Net Worth of the Partnership as of the end of the preceding Fiscal Year (or Fiscal Period, as the case may be) after adjusting for interim capital contributions and withdrawals.

Section 9.06 Allocation of Increase or Decrease in Net Worth (Net Income).

9.06.01 The General Partner shall have allocated to its Capital Account net income of the Partnership (net increase in Net Worth) equal to twenty (20%) percent of the Partnership net income (on the accrual basis of accounting) ("General Partner Allocation") during each calendar year, in addition to the allocations of the balance of income and profits, or losses, to the General Partner based upon its Capital Account as set forth in Section 9.06.02.

In the event that the Partnership has a loss in any calendar year (net decrease in Net Worth), the income and profits on which the General Partner Allocation is based in subsequent calendar years shall be reduced by an amount equal to the loss until the aggregate reductions equal the amount of the loss.

9.06.02 Any net increase or decrease in Net Worth during any Fiscal Year (or Fiscal Period, as the case may be) shall be allocated as of the end of such Fiscal Year (or Fiscal Period, as the case may be), after allocation to the General Partner of the General Partner Allocation, to the Capital Accounts of all Partners in the proportions which each Partner's Capital Account bore to the sum of the Capital Accounts of all the Partners as of the beginning of such Fiscal Year (or Fiscal Period, as the case may be).

Section 9.07 **Allocation for Tax Purposes.**

9.07.01 Taxable income, losses and deductions of the Partnership for each year shall accrue to, and be borne by, the parties in proportion to their sharing of net increases or decreases in Net Worth, the allocations of various types of taxable income and losses likewise being as nearly as possible proportionate. The accountants will review for the Partnership the allocations and apportionments as may be appropriate with respect to Partners who are admitted to, or who withdraw from, the Partnership. With respect to transactions the tax consequences of which are reportable in a different taxable year than for financial accounting purposes in the determination of increase or decrease in Net Worth, the tax consequences of such transactions shall be allocated and apportioned to the parties in the same proportion as originally credited or charged to the parties for financial accounting purposes. Such transactions shall include, but not be limited to, unrealized capital gains or losses at the end of a Fiscal Year not reflected for tax purposes until received, paid or realized.

9.07.02 All allocations under this paragraph shall be made pursuant to the principles of Section 704 of the Code and in conformity with Treasury Regulations promulgated thereunder, or the successor provisions to such Section and Regulations.

9.07.03 All matters concerning the allocation of profits, gains and losses among the parties (including the taxes thereon) and accounting procedures not expressly provided for by the terms of this Agreement shall be determined by the General Partner in consultation with the accountants for the Partnership, whose determination shall be final and conclusive as to all of the parties.

Section 9.08 **Hot Issues.** The General Partner, in his sole and absolute discretion, shall have the authority to cause the Partnership to directly or indirectly participate in offerings of "hot issues" (i.e., offerings that trade above their offering price once secondary market trading begins). In the event that any Partner is a restricted person under the applicable rules of the National Association of Securities Dealers, Inc. ("NASD"), then the Partnership reserves the right to allocate any profits arising from "hot issues" trades away from such restricted Partner to the extent required by the rules of the NASD. To this end, any investment by the Partnership in a "hot issue" shall be made in a separate "hot issues" account. In such event, the General Partner shall be authorized to make an equitable adjustment to Capital Accounts for the fact that non-restricted Partners were receiving profits based in part on the capital of restricted Partners. Such adjustment may, in the sole and absolute discretion of the General Partner, and to the extent not prohibited by rules of the NASD, consist of (i) assessing an interest charge to the Capital Accounts of non-restricted Partners, in favor of the Partnership, in an amount deemed appropriate to compensate the Partnership for the use of capital by non-restricted Partners in connection with hot issue trades; (ii) specially allocating a portion of non-hot issue results of the Partnership from the non-restricted Partners to the restricted Partners; or (iii) such other adjustment as the General Partner considers equitable and is not inconsistent with the rules of the NASD.

ARTICLE X

Transfers of, and Restrictions on Transfers of. Partnership Interests of Limited Partners

Section 10.01 Restrictions on Transfer of Partnership Interests of Limited Partners.

10.01.01 Except for transfers by will or intestate succession, no Limited Partner may offer, sell, transfer, assign, exchange, hypothecate or pledge, or otherwise dispose of or encumber (hereinafter collectively, "Transfer" or "Transferred"), in whole or in part, such Limited Partner's Partnership Interest without the consent of the General Partner, which may be given or withheld in its sole discretion.

10.01.02 No Limited Partner may Transfer, in whole or in part, such Limited Partner's Partnership Interest if such Transfer, would cause the termination of the Partnership for Federal income tax purposes, and any purported Transfer, that would cause the termination of the Partnership for Federal income tax purposes shall be void ab initio. Counsel for the Partnership shall give its written opinion to the General Partner as to whether any contemplated Transfer would cause the termination of the Partnership for Federal income tax purposes and the General Partner shall be entitled to rely conclusively upon such opinion in determining whether such Transfer would cause the termination of the Partnership and whether consent to such disposition should be given.

10.01.03 No Transfer of any Partnership Interest of a Limited Partner may be made unless the General Partner shall have received a written opinion of counsel satisfactory to the General Partner that such proposed Transfer: (i) may be effected without registration of the Partnership Interest being made under the Securities Act of 1933, as amended; and (ii) may be effected without violating any applicable state securities or "Blue Sky" law (including investment suitability standards).

10.01.04 In no event shall the Partnership Interest of a Limited Partner or any portion thereof be Transferred to a minor or incompetent, unless by will or intestate succession.

Section 10.02 **Admission of Substitute Limited Partner.**

10.02.01 Subject to the provisions of this ARTICLE X, an assignee of the Partnership Interest of a Limited Partner (which shall be understood to include any purchaser, transferee, donee or other recipient of any disposition of such Partnership Interest) shall be deemed admitted to the Partnership as a Limited Partner only upon the satisfactory completion of the following:

(i) consent of the General Partner shall have been given, which consent may be evidenced by a written consent executed by the General Partner or by the execution by the General Partner of an amendment, if required, to the Certificate evidencing the admission of such person as a Limited Partner;

(ii) the assignee shall have accepted and agreed to be bound by the terms and provisions of this Agreement (as it may be amended from time to time) by executing a counterpart hereof and shall have expressly assumed all of the obligations of the assignor hereunder, and shall have executed such other documents or instruments as the General Partner may require in order to effect the admission of such person as a Limited Partner;

(iii) an amendment to the Certificate, if required by Connecticut law, evidencing the admission of such person as a Limited Partner shall have been filed;

(iv) the assignee shall have delivered a letter containing a representation that the assignee's acquisition of the Partnership Interest is made as a principal for the assignee's own account, for investment purposes only and not with a view to the resale or distribution of such Partnership Interest, and that the assignee will not Transfer such Partnership Interest or any fraction thereof to anyone who does not similarly so represent and warrant;

(v) if the assignee is a corporation, the assignee shall have provided to the General Partner evidence satisfactory to counsel for the Partnership of its authority to become a Limited Partner under the terms and provisions of this Agreement;

(vi) the assignee shall have executed a power of attorney containing the terms and provisions set forth in ARTICLE XII;

(vii) the assignee shall have complied with all applicable governmental rules and regulations, if any; and

(viii) the assignee is an Accredited Investor (as such term is defined in Rule 501 promulgated under the Securities Act of 1933, as amended) and completes a questionnaire provided by the General Partner certifying that the assignee is an Accredited Investor.

10.02.02 The General Partner shall cooperate with the person or entity seeking to become a Substitute Limited Partner by preparing the documentation required by this Section 10.02 and making all official filings and publications as promptly as possible after the satisfaction by such person or entity of the conditions in this ARTICLE X to the admission of such person or entity as a Limited Partner of the Partnership. All expenses in connection herewith shall be paid by the person or entity seeking to become a Substitute Limited Partner.

Section 10.03 Rights of Assignee of Partnership Interest.

10.03.01 Subject to the provisions of Section 10.01, and except as required by operation of law, the Partnership shall not be obligated for any purposes whatsoever to recognize the assignment by any Limited Partner of such Limited Partner's Partnership Interest until the Partnership has received notice thereof.

10.03.02 Any person or entity who is the assignee of all or any portion of the Partnership Interest of a Limited Partner, but who has not become a Substitute Limited Partner, and desires to make a further disposition of such Partnership Interest, shall be subject to all the provisions of this ARTICLE X to the same extent and in the same manner as any Limited Partner desiring to make a disposition of his Partnership interest.

10.03.03 If a Limited Partner Transfers all or a portion of such Limited Partner's Partnership Interest, involuntarily, by operation of law or voluntarily, without the consent required by this ARTICLE X, the transferee or assignee shall be entitled only to receive that proportion of Profit and Loss, and any distribution of Partnership assets, attributable to the Partnership Interest acquired by reason of such disposition from and after the effective date of such disposition, and only upon notification of same to the General Partner.

Section 10.04 <u>Effect of Bankruptcy, Death or Incompetence of a Limited Partner</u>. The bankruptcy of a Limited Partner or an adjudication that a Limited Partner is incompetent (which term shall include, but not be limited to, insanity), shall not cause the termination or dissolution of the Partnership and the business of the Partnership shall continue. If a Limited Partner becomes bankrupt, the trustee or receiver of such Limited Partner's estate or, if a Limited Partner dies, such Limited Partner's executor, administrator or trustee, or, if such Limited Partner is adjudicated incompetent, such Limited Partner's committee, guardian or conservator, shall have the rights of such Limited Partner for the purposes of settling or managing such Limited Partner's estate or property and such power as the bankrupt, deceased or incompetent Limited Partner possessed to dispose of all or any part of such Limited Partner's Partnership Interest and to join with any assignee in satisfying conditions precedent to the admission of the assignee as a Substitute Limited Partner. Upon the death of a Limited Partner, the rights and obligations in respect to such Limited Partner's interest are set forth at Section 7.02.

Section 10.05 <u>Attachment by Creditors</u>. If a Partnership Interest is subjected to attachment by a creditor, or is assigned for the benefit of any creditor, the Partnership Interest obtained by such creditor shall be only that of an assignee, and in no event shall such creditor have the rights of a Substitute or Additional Limited Partner.

ARTICLE XI

<u>Representations and Warranties</u>

Section 11.01 <u>Limited Partners</u>. Each Limited Partner represents and warrants to and covenants with the Partnership and every other Partner as follows:

11.01.01 That such Limited Partner will promptly, upon request by the General Partner, provide all financial data, personal information, documents, reports, certifications or other information necessary or appropriate to enable the Partnership to apply for and obtain an exemption from the registration provisions of applicable law and any other information required by governmental agencies having jurisdiction over the Partnership.

11.01.02 That there is no misrepresentation contained in the Subscriber Questionnaire completed by such Limited Partner.

11.01.03 If such Limited Partner is a corporation, trust, partnership or other entity, that the officer, trustee, partner or other party, as applicable, signing on its behalf has been duly authorized to execute and deliver this Agreement and the Certificate.

Section 11.02 **General Partner**. The General Partner hereby represents and warrants to the Partnership and to the Limited Partners as follows:

11.02.01 That no commitments or obligations that would bind the Partnership have been entered into except as disclosed in the Memorandum.

11.02.02 That to the best of the General Partner's knowledge, no material default by the General Partner or the Partnership (or event which, with the giving of notice or the passage of time or both, would constitute a default) has occurred under any agreement affecting the Partnership or its assets.

11.02.03 That the General Partner has no actual knowledge of any claim, litigation, investigation, legal action or other proceeding in regard to liens affecting the Partnership or its assets; and that to the best of the General Partner's knowledge, no such claim, litigation, investigation, legal action or other proceeding is threatened before any court, commission, administrative body or other authority.

ARTICLE XII

Special Power of Attorney

Section 12.01 **Execution and Content**. At the request of the General Partner, each Limited Partner shall execute and deliver to the General Partner a Special Power of Attorney, in the form prescribed by the General Partner, pursuant to which the General Partner and its successors as General Partner (hereinafter referred to as "Special Attorney"), are constituted and appointed as the attorneys-in-fact for such Limited Partner with power and authority to act in such Limited Partner's name and on such Limited Partner's behalf to execute, acknowledge, swear to and file documents necessary or appropriate to the conduct of Partnership business, which will include, but not be limited to, the following:

12.01.01 The Certificate and this Agreement, as well as amendments thereto as required by the laws of any state.

12.01.02 Any other certificates, instruments and documents, including fictitious name certificates, as may be required by, or may be appropriate under, the laws of any state.

12.01.03 Any documents that may be required to effect the continuation of the Partnership, the admission of an Additional or Substitute Limited Partner, the withdrawal of a Limited Partner, or the dissolution and termination of the Partnership, provided such continuation, admission or dissolution and termination are in accordance with the terms of the Certificate and this Agreement.

Section 12.02 **Procedural Aspects**. The power of attorney to be granted by each Limited Partner to the Special Attorney:

12.02.01 Is a Special Power of Attorney, coupled with an interest, and is accordingly irrevocable.

12.02.02 May be exercised by the Special Attorney for each Limited Partner by listing all of the Limited Partners executing any instrument with a single signature of such Special Attorney acting as attorney-in-fact for all of them.

12.02.03 Shall survive the delivery of an assignment by a Limited Partner of the whole or any portion of such Limited Partner's Partnership Interest; except that where the assignee has been approved in accordance with the provisions of this Agreement for admission to the Partnership as a Substitute Limited Partner, the Special Power of Attorney shall survive the delivery of such assignment for the sole purpose of enabling the Special Attorney to execute, acknowledge and file any instrument necessary to effect such substitution.

ARTICLE XIII

Dissolution and Liquidation

Section 13.01 **Dissolution**. The Partnership shall be dissolved upon the earliest to occur of:

(a) The expiration of its term on December 31, 2044;

(b) The retirement, withdrawal or Involuntary Withdrawal of the General Partner or any other event that results in such entity or person ceasing to be a General Partner unless the remaining Limited Partners agree in writing, within ninety (90) days after such event, to continue the Partnership with an existing or substitute qualified General Partner pursuant to and in accordance with the terms and conditions set forth in ARTICLE IV hereof;

(c) An election to dissolve the Partnership made in writing by all Partners; or

(d) The distribution, pursuant to this Agreement, of the proceeds of the sale, exchange or other disposition of all or substantially all of the assets of the Partnership.

Section 13.02 **Liquidation**. Upon the dissolution of the Partnership, the Liquidators, namely (1) the General Partner or, if there is no remaining General Partner, (2) (a) the person or persons previously designated by the General Partner in a duly acknowledged written instrument or (b) if the General Partner has not made such a designation, the person or persons designated by Limited Partners owning a majority in interest of the Capital Accounts of all the Limited Partners, shall cause the cancellation of the Certificate of Limited Partnership, liquidate the assets of the Partnership, establish reserves for contingent liabilities and expenses of liquidation, apply and distribute the proceeds of such liquidation in the order of priority set forth herein and in the then existing CTULPA, and shall take all other steps necessary to wind up the affairs of the Partnership as promptly as practicable. To the extent reasonable, the business of the Partnership may continue to be conducted until liquidation is complete. For purposes hereof, the term "Liquidators" shall also include the trustees, receivers or other persons required by law to wind up the affairs of the Partnership. The Liquidators shall be entitled to the same indemnity and limitation of liability protection that is provided by the Partnership and Partners to the General Partner and to others performing services on behalf of the Partnership.

Section 13.03 **Distribution in Kind.** Notwithstanding the provisions of Section 13.02 hereof, if on dissolution of the Partnership the Liquidators shall determine that an immediate sale of part or all of the Partnership's assets would be impractical or would cause undue loss to the Partners, the Liquidators may, in their absolute discretion, either defer for a reasonable time the liquidation of any assets except those necessary to satisfy liabilities of the Partnership (other than those to Partners) or distribute to the Partners, in lieu of cash, as tenants in common and in proportion to their respective interests in the Partnership, undivided interests in such Partnership assets as the Liquidators deem not suitable for liquidation.

Section 13.04 **Final Statement.** As soon as practicable after the dissolution of the Partnership, a final statement of its assets and liabilities shall be prepared by the accountants for the Partnership and furnished to the Partners.

ARTICLE XIV

General Provisions

Section 14.01 **Address and Notices.** The address of each Partner for all purposes shall be the address set forth on the signature page of this Agreement or such other address of which the General Partner has received written notice. Any notice, demand or request required or permitted to be given or made hereunder shall be in writing and shall be deemed given or made when delivered in person or when sent to such Partner at such address by registered or certified mail, return receipt requested.

Section 14.02 **Titles and Captions.** All Article and Section titles and captions in this Agreement are for convenience only. They shall not be deemed part of this Agreement and in no way define, limit, extend or describe the scope or intent of any provisions hereof.

Section 14.03 **Pronouns and Plurals**. Whenever the context may require, any pronoun used herein shall include the corresponding masculine, feminine or neuter forms. The singular form of nouns, pronouns and verbs shall include the plural and vice versa.

Section 14.04 **Further Action**. The parties shall execute and deliver all documents, provide all information and take or forbear from taking all such action as may be necessary or appropriate to achieve the purposes set forth in this Agreement.

Section 14.05 **Applicable Law**. This Agreement shall be construed in accordance with and governed by the laws of the State of Connecticut.

Section 14.06 Forum. Any action or proceeding hereunder must be commenced and prosecuted in the Superior Court of the State of Connecticut, Fairfield County.

Section 14.07 **Binding Effect**. This Agreement shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives and assigns.

Section 14.08 **Integration**. This Agreement constitutes the entire agreement among the parties pertaining to the subject matter hereof, and supersedes all prior agreements and understandings pertaining thereto. No covenant, representation or condition not expressed in this Agreement shall affect or be deemed to interpret, change or restrict the express provisions hereof.

Section 14.09 **Amendment**. Except as otherwise expressly provided herein, this Agreement may be modified or amended only with the written approval of all Partners.

Section 14.10 Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Partnership.

Section 14.11 **Waiver by Partner**.

14.11.01 Any Partner by notice to the General Partner may, but shall be under no obligation to, waive any of his or its rights or any conditions to his or its obligations hereunder, or any duty, obligation or covenant of any other Partner.

14.11.02 No such waiver shall affect or alter the remainder of this Agreement, but each and every covenant, agreement, term and condition hereof shall continue in full force and effect with respect to any other than existing or subsequent breach.

Section 14.12 **Rights and Remedies**.

14.12.01 The rights and remedies of any of the Partners hereunder shall not be mutually exclusive, and the implementation of one or more of the provisions of this Agreement shall not preclude the implementation of any other provision.

14.12.02 Each of the Partners confirms that damages at law may be an inadequate remedy for a breach or threatened breach of any provision hereof. The respective rights and obligations hereunder shall be enforceable by specific performance, injunction or other equitable remedy but nothing herein contained is intended to or shall limit or affect any rights at law or by statute or otherwise of any Partner aggrieved as against the other Partners for a breach or threatened breach of any provision hereof, it being the intention of this paragraph to make clear that the respective rights and obligations of the Partners hereunder shall be enforceable in equity as well as at law or otherwise.

Section 14.13 **Counterparts.** This Agreement may be executed in counterparts, all of which taken together shall constitute one agreement binding on all parties, notwithstanding that all the parties are not signatories to the original or the same counterpart. Each party shall become bound by the Agreement immediately upon affixing his or its signature hereto, independently of the signature of any other party.

Section 14.14 Waiver of Partition. Each Partner hereby waives any right to partition of the Partnership property.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first above written.

GENERAL PARTNER:

LANCER MANAGEMENT GROUP II, LLC

By: /s/ Michael Lauer
MICHAEL LAUER, Manager

INITIAL LIMITED PARTNER:

/s/ Robert G. Leonard
ROBERT G. LEONARD

11556-00002/631158.1

Morgan Stanley

ALTERNATIVE INVESTMENT PARTNERS

October 2, 2002
Michael Lauer
Lancer Management Group
375 Park Avenue
New York, New York
Fax#: 212-521-8401

Inspection of Fund Books and Records

Dear Michael:

Further to our recent discussions, pursuant to Sections 5.04 and 3.07 of the Limited Partnership Agreement of Lancer Partners, Limited Partnership (the "Onshore Fund") and Section 67 of the International Business Companies Act of the British Virgin Islands governing Lancer Offshore, Inc. (together with the Onshore Fund, the "Funds"), Morgan Stanley Alternative Investment Partners is requesting access to the books and records of the Funds, including any and all information to which you have access regarding all transactions and circumstances affecting the Funds, for a period of time sufficient to complete our review, likely to last at least several weeks. We would expect this access to commence during the week of October 7, 2002. If we receive the December 31, 2001 audited financial statements of Lancer Partners, Limited Partnership together with the auditor's report before October 9, 2002, we may limit the scope of such inspection. Please acknowledge receipt of this request by signing below and returning a copy to my attention to our fax number 877-260-1197.

In addition, kindly forward to us as soon as possible the current Schedule A to the Limited Partnership Agreement of Lancer Partners, Limited Partnership as required on page 1 and Section 2.01 of the Limited Partnership Agreement.

Best regards,



R. Putnam Coes III
Chief Operating Officer
Morgan Stanley Alternative Investment Partners

Acknowledged and agreed as of the above written date.

By: ____________________
Name:
Title:

cc: Jennifer Anne Spiegel, Debevoise & Plimpton
Barry Fink, Morgan Stanley Investment Management
William Hunnicutt, Hunnicutt & Co, Inc. fax#: 212-752-3022

MS 0061

1221 Avenue of the Americas
New York, NY 10020

MorganStanley

October 10, 2002

BY FAX AND FEDEX

Robert G. Leonard, Esq.
Bryan Cave Robinson Silverman
245 Park Avenue
New York, NY 10167

Re: Lancer

Dear Mr. Leonard:

I write on behalf of Morgan Stanley and Morgan Stanley Alternative Investment Partners ("AIP"). I understand that you represent Lancer Partners, Limited Partnership (the "Lancer Fund") and Lancer Management Group II, LLC ("Lancer"). I attach a copy of a letter that Putnam Coes of Morgan Stanley AIP sent to Michael Lauer of Lancer on October 2, 2002. As you can see, we have requested prompt access to the books and records of the Lancer Fund, and we have also requested the schedule of limited partners of the Lancer Fund. Mr. Lauer has preliminarily indicated that he is not inclined to honor these requests. Certain Morgan Stanley AIP funds are limited partners of the Lancer Fund, and as such, we are entitled to both items under the Limited Partnership Agreement, Sections 3.07 and 5.04, and as Schedule A to the Agreement.

I am sure you can appreciate our need for as much information as possible in light of the fact that we have not received audited financials for December 31, 2001 from your client. We continue to hope that those financials will be forthcoming shortly, but as you must also be aware, we have certain obligations that we need to meet as investment advisers. In order to meet these obligations, we will consider all our options to enforce our rights. It is our view that the Limited Partnership Agreement is clear about our rights with respect to the requests that we have made. We ask that you discuss our requests with Mr. Lauer, and respond to us in writing by the close of business tomorrow.

Morgan Stanley

I appreciate your attention to this matter. I have tried to reach you by telephone, and remain willing to discuss this matter with you further. Please feel free to call me at (212) 762-8205.

Sincerely,



Soo-Mi Lee
Executive Director and Counsel

Enclosures

cc: R. Putnam Coes III, Morgan Stanley Alternative Investment Partners
Barry Fink, Morgan Stanley Investment Management
Natasha Kassian, Morgan Stanley Investment Management
Jennifer Anne Spiegel, Debevoise & Plimpton

MORGAN STANLEY ALTERNATIVE INVESTMENT PARTNERS LP, Plaintiff, - against - LANCER PARTNERS, LP, and LANCER MANAGEMENT GROUP II, LLC, Defendants.	SUPERIOR COURT JUDICIAL DISTRICT OF STAMFORD/NORWALK AT STAMFORD

TEMPORARY MANDAMUS ORDER

TO: LANCER PARTNERS, LP
LANCER MANAGEMENT GROUP II, LLC

On the application of the Plaintiff, Morgan Stanley Alternative Investment Partners LP, for a Temporary Mandamus, and having considered the Verified Complaint and held a hearing on the application, it is, until further order of the Court, hereby

ORDERED that Defendants Lancer Partners, LP and Lancer Management Group II, LLC are required to provide Plaintiff immediate and complete access to the Lancer Fund's books and records, as well as the certificate and schedule listing the limited partners, and to provide Plaintiff true and all information regarding all actions and circumstances affecting the Lancer Fund in accordance with the provisions of the Partnership Agreement and the Act.

Dated at Stamford, Connecticut, this _____ day of ________________.

____
Judge

SUMMONS - CIVIL
(Except Family Actions)
JD-CV-1 Rev. 1-2000
C.G.S. 51-346, 51-347, 51-349, 51-350, 52-45a

SUPERIOR COURT

"X" ONE OF THE FOLLOWING
Amount, legal interest or property in demand, exclusive of interest and costs is:

- ☐ less than $2,500
- ☐ $2,500 through $14,999.99
- ☒ $15,000 or more

("X" if applicable)
- ☒ *Claiming other relief in addition to or in lieu of money or damages.*

INSTRUCTIONS

1. *Prepare on typewriter, sign original summons and conform all copies of the summons.*
2. *Prepare or photocopy conformed summons for each defendant.*
3. *Attach the original summons to the original complaint, and attach a copy of the summons to each copy of the complaint. Also, if there are more than 2 plaintiffs or 4 defendants prepare form JD-CV-2 and attach it to the original and all copies of the complaint.*
4. *After service has been made by officer, file original papers and officer's return with the clerk of court.*
5. *The party recognized to pay costs must appear personally before the authority taking the recognizance.*
6. *Do not use this form for actions in which an attachment, garnishment or replevy is being sought. See Practice Book Section 49 for other exceptions.*

TO: Any proper officer; BY AUTHORITY OF THE STATE OF CONNECTICUT, you are hereby commanded to make due and legal service of this Summons and attached Complaint

RETURN DATE (Must be a Tuesday)
February 18, 2003

☒ JUDICIAL DISTRICT ☐ HOUSING SESSION ☐ GA NO.	AT *(Town in which writ is returnable)(C.G.S. 51-346, 51-349)* Stamford/Norwalk at Stamford	CASE TYPE *(See JD-CV-1c)* Major Minor

ADDRESS OF COURT CLERK WHERE WRIT AND OTHER PAPERS SHALL BE FILED *(No., street, town and zip code)(C.G.S. 51-347, 51-350)*	TELEPHONE NUMBER (with area code)
123 Hoyt Street, Stamford, CT 06905	203-965-5308

PARTIES	NAME AND ADDRESS OF EACH PARTY *(No., street, town and zip code)*	NOTE: *Individual's Names Last, First, Middle Initial* ☐ Form JD-CV2 attached	PTY NO
FIRST NAMED PLAINTIFF	Morgan Stanley Alternative Investment Partners LP	One Tower Bridge 100 Front Street West Conshohocken, PA 19428	01
Additional Plaintiff			02
FIRST NAMED DEFENDANT	Lancer Partners LP	375 Park Avenue New York, NY 10152	50
Additional Defendant	Lancer Mangement Group II, LLC	375 Park Avenue New York, NY 10152	51

NOTICE TO EACH DEFENDANT

1. You are being sued.
2. This paper is a Summons in a lawsuit.
3. The Complaint attached to these papers states the claims that each Plaintiff is making against you in this lawsuit.
4. To respond to this Summons, or to be informed of further proceedings, you or your attorney must file a form called an "Appearance" with the Clerk of the above-named Court at the above Court address on or before the second day after the above Return Date.
5. If you or your attorney do not file a written "Appearance" form on time, a judgment may be entered against you by default.
6. The "Appearance" form may be obtained at the above Court address.
7. If you believe that you have insurance that may cover the claim that is being made against you in this lawsuit, you should immediately take the Summons and Complaint to your insurance representative.
8. If you have questions about the Summons and Complaint, you should consult an attorney promptly. The Clerk of Court is not permitted to give advice on legal questions.

DATE	SIGNED *(Sign and "X" proper box)*		TYPE NAME OF PERSON SIGNING AT LEFT.
2/4/03	[signature]	☒ Comm. of Superior Court ☐ Assistant Clerk	Kathleen D. Warner

FOR THE PLAINTIFF(S) PLEASE ENTER THE APPEARANCE OF:

NAME AND ADDRESS OF ATTORNEY, LAW FIRM OR PLAINTIFF IF PRO SE *(No., street, town and zip code)*	TELEPHONE NO.	JURIS NO. *(If atty or law firm)*
Day, Berry & Howard, LLP, One Canterbury Green, Stamford, CT 06901	(203) 977-7300	14230

NAME AND RESIDENCE OF PERSON RECOGNIZED TO PROSECUTE IN THE AMOUNT OF $250 *(No. street, town and zip)*	SIGNATURE OF PLAINTIFF IF PRO SE
Elsie W. Patrick, 22 Edgerton Street, Darien, CT 06820	

# PLFS.	# DEFS.	# CNTS.	SIGNED *(Official taking recognizance; "x" proper box)*		*For Court Use Only*
1	2	4	Elsie W. Patrick [signature]	☒ Comm. of Superior Court ☐ Assistant Clerk	FILE DATE

IF THIS SUMMONS IS SIGNED BY A CLERK:
a. The signing has been done so that the Plaintiff(s) will not be denied access to the court.
b. It is the responsibility of the Plaintiff(s) to see that service is made in the manner provided by law.
c. The Clerk is not permitted to give any legal advice in connection with any lawsuit.
d. The Clerk signing this Summons at the request of the Plaintiff(s) is not responsible in any way for any errors or omissions in the Summons, any allegations contained in the Complaint, or the service thereof.

I hereby certify I have read and understand the above:	SIGNED *(Pro Se Plaintiff)*	DATE SIGNED	DOCKET NO.

RETURN DATE: FEBRUARY 18, 2003	)	SUPERIOR COURT
	)	JUDICIAL DISTRICT OF STAMFORD/NORWALK
MORGAN STANLEY ALTERNATIVE INVESTMENT PARTNERS LP,	)	
	)	AT STAMFORD
Plaintiff,	)	
	)	February 4, 2003
- against -	)	
LANCER PARTNERS, LP, and LANCER MANAGEMENT GROUP II, LLC,	)	
Defendants.	)	

MOTION TO FILE COMPLAINT AND MOTION FOR TEMPORARY MANDAMUS UNDER SEAL

Pursuant to Practice Book Section 11-20, Plaintiff Morgan Stanley Alternative Investment Partners LP ("AIP") hereby moves for an order sealing from public view the complaint and the motion for temporary mandamus. Such an order is necessary to preserve the parties' respective interest in its sensitive, confidential financial and other information and which interest overrides the public's interest in viewing such materials.

This action involves a demand by plaintiff for access to information concerning an investment fund, Lancer Partners, LP (the "Lancer Fund"), in which other funds managed by plaintiff have made substantial investments. Both the investment funds managed by plaintiff and the Lancer Fund comprise funds raised through private placements.

Plaintiff seeks to enforce contractual and statutory rights to inspect the Lancer Fund's books and to obtain information in order to assess its investments in the Lancer Fund. The complaint is based on contractual and statutory rights. However, public disclosure through third parties could be misinterpreted, leading to an adverse financial impact on the Lancer Fund and, correspondingly, on the investors in the Lancer Fund. That would be an inequitable and unintended result for all the investors, which could be avoided by an order sealing these proceedings. At the same time, the demand in the complaint for information is presently a matter of private interest peculiar to the parties hereto. Because of these circumstances, plaintiff anticipates that the defendants will join in this request once they appear.

Accordingly, plaintiff respectfully requests that the Court seal the Complaint and the Motion for Temporary Mandamus.

PETITIONER
MORGAN STANLEY ALTERNATIVE
INVESTMENT PARTNERS LP



By__________________________

Kathleen D. Warner
For: DAY, BERRY & HOWARD
One Canterbury Green
Stamford, CT 06901-2047
Tel.: (203) 977-7300
Fax: (203) 977-7301
Juris No. 14230

Of Counsel:
Joseph P. Moodhe
DEBEVOISE & PLIMPTON
919 Third Avenue
New York, NY 10022
(212) 909-6000

ORDER

The foregoing motion having been presented to the Court, it is hereby ORDERED: GRANTED/DENIED.

BY THE COURT

____

JUDGE/Clerk

1221 Avenue of the Americas
New York, NY 10020

MorganStanley

October 10, 2002

BY FAX AND FEDEX

Robert G. Leonard, Esq.
Bryan Cave Robinson Silverman
245 Park Avenue
New York, NY 10167

Re: Lancer

Dear Mr. Leonard:

I write on behalf of Morgan Stanley and Morgan Stanley Alternative Investment Partners ("AIP"). I understand that you represent Lancer Partners, Limited Partnership (the "Lancer Fund") and Lancer Management Group II, LLC ("Lancer"). I attach a copy of a letter that Putnam Coes of Morgan Stanley AIP sent to Michael Lauer of Lancer on October 2, 2002. As you can see, we have requested prompt access to the books and records of the Lancer Fund, and we have also requested the schedule of limited partners of the Lancer Fund. Mr. Lauer has preliminarily indicated that he is not inclined to honor these requests. Certain Morgan Stanley AIP funds are limited partners of the Lancer Fund, and as such, we are entitled to both items under the Limited Partnership Agreement, Sections 3.07 and 5.04, and as Schedule A to the Agreement.

I am sure you can appreciate our need for as much information as possible in light of the fact that we have not received audited financials for December 31, 2001 from your client. We continue to hope that those financials will be forthcoming shortly, but as you must also be aware, we have certain obligations that we need to meet as investment advisers. In order to meet these obligations, we will consider all our options to enforce our rights. It is our view that the Limited Partnership Agreement is clear about our rights with respect to the requests that we have made. We ask that you discuss our requests with Mr. Lauer, and respond to us in writing by the close of business tomorrow.

Morgan Stanley

I appreciate your attention to this matter. I have tried to reach you by telephone, and remain willing to discuss this matter with you further. Please feel free to call me at (212) 762-8205.

Sincerely,



Soo-Mi Lee
Executive Director and Counsel

Enclosures

cc: R. Putnam Coes III, Morgan Stanley Alternative Investment Partners
Barry Fink, Morgan Stanley Investment Management
Natasha Kassian, Morgan Stanley Investment Management
Jennifer Anne Spiegel, Debevoise & Plimpton

STATE OF CONNECTICUT

ss: Westport February 5, 2003

COUNTY OF FAIRFIELD

On the above date I attempted to make service of a writ upon LANCER PARTNERS, LP and LANCER MANAGEMENT GROPU II, LLC with the address of 980 Post Road East, Westport, CT 06880 given as addresses for both defendants; but after intensive search and investigation at said address , I had to conclude that if the address was ever valid, it surely is not valid now!

Attest:

Siegrun G. Pottgen

Siegrún G. Pöttgen
State Marshal, Fairfield County

STATE OF CONNECTICUT

ss: Westport February 5, 2003

COUNTY OF FAIRFIELD

On the above date I attempted to make service of a writ upon LANCER PARTNERS, LP and LANCER MANAGEMENT GROPU II, LLC with the address of 980 Post Road East, Westport, CT 06880 given as addresses for both defendants; but after intensive search and investigation at said address , I had to conclude that if the address was ever valid,it surely is not valid now!

Attest:



Siegrún G. Pöttgen
State Marshal, Fairfield County

MORGAN STANLEY ALTERNATIVE INVESTMENT PARTNERS LP, Plaintiff, -against- LANCER PARTNERS, LP, and LANCER MANAGEMENT GROUP II, LLC, Defendants.	SUPERIOR COURT JUDICIAL DISTRICT OF STAMFORD/NORWALK AT STAMFORD AFFIDAVIT OF SERVICE

STATE OF NEW YORK)
) ss.:
COUNTY OF NEW YORK)

The undersigned, being duly sworn, says:

I am a citizen of the United States, over the age of eighteen years, and am not a party to this action.

I served LANCER PARTNERS, LP with

ORDER TO SHOW CAUSE RETURN DATE : FEBRUARY 18, 2003, MOTIO[N] ... TEMPORARY MANDAMUS, SUMMONS and COMPLAINT and MOTION ... COMPLAINT AND MOTION FOR TEMPORARY MANDAMUS UNDER S...

at 375 Park Avenue, New York, New York 10152 on February 6, 2003 at 12:... personal delivery of copies to Ms Chafa Linos, Receptionist person authorize[d] ... papers on behalf of Defendant.

Description: Age: 20 to 30 Sex: Female Race: Caucasian Hgt.: 5'...
Wgt.: 140 lbs. to 160 lbs. Hair: Brown



Rafael F. Valdez
License #: 105929...

Sworn to before me this
11th day of February, 2003



[Not]ary Public

MANUEL LUIS EROSA
[No]tary Public, State of New York
No. 41-4900664
[Qualified in] Queens County
[Certificate filed in New] York County
[Commission Expires ...] 22, 2005

MORGAN STANLEY ALTERNATIVE INVESTMENT PARTNERS LP, Plaintiff, -against- LANCER PARTNERS, LP, and LANCER MANAGEMENT GROUP II, LLC, Defendants.	SUPERIOR COURT JUDICIAL DISTRICT OF STAMFORD/NORWALK AT STAMFORD AFFIDAVIT OF SERVICE

STATE OF NEW YORK)
COUNTY OF NEW YORK) ss.:

The undersigned, being duly sworn, says:

I am a citizen of the United States, over the age of eighteen years, and am not a party to this action.

I served LANCER PARTNERS, LP with

ORDER TO SHOW CAUSE RETURN DATE : FEBRUARY 18, 2003, MOTION FOR TEMPORARY MANDAMUS, SUMMONS and COMPLAINT and MOTION TO FILE COMPLAINT AND MOTION FOR TEMPORARY MANDAMUS UNDER SEAL

at 375 Park Avenue, New York, New York 10152 on February 6, 2003 at 12:55 P.M. by personal delivery of copies to Ms Chafa Linos, Receptionist person authorized to accept papers on behalf of Defendant.

Description: Age: 20 to 30 Sex: Female Race: Caucasian Hgt.: 5' 8"
Wgt.: 140 lbs. to 160 lbs. Hair: Brown



Rafael F. Valdez
License #: 1059298

Sworn to before me this
11th day of February, 2003



Notary Public

MANUEL LUIS EROSA
Notary Public, State of New York
No. 41-4900664
Qualified in Queens County
Certificate Filed in New York County
Commission Expires August 22, 2005

RETURN DATE: FEBRUARY 18, 2003

MORGAN STANLEY ALTERNATIVE INVESTMENT PARTNERS LP,

Plaintiff,

- against -

LANCER PARTNERS, LP, and LANCER MANAGEMENT GROUP II, LLC,

Defendants.

SUPERIOR COURT

JUDICIAL DISTRICT OF STAMFORD/NORWALK

AT STAMFORD

February 4, 2003

ORDER TO SHOW CAUSE

WHEREAS, Petitioner presented this Court with a Verified Complaint seeking an order in the nature of a mandamus together with a verified Motion for Temporary Mandamus requesting immediate issuance of a temporary writ of mandamus;

NOW, THEREFORE, IT IS ORDERED THAT the Defendants be summoned to appear before the Superior Court for the Judicial District of Stamford/Norwalk at Stamford in Room [handwritten: see postal calendar] at 123 Hoyt Street, Stamford, Connecticut on 3/3, 2003 at 9:30 AM then and there to show cause why the Defendant should not permit Petitioners to examine and copy its books and records and to provide Petitioner with full information regarding the Partnership as

MORGAN STANLEY ALTERNATIVE INVESTMENT PARTNERS LP, Plaintiff, -against- LANCER PARTNERS, LP, and LANCER MANAGEMENT GROUP II, LLC, Defendants.	SUPERIOR COURT JUDICIAL DISTRICT OF STAMFORD/NORWALK AT STAMFORD AFFIDAVIT OF SERVICE

STATE OF NEW YORK)
COUNTY OF NEW YORK) ss.:

The undersigned, being duly sworn, says:

I am a citizen of the United States, over the age of eighteen years, and am not a party to this action.

I served LANCER MANAGEMENT GROUP II, LLC with

ORDER TO SHOW CAUSE RETURN DATE : FEBRUARY 18, 2003, MOTION FOR TEMPORARY MANDAMUS, SUMMONS and COMPLAINT and MOTION TO FILE COMPLAINT AND MOTION FOR TEMPORARY MANDAMUS UNDER SEAL

at 375 Park Avenue, New York, New York 10152 on February 6, 2003 at 12:55 P.M. by personal delivery of copies to Ms Chafa Linos, Receptionist person authorized to accept papers on behalf of Defendant.

Description: Age: 20 to 30 Sex: Female Race: Caucasian Hgt.: 5' 8"
Wgt.: 140 lbs. to 160 lbs. Hair: Brown



Rafael F. Valdez
License #: 1059298

Sworn to before me this
11th day of February, 2003



Notary Public

MANUEL LUIS EROSA
Notary Public, State of New York
No. 41-4900664
Qualified in Queens County
Certificate Filed in New York County
Commission Expires August 22, 2005

21469020v1

MS 0077

STATE OF CONNECTICUT

ss: Greenwich February 5, 2003

COUNTY OF FAIRFIELD

Then and there, by virtue hereof, I made service of the within and foregoing original ORDER TO SHOW CAUSE MOTION FOR TEMPORARY MANDAMUS, PRAYER FOR RELIEF, VERIFICATION, MOTION TO FILE COMPLAINT AND MOTION FOR TEMPORARY MANDAMUS UNDER SEAL, unsigned ORDER, Exhibit, unsigned ORDER, writ, SUMMONS and COMPLAINT, PRAYER FOR RELIEF, VERIFICATION,Exhibit A,B,C

by leaving two true and attested

at the usual place of abode of:

1. MICHAEL LAUER, Agent for Service for LANCER PARTNERS, LP, 7 Dwight Lane, Greenwich, CT 06831

2. MICHAEL LAUER, Agent for Service for LANCER MANAGEMENT GROUP II, LLC, 7 Dwight Lane, Greenwich, CT 06831

the within named defendants.

The within and foregoing is the original ORDER TO SHOW CAUSE, MOTION FOR TEMPORARY MANDAMUS, PRAYER FOR RELIEF, VERIFICATION, MOTION TO FILE COMPLAINT AND MOTION FOR TEMPORARY MANDMUS UNDER SEAL, unsigned ORDER, Exhibit, unsigned ORDER, writ, SUMMONS and COMPLAINT, PRAYER FOR RELIEF, VERIFICATION, Exhibit A,B,C with my doings hereon endorsed.

Attest:



Siegrun G. Pottgen
State Marshal, Fairfield County

FEES:

Travel	$	10.00
Copies		124.00
Service		40.00
Endorsem.		30.00
	$	194.00

DOCKET NO. CV 03-0193628-S	:	SUPERIOR COURT
	:	
MORGAN STANLEY ALTERNATIVE INVESTMENT PARTNERS LP,	:	JUDICIAL DISTRICT OF STAMFORD/NORWALK
	:	
Plaintiff,	:	AT STAMFORD
	:	
VS.	:	MARCH 6, 2003

LANCER PARTNERS, LP, and
LANCER MANAGEMENT GROUP II, LLC

Defendants.

APPLICATION TO APPEAR PRO HAC VICE

Pursuant to Practice Book Section 2-16, Kathleen D. Warner, a member of the Bar of the State of Connecticut and counsel for the plaintiff in this action, presents this application to the court to admit Joseph P. Moodhe of the law firm Debevoise & Plimpton to appear *pro hac vice* on behalf of the plaintiff.

Attached to this application as Exhibit A is the affidavit of Mr. Moodhe. Mr. Moodhe avers that he is an active member of the Bars of the State of New York, the First, Second, Third, Eighth and Tenth Circuit Courts of Appeal, the District Courts for the Southern, Eastern and Western Districts of New York and the U.S. Tax Court. Mr. Moodhe also certifies that he does not have a grievance pending against him, and has never been reprimanded, suspended, placed on inactive status or disbarred, or resigned from the practice of law.

A member of the Bar of the State of Connecticut will be present at all proceedings; will sign all pleadings, briefs and other papers filed by the plaintiff with this court; and will assume full responsibility for such filings and for the conduct of the cause and of the aforesaid applicant.

Good cause exists for the granting of this application because, among other reasons, Mr. Moodhe has a pre-existing and ongoing relationship with plaintiff predating the filing of the present action, through which he has acquired a specialized skill or knowledge with respect to the plaintiff's affairs. Such skill and knowledge is important to the litigation and trial of this case.

Finally, upon the granting of this application, the undersigned will promptly notify the Connecticut Department of Revenue Services for attorney occupational tax purposes.

WHEREFORE, Kathleen D. Warner respectfully requests the court grant this application and thereby allow Joseph P. Moodhe, to appear *pro hac vice* on behalf of the plaintiff.

PLAINTIFF,
MORGAN STANLEY ALTERNATIVE
INVESTMENT PARTNERS LP,



By ______________________________
Kathleen D. Warner
Day, Berry & Howard LLP
One Canterbury Green
Stamford, CT 06901
Telephone: (203) 977-7300
Facsimile: (203) 977-7301
Juris No: 14230

ORDER

The foregoing application having been presented to the Court, it is hereby Ordered:

GRANTED/DENIED.

BY THE COURT

____

Judge/Asst. Clerk

CERTIFICATION

This is to certify that a copy of the foregoing was sent on March 6, 2003, by first-class mail, postage prepaid, to the following:

David A. Slossberg, Esq.
Hurwitz & Sagarin LLC
147 North Broad Street
Milford, CT 06460



Kathleen D. Warner

Exhibit A

DOCKET NO. CV 03 0193628-S	:	SUPERIOR COURT
	:	
MORGAN STANLEY ALTERNATIVE INVESTMENT PARTNERS LP,	:	JUDICIAL DISTRICT OF STAMFORD/NORWALK
	:	
Plaintiff,	:	AT STAMFORD
	:	
VS.	:	
	:	
LANCER PARTNERS, LP, and LANCER MANAGEMENT GROUP II, LLC	:	
Defendants.		FEBRUARY 26, 2003

AFFIDAVIT OF JOSEPH P. MOODHE IN SUPPORT OF APPLICATION FOR ADMISSION PRO HAC VICE

JOSEPH P. MOODHE, being duly sworn, deposes and says:

1. I am a partner in the law firm of Debevoise & Plimpton, 919 Third Avenue, New York, New York 10022.

2. My firm and I represent plaintiff Morgan Stanley Alternative Investment Partners, LP ("Morgan Stanley") in connection with the matters underlying this litigation and other matters. I and my firm have acquired specialized knowledge that will be of substantial assistance to Morgan Stanley in prosecuting its claims here.

3. I am an active member of the Bars of New York, the First, Second, Third, Eighth and Tenth Circuit Courts of Appeal, the District Courts for the Southern, Eastern and Western District of New York, and the U.S. Tax Court. I do not have a grievance pending against me, and have never been reprimanded, suspended, placed on inactive status or disbarred, or resigned from the practice of law.



Joseph P. Moodhe

Subscribed to and sworn before me
this 26th day of February 2003



Notary Public

PATRICIA GAYLE
Notary Public, State of New York
No. 01GA6018632
Qualified in Kings County
Certificate Filed in New York County
Commission Expires March 21, 2007

WITHDRAWAL
JD-CV-41 Rev. 1-99

STATE OF CONNECTICUT
SUPERIOR COURT
COMPLETE ALL SECTIONS BELOW

DOCKET NO. CV-03-0193628S
RETURN DATE

NAME OF CASE *(FIRST-NAMED PLAINTIFF VS. FIRST-NAMED DEFENDANT)*
Morgan Stanley Alternative Investment Partners LLP v. Lancer Partners, LP and Lancer Management Group II, LLC

☒ Judicial District ☐ Housing Session ☐ G.A. No.

ADDRESS OF COURT *(No., street, town and zip code)*
123 Hoyt Street, Stamford, CT 06905

SECTION I *(check only one box)* **THIS WITHDRAWAL IS BEING FILED BECAUSE THE DISPUTE HAS BEEN RESOLVED BY:**

I. COURT-ANNEXED ADR

- 411088 ☐ Early Intervention
- 411089 ☐ Early Neutral Evaluation
- 411090 ☐ Attorney Trial Referee
- 411091 ☐ Fact-Finding
- 411093 ☐ Arbitration
- 411094 ☐ Mediation
- 411095 ☐ Special Masters
- 411096 ☐ Summary Jury Trial

II. COURT INTERVENTION

- 411098 ☐ Pretrial Conference
- 411099 ☐ Trial Management Conference
- 411100 ☐ Commencement of Trial (court trial-first witness sworn; jury trial-trial jurors sworn)

III. PRIVATE ADR

- **411102** ☐ Provider Name: ______

IV. OTHER

- **411103** ☐ Discussion of Parties on Their Own
- 415602 ☒ Unilateral Action of Party(ies)

SECTION II. WITHDRAWAL

(Do not check the following two boxes if any intervening complaints, cross complaints, or third party complaints remain pending in this case. See below for partial withdrawal of action.)

DISPOSITIVE

(WDACT) ☐ The Plaintiff's action is WITHDRAWN AS TO ALL DEFENDANTS without costs to any party.
(WOARD) ☐ A judgment has been rendered against Defendant(s): ______

and the Plaintiff's action is WITHDRAWN AS TO ALL REMAINING DEFENDANTS without costs.

PARTIAL

- (WDCOMP) ☐ Complaint
- (WDCOUNT) ☐ Counts of the complaint: ______
- (WDCOMP) ☐ Intervening Complaint
- (WDTHPC) ☐ Third Party Complaint
- (WAPPCOM) ☐ Apportionment Complaint
- (WDCC) ☐ Cross Complaint (cross claim)
- (WOC) ☐ Counterclaim
- (WOAAP) ☐ Plaintiff(s): ______
- (WOAAD) ☐ Complaint against defendant(s): ______ only w/o costs
- ☒ Other: Motion to File Complaint Seal and Motion for Temporary Mandamus Under Seal

in the above entitled action is withdrawn.

2003 MAR 12

SIGNATURE REQUIRED

Plaintiff	______	; By ______	Attorney
Plaintiff	______	; By Jonathan B. Tropp	Attorney
Defendant	______	; By ______	Attorney
Defendant	______	; By ______	Attorney

NAME & ADDRESS OF SIGNER → Jonathan Tropp, Day, Berry & Howard LLP, One Canterbury Green, Stamford, CT 06901

SECTION III CERTIFICATION

I hereby certify that a copy was mailed/delivered to all counsel and pro se parties of record on:	DATE 3/12/03	SIGNED *(Individual attorney or pro se party)* X [signature]	PHONE NO. *(area code first)* (203) 977-7337

NAME OF EACH PARTY SERVED*
Lancer Partners LP, Lancer Management Group II LLC

ADDRESS AT WHICH SERVICE WAS MADE*
David Slossberg, Hurwitz & Sagarin, 147 North Broad Street, P. O. Box 112, Milford, CT 06460

**If necessary, attach additional sheet with names of each party served and the address at which service was made.*

MORGAN STANLEY VS.
LANCER PARTNERS CV-03-0193616-S(CLD)

ORDER RE: COMPLEX LITIGATION
PURSUANT TO PUBLIC ACT 99-215 SEC. 27(A), I ORDER THIS CASE TRANSFERRED TO THE COMPLEX LITIGATION DOCKET AT STAMFORD, HAVING DETERMINED THAT SUCH TRANSFER IS REQUIRED FOR THE EFFICIENT OPERATION OF THE COURTS AND THE PROPER ADMINISTRATION OF JUSTICE. ANY PARTY OBJECTING TO THE TRANSFER SHALL FILE SUCH OBJ. ENTITLED "OBJECTION TO THE TRANSFER TO COMPLEX LITIGATION" WITH THE COURT AT STAMFORD, 123 HOYT ST., STAMFORD, CT 06905 WITHIN 15 DAYS OF THE DATE OF THIS ORDER, WHICH SHALL BE SCHEDULED FOR ARGUMENT BEFORE THE PJ OF CLD AT STAMFORD. CONTINUE TO FILE ALL PAPERS IN THE ORIGINATING COURT UNTIL RECEIPT OF TRANSFER NOTICE.
JOHN J. LANGENBACH, CHIEF ADMINISTRATIVE JUDGE

DAY BERRY & HOWARD
ONE CANTERBURY GREEN
STAMFORD CT 06901

SUPERIOR COURT
123 HOYT STREET
STAMFORD, CT 06905

DATED: MAR 14, 2003
FST

SUPERIOR COURT
123 HOYT STREET
STAMFORD, CT 06905

PRESORTED
FIRST CLASS MAIL
U.S. POSTAGE
PAID ONE OUNCE
PERMIT NO. 3884
HARTFORD, CONN.

DAY BERRY & HOWARD
ONE CANTERBURY GREEN
STAMFORD CT 06901

IMPORTANT NOTICE ON REVERSE AAODSP1 06901



03/14/2003
CV1501
0001442

NOTICE

THE JUDICIAL BRANCH IS COMMITTED TO THE EXPANDED UTILIZATION OF ALTERNATIVE DISPUTE RESOLUTION (ADR) PROGRAMS TO FACILITATE THE EXPEDITIOUS AND EQUITABLE RESOLUTION OF CASES.

UPON AGREEMENT OF THE PARTIES, ANY CIVIL OR FAMILY MATTER IS ELIGIBLE TO BE REFERRED TO AN ADR PROGRAM. WHEN A CASE IS REFERRED ALL COURT PROCEEDINGS, INCLUDING SHORT CALENDAR ASSIGNMENT WILL BE STAYED. THE COURT WILL SET A TIME LIMIT ON THE DURATION OF THE REFERRAL CONSISTENT WITH APPLICABLE RULES AND STATUTES.

A RESOURCE LIST OF COURT AND PRIVATE ADR PROVIDERS IS AVAILABLE IN EACH JUDICIAL DISTRICT CLERK'S OFFICE.

MS 0089

To Open This Side - Slide Finger Under This Edge

DOCKET NO. CV-03-0193628-S

MORGAN STANLEY ALTERNATIVE INVESTMENT PARTNERS LP, Plaintiff,	:	SUPERIOR COURT
	:	J.D. OF STAMFORD/ NORWALK
v.	:	
	:	AT STAMFORD
LANCER PARTNERS, LP and LANCER MANAGEMENTGROUP II, LLC,	:	
Defendants.	:	March 17, 2003

MOTION TO SEAL FILE AND PROCEEDINGS

Pursuant to Practice Book Section 11-20, Defendants Lancer Partners, LP ("Lancer Partners") and Lancer Management Group II, LLC (the "general Partner") hereby move for an order sealing all files, pleadings and exhibits herein from public view on the ground that Defendants' interest in the protection of these materials outweighs the public's interest in viewing them. Defendants further request that all deposition and court proceedings be sealed for the same reasons.

The Plaintiff, Morgan Stanley Alternative Investment Partners, LP initiated this action to enforce alleged rights to disclosure of information regarding Lancer Partners. Lancer Partners is an investment fund in which Plaintiff is an investor and limited partner. Plaintiff itself originally moved to seal the complaint and its motion for mandamus, claiming that "public disclosure [of these proceedings] through third parties could lead to an adverse financial impact on the Lancer Fund, and correspondingly on other investors in the Lancer Fund." Plaintiff further represented that this action is a matter of private interest peculiar to the parties hereto. Although defendant had intended to consent to the sealing request, on March 12, 2003, Plaintiff withdrew its motion.

As set forth in the attached Affidavit of Michael Lauer, the sole manager of the general partner, Lancer Partners is an investment partnership that pools its partners' capital for the purpose of investing, trading in and dealing in domestic securities of all kinds. Lauer Affidavit ¶ 2. These securities are managed by the general partner with a goal toward realizing capital appreciation. An integral part of the partnership's strategy is to invest in securities or opportunities that are either undervalued, overlooked or misappraised by the market. Id. at ¶3-4. The general partner devotes considerable time, research and expense to analyzing and identifying these investments. The partnership closely guards information regarding its holdings because disclosure of such information would allow others to attempt to duplicate its holdings or, in the case of short positions, enable others to take offsetting positions, which would drive up prices to the partnership's detriment. Id. at ¶6.

In substantial part, the information sought by Plaintiff in this proceeding and matters that may be referred to in any hearing are highly sensitive and proprietary, which, if disclosed, could pose a significant risk of financial harm to the partnership and its limited partners, including those limited partners not involved in this action and whose interests the General Partner is bound to protect. Id. at ¶7. The public's interest in attending these proceedings or in viewing documents is outweighed by the risk of financial harm to the partnership and its limited partners if others had the ability to obtain information regarding the partnership and its holdings for their financial advantage before it is made public. Id. at ¶8.

In Wendt v. Wendt, 45 Conn. Supp. 208 (1996)(Tierney, J.) this Court was confronted with a motion to close proceedings in a dissolution action involving the president of GE Capital, Gary Wendt. In Wendt, the defendant husband asserted that disclosure of information or testimony regarding his unvested stock options and their disposition carried a significant potential to affect the market value of General Electric's shares. After considering the issue, this Court found that closure of proceedings and sealing the files was necessary not to protect the privacy of the parties but to prevent others from using information about the disposition of the unvested stock options to their advantage before public disclosure.

The Court reasoned: "Any information obtained in this case before information is filed publicly by General Electric or its subsidiaries and concerning the defendant as an insider may affect another person or entity's decision to trade General Electric stock, invest in corporations within the same industry or utilize the Dow Jones Industrial Average". Id. The Court found that this constituted an overriding interested that justified sealing "all files, transcripts, documents, exhibits, pleadings, motions, and depositions whether sealed, in evidence or otherwise, now or hereafter."

The same result is called for here. This is an action for declaratory and injunctive relief. While Plaintiff attempts to characterize this action as a plain vanilla attempt to view partnership "books and records", the apparent goal of this litigation is nothing less than the wholesale disclosure of the most sensitive financial information concerning the partnership's finances, holdings and positions. Neither the partnership agreement nor the Connecticut Limited Partnership Act requires the partnership to make the vast majority of the disclosures sought here. Any discussion of the partnership's finances, its audit process, positions and holdings, could have an adverse impact on the partnership. Unless the file and hearings are sealed, others would have the ability to gain a financial advantage by trading on non-public information to the detriment of the partnership and its partners.

DEFENDANTS, LANCER MANAGEMENT
GROUP II, LLC AND LANCER PARTNERS, LP

BY: 

Margaret E. Haering
Hurwitz & Sagarin, LLC
147 N. Broad Street
Milford, CT 06460
Tele: 203-877-80000
Fax: 203-878-9800
Juris No. 26616

Order

The foregoing Motion having been heard, it is hereby ordered: Granted/Denied.

BY THE COURT

____
Clerk/Judge

CERTIFICATE OF SERVICE

This is to certify that on March 17, 2003, a copy of the foregoing was mailed, on first class mail postage prepaid, to:

Jonathan B. Tropp, Esq.
Kathleen D. Warner, Esq.
Day, Berry & Howard
One Canterbury Green
Stamford, CT 06901



Margaret E. Haering

DOCKET NO. CV-03-0193628-S

MORGAN STANLEY ALTERNATIVE INVESTMENT PARTNERS LP, Plaintiff,	:	SUPERIOR COURT
v.	:	J.D. OF STAMFORD/ NORWALK
	:	AT STAMFORD
LANCER PARTNERS, LP and LANCER MANAGEMENTGROUP II, LLC, Defendants.	:	March 17, 2003

AFFIDAVIT OF MICHAEL LAUER IN SUPPORT OF
MOTION TO SEAL FILE

STATE OF CONNECTICUT)
) *SS:* ____________
COUNTY OF FAIRFIELD)

I, Michael Lauer, being duly sworn, according to law hereby depose and say:

1. I am over 18 years of age and understand the obligation of an oath.

2. I am the sole manager of Lancer Management Group II, LLC, which is the general partner of Lancer Partners, LP. The general partner is responsible for researching, selecting and monitoring investments by the partnership and for making decisions on when and how much to invest with, or withdraw from, an investment.

3. Lancers Partners LP is an investment fund in which limited partners, such as Morgan Stanley Alternative Investment Partners, LP ("Morgan Stanley"), pool their capital for the purpose of investing, trading in and dealing in domestic securities of all kinds.

4. The securities in the portfolio are managed by the general partner with a goal toward realizing capital appreciation. An integral part of the partnership's strategy is to invest in securities or opportunities that are either undervalued, overlooked or misappraised by the market.

5. The securities industry and the strategies engaged in by the partnership are highly competitive. The profitability of the partnership depends upon the ability of its general partner to correctly assess future price moves on a variety of investment vehicles, but mostly small and mid-cap stocks.

6. The general partner devotes considerable time, research and expense to analyzing and identifying these investment opportunities. The partnership closely guards information regarding its holdings because disclosure of such information would allow others to attempt to duplicate its holdings or, in the case of short positions, enable others to take offsetting positions, which would drive up prices to the partnership's detriment.

7. The information sought by Plaintiff in this proceeding and the matters that may likely be referred to in any hearing, are highly sensitive and proprietary. If disclosed, such information could pose a significant risk of financial harm to the partnership and its limited partners, including those limited partners not involved in this action whose interests the general partner is bound to protect.

8. As manager of the general partner, it has been my practice from inception of the partnership not to disclose information regarding holdings of the partnership until the positions have been fully closed out. This practice was explained to Morgan Stanley prior to its investment in the partnership and has been consistently followed.

9. The public's interest in attending these proceedings or in viewing pleadings, exhibits and other associated documents is far outweighed by the danger of financial harm to the partnership and other uninvolved limited partners if others have the ability, through review of court files and attendance at court proceedings, to obtain information regarding the partnership holdings for their financial advantage before it is made public.

10. Plaintiff is seeking nothing less than the wholesale disclosure of the most sensitive financial information concerning the partnership's finances, holdings and positions. Unless the files and proceedings are sealed others would have the ability to gain a financial advantage by trading on non-public information to the detriment of the partnership and its limited partners.



Michael Lauer

Sworn to and subscribed before
me this 17 day of March, 2003.



Commissioner of Superior Court/
~~Notary Public~~
My ~~commission expires~~:

CERTIFICATE OF SERVICE

This is to certify that on March 17, 2003, a copy of the foregoing was mailed, on first class mail postage prepaid, to:

John W. Cannavino, Esq.
Cummings & Lockwood LLC
107 Elm Street
Stamford, CT 06904



Margaret E. Haering

DOCKET NO. CV-03-0193628-S

MORGAN STANLEY ALTERNATIVE INVESTMENT PARTNERS LP, Plaintiff,	:	SUPERIOR COURT
	:	J.D. OF STAMFORD/ NORWALK
v.	:	AT STAMFORD
LANCER PARTNERS, LP and LANCER MANAGEMENTGROUP II, LLC,	:	
Defendants.	:	March 24, 2003

MEMORANDUM IN OPPOSITION TO MOTION FOR ORDER OF TEMPORARY MANDAMUS

Defendants, Lancer Partners, LP and Lancer Management group II, LLC (collectively "Lancer"), submit this memorandum in opposition to the motion by Plaintiff, Morgan Stanley Alternative Investment Partners, LP ("Morgan Stanley or "AIP"), for a temporary order of mandamus. Plaintiff asks the court to compel Lancer to disclose broad categories of confidential and/or proprietary business information to one of its limited partners.

The extraordinary remedy of mandamus should be denied for several reasons. First, this motion as an improper attempt to use mandamus to enforce private rights governed by contract. Second, there is a bona fide dispute as to the scope of information the partnership is obligated to disclose to limited partners. Third, as reflected in the Limited Partnership Agreement and the investor's package provided to all partners, including Morgan Stanley, the General Partner has considerable discretion in determining what information, beyond financial statements, should be provided to limited partners.

In addition, the motion should be denied because Morgan Stanley, a substantial financial services firm, is using an asserted right of access to "books and records" to obtain commercially sensitive, proprietary information, which, if revealed, could adversely affect the interests of Lancer's remaining investors. An order providing Morgan Stanley with the information as to the partnership's current holdings would give it an advantage over other limited partners and enable it to better its position by, for example, shorting the partnership's holdings to the fund's detriment. Morgan Stanley's temporary mandamus motion is an effort to obtain preferential treatment over other limited partners.

Morgan Stanley was well aware of the partnership's policy against disclosure of active holdings and the general partner's consistent position that its proprietary trading strategy constitutes a trade secret. We expect the testimony to show that the policy against disclosure was clearly explained to Morgan Stanley during due diligence for its initial investment in the Fund. With full knowledge of that policy, Morgan Stanley made a multi-million dollar investment in October 2001. Even though the 2001 audit had not been delivered by July 2002, Morgan Stanley made a second investment at that time. For all of the foregoing reasons, the Court should find reject Plaintiff's effort to truncate this litigation and obtain the ultimate remedy on an expedited basis.

Background Facts

a. Nature Of Case

This is a private dispute between two sophisticated investors arising from plaintiff's investment, as a limited partner, in the Lancer Partners, LP investment fund (the "Lancer Fund"). Morgan Stanley's apparent goal is to obtain proprietary and confidential financial information to which it is not entitled. Morgan Stanley has acknowledged the private nature of the dispute. In a motion to seal these proceedings dated February 4, 2003, Morgan Stanley stated that its request for information "is a matter of private interest peculiar to the parties hereto," and that these are not matters of public concern.

Lancer Partners is an investment partnership that pools its partners' capital for the purpose of investing, trading in and dealing in domestic securities of all kinds. These securities are managed by the general partner with a goal toward realizing capital appreciation. Exhibit A, Lauer Affidavit ¶¶ 2-4. An integral part of the partnership's strategy is to invest in securities or opportunities that are undervalued, overlooked, or misappraised by the market. The general partner devotes considerable time, research and expense to analyzing and identifying these investments. Id. at ¶¶2, 4. The partnership closely guards information regarding its holdings because disclosure of such information would allow others to attempt to duplicate its holdings or, in the case of short positions, enable others to take offsetting positions, which would drive up prices to the partnership's detriment. Id. at ¶¶ 6-7.

Morgan Stanley's AIP testimony will likely show that it is also an investment fund that invests in a variety of investment vehicles not available to the general public. Part of its strategy is to invest with money managers having with strong records of success. Morgan Stanley's investment in Lancer Fund was to benefit from the money management skills of Michael Lauer, who has secured significant returns for investors since he founded a predecessor partnership in 1994.

b. Limited Partnership Agreement

The Partnership Agreement, dated November 24, 1997, established the Lancer Fund as a limited partnership, with Lancer Management Group II, LLC as general partner. A copy of the Partnership Agreement is annexed hereto as Exhibit B.

Paragraph 1.03 states that the "purpose of the Partnership is to serve as a fund through which the assets of its Partners may be utilized in investing and trading in securities of every kind and nature and rights and options relating thereto."

The General Partner has sole and exclusive power to make investments on behalf of the Partnership, Exhibit B, ¶3.01. The General Partner has the power, *inter alia*, allocate all assets of the Partnership among securities, domestic and foreign to be selected by [it] id. at ¶3.02 (a); to execute agreements necessary to pursue the business of the Partnership, id. at ¶ 3.02(b); to engage accountants, attorneys, investment managers, and other consultants or advisors, id. at ¶3.02(h); and to prepare or cause to be prepared "all instruments to effectuate the business of the Partnership including...annual and/or interim reports", id. at ¶ 3.02(m). Paragraph 3.05 provides that the General Partner "shall not do any act, whether of omission or commission, that would make it impossible to carry on the normal business of the Partnership (other than a sale at arm's length of all or any portion of the Partnership assets to which the Limited Partners hereby consent)."

Paragraph 3.07 requires that the General Partner

> shall keep full and true books of account on the accrual basis, in which shall be entered fully and accurately each transaction of the Partnership . . . . Such books, together with a certified copy of the Certificate of Limited Partnership and any amendments thereto ("Certificate"), shall at all times

> be maintained at the principal office of the Partnership, and open to reasonable inspection and examination by the Partners, during normal business hours upon prior written notice. **Any such inspection must be in good faith without any intent to damage the Partnership or any of its Partners in any manner.** (Emphasis added.)

This section also provides for the preparation and distribution of an audited annual financial statement as soon as practicable after the close of the Partnership fiscal year.

Paragraph 5.04 of the Partnership Agreement provides that:

> Each Limited Partner shall have the same right as the General Partner (except to the extent limited by Section 3.07) to inspect and copy the Partnership's books and records upon prior written notice at any reasonable time and at such Limited Partner's sole cost and expense, and to receive on demand true and full information regarding all actions and circumstances affecting the Partnership, and a formal account of the Partnership's affairs **whenever circumstances render it just and reasonable.**

(Emphasis added).

c. Morgan Stanley's Due Diligence

We expect Morgan Stanley's testimony to show that in September 2001, its representatives went to the Lancer offices to conduct due diligence for their investment. They received an investor package, which included a private placement memorandum and audited financial statement for the calendar year 2000. The audited financial statement for 2000 indicated that the "Partnership declined to present a condensed schedule of its investments." When Morgan Stanley inquired about the makeup of the portfolio, including specific positions held, it was told that such information is proprietary and that Lancer does not disclose it. Exhibit A, ¶8.

Morgan Stanley also received a brochure outlining Lancer's investment approach in a question and answer format. Exhibit C. Question No. 14 asks, "Why is the investment manager reluctant to disclose the portfolio's active holdings?" The brochure explains that the policy is needed to prevent other investors from trying to "coat-tail" the partnership's investments to the detriment of the fund and to prevent "qualitative scrutiny" of holdings that mistakenly confuse good investments with the perception that the fund holds "not necessarily . . . great companies." The brochure makes it clear that active holdings will not be disclosed. Id. It also explains that the Fund's auditors "have complete and continuous access to our holdings" and that, after the fund divests itself of a position, the holdings are routinely disclosed in communications to partners.

Several days later, Morgan Stanley entered into the Partnership Agreement as a limited partner on behalf of and as general partner of Morgan Stanley Liquid Markets Fund I LP by investing an initial $10 million. On July 1, 2002, apparently satisfied with its initial investment, Morgan Stanley entered into the Partnership Agreement as a limited partner on behalf of Morgan Stanley Institutional Fund of Hedge Funds, LP and invested another $15 million. At the time of this second investment, Morgan Stanley had not received the Partnership's audited financial statement for 2001.

d. Request For Information

By letter dated October 2, 2002, Morgan Stanley requested access to the books and records of the Lancer Fund and a schedule of limited partners in the Fund. Access was provided; however, it quickly became clear that Morgan Stanley's idea of "books and records" included a wide-ranging fishing expedition into the Partnership's open positions. On October 10, 2002, Morgan Stanley sent a follow-up letter requesting the same information. These requests for information came even though Lancer had provided a draft financial statement for 2001, completed tax returns and had issued K-1's to limited partners on the basis of figures contained in the draft statement for 2001.

On February 28, 2003, Morgan Stanley provided counsel with a 20-paragraph list of documents that it wanted from the Lancer Fund. A copy of that list is attached as Exhibit D. Even a cursory review of this list confirms that far from seeking access to "books and records," Morgan Stanley wants complete details regarding all the partnership's holdings and highly sensitive financial information, which, if disclosed, would expose the partnership to significant financial risks. Exhibit A, ¶¶6-7. The danger is particularly keen, where, as here, the party seeking the information is a sophisticated investment firm that actively trades securities on its own account and on behalf of clients.

Even though this litigation concerns Lancer's domestic hedge fund, the majority of Morgan Stanley's requests seek information regarding finances and positions held by the Offshore Fund as well. (See Request Nos. 2 - 4, 6 -12, and 14 -18). Many of the requests seek detailed information about holdings in the portfolio – information that is proprietary, as Morgan Stanley well knows. (See Request Nos. 4 through 13, 15). Plaintiff also seeks information about the finances of Lancer Management. (See Request No. 18). While a limited partner is entitled to know the amounts paid by the partnership to Lancer Management, it has no right to know about internal finances of the management entity itself.

Many of the requests also require disclosure of information regarding Lancer Partner's other investors. There is no good reason why Morgan Stanley needs to know the identity of investors in the fund or details concerning their subscription and redemption. Moreover, disclosure of the identities of other limited partners would violate the privacy expectations of the other investors. This is an improper fishing expedition dressed up like a temporary mandamus proceeding. There is simply no basis for the Court to entertain this motion, much less grant mandamus.

ARGUMENT

1. Standard For Considering Mandamus

"The writ of mandamus is an extraordinary remedy to be applied only under exceptional conditions, and is not to be extended beyond its well established limits . . ." Hennessey v. City of Bridgeport, 213 Conn. 656, 659 (1990). "[M]andamus neither gives nor defines rights which one does not already have. It enforces, it commands, performance of a duty. It acts at the instance of one having a complete and immediate legal right; it cannot and it does not act upon doubtful or a contested right . . ." Id. "The writ of mandamus is not an appropriate remedy for the enforcement of contract rights of a private and personal nature and obligations which rest wholly upon contract and involve no questions of public trust or official duty." Venditto v. Auletta, 31 Conn. Supp. 145, 151 (Conn.Com.Pl. 1974) (citing Parrott v. Bridgeport, 44 Conn. 180, 182 (1876)).

A party seeking a writ of mandamus must establish: (1) that the plaintiff has a clear legal right to the performance of a duty by the defendant; (2) that the defendant has no discretion with respect to performance of that duty; and (3) that the plaintiff has no adequate remedy at law. Id. "Even satisfaction of this demanding test does not, however, automatically compel issuance of the requested writ of mandamus." Id. "In deciding the propriety of the writ of mandamus, the trial court exercises discretion rooted in the principles of equity." Id. Plaintiff cannot establish any of the elements in this case.

2. Mandamus May Not Be Used To Enforce Private Rights

Mandamus is an inappropriate remedy to enforce private rights. Venditto, 31 Conn. Supp. at 151. In its motion to seal the file in this case, Morgan Stanley represented that this "is a matter of private interest peculiar to the parties hereto," which does not involve public interests. There is a Partnership Agreement between the parties governing their rights. The relationship involves the investment of private funds by one sophisticated investor with another. Thus, by definition, mandamus is not a remedy that applies to the circumstances of this case.

Morgan Stanley has the right to enforce the terms of the Partnership Agreement through this litigation. The parties will have to address, through discovery and trial, their bona fide dispute as to the extent of the partnership's disclosure obligations and the general partner's discretion in that regard. In addition, there are serious and significant issues regarding the impact that disclosure to Morgan Stanley may have on the interests of the remaining investors. Accordingly, the court should deny Plaintiff's application for temporary mandamus because it is an improper remedy.

3. Plaintiff Cannot Establish the Necessary Elements For Mandamus

a. Morgan Stanley Has No Clearly Defined Right To The Disclosure Sought Because Terms Regarding Disclosure Of Books And Records In The Limited Partnership Agreement Are Discretionary, Not Absolute.

The Partnership Agreement's provision for access to "books and records" does not provide Morgan Stanley with a clear and absolute right to disclosure of the material sought here. The Agreement invests the General Partner with significant discretion in carrying out any disclosure. Books and records are generally, but not specifically, defined in ¶ 3.07 to encompass the transactions of the partnership. The language does not specify the format in which the information should be kept, nor whether anything more than a summary of the finances of the Partnership need be produced. Moreover, any inspection is clearly limited by ¶ 3.07 to circumstances where a limited partner acts "in good faith without any intent to damage the Partnership or any of its Partners in any manner." Paragraph 5.04 of the Partnership Agreement permits the General Partner to disclose such information "whenever circumstances render it just and reasonable."

The exercise of discretion is further guided by ¶ 3.05's mandate that the General Partner "shall not do any act, whether of omission or commission, that would make it impossible to carry on the normal business of the Partnership (other than a sale at arm's length of all or any portion of the Partnership assets to which the Limited Partners hereby consent)." When read together these provisions vest the General Partner with considerable discretion on how to disclose the finances of the Partnership, what constitutes "reasonable inspection and examination" under prevailing circumstances and whether a decision as to disclosure may interfere with or make it impossible to carry on the normal business of the Partnership.

Before investing in the Fund, Morgan Stanley received the private placement memorandum, a brochure describing the fund's investment philosophy and its policy on holding in confidence information concerning the Fund's active positions. The General Partner specifically explained that, given the nature of the fund, he does not disclose particular holdings. Exhibit A, ¶8. Thus, Morgan Stanley cannot now claim that the discretion outlined in the Partnership Agreement, as explained in due diligence, imposes an absolute duty on the part of the General Partner to disclose the information it seeks.

i. The Flexibility Of The Partnership Agreement Is Consistent With Principles Of Fiduciary Duty Prescribed By Our Courts

The Connecticut Supreme Court has stated, "in the context of a commercial limited partnership the fiduciary relationship must be flexible enough to ensure that partners with diverse interests will be able to craft and rely on a partnership agreement that reflects their common interests." Konover Development Corp. v. Zeller, 228 Conn. 206, 227 (1994). "The law should recognize that an overly strict interpretation of the partnership loyalty might stifle the limited partnership form, and enable a limited partner to exploit its status as beneficiary to hold a general partner hostage to the partnership." Id. The court specifically emphasized the need to include in any analysis "the relative sophistication and bargaining power among the parties." Id.

Here, the General Partner owes a duty to all limited partners, not just Morgan Stanley. Disclosure of the proprietary and confidential information sought by Morgan Stanley would expose the remaining limited partners to adverse financial consequences. Clearly, an investment firm like Morgan Stanley with knowledge of the partnership's holdings and redemption demands would have the ability to "short" the partnership's open positions on favorable terms. The law recognizes that, in dealing with sophisticated investors, the General Partner must have flexibility to exercise discretion in carrying out fiduciary obligations. That type of discretion is evident in the Partnership Agreement and implied in the law. Because a trier of fact must determine the nature and scope of that discretion within the context of the relationship, such issues cannot be decided on a motion for temporary mandamus.

ii. The Connecticut Limited Partnership Act Supports Discretion Of The General Partner Regarding Disclosure.

Pursuant to the Connecticut Limited Partnership Act, a limited partners' access to partnership records can be limited or denied if there is an improper purpose or the partnership would suffer injury.[1] C.G.S § 34-18, involving retention of records, states as follows:

> Each limited partner shall have the right to:
>
> (1) Inspect and copy any of the partnership records required to be maintained by section 34-13c[2]; and
>
> (2) Obtain from the general partners from time to time on reasonable demand (i) true and full information regarding the state of the business and financial condition of the limited partnership, (ii) promptly after becoming available, a copy of the limited partnership's federal, state and local income tax returns for each

---

[1] Connecticut has adopted the Uniform Limited Partnership Act. As such, decisions from other states under the Act are instructive.

[2] Section 34-13c requires a partnership to keep at its office (1) a list of each partner; (2) copy of partnership certificate; (3) state and federal income tax returns; (4) copy of written partnership agreement and any financial statements for most recent three years; (5) unless contained in partnership agreement a writing setting out (a) amount of cash and agreed value of services contributed by each partner; (b) times at which additional contributions can be made; (c) any right of a partner to receive or make distributions which include part of the partner's contribution; and (d) events which would cause the partnership to be dissolved.

> year and (iii) other information regarding the affairs of the limited partnership as is just and reasonable.

Section 34-18 is based on Section 305 of the Uniform Limited Partnership Act, which "provides a mechanism for limited partners to obtain information about the partnership useful to them in making decisions concerning the partnership and their investments in it. Its purpose is not to provide a mechanism for competitors of the partnership or others having interests or agendas antagonistic to the partnership to subvert the partnership's business. It is assumed that courts will protect limited partnerships from abuses or attempts to misuse section 305 for an improper purpose." Comment to §305, Revised Limited Partnership Act 1976.

In Schwartzberg v. CRITEF Associates Limited Partnership, et al, 685 A.2d 365 (Del. 1996), for example, a limited partner, engaged in mortgage lending of multifamily housing properties, sought to compel partnerships to disclose names and addresses of holders of beneficial assignee certificates (BACS) representing interest in partnerships. The court denied access because its disclosure would "actually hurt the value of the joint investment." Id. The court stated:

> In the absence of an explicit contractual provision or statutory language to the contrary, and in circumstances in which, as here, a partner denying another partner access to partnership business records can show that the partner seeking access is doing so for a purpose personal to that partner and adverse to the interests of the

> partnership considered jointly, the court is warranted in denying the request for access.

Id. Even though the Uniform Limited Partnership Act and the partnership agreement did not contain "an express limit concerning purpose" as a prerequisite to a limited partner gaining access to records, the court ruled that the law could imply the requirement of a proper purpose. Id.; *see also* Madison Avenue Investment Partners, LLC v. America First Real Estate Investment Partners, 806 A.2d 165, 174 (Del. 2002)(noting, "Even if a proper purpose for a demand is demonstrated and such demand is shown to be reasonably related to a plaintiff's purpose as a stockholder, nonetheless such demand must not be for a purpose adverse to the best interests of the partnership".

Here, the General Partner has a serious concern that disclosures to Morgan Stanley could injure the financial interests of the Fund. Because Morgan Stanley is a sophisticated investment firm that trades for its own account, there is a strong potential for misuse of its knowledge of the partnership's positions and the proprietary aspects of Lancer Fund's investment strategy, thereby placing the interests of remaining limited partners at risk. Morgan Stanley generally acknowledged the sensitivity of disclosure and its potential impact on the Fund when it stated in its (subsequently withdrawn) Motion to Seal that "public disclosure [of these proceedings] through third parties could lead to an adverse financial impact on the Lancer Fund, and correspondingly on other investors in the Lancer Fund." Clearly, when seeking to protect the interests of the limited partners, the Uniform Limited Partnership Act, as adopted in Connecticut, affords a General Partner significant discretion in determining the extent of disclosure requirements.

iii. The Breadth Of Morgan Stanley's Document Request Indicates An Improper Purpose

Morgan Stanley's attempt to obtain information it has no right to receive suggests an improper purpose. Plaintiff seeks information relating to the Offshore Fund, which is not even at issue in the litigation. It asks for information regarding the portfolio mix, which would disclose the proprietary investment strategy of the Fund. Morgan Stanley asked for, and was denied, said information during the due diligence process. Exhibit A, ¶8. It invested nonetheless. To request the information now, can only signify an improper purpose. Paragraph 5.04 of the Partnership Agreement expressly prohibits requests for disclosure, unless made "in good faith without any intent to damage the Partnership or any of its Partners in any manner."

It is further apparent that Morgan Stanley's requests are part of its recent efforts to manage the risks of its investment in Lancer on its own books and records. This is also an improper purpose, given that its interest in public disclosure is at odds with what is in the best interest of the Partnership. Based on the improper purpose, Plaintiff's request for mandamus should be denied.

b. Plaintiff Has An Available Remedy For Enforcing Its Rights

Where a party has sufficient remedies available, mandamus is unwarranted. Hennessey v. City of Bridgeport, 213 Conn. 656, 659 (1990). The Partnership Agreement affords Morgan Stanley with adequate remedies in this case. To the extent Plaintiff seeks disclosure under ¶¶ 3.07 and 5.04, it has sought relief for breach of contract, an injunction and declaratory judgment. It can ask the court for specific performance of the Agreement, including disclosure of whatever information a trier of fact may determine should be disclosed. For this reason, the Court should deny the request for mandamus and proceed to determine the rights of the parties under the Partnership Agreement.

c. The Corporate Cases Cited By Plaintiff Are Not Controlling

The cases cited by Plaintiff at pages 1-2 of its motion do not control considerations of mandamus in this case. Each of those cases seeks to enforce the rights of corporate shareholders under the Connecticut Corporations Act. Those cases do not deal with the specialized considerations and obligations of the general partner in an investment fund under the Uniform Limited Partnership Act. They also rely on a significant distinction between the Limited Partnership and Corporations Laws. Section 52-485 specifically provides that a stockholder may apply for a writ of mandamus against a corporation "to compel it to obey the statute laws of the state." The Limited Partnership Act contains no such provision. If the drafters of the Limited Partnership Act wanted to make mandamus a remedy, they knew how to say so. Such a remedy was not included, presumably in recognition of the flexibility that is desired in the use of limited partnerships.

CONCLUSION

For all of the foregoing reasons, Plaintiff's Motion for Temporary Mandamus should be denied.

DEFENDANTS, LANCER MANAGEMENT GROUP II, LLC AND LANCER PARTNERS, LP

BY: /s/

Margaret E. Haering
Hurwitz & Sagarin, LLC
147 N. Broad Street
Milford, CT 06460
Tele: 203-877-80000
Fax: 203-878-9800
Juris No. 26616

CERTIFICATE OF SERVICE

This is to certify that on March 24, 2003, a copy of the foregoing was mailed, on first class mail postage prepaid, to:

Jonathan B. Tropp, Esq.
Kathleen D. Warner, Esq.
Day, Berry & Howard
One Canterbury Green
Stamford, CT 06901

/s/
Margaret E. Haering

DOCKET NO. CV-03-0193628-S

MORGAN STANLEY ALTERNATIVE INVESTMENT PARTNERS LP, Plaintiff,	:	SUPERIOR COURT
v.	:	J.D. OF STAMFORD/ NORWALK
	:	AT STAMFORD
LANCER PARTNERS, LP and LANCER MANAGEMENTGROUP II, LLC, Defendants.	:	March 17, 2003

AFFIDAVIT OF MICHAEL LAUER IN SUPPORT OF
MOTION TO SEAL FILE

STATE OF CONNECTICUT)
) *SS:* ______________
COUNTY OF FAIRFIELD)

I, Michael Lauer, being duly sworn, according to law hereby depose and say:

1. I am over 18 years of age and understand the obligation of an oath.

2. I am the sole manager of Lancer Management Group II, LLC, which is the general partner of Lancer Partners, LP. The general partner is responsible for researching, selecting and monitoring investments by the partnership and for making decisions on when and how much to invest with, or withdraw from, an investment.

3. Lancers Partners LP is an investment fund in which limited partners, such as Morgan Stanley Alternative Investment Partners, LP ("Morgan Stanley"), pool their capital for the purpose of investing, trading in and dealing in domestic securities of all kinds.

4. The securities in the portfolio are managed by the general partner with a goal toward realizing capital appreciation. An integral part of the partnership's strategy is to invest in securities or opportunities that are either undervalued, overlooked or misappraised by the market.

5. The securities industry and the strategies engaged in by the partnership are highly competitive. The profitability of the partnership depends upon the ability of its general partner to correctly assess future price moves on a variety of investment vehicles, but mostly small and mid-cap stocks.

6. The general partner devotes considerable time, research and expense to analyzing and identifying these investment opportunities. The partnership closely guards information regarding its holdings because disclosure of such information would allow others to attempt to duplicate its holdings or, in the case of short positions, enable others to take offsetting positions, which would drive up prices to the partnership's detriment.

7. The information sought by Plaintiff in this proceeding and the matters that may likely be referred to in any hearing, are highly sensitive and proprietary. If disclosed, such information could pose a significant risk of financial harm to the partnership and its limited partners, including those limited partners not involved in this action whose interests the general partner is bound to protect.

8. As manager of the general partner, it has been my practice from inception of the partnership not to disclose information regarding holdings of the partnership until the positions have been fully closed out. This practice was explained to Morgan Stanley prior to its investment in the partnership and has been consistently followed.

9. The public's interest in attending these proceedings or in viewing pleadings, exhibits and other associated documents is far outweighed by the danger of financial harm to the partnership and other uninvolved limited partners if others have the ability, through review of court files and attendance at court proceedings, to obtain information regarding the partnership holdings for their financial advantage before it is made public.

10. Plaintiff is seeking nothing less than the wholesale disclosure of the most sensitive financial information concerning the partnership's finances, holdings and positions. Unless the files and proceedings are sealed others would have the ability to gain a financial advantage by trading on non-public information to the detriment of the partnership and its limited partners.



Michael Lauer

Sworn to and subscribed before
me this 17 day of March, 2003.



Commissioner of Superior Court/
~~Notary Public~~
~~My commission expires~~:

CERTIFICATE OF SERVICE

This is to certify that on March 17, 2003, a copy of the foregoing was mailed, on first class mail postage prepaid, to:

John W. Cannavino, Esq.
Cummings & Lockwood LLC
107 Elm Street
Stamford, CT 06904



Margaret E. Haering

LIMITED PARTNERSHIP AGREEMENT

of

LANCER PARTNERS, LIMITED PARTNERSHIP

AGREEMENT made as of the 24th day of November, 1997, by and between LANCER MANAGEMENT GROUP II, LLC (the "General Partner"), with an address at 980 Post Road East, Westport, Connecticut 06880 and the undersigned limited partners appearing on Schedule "A" hereto, which Schedule A shall be amended from time to time to reflect the admission and withdrawal of limited partners (collectively, the "Limited Partners").

ARTICLE I

General Provisions

Section 1.01 Formation. The parties hereto hereby form LANCER PARTNERS, LIMITED PARTNERSHIP. as a limited partnership (the "Partnership") pursuant to the provisions of the Connecticut Uniform Limited Partnership Act ("CTULPA").

Section 1.02 Partnership Name. The name of the Partnership is and shall be Lancer Partners, Limited Partnership.

Section 1.03 Purpose. The purpose of the Partnership is to serve as a fund through which the assets of its Partners may be utilized in investing and trading in securities of every kind and nature and rights and options relating thereto.

Section 1.04 Place of Business. The principal place of business of the Partnership shall be at 980 Post Road East, Westport, Connecticut 06880 or elsewhere within or outside the State of Connecticut as the General Partner may from time to time determine.

Section 1.05 Fiscal Year and Fiscal Period. The fiscal year of the Partnership shall end on December 31 of each year, which fiscal year may be changed by the General Partner (hereinafter called the "Fiscal Year"). The term Fiscal Period shall mean any one or more of the following (a) the period from the first day of the Fiscal Year to the last day of the third month of the Fiscal Year, (b) the period from the first day of the fourth month of the Fiscal Year to the last day of the sixth month of the Fiscal Year, (c) the period from the first day of the seventh month of the Fiscal Year to the last day of the ninth month of the Fiscal Year; (d) the period from the first day of the tenth month of the Fiscal Year to the last day of the Fiscal Year and (e) such other periods as may be designated from time to time as a Fiscal Period by the General Partner.

Section 1.06 Term of Partnership. The Partnership shall continue until December 31, 2044, unless dissolved on the last day of a particular Fiscal Year as hereinafter provided or otherwise terminated as provided in Section 13.01 below.

ARTICLE II

Names of Partners; Admission of Partners

Section 2.01 Names of Partners. Lancer Management Group II, LLC is the General Partner and the name of each Limited Partner is set forth on Schedule A. The General Partner and Limited Partners of the Partnership at any time and from time to time are referred to as the General Partner and Limited Partners, respectively, and are collectively referred to as the Partners.

Section 2.02 Admission of Partners. Additional Partners may be admitted to the Partnership at other times as provided in ARTICLE VIII below. In connection with the admission of a Partner to the Partnership, such Partner shall, in advance of such admission and as a condition thereto, sign a copy of this Agreement. Upon the admission of a Limited Partner, the Initial Limited Partner listed on the signature page hereof shall withdraw from the Partnership.

ARTICLE III

Management

Section 3.01 Management of Partnership. The Limited Partners shall take no part in the management or control of the Partnership business and shall have no authority to act for or bind the Partnership. The General Partner shall have the sole and exclusive power, discretion and authority regarding the making of investments on behalf of the Partnership as limited by Section 3.05 and of exercising the powers set forth in Section 3.02. The General Partner shall devote so much of its time and efforts to the affairs of the Partnership as may in its judgment be necessary to accomplish the purposes of the Partnership. Nothing herein contained shall prevent the General Partner or any other Partner from conducting any other business including any business with respect to securities. The General Partner and Limited Partners are not prohibited from buying or selling securities for their own accounts, including the same securities as are purchased, sold or held by the Partnership, but the General Partner shall not buy securities from or sell securities to the Partnership without the written consent of all the Partners.

It is the present intention of the General Partner to allocate the capital of the Partnership primarily among securities and other investments of any nature or kind which are publicly traded including, but not limited to, the purchase and sale of stocks, bonds, debentures, options on stocks, preferred stock, convertible securities and such other financial instruments as the General Partner deems appropriate. The General Partner shall select investments and shall invest the funds of the Partnership from time to time as the General Partner deems appropriate.

Section 3.02 Powers of the General Partner. Without in any way intending to limit the powers of the General Partner, the General Partner shall have the following powers on behalf of the Partnership:

(a) As provided in Section 3.01, to allocate all of the assets of the Partnership among securities, domestic and foreign, to be selected by the General Partner, including but not limited to the right to:

(i) purchase, hold and sell securities and rights therein of any kind or nature;

(ii) purchase, hold, sell and otherwise deal in put and call options, monetary instruments and any combinations thereof and other financial instruments of any nature or kind; and

(iii) maintain margin accounts with brokers, to pledge securities for loans and, in connection with any such pledge, to effect borrowings from brokers or banks in such amounts as may be determined from time to time.

(b) To do any act or execute any agreement of any nature necessary to pursue the business of the Partnership in accordance with the provisions of this Agreement and all applicable Federal, state and local laws and regulations.

(c) To acquire and enter into any contract of insurance that the General Partner deems necessary or appropriate for the protection of the Partnership and the General Partner or for any purpose convenient or beneficial to the Partnership.

(d) To employ persons, whether full-time or part time, in the operation and management of the business of the Partnership, on such terms and for such compensation as the General Partner shall determine.

(e) To open accounts, deposit and maintain funds in the name of the Partnership in banks or savings and loan associations and to temporarily invest such funds in United States government bonds or other short-term interest bearing instruments, provided, however, that the Partnership funds shall not be commingled with the funds of any other person or entity.

(f) To cause the Partnership to make or revoke any of the elections referred to in Section 754 of the Internal Revenue Code of 1986, as amended (the "Code"), or any similar provision enacted in lieu thereof.

(g) To select as its accounting year the period ending December 31 or other Fiscal Year as is permitted by the Internal Revenue Service ("IRS").

(h) To engage accountants, attorneys, investment managers, and other consultants and advisors.

(i) To establish and maintain, for the conduct of Partnership affairs, at least one office in the State of Connecticut, and in connection therewith, rent or acquire office space and do such other acts as may be deemed necessary or advisable in connection with maintenance or administration of such office.

(j) To amend this Agreement to reflect the addition or substitution of Limited Partners, in accordance with the terms hereof, or the reduction of Capital Accounts (as hereinafter defined) upon the return of capital to Partners.

(k) To require a provision in all Partnership contracts that the General Partner shall not have any personal liability therefor, but that the person or entity contracting with the Partnership is to look solely to the Partnership and its assets for satisfaction.

(l) To purchase and sell Partnership assets at such price or amount for cash, securities or other property and upon such terms as are deemed in the General Partner's absolute discretion to be in the best interests of the Partnership.

(m) To prepare, or cause to be prepared, and to execute, acknowledge and deliver any and all instruments to effectuate the business of the Partnership, including, but not limited to, annual and/or interim reports, a copy of which shall be delivered to each Partner, as provided in Sections 3.07 and 13.04 hereof.

(n) To establish such reserves as the General Partner shall, in its sole but reasonable discretion, deem appropriate to pay current and future, definite, contingent and possible obligations of the Partnership.

Section 3.03 Actions of General Partner. The General Partner is authorized to act individually on behalf of the Partnership and may execute all documents and instruments on behalf of the Partnership without requirement of the execution thereof by any other Partner. Third parties may rely on execution of any documents on behalf of the Partnership by the General Partner.

Section 3.04 Liability and Indemnification. The General Partner shall not be liable to the Partnership or the Limited Partners for any action taken or omitted to be taken in connection with the business or affairs of the Partnership so long as the General Partner has acted in good faith and is not found to be guilty of gross negligence or willful misconduct with respect thereto. It shall be conclusively presumed and established that the General Partner has acted in good faith if any action is taken, or not taken, by the General Partner on the written advice of legal counsel or other independent outside consultants.

The Partnership agrees to indemnify and hold harmless the General Partner from and against any and all claims, actions, demands, losses, judgments, penalties, fines, costs, damages, loss, threat of loss and expenses (including attorney's fees) as a result of any claim or legal proceeding related to any action taken or omitted to be taken in connection with the business and affairs of the Partnership (including the settlement of any such claim or legal proceeding); provided, however, that the party against whom the claim is made or legal proceeding is directed is not guilty of gross negligence or willful misconduct as determined by a court of competent jurisdiction. Any indemnity under this Section shall be paid from and to the extent of Partnership assets only and only to the extent that such indemnity does not violate applicable Federal and state laws.

Section 3.05 Absolute Restrictions. The General Partner shall not authorize the transfer of any Partner's interest in the Partnership (hereinafter individually "Partnership Interest" and collectively, "Partnership Interests") if the result of said transfer will be a sale or exchange of more than fifty (50%) percent of the Partnership Interests within a twelve (12) month period or if it would otherwise materially affect the income benefits anticipated by the Limited Partners.

The General Partner shall not do any act, whether of omission or commission, that would make it impossible to carry on the normal business of the Partnership (other than a sale at arm's length of all or any portion of the Partnership's assets to which the Limited Partners hereby consent).

The General Partner shall not confess judgment against the Partnership or authorize anyone to confess judgment against the Partnership.

The General Partner shall not enter into any agreement on behalf of the Partnership that exposes any other Partner to any liability unless such other Partner consents in writing thereto.

Section 3.06 No Prohibition Against Other Business Ventures. The General Partner may engage and hold interests in other business ventures of every kind and description for its own account including, without limitation, other investment entities similar to the Partnership, whether such business ventures are in direct or indirect competition with the Partnership and whether the Partnership or any of the Partners also has an interest therein.

Section 3.07 Duty to Keep Books, Financial and Tax Reports. At all times during the existence of the Partnership, the General Partner shall keep full and true books of account on the accrual basis, in which shall be entered fully and accurately each transaction of the Partnership. The General Partner has the power, in its sole discretion, to delegate the administrative bookkeeping functions relating to the Partnership to an agent, which may be the Partnership's accountants. Such books, together with a certified copy of the Certificate of Limited Partnership and any amendments thereto ("Certificate"), shall at all times be maintained at the principal office of the Partnership, and open to reasonable inspection and examination by the Partners, during normal business hours upon prior written notice. Any such inspection must be in good faith without any intent to damage the Partnership or any of its Partners in any manner.

The General Partner shall cause to be prepared and distributed to each Partner as soon as practicable following the end of each Partnership Fiscal Year an audited annual financial statement prepared in accordance with generally accepted accounting principles, consistently applied. The General Partner shall also cause to be prepared by an independent certified public accountant on an accrual basis and shall file all Federal, state and local income, franchise, gross receipts, payroll and other tax returns that the Partnership is obligated to file. Copies of all Partnership tax returns, information returns or reports shall be available to all Partners as soon as practicable after the close of the Partnership Fiscal Year at the principal office of the Partnership. Copies of Schedule K-1 of the Partnership Tax Return (Form 1065) shall be distributed to all Partners as soon as practicable after the end of the Partnership Fiscal Year.

Section 3.08 Section 754 Change in Basis. In the event of a transfer or withdrawal (in accordance with the provisions of this Agreement) of all or part of the Partnership Interest of any Limited Partner, the General Partner may, in the case of a transfer, adjust that Limited Partner's basis in the Partnership and, in the case of a withdrawal, the basis in the Partnership of all remaining Partners for Federal income tax purposes, pursuant to Section 754 of the Code.

ARTICLE IV

Resignation; Prohibition Against Transfer; Continuation of Partnership; and Substitution of General Partner

Section 4.01 General Partner Resignation and Involuntary Withdrawal; Prohibition Against Transfer by General Partner. The General Partner shall not be permitted to voluntarily withdraw or resign as a General Partner except upon no less than thirty (30) days prior written notice to all Limited Partners. In the event of death, insanity, disability or other incompetency of the General Partner or if a voluntary or involuntary petition for bankruptcy shall be filed by or against the General Partner or the General Partner shall make any assignment for the benefit of creditors (collectively, "Involuntary Withdrawal"), the General Partner or the General Partner's trustee, receiver or assignee shall become inactive in the affairs of the Partnership, shall have none of the rights and powers of a General Partner hereunder, shall have no authority to act on behalf of the Partnership or have any voice in the management and operation of the Partnership. The General Partner shall not assign, transfer, sell, mortgage or otherwise encumber or transfer its Partnership Interest except to the extent that the General Partner remains a General Partner and the transfer is otherwise permitted under the CTULPA.

Section 4.02 Continuation of Partnership; Appointment of Substitute General Partner by Limited Partners. If an event as set forth in Section 13.01(b) below occurs, the Limited Partners shall have the right, within ninety (90) days after such event by: (i) affirmative vote of each of the Limited Partners, to continue the Partnership and appoint a substitute General Partner; or (ii) affirmative vote of Limited Partners owning more than fifty (50%) percent of the Interests of the Limited Partners, to continue the Partnership with any remaining General Partner; in either event the Partnership shall not dissolve and shall continue its existence. If the Limited Partners elect to continue the Partnership, a favorable opinion of counsel is required to the effect that the Partnership will continue to be a partnership for Federal income tax purposes.

Section 4.03 Substitute General Partner Requirements. Any substitute General Partner shall execute and acknowledge any and all instruments that are necessary or appropriate to effect the admission of any such person or entity as a substitute General Partner, including, without limitation, the written acceptance and adoption by such person of the provisions of this Agreement and an amendment of the Certificate. Any successor to such office of General Partner shall have all of the rights (except as expressly provided to the contrary herein) powers and obligations that the General Partner possessed prior to its withdrawal from the Partnership.

ARTICLE V

Status, Rights, Powers and Voting Rights of Limited Partners

Section 5.01 Limited Liability. A Limited Partner, or a substitute or Additional Limited Partner, shall not be personally liable or bound for the expenses, liabilities or obligations of the Partnership beyond the amount of such Partner's Capital Contributions (as defined below) as required by Schedule A annexed hereto.

Section 5.02 Capital Contributions. No Limited Partner shall be entitled to a return of such Limited Partner's Capital Contribution or any portion thereof except as set forth in ARTICLE VII below and no time has been agreed upon for the return of any Partner's Capital Contribution except as herein provided.

Each Limited Partner, if such Limited Partner receives a return of all or any part of such Limited Partner's Capital Contribution, may to the extent provided for in the CTULPA be liable to the Partnership for an amount equal to such returned contribution, without interest.

Section 5.03 Liability of Limited Partner. No Limited Partner shall be obligated to provide any contributions to the capital of the Partnership in addition to those specified in Section 9.02 of this Agreement.

No Limited Partner shall be obligated to make any loan to the Partnership.

Section 5.04 Rights of Limited Partners to Inspect Books, Records, and Partnership Documents. Each Limited Partner shall have the same right as the General Partner (except to the extent limited by Section 3.07) to inspect and copy the Partnership's books and records upon prior written notice at any reasonable time and at such Limited Partner's sole cost and expense, and to receive on demand true and full information regarding all transactions and circumstances affecting the Partnership, and a formal account of the Partnership's affairs whenever circumstances render it just and reasonable. Pursuant to Section 34-10d of the CTULPA, the General Partner shall not be required to deliver a copy of the Certificate or any other certificate referred to therein to any Limited Partner unless a specific request therefor is made by such Limited Partner.

Section 5.05 No Restriction on Other Activities. A Limited Partner may engage and hold interests in business ventures of every kind and description for such Limited Partner's own account including, without limitation, business ventures which are, directly or indirectly, in competition with the Partnership and whether the Partnership or any of the Partners also has an interest therein. Neither the Partnership nor any of the Partners shall have any rights in such independent business ventures by virtue of this Agreement.

Section 5.06 Voting Rights. In addition to the rights to vote conferred upon the Limited Partners elsewhere in this Agreement, the Limited Partners shall have the right to vote upon the following matters affecting the basic structure of the Partnership. In order to become an act of the Partnership, all such matters voted upon as described in Section 5.06(a) below shall require the written consent of each of the Limited Partners and all such matters voted upon as described in Section 5.06(b) below shall require the written consent of Limited Partners owning more than fifty (50%) percent of the Interests of the Limited Partners:

(a) Except as otherwise provided herein, the appointment of an additional or substitute General Partner, and the terms and conditions (other than those set forth in this Agreement) for the admission of an additional or substitute General Partner.

(b) Amendment or modification of the Certificate and/or this Agreement other than an amendment to admit Additional or Substitute Limited Partners and to withdraw Limited Partners.

Section 5.07 Constructive Consent by Limited Partners. Except with respect to the appointment of an additional or substitute General Partner pursuant to Section 5.06(a) above and the election to continue the Partnership pursuant to Section 4.02 above, in the event the General Partner requires the consent of the Limited Partners in order to take action, and written notice of such action is mailed to such Limited Partners (certified mail, return receipt requested) those Limited Partners not affirmatively objecting in writing within thirty (30) days after such notice is mailed, shall be deemed to have consented to the proposed action set forth in the General Partner's notice.

Section 5.08 Rights as to Dissolution. Except as otherwise provided for in the CTULPA, the Limited Partners shall have no right or power to cause the dissolution and winding up of the Partnership by court decree or otherwise or to withdraw or reduce their Capital Contributions, except as set forth in the Certificate and this Agreement. No Limited Partner shall have the right to bring an action for partition against the Partnership.

ARTICLE VI

General Partner's Fees and Partnership Expenses

Section 6.01 General Partner's Fee. The General Partner shall select investments and monitor their performance, investigate, select and deal with natural persons, business entities and others with whom the Partnership has business or other relationships or with whom having those relationships might be necessary or desirable; provide office space and office equipment, executive, clerical and secretarial personnel and services, and the use of accounting equipment; and prepare from time to time for submission to the Partners' reports concerning the business of the Partnership.

The General Partner will receive a quarter-annual management fee ("Basic Fee") of one-quarter (.25%) percent of the Partnership's Net Worth (as defined below) at the end of each quarter-annual Fiscal Period. Notwithstanding the above, the Basic Fee for the period or periods during which the offering remains open and for the first and last quarter-annual Fiscal Periods of the Partnership shall be calculated on the basis of the average daily total of Capital Accounts during such period. Accordingly, a pro rata Basic Fee will be charged to Partners on any amount permitted to be invested or withdrawn during any quarter-annual or semi-annual Fiscal Period, as applicable.

Section 6.02 Partnership Expenses. The Partnership will pay all of its accounting, legal and other operating expenses, including the expenses of the admission of the Limited Partners to the Partnership (collectively, "Administrative Expenses") for each calendar year up to a maximum of one (1%) percent of the Partnership's Net Worth at the end of each calendar year ("Expense Cap"). To the extent that the Administrative Expenses exceed the Expense Cap in any calendar year, the General Partner shall pay such excess Administrative Expenses either by charging its Capital Account or by making a direct payment, as determined by the General Partner in its sole discretion. The Expense Cap, however, does not apply to brokerage commissions and other trading and investment charges and fees which shall be paid by the Partnership.

ARTICLE VII

Withdrawals from Capital Account

Section 7.01 Permissible Withdrawals. A Partner may withdraw all or any part of such Limited Partner's Capital Account (as defined below) in the manner and to the extent provided in Section 7.02.

Section 7.02 Withdrawal Procedure. Any Partner may withdraw capital from such Partner's Capital Account after one (1) year from the date of such Partner's Initial Capital Contribution (as defined below) as of July 1st and January 1st of each calendar year, provided the Partner shall give written notice to the Partnership (which notice may be waived by the General Partner) of the Partner's intention to make such withdrawal not less than ninety (90) days prior thereto. All withdrawals shall be deemed made after the end of such Fiscal Period and prior to the commencement of the following Fiscal Period.

(a) A Limited Partner who requests a partial withdrawal of less than ninety-five (95%) percent of such Limited Partner's Capital Account balance shall be paid within fifteen (15) days after the end of the Fiscal Period during which the required notice of withdrawal is received by the Partnership.

(b) A Limited Partner who is withdrawing from the Partnership shall be paid at least ninety-five (95%) percent of such Limited Partner's Capital Account balance within fifteen (15) days after the end of the Fiscal Period during which the required notice of withdrawal is received by the Partnership.

(c) The balance of a withdrawing Limited Partner's Capital Account shall be paid as soon as practicable after completion of the applicable interim unaudited financial statements by the Partnership for the June 30th Fiscal Period or the audit of the Partnership with respect to the Fiscal Year.

(d) The General Partner may require any Limited Partner to withdraw from the Partnership if the General Partner considers such withdrawal to be in the best interests of the Partnership or for any other reason. In such event, the General Partner shall give not less than three (3) days' written notice to the Limited Partner specifying the date of withdrawal. As soon as practicable thereafter, the withdrawing Limited Partner shall receive such Limited Partner's Capital Account balance as of the withdrawal date, subject to all appropriate adjustments pursuant to the provisions of this Agreement.

(e) In the event of the death of a Limited Partner, the deceased Limited Partner's interest shall continue at the risk of the Partnership business until the end of the then current Fiscal Year.

(f) All payments under this ARTICLE VII shall be made in cash or marketable securities or both, as the General Partner may in its discretion determine.

ARTICLE VIII

Additional Limited Partners

Section 8.01 Future Issuance of Partnership Interests. The General Partner may admit as of the first day of any Fiscal Period, or at any other time that the General Partner determines as additional Limited Partners ("Additional Limited Partners") persons who contribute cash and/or securities (valued at their full market value as determined by the General Partner) for Partnership Interests ("Capital Contributions"). Any Capital Contribution received within the first five (5) business days of any Fiscal Period will be deemed made as of the beginning of such Fiscal Period. As to any Capital Contribution received more than five (5) business days after the beginning of any Fiscal Period, the General Partner, in its sole discretion, shall have the option to (a) deem such Capital Contribution to have been made as of the beginning of such Fiscal Period, or (b) place such Capital Contribution in an interest bearing account until the next Fiscal Period. If option (b) is selected by the General Partner, any interest earned thereon shall be credited to the Additional Limited Partner's Capital Account. In the event that Additional Limited Partners are admitted pursuant to this Section, the General Partner shall end the prior Fiscal Period on the last day of the prior month and commence a new Fiscal Period on the date of the admission of the Additional Limited Partner and upon such admission, the Partnership interests shall be adjusted and reallocated based upon the Capital Accounts of the respective Partners.

ARTICLE IX

Capital Accounts, Capital Contributions Net Worth Adjustments and Taxable Income and Loss

Section 9.01 Capital Accounts. A Partner's "Capital Account" as of a particular date shall consist of the following:

(a) An amount equal to the Partner's Original Capital Contribution (as hereinafter defined);

(b) The increase, if any, to such account by reason of Additional Capital Contributions;

(c) The decrease, if any, to such account by reason of withdrawals from such Capital Account; and

(d) The increase or decrease, if any, to such account in accordance with the provisions of Section 9.06 below allocated and credited or charged to the Capital Accounts of all Partners.

Section 9.02 Original Capital Contributions. A Partner's "Original Capital Contribution" shall be the amount of the Capital Contribution contributed by the Partner upon such Partner's admission as a Partner.

Section 9.03 Additional Capital Contributions. A Partner shall be permitted, with the consent of the General Partner, to make additional Capital Contributions ("Additional Capital Contributions") to the capital of the Partnership as of the first day of any Fiscal Period or at any other time that the General Partner determines. Any Additional Capital Contributions received within the first five (5) business days after the beginning of a Fiscal Period shall be deemed made as of the beginning of such Fiscal Period. As to any Additional Capital Contribution received more than five (5) business days after the beginning of any Fiscal Period, the General Partner, in its sole discretion, shall have the option to (a) deem such Additional Capital Contribution to have been made as of the beginning of such Fiscal Period, or (b) place such Additional Capital Contribution in an interest bearing account until the next Fiscal Period. If option (b) is selected by the General Partner, any interest earned thereon shall be credited to the Limited Partner's Capital Account.

Section 9.04 Adjustment to Capital Accounts for Withdrawals. The Capital Account of a Partner shall be reduced by the amount of each withdrawal made from such Partner's Capital Account as of the date of such withdrawal. Notwithstanding anything to the contrary contained in the Agreement, in the event a Partner withdraws all of such Partner's Capital Account from the Partnership, the General Partner, in its sole discretion, may make a special allocation to said Partner for Federal income tax purposes of the net capital gains recognized by the Partnership, in the last Fiscal Year in which the Partner participates in the performance of the Partnership, in such manner as will reduce the amount, if any, by which such Partner's Capital Account exceeds the Federal income tax basis of such Limited Partner's Partnership Interest before such allocation.

Section 9.05 Determination of Net Worth. The net worth of the Partnership ("Net Worth") shall be determined on the accrual basis of accounting in accordance with generally accepted accounting principles consistently applied and, further, in accordance with the following:

(a) A determination shall be made on the last day of each Fiscal Year (or Fiscal Period, if required) as to the value of all Partnership assets and as to the amount of liabilities of the Partnership. In making such determination, securities which are listed on a national securities exchange or over-the-counter securities listed on the NASDAQ National Market System, shall be valued at their last sales price on such date, or, if no sales occurred on such date, at the mean between the "bid" and "asked" prices. Securities which are not so listed shall be valued at their last closing "bid" prices if held "long" and at their last closing "asked" prices if sold "short". Securities which have no public market shall be considered at such value as the General Partner may reasonably determine. Investment in partnerships, if any, shall be valued at their last reported value, updated by any interim valuations provided by such partnerships or by any other applicable valuation deemed reasonable by the General Partner. All such valuations shall be made as of the last trading day of the Fiscal Year (or Fiscal Period, as the case may be), and all values assigned to securities by the General Partner pursuant to this Section shall be final and conclusive as to all of the Partners.

(b) There shall be deducted the Basic Fee and properly accruable estimates of expenses for accounting, legal and other administrative services, subject to the Administrative Cap (whether performed therein or to be performed thereafter) and such reserves for contingent liabilities of the Partnership, including estimated expenses, if any, in connection therewith, as the General Partner shall determine; and

(c) The organizational expenses of the Partnership shall be amortized over a period of sixty (60) months or such shorter period as the General Partner shall select and, in computing the Net Worth of the Partnership, organizational expenses, shall be treated as an asset with a value equal to the unamortized amount thereof.

After the foregoing determinations have been made, a further calculation shall be made to determine the increase or decrease in Net Worth of the Partnership during the Fiscal Year (or Fiscal Period, as the case may be) just ended. The term "increase in Net Worth" shall be the excess of Net Worth at the end of any Fiscal Year (or Fiscal Period, as the case may be) over that of the preceding Fiscal Year (or Fiscal Period, as the case may be), after adjusting for interim capital contributions and withdrawals. The term "decrease in Net Worth" shall be the amount by which the Net Worth at the end of the Fiscal Year (or Fiscal Period, as the case may be) is less than the Net Worth of the Partnership as of the end of the preceding Fiscal Year (or Fiscal Period, as the case may be) after adjusting for interim capital contributions and withdrawals.

Section 9.06 Allocation of Increase or Decrease in Net Worth (Net Income).

9.06.01 The General Partner shall have allocated to its Capital Account net income of the Partnership (net increase in Net Worth) equal to twenty (20%) percent of the Partnership net income (on the accrual basis of accounting) ("General Partner Allocation") during each calendar year, in addition to the allocations of the balance of income and profits, or losses, to the General Partner based upon its Capital Account as set forth in Section 9.06.02.

In the event that the Partnership has a loss in any calendar year (net decrease in Net Worth), the income and profits on which the General Partner Allocation is based in subsequent calendar years shall be reduced by an amount equal to the loss until the aggregate reductions equal the amount of the loss.

9.06.02 Any net increase or decrease in Net Worth during any Fiscal Year (or Fiscal Period, as the case may be) shall be allocated as of the end of such Fiscal Year (or Fiscal Period, as the case may be), after allocation to the General Partner of the General Partner Allocation, to the Capital Accounts of all Partners in the proportions which each Partner's Capital Account bore to the sum of the Capital Accounts of all the Partners as of the beginning of such Fiscal Year (or Fiscal Period, as the case may be).

Section 9.07 Allocation for Tax Purposes.

9.07.01 Taxable income, losses and deductions of the Partnership for each year shall accrue to, and be borne by, the parties in proportion to their sharing of net increases or decreases in Net Worth, the allocations of various types of taxable income and losses likewise being as nearly as possible proportionate. The accountants will review for the Partnership the allocations and apportionments as may be appropriate with respect to Partners who are admitted to, or who withdraw from, the Partnership. With respect to transactions the tax consequences of which are reportable in a different taxable year than for financial accounting purposes in the determination of increase or decrease in Net Worth, the tax consequences of such transactions shall be allocated and apportioned to the parties in the same proportion as originally credited or charged to the parties for financial accounting purposes. Such transactions shall include, but not be limited to, unrealized capital gains or losses at the end of a Fiscal Year not reflected for tax purposes until received, paid or realized.

9.07.02 All allocations under this paragraph shall be made pursuant to the principles of Section 704 of the Code and in conformity with Treasury Regulations promulgated thereunder, or the successor provisions to such Section and Regulations.

9.07.03 All matters concerning the allocation of profits, gains and losses among the parties (including the taxes thereon) and accounting procedures not expressly provided for by the terms of this Agreement shall be determined by the General Partner in consultation with the accountants for the Partnership, whose determination shall be final and conclusive as to all of the parties.

Section 9.08 Hot Issues. The General Partner, in his sole and absolute discretion, shall have the authority to cause the Partnership to directly or indirectly participate in offerings of "hot issues" (i.e., offerings that trade above their offering price once secondary market trading begins). In the event that any Partner is a restricted person under the applicable rules of the National Association of Securities Dealers, Inc. ("NASD"), then the Partnership reserves the right to allocate any profits arising from "hot issues" trades away from such restricted Partner to the extent required by the rules of the NASD. To this end, any investment by the Partnership in a "hot issue" shall be made in a separate "hot issues" account. In such event, the General Partner shall be authorized to make an equitable adjustment to Capital Accounts for the fact that non-restricted Partners were receiving profits based in part on the capital of restricted Partners. Such adjustment may, in the sole and absolute discretion of the General Partner, and to the extent not prohibited by rules of the NASD, consist of (i) assessing an interest charge to the Capital Accounts of non-restricted Partners, in favor of the Partnership, in an amount deemed appropriate to compensate the Partnership for the use of capital by non-restricted Partners in connection with hot issue trades; (ii) specially allocating a portion of non-hot issue results of the Partnership from the non-restricted Partners to the restricted Partners; or (iii) such other adjustment as the General Partner considers equitable and is not inconsistent with the rules of the NASD.

ARTICLE X

Transfers of, and Restrictions on Transfers of, Partnership Interests of Limited Partners

Section 10.01 Restrictions on Transfer of Partnership Interests of Limited Partners.

10.01.01 Except for transfers by will or intestate succession, no Limited Partner may offer, sell, transfer, assign, exchange, hypothecate or pledge, or otherwise dispose of or encumber (hereinafter collectively, "Transfer" or "Transferred"), in whole or in part, such Limited Partner's Partnership Interest without the consent of the General Partner, which may be given or withheld in its sole discretion.

10.01.02 No Limited Partner may Transfer, in whole or in part, such Limited Partner's Partnership Interest if such Transfer, would cause the termination of the Partnership for Federal income tax purposes, and any purported Transfer, that would cause the termination of the Partnership for Federal income tax purposes shall be void ab initio. Counsel for the Partnership shall give its written opinion to the General Partner as to whether any contemplated Transfer would cause the termination of the Partnership for Federal income tax purposes and the General Partner shall be entitled to rely conclusively upon such opinion in determining whether such Transfer would cause the termination of the Partnership and whether consent to such disposition should be given.

10.01.03 No Transfer of any Partnership Interest of a Limited Partner may be made unless the General Partner shall have received a written opinion of counsel satisfactory to the General Partner that such proposed Transfer: (i) may be effected without registration of the Partnership Interest being made under the Securities Act of 1933, as amended; and (ii) may be effected without violating any applicable state securities or "Blue Sky" law (including investment suitability standards).

10.01.04 In no event shall the Partnership Interest of a Limited Partner or any portion thereof be Transferred to a minor or incompetent, unless by will or intestate succession.

Section 10.02 <u>Admission of Substitute Limited Partner.</u>

10.02.01 Subject to the provisions of this ARTICLE X, an assignee of the Partnership Interest of a Limited Partner (which shall be understood to include any purchaser, transferee, donee or other recipient of any disposition of such Partnership Interest) shall be deemed admitted to the Partnership as a Limited Partner only upon the satisfactory completion of the following:

(i) consent of the General Partner shall have been given, which consent may be evidenced by a written consent executed by the General Partner or by the execution by the General Partner of an amendment, if required, to the Certificate evidencing the admission of such person as a Limited Partner;

(ii) the assignee shall have accepted and agreed to be bound by the terms and provisions of this Agreement (as it may be amended from time to time) by executing a counterpart hereof and shall have expressly assumed all of the obligations of the assignor hereunder, and shall have executed such other documents or instruments as the General Partner may require in order to effect the admission of such person as a Limited Partner;

(iii) an amendment to the Certificate, if required by Connecticut law, evidencing the admission of such person as a Limited Partner shall have been filed;

(iv) the assignee shall have delivered a letter containing a representation that the assignee's acquisition of the Partnership Interest is made as a principal for the assignee's own account, for investment purposes only and not with a view to the resale or distribution of such Partnership Interest, and that the assignee will not Transfer such Partnership Interest or any fraction thereof to anyone who does not similarly so represent and warrant;

(v) if the assignee is a corporation, the assignee shall have provided to the General Partner evidence satisfactory to counsel for the Partnership of its authority to become a Limited Partner under the terms and provisions of this Agreement;

(vi) the assignee shall have executed a power of attorney containing the terms and provisions set forth in ARTICLE XII;

(vii) the assignee shall have complied with all applicable governmental rules and regulations, if any; and

(viii) the assignee is an Accredited Investor (as such term is defined in Rule 501 promulgated under the Securities Act of 1933, as amended) and completes a questionnaire provided by the General Partner certifying that the assignee is an Accredited Investor.

10.02.02 The General Partner shall cooperate with the person or entity seeking to become a Substitute Limited Partner by preparing the documentation required by this Section 10.02 and making all official filings and publications as promptly as possible after the satisfaction by such person or entity of the conditions in this ARTICLE X to the admission of such person or entity as a Limited Partner of the Partnership. All expenses in connection herewith shall be paid by the person or entity seeking to become a Substitute Limited Partner.

Section 10.03 Rights of Assignee of Partnership Interest.

10.03.01 Subject to the provisions of Section 10.01, and except as required by operation of law, the Partnership shall not be obligated for any purposes whatsoever to recognize the assignment by any Limited Partner of such Limited Partner's Partnership Interest until the Partnership has received notice thereof.

10.03.02 Any person or entity who is the assignee of all or any portion of the Partnership Interest of a Limited Partner, but who has not become a Substitute Limited Partner, and desires to make a further disposition of such Partnership Interest, shall be subject to all the provisions of this ARTICLE X to the same extent and in the same manner as any Limited Partner desiring to make a disposition of his Partnership interest.

10.03.03 If a Limited Partner Transfers all or a portion of such Limited Partner's Partnership Interest, involuntarily, by operation of law or voluntarily, without the consent required by this ARTICLE X, the transferee or assignee shall be entitled only to receive that proportion of Profit and Loss, and any distribution of Partnership assets, attributable to the Partnership Interest acquired by reason of such disposition from and after the effective date of such disposition, and only upon notification of same to the General Partner.

Section 10.04 Effect of Bankruptcy, Death or Incompetence of a Limited Partner. The bankruptcy of a Limited Partner or an adjudication that a Limited Partner is incompetent (which term shall include, but not be limited to, insanity), shall not cause the termination or dissolution of the Partnership and the business of the Partnership shall continue. If a Limited Partner becomes bankrupt, the trustee or receiver of such Limited Partner's estate or, if a Limited Partner dies, such Limited Partner's executor, administrator or trustee, or, if such Limited Partner is adjudicated incompetent, such Limited Partner's committee, guardian or conservator, shall have the rights of such Limited Partner for the purposes of settling or managing such Limited Partner's estate or property and such power as the bankrupt, deceased or incompetent Limited Partner possessed to dispose of all or any part of such Limited Partner's Partnership Interest and to join with any assignee in satisfying conditions precedent to the admission of the assignee as a Substitute Limited Partner. Upon the death of a Limited Partner, the rights and obligations in respect to such Limited Partner's interest are set forth at Section 7.02.

Section 10.05 Attachment by Creditors. If a Partnership Interest is subjected to attachment by a creditor, or is assigned for the benefit of any creditor, the Partnership Interest obtained by such creditor shall be only that of an assignee, and in no event shall such creditor have the rights of a Substitute or Additional Limited Partner.

ARTICLE XI

Representations and Warranties

Section 11.01 Limited Partners. Each Limited Partner represents and warrants to and covenants with the Partnership and every other Partner as follows:

11.01.01 That such Limited Partner will promptly, upon request by the General Partner, provide all financial data, personal information, documents, reports, certifications or other information necessary or appropriate to enable the Partnership to apply for and obtain an exemption from the registration provisions of applicable law and any other information required by governmental agencies having jurisdiction over the Partnership.

11.01.02 That there is no misrepresentation contained in the Subscriber Questionnaire completed by such Limited Partner.

11.01.03 If such Limited Partner is a corporation, trust, partnership or other entity, that the officer, trustee, partner or other party, as applicable, signing on its behalf has been duly authorized to execute and deliver this Agreement and the Certificate.

Section 11.02 **General Partner.** The General Partner hereby represents and warrants to the Partnership and to the Limited Partners as follows:

11.02.01 That no commitments or obligations that would bind the Partnership have been entered into except as disclosed in the Memorandum.

11.02.02 That to the best of the General Partner's knowledge, no material default by the General Partner or the Partnership (or event which, with the giving of notice or the passage of time or both, would constitute a default) has occurred under any agreement affecting the Partnership or its assets.

11.02.03 That the General Partner has no actual knowledge of any claim, litigation, investigation, legal action or other proceeding in regard to liens affecting the Partnership or its assets; and that to the best of the General Partner's knowledge, no such claim, litigation, investigation, legal action or other proceeding is threatened before any court, commission, administrative body or other authority.

ARTICLE XII

Special Power of Attorney

Section 12.01 **Execution and Content.** At the request of the General Partner, each Limited Partner shall execute and deliver to the General Partner a Special Power of Attorney, in the form prescribed by the General Partner, pursuant to which the General Partner and its successors as General Partner (hereinafter referred to as "Special Attorney"), are constituted and appointed as the attorneys-in-fact for such Limited Partner with power and authority to act in such Limited Partner's name and on such Limited Partner's behalf to execute, acknowledge, swear to and file documents necessary or appropriate to the conduct of Partnership business, which will include, but not be limited to, the following:

12.01.01 The Certificate and this Agreement, as well as amendments thereto as required by the laws of any state.

12.01.02 Any other certificates, instruments and documents, including fictitious name certificates, as may be required by, or may be appropriate under, the laws of any state.

12.01.03 Any documents that may be required to effect the continuation of the Partnership, the admission of an Additional or Substitute Limited Partner, the withdrawal of a Limited Partner, or the dissolution and termination of the Partnership, provided such continuation, admission or dissolution and termination are in accordance with the terms of the Certificate and this Agreement.

Section 12.02 Procedural Aspects. The power of attorney to be granted by each Limited Partner to the Special Attorney:

12.02.01 Is a Special Power of Attorney, coupled with an interest, and is accordingly irrevocable.

12.02.02 May be exercised by the Special Attorney for each Limited Partner by listing all of the Limited Partners executing any instrument with a single signature of such Special Attorney acting as attorney-in-fact for all of them.

12.02.03 Shall survive the delivery of an assignment by a Limited Partner of the whole or any portion of such Limited Partner's Partnership Interest; except that where the assignee has been approved in accordance with the provisions of this Agreement for admission to the Partnership as a Substitute Limited Partner, the Special Power of Attorney shall survive the delivery of such assignment for the sole purpose of enabling the Special Attorney to execute, acknowledge and file any instrument necessary to effect such substitution.

ARTICLE XIII

Dissolution and Liquidation

Section 13.01 Dissolution. The Partnership shall be dissolved upon the earliest to occur of:

(a) The expiration of its term on December 31, 2044;

(b) The retirement, withdrawal or Involuntary Withdrawal of the General Partner or any other event that results in such entity or person ceasing to be a General Partner unless the remaining Limited Partners agree in writing, within ninety (90) days after such event, to continue the Partnership with an existing or substitute qualified General Partner pursuant to and in accordance with the terms and conditions set forth in ARTICLE IV hereof;

(c) An election to dissolve the Partnership made in writing by all Partners; or

(d) The distribution, pursuant to this Agreement, of the proceeds of the sale, exchange or other disposition of all or substantially all of the assets of the Partnership.

Section 13.02 Liquidation. Upon the dissolution of the Partnership, the Liquidators, namely (1) the General Partner or, if there is no remaining General Partner, (2) (a) the person or persons previously designated by the General Partner in a duly acknowledged written instrument or (b) if the General Partner has not made such a designation, the person or persons designated by Limited Partners owning a majority in interest of the Capital Accounts of all the Limited Partners, shall cause the cancellation of the Certificate of Limited Partnership, liquidate the assets of the Partnership, establish reserves for contingent liabilities and expenses of liquidation, apply and distribute the proceeds of such liquidation in the order of priority set forth herein and in the then existing CTULPA, and shall take all other steps necessary to wind up the affairs of the Partnership as promptly as practicable. To the extent reasonable, the business of the Partnership may continue to be conducted until liquidation is complete. For purposes hereof, the term "Liquidators" shall also include the trustees, receivers or other persons required by law to wind up the affairs of the Partnership. The Liquidators shall be entitled to the same indemnity and limitation of liability protection that is provided by the Partnership and Partners to the General Partner and to others performing services on behalf of the Partnership.

Section 13.03 Distribution in Kind. Notwithstanding the provisions of Section 13.02 hereof, if on dissolution of the Partnership the Liquidators shall determine that an immediate sale of part or all of the Partnership's assets would be impractical or would cause undue loss to the Partners, the Liquidators may, in their absolute discretion, either defer for a reasonable time the liquidation of any assets except those necessary to satisfy liabilities of the Partnership (other than those to Partners) or distribute to the Partners, in lieu of cash, as tenants in common and in proportion to their respective interests in the Partnership, undivided interests in such Partnership assets as the Liquidators deem not suitable for liquidation.

Section 13.04 Final Statement. As soon as practicable after the dissolution of the Partnership, a final statement of its assets and liabilities shall be prepared by the accountants for the Partnership and furnished to the Partners.

ARTICLE XIV

General Provisions

Section 14.01 Address and Notices. The address of each Partner for all purposes shall be the address set forth on the signature page of this Agreement or such other address of which the General Partner has received written notice. Any notice, demand or request required or permitted to be given or made hereunder shall be in writing and shall be deemed given or made when delivered in person or when sent to such Partner at such address by registered or certified mail, return receipt requested.

Section 14.02 Titles and Captions. All Article and Section titles and captions in this Agreement are for convenience only. They shall not be deemed part of this Agreement and in no way define, limit, extend or describe the scope or intent of any provisions hereof.

Section 14.03 Pronouns and Plurals. Whenever the context may require, any pronoun used herein shall include the corresponding masculine, feminine or neuter forms. The singular form of nouns, pronouns and verbs shall include the plural and vice versa.

Section 14.04 Further Action. The parties shall execute and deliver all documents, provide all information and take or forbear from taking all such action as may be necessary or appropriate to achieve the purposes set forth in this Agreement.

Section 14.05 Applicable Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Connecticut.

Section 14.06 Forum. Any action or proceeding hereunder must be commenced and prosecuted in the Superior Court of the State of Connecticut, Fairfield County.

Section 14.07 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives and assigns.

Section 14.08 Integration. This Agreement constitutes the entire agreement among the parties pertaining to the subject matter hereof, and supersedes all prior agreements and understandings pertaining thereto. No covenant, representation or condition not expressed in this Agreement shall affect or be deemed to interpret, change or restrict the express provisions hereof.

Section 14.09 Amendment. Except as otherwise expressly provided herein, this Agreement may be modified or amended only with the written approval of all Partners.

Section 14.10 Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Partnership.

Section 14.11 Waiver by Partner.

14.11.01 Any Partner by notice to the General Partner may, but shall be under no obligation to, waive any of his or its rights or any conditions to his or its obligations hereunder, or any duty, obligation or covenant of any other Partner.

14.11.02 No such waiver shall affect or alter the remainder of this Agreement, but each and every covenant, agreement, term and condition hereof shall continue in full force and effect with respect to any other than existing or subsequent breach.

Section 14.12 Rights and Remedies.

14.12.01 The rights and remedies of any of the Partners hereunder shall not be mutually exclusive, and the implementation of one or more of the provisions of this Agreement shall not preclude the implementation of any other provision.

14.12.02 Each of the Partners confirms that damages at law may be an inadequate remedy for a breach or threatened breach of any provision hereof. The respective rights and obligations hereunder shall be enforceable by specific performance, injunction or other equitable remedy but nothing herein contained is intended to or shall limit or affect any rights at law or by statute or otherwise of any Partner aggrieved as against the other Partners for a breach or threatened breach of any provision hereof, it being the intention of this paragraph to make clear that the respective rights and obligations of the Partners hereunder shall be enforceable in equity as well as at law or otherwise.

Section 14.13 Counterparts. This Agreement may be executed in counterparts, all of which taken together shall constitute one agreement binding on all parties, notwithstanding that all the parties are not signatories to the original or the same counterpart. Each party shall become bound by the Agreement immediately upon affixing his or its signature hereto, independently of the signature of any other party.

Section 14.14 Waiver of Partition. Each Partner hereby waives any right to partition of the Partnership property.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first above written.

GENERAL PARTNER:

LANCER MANAGEMENT GROUP II, LLC

By: /s/ Michael Lauer
MICHAEL LAUER, Manager

INITIAL LIMITED PARTNER:

/s/ Robert G. Leonard
ROBERT G. LEONARD

11556-00002/631158.1

The Lancer Group

Through a fusion of strong qualitative and quantitative analytical disciplines we endeavor to generate significantly above average capital returns, while exposing the portfolio to a manageable risk profile.

The Lancer Group

THE FUNDS' OBJECTIVE:

The Lancer Group seeks to attract qualified individuals and institutions, whose investment philosophy is compatible with that of the investment manager. In a nutshell, Lancer adds value by targeting investment opportunities which fly below the radar screens of the larger institutionally-oriented and often objective conflicted research entities. We focus nearly exclusively on the market pricing vs. the intrinsic value divergence resident in the secondary equity markets. Through a fusion of strong qualitative and quantitative analytical disciplines, we endeavor to generate significantly above average capital returns, while exposing the portfolio to a manageable risk profile. Our emphasis is on capital gains rather than income, thus striving for absolute returns, not U.S. benchmarks.

In addition to the domestic partnership (Lancer Partners, L.P.) and the offshore vehicle (Lancer Offshore, Inc.), the organization manages specialty funds whose focus includes, among others: late stage private equity, bridge financing, and IPO's.

INVESTMENT PHILOSOPHY:

The Lancer Funds are the quintessential bottom-up value seekers among the secondary equity universe. Our style is characterized by a strong contrarian bias and a cardinal emphasis on anticipatory timing. Before any stock is added to the portfolios, Lancer's original in-house research would have judged the target investment to be misappraised by the market, with the intrinsic value (or private market value) of the enterprise significantly above the prevailing market price. Accumulating securities well below intrinsic value, coupled with an identified and timed upside revaluation catalyst, also serves as a consistent downside safety net for our portfolios.

The investment manager believes that he customarily holds a competitive research advantage vis-à-vis the investment community on the securities of interest. Consequently, Lancer's reliance on Wall Street research sources is minimal.

In addition to focusing on neglected securities in which the institutional ownership is always significantly under represented, we also frequently target "fallen angels".

Severe valuation dips caused by what is determined to be a transitional problem often presents timely accumulation opportunities. Thus, we will buy into bad news (at an opportune price), if we believe that the strong underlying dynamics of the target company remain intact. It is our experience that for the Street's "orphans" and "fallen angels," any positive surprise and/or greater visibility among the investment community do wonders to the supply/demand dynamic for the common stock.

LANCER'S INVESTMENT PRECEPTS:

Gain competitive information advantage vis-à-vis the Street. This is made possible primarily by focusing on the secondary equity universe, which holds little interest to the institutionally-oriented and often objective conflicted research houses. However, the "fallen angels" (usually larger cap, formerly Street favored stocks) and other investment community pariahs also represent a potential harvest of mis-appraised values.

Thorough comprehension of holdings. We invest only within the industries where we have a firm understanding of the underlying dynamics. Moreover, the investment manager must retain an unencumbered and direct access to the senior executives of the companies in which the Funds hold or consider investments. We believe that the best information intelligence also represents the supreme hedge against risk.

Select solid businesses in stable markets. The Funds focus on companies with a solid franchise in often niche markets and avoid commodity product exposure. We prefer not to label our holdings as either predominantly value or growth oriented, inasmuch as both may often apply. We do however look for strong positions in industries that preferably offer some organic growth potential, but are not at risk of being overwhelmed by supply redundancy due to over investment. The Funds have historically also found success in mature and non-growth industries where the consolidation of participants was the predominant valuation driver.

Buying well below intrinsic value. This not only provides a solid upward revaluation-launching platform, but also furnishes a safety net against significant portfolio risk. Our valuation disciplines focus on: the net current asset values, private market and LBO values, as well as liquidation analysis. More conventional valuation gauges also apply and include: ratios of price-to-cash flow, book value, working capital, revenues, normalized earnings etc. It should be noted that when targeted for accumulation, the stocks of interest are usually at fractions of their past peak price.

Focus on cash generating (not consuming) companies. Although we may compromise on a less than pristine balance sheet, the cash flow prognosis is usually on the upswing. A convalescing balance sheet often presages a rebound in earnings. Moreover, we like share repurchasing companies that can easily support the buyback, while creating long term earnings per share accretion for its owners. A reasonable balance sheet also diminishes the risk of a depressed stock having to access the secondary equity markets on highly dilutive terms to existing shareholders.

A stock catalyst emphasis is cardinal to our approach. The equity revaluation facilitator could be concealed in a recent corporate event (restructuring, acquisition, divestiture), a deficit to earnings transition, large contract awards, a company's successful market transformation, etc. Moreover, we find that a thorough balance sheet and cash flow analysis often yield telltale markers of impending earnings resurgence. Our holdings usually constitute an attractive investment for their own industry's peers; hence they frequently become acquisition targets.

Our preference is for competent and shareholder value oriented management. However, when appropriate, Lancer may exercise internal and external influence in the interest of its holdings.

The Funds will overweigh in high conviction situations. Concentration (rather than diversification) of holdings is critical to superior and market non-correlated performance. When the investment manager has a high conviction level in any particular idea, that holding will be over-represented in the portfolio. Excessive diversification tends to detract from superior performance, as it becomes a proxy for the overall market.

The Funds avoid "concept" or momentum stocks, which often thrive on "greater fool" dynamics, and plunge into a near bottomless valuation pit once the "concept" is dented or momentum dissipates. We also eschew exotic investment vehicles and derivatives.

The Funds engage in short selling, but only of thoroughly researched "event-driven" situations, not just random "expensive" stocks. It should be understood that our objective in short-selling activities is the same as our long holding: absolute profit generation.

We are not market timers. The empirical evidence strongly supports the general futility of forecasting the stock market's manic-depressive vicissitudes. We focus our energies and research resources on specific investment ideas, which we believe, possess enough of an internal propellant so as to appreciate in stock price even in an otherwise uncooperative stock market environment. Consequently, we tend to be fully invested in our portfolios at all times.

THE FOLLOWING Q&A FORMAT COMMENTARY IS DESIGNED TO FURTHER ELUCIDATE ON THE FUNDS' INVESTMENT OBJECTIVES AND STRATEGY.

1

In a brief outline, what are the essential elements of Lancer's investment approach?

In a nutshell, to deliver on our mandate of *optimizing market non-correlated returns, while maintaining a manageable risk profile,* we try to maximize the probabilities of success by searching for meaningful *pricing inefficiencies.* The elements that are instrumental include: all *original bottom-up* research within the idea-prodigious *small and mid-cap* universe, risk-diminishing and return-enhancing *value* orientation, and as *event-driven* and high *concentration* positioning.

The original research and bottom-up approach focus on fundamentally driven ideas. This increases probabilities of discovering pricing inefficiencies, as few of our target holding are likely to be extensively followed by the investment community. Our typical position has a significantly less than average institutional ownership. Dwelling within the small to mid-cap universe also allows us access to a nearly infinite source of investment ideas, even if the selections are restricted to American companies only. Our value emphasis not only maximizes profit potential, but also constitutes the single most effective hedge against a significant decline in the stock. We endeavor to accumulate our positions below intrinsic/private market values with the M&A/LBO valuation models most frequently deployed in the decision making process. Very importantly, our holdings are deemed to be event, or catalyst driven. Thus if successful, returns generated are not only superior but also more often immediate and market *non-correlated.* Anticipatory (pre-event) positioning is essential as we often look for restructuring candidates, earnings turnarounds, industry consolidations, transitions from development to vigorous growth stages, divestitures, significant new contracts, etc. A high level of concentration in the portfolio is a must for meeting our objectives. Usually 12 to 15 positions represent 75% plus of the portfolio's value. Concentration allows each position to make a significant impact on the portfolio. Also, it is certainly easier to find truly worthy stocks and we are more likely to be the "best informed" outsider (competitive edge needed to invest with a high degree of conviction) on the position. It should be noted that our industry exposure is quite diverse, as this reduces macro-economic risk and enlarges the pool of potential investments.

2

What are the investment managers' annual portfolio performance expectations?

Other than striving for *optimal* and market *non-correlated* performance, we hold no preconceived or specifically quantified portfolio targets. In our opinion, a conscious aiming at what might be viewed as a reasonable performance target (say 20% annual gain) would tend to detract from the optimal portfolio potential that opportunities allowing, in any given year could be significantly higher. Our definition of optimal is rather qualitative in nature and secondarily reflective of the prevailing market realities. Therefore, perhaps a 15% portfolio appreciation amidst a bruising market decline of more than 20% would be judged as quite satisfying and optimal. However, we would deem a 50% portfolio advance in a concurrently and comparably robust market environment as that of offering minimal value-added and thus a disappointment. *It is important that our investment decisions remain bottom-up researched and specific stock event driven.* In specific stock selection strategy, the manager must "aim high to reach high." *We will not assume a significant long position unless we believe the upside reward is at least 100% within 12 to 18 months.* This we have found historically to be the best recipe for optimal, market non-correlated performance.

In our judgment, it is a safe generalization to suggest that the self-preservation instincts that power the professional investment community's eagerness to conform to the business media's constantly reinforced standards of excellence, in fact promote performance mediocrity that is significantly less than optimal. This often means that over-diversification in an attempt to minimize downside risk and lessen the portfolio's volatility is *de rigueur*, even if it significantly dilutes portfolios appreciation potential. Burdened by the portfolio transparency requirements, general stock selection strategies also tend to focus on the usually overvalued blue-chip high quality growth companies, rather than *inefficiently priced value stocks.* Although this certainly minimizes distracting justifications of potentially controversial positions, it also significantly degrades the portfolios' risk-reward profile, as was evidenced in the recent past. In a nutshell, the professional investment community is structured such that it is more willing to fail (in portfolio performance terms) in a conventional fashion, rather than to succeed unconventionally.

3

What accounts for the Lancer portfolios' historical market non-correlated performance?

In our opinion, one of the most significant value-added characteristics of money management is the ability to deliver *above average*, market *non-correlated absolute* returns. To that end we find that focus on event-driven stocks in the context of a highly *concentrated portfolio* are the key elements to success. By definition, an event-driven position must possess a sufficient *internal dynamic* that could significantly re-value the underlying equity, regardless of the market's general direction.

4

Given the prominence of a revaluation catalyst to the investment strategy, what are some examples of these agents of change.

A preferred catalyst is one that cannot be extrapolated from prior events, and consequently acts as a potent *investor perception modifier* once it is recognized. Therefore we look for a surprise event that will significantly alter the perceptions of the company's prospects and thus skew the supply demand equation for the stock in favor of our position.

A common catalyst used by momentum strategists (from which we abstain) is accelerating earnings growth. We find that a significantly more vigorous revaluation driver is a *deficit to profitability* swing of the underlying company. Likewise, a company redefining major contracts, corporate restructuring (that optimize or reveal earnings potential and/or enhance PE's), product breakthroughs, business alliances, significant corporate developments, etc. would also be of interest. In our "fallen angel" strategy, frequently the more severe the recent problems, the less it takes to convert the investment community. For example, a banishment of a potentially threatening event (such as bankruptcy) that weighed heavily on the stock, would likely present a compelling opportunity as the stock recoils from the preceding declines.

5

Is not Lancer's strategy of high concentration particularly prone to portfolio volatility?

Deliberate volatility minimization strategies dramatically diminish the possibilities of significant outperformance. In our view, it is a fair trade to suffer through an occasional month of consolidation, particularly if it follows and/or precedes months of significant advances. Consider that in 1996 Lancer funds posted gains of over 130%, while registering three down months during the year (suggesting a reasonable consolidation after several months of strong gains). It is indeed a pity that the industry's "conventional" wisdom has effectively "tyrannized" often-talented managers into performance conformity. The myth of diversity as a risk abating strategy is nonsense in our opinion. Excessive *diversification is just a hedge against ignorance of one's holdings and not a safety net for risk*, and thus the emphasis on diversification inevitably condemns the portfolio to a life of mediocrity.

6

Do the Funds maintain any particular industry bias?

Unlike our portfolio individual stock concentration that is highly focused, our industry exposure tends toward eclectic and diversified. It is however always a function of the bottom-up stock selection exercise that eventually settles the portfolio in various industry groups, rather than a top-down sector allocation decision. Although at times, as a by-product of the bottom up approach there may appear a bias towards certain groups, it should be viewed only as a secondary indication of investment merits for the given sector.

7

How important is financial leverage to Lancer's strategy?

The application of financial leverage is *minimal*, and when used, it is done only on a highly opportunistic and time-abridged basis (as in anticipation of an imminent event). In our view, a significant margin exposure in any strategy, particularly one focused on a less than superbly liquid universe of stocks, is potentially dangerous and not a necessary prerequisite for superior long-term returns.

8

What is the strategy's most significant risk factor?

Given the high level of concentration in the secondary stock universe, *liquidity* has to be viewed as the most imposing risk factor. It is for this reason that the *exit strategy* from each position has to be clearly identified before the investment is committed. Historically, the single most effective exit strategy has been the ability to acquire a large block (often controlling) of a target company's stock, at prices well *below the private market value* of the enterprise and divest when it gravitates to its "fair" value. Hopefully, the latter being closer to double the former. Also, at approximately the fair value, the trading liquidity tends to improve significantly.

Buying below intrinsic value also reduces the potential of a severe decline from our cost basis level, while enhancing the probabilities of an extraordinary transaction (acquisition, merger, restructuring, etc.) that would act as a catalyst to upside revaluation. It should be noted that liquidity is a key risk for any equity strategy, particularly one that is institutionally favored (over-owned) and hence vulnerable to the "abandoning ship" syndrome, in case of even a minor disappointment.

9

Why the focus on small and mid-caps, given their lack of institutional appeal?
An essential ingredient to long-term significant market out-performance is a *near-limitless universe of potential investment ideas,* which is also likely to be subjected to the *highest probabilities of pricing inefficiencies.* We consistently find both of these elements among the small and mid-cap universe. Consider that out of the approximately 10,000 publicly traded companies in the U.S., roughly only the top 500 stocks receive consistent, institutional research departments' scrutiny. Further, inherent conflicts reside between the sell-side research and their client that lead to highly biased recommendations which favor the fashionable and the very liquid (easier to generate meaningful commissions), often without serious valuation considerations.

The institutionalization of the marketplace throughout the 1990's resulted in an ever-greater emphasis on large-cap investing (particularly growth at any price), creating an even more compelling value divergence between the large companies and the secondary stocks. Thus when it comes to achieving our stated goal of significant market out-performance with minimal correlation, the *"off the beaten path"* focus works better for us.

10

Given that Lancer is both a long and short fund, what is the short-selling strategy?
It is important to emphasize that although the Funds' positions are both long and short, it is *not* hedged as the term "hedge" fund implies. We perceive our mandate as optimizing the portfolio's absolute returns, thus we short only when we believe profit can be generated. Given that the short-selling loss potential is theoretically infinite, the importance of a revaluation *catalyst,* as well as the position's *timing* is even more critical than on the long side.

A typical short-selling target is a *high expectation*, heavily institutionally owned stock, with abundant trading liquidity (mistakes must be covered swiftly with minimum damage), perception of which is about to undergo a significant deterioration. We essentially *make a bet against the Street's judgment*, consensus opinion of which sets the prevailing price of the stock. When we espy a misperception, coupled with an identified and timed catalyst, we pull the trigger. It is essentially a *trading strategy* with a maximum time horizon of less than one month, using stop-loss orders to minimize risk.

11

Do the Funds participate in private equity opportunities?

Both Lancer Offshore and the domestic partnership are at the present *public* equity funds with positions valued daily on the domestic exchanges. Our specialty funds, however, in addition to our regular strategies also participates in the "late stage private equity", IPO and bridge financings opportunities. To date, these strategies have also proven lucrative, but clearly should be viewed as potentially more volatile.

12

What has been Lancer's severest monthly decline?

As our investment strategies seek positions with an average 12 to 18 month investment horizon, we are not particularly concerned with the monthly performance. Indeed, after posting significant advances, it is not only likely, but also highly desirable for a concentrated portfolio to consolidate. Over the past 104 months (through August 2001), the domestic fund has averaged less than one deficit month per quarter, with the steepest decline of approximately 6%. However, the largest monthly gain was in excess of 40% (January of 1994). If, as we would prefer, one looks at longer-term horizons, the record reveals only two down quarters in nearly nine years and no annual drawdowns.

13

Is *technical analysis* used in stock selection?

Philosophically we are "fundamentalists", inclined towards value investing. However, some position establishing *timing* benefits could be very real with the technical approach, particularly in the short-selling strategies. Although we would never assume a core position solely because of a favorable stock chart pattern, if the technical analysis supports the fundamental merits, then we would view it as reassuring.

14

Why is the investment manager reluctant to disclose the portfolio's active holdings?
Experience has taught us that disclosing our "active" positions did absolutely nothing to deliver on our mandate, and in-fact on several occasions clearly detracted from it, as outsiders tried to "coat-tail" our ideas. Our *original in-house research* is the only value-added we possess. Thus when third parties compete as buyers for our target investments, it directly inflates Lancer's cost of entry, reducing the capital gains potential. We are embarrassed to admit that our initial (read as years ago) compliant subordination to the issue of excessive "transparency" cost us money.

Those who believe that time is money (count us in), will also appreciate that revealing our positions often led to *"qualitative" scrutiny* of our holdings. The no doubt well-intentioned interrogators on occasion suggested that some of our investments were not necessarily in great companies, an observation with which we concur. However, *the investment world reality is that the truly significant and market non-correlated capital gains come from holdings in inefficiently priced stocks, which may not necessarily be great companies.* The companies generally acclaimed as "great", are almost as a rule over-owned, over-hyped, over-priced and thus very valuation-vulnerable to the slightest fundamental disappointment. Conversely, a company whose equity valuation is hinting at a potential bankruptcy (with the stock often down by three-quarters or more from its high), but which in reality is just a mediocre entity with intrinsic/private value significantly above our entry point, when coupled with an identified and timed revaluation catalyst, is much more likely to be a component of Lancer's portfolio than say Cisco, Lucent, Intel or the like.

Our concern is not for the investment judgment behind each holding but rather for the *wasted time* in balancing the patient rationalizing of our positions against the risk of appearing discourteous or defensive for choosing not to entertain the query. It should be noted that once the Funds divest or cover (on the short-side) a position, in most cases we would list the stocks by name in our subsequent correspondences. It goes without saying that our prime broker, administrator (in case of offshore funds) and auditors have complete and continuous access to our holdings.

About the Investment Manager:

Michael Lauer, the president of The Lancer Group, began his investment career with Oppenheimer & Co. in 1980 as a technology analyst. His other professional affiliations include: Cyrus J. Lawrence and Kidder Peabody (both as senior diversified technology and defense electronics analyst). Mr. Lauer became a portfolio manager in 1993. On numerous occasions, the annual Greenwich Associates survey of sell-side analysts distinguished Mr. Lauer as the premier source for stock purchase recommendations in his discipline of industry coverage. Likewise, Mr. Lauer was selected to the Institutional Investor's All Star analyst team for seven consecutive years. The Wall Street Journal's first ever survey also rated Mr. Lauer among the top three analysts in his group. Mr. Lauer holds a BA degree in International Relations and a MBA in Finance.

Mr. Lauer is supported by a team of three experienced analysts and three traders, as well as administrative staff. For more information please contact us.

REQUEST OF BOOKS AND RECORDS

1. Audited financial statements with complete notes for Lancer Partners, Limited Partnership as of 12/31/01. If audit has not been completed, draft of audited financial statements.

2. Management's financial statements for Lancer Partners, Limited Partnership and Lancer Offshore, Inc. (collectively, the "Lancer Funds") as of 12/31/02.

3. Trial balances for Lancer Funds (showing general ledger balances and account descriptions) for 9/30/01, 12/31/01, 3/31/02, 6/30/02, 9/30/02, 11/30/02, 12/31/02, 1/31/03 and present date 2003 and the fiscal periods then ended and for LSPV, LLC and other subsequent redemption vehicles (collectively, "LSPV") as of 1/31/03 and present date 2003. (In other words, trial balance should include both balance sheet and revenue and expense accounts.)

4. General ledger detail reports for Lancer Funds (showing all transactions in all trial balance accounts) for 9/30/01, 12/31/01, 3/31/02, 6/30/02, 9/30/02, 11/30/02, 12/31/02, 1/31/03 and present date 2003 and for LSPV as of 1/31/03 and present dated 2003.

5. Management's listing and certification of any outstanding commitments not reflected on the financial statements or in the trial balance.

6. List of portfolio holdings for Lancer Funds as of 9/30/01, 12/31/01, 11/30/02, 12/31/02, 1/31/03 and present date 2003 and for LSPV as of 1/31/03 and present date 2003 showing shares owned, custody location, date purchased, cost per share, total cost, management's fair value per share and total fair value (they never actually gave us this info. – we had to take notes).

7. Detail custodian statements for Lancer Funds certified by custodian as being true and accurate, listing all position detail as of 9/30/01, 12/31/01, 3/31/02, 6/30/02, 9/30/02, 11/30/02, 12/31/02, 1/31/03 and present date 2003, and for LSPV for 1/31/03 and present date 2003 indicating those positions custodied at Bank of America and those custodied elsewhere.

8. For those positions of Lancer Funds and LSPV not custodied at Bank of America, listing of where the security is custodied. Also, contact for investee company's transfer agent and authorization to confirm securities and purchase documents for such securities fully describing securities, seller, any restrictions on future sale, and other relevant factors.

9. Transaction detail of all purchases and sales of securities from 12/31/01 to 12/31/02 for Lancer Funds and from 1/1/03 to present date for Lancer Funds and LSPV, indicating security, shares, purchase and sale price, trade confirmations of such activity. Schedule indicating activity in the fund's securities accounts for the year ended 12/31/02 and from 1/1/03 to present date for Lancer Funds and LSPV. (This could just be a printout from the transaction detail for the fund's general ledger.)

10. Transaction detail of all transactions recorded in the fund's cash account for the year ended 12/31/02 for Lancer Funds and from 1/1/03 to present for Lancer Funds and LSPV. Bank statements and reconciliations for 9/30/01, 12/31/01, 6/30/02, 12/31/02, 1/31/03 and present date 2003 for Lancer Funds and for 1/31/03 and present date 2003 for LSPV.

11. Transaction detail of all transactions recorded in the fund's borrowing account with Bank of America for the year ended 12/31/02 for Lancer Funds and from 1/1/03 to present date for Lancer Funds and LSPV.

12. Detail listing and description of all transactions between the fund and related parties, including but not limited to Lancer Offshore and Michael Lauer, for the year ended 12/31/02 for Lancer Funds and from 1/1/03 to present for Lancer Funds and LSPV.

13. Management's correspondence and memos documenting its determination of fair value.

14. Shareholder/partner subscription and redemption activity for 12/31/2000 to 12/31/02 for Lancer Funds and 1/01/03 to present for Lancer Funds and LSPV (including expected activity for 2003 based on received redemption requests or subscription agreements).

15. Report of asset transfer to LSPV (the special purpose vehicle to handle redemptions) effective 1/2/03 and 4/1/03 (for redemptions from Lancer Offshsore, Inc.

16. Cash and position reconciliation reports between Lancer and prime brokers for Lancer Funds for 9/30/01, 12/31/01, 3/31/02, 6/30/02, 9/30/02, 11/30/02, 12/31/02, 1/31/03 and present date 2003 and for LSPV for 1/31/03 and present date 2003.

17. Schedule of fees paid or performance fee allocations (amount and date) to Lancer Management and/or any other affiliates by Lancer Funds and LSPV for year ended 12/31/01, 12/31/02 and present date 2003.

18. Contractual agreements for any deferred compensation arrangements for Lancer employees or principals, with corresponding schedule of amounts accrued and amounts paid.

19. Copies for all filings made with the Securities and Exchange Commission by Lancer Management, Lancer Funds, LSPV and/or its affiliates or affiliated persons.

20. Correspondence and memoranda from any external service provider relative to fair value of portfolio companies.

No. X05-CV 030193616 S

MORGAN STANLEY ALTERNATIVE INVESTMENT PARTNERS LP, Plaintiff,	SUPERIOR COURT
- against -	COMPLEX LITIGATION DOCKET AT STAMFORD
LANCER PARTNERS, LP, and LANCER MANAGEMENT GROUP II, LLC, Defendants.	APRIL 14, 2003

REPLY MEMORANDUM IN SUPPORT OF MOTION FOR TEMPORARY MANDAMUS

Plaintiff Morgan Stanley Alternative Investment Partners LP ("AIP") submits this memorandum in further support of its motion for temporary mandamus. AIP seeks an order granting it access to the books and records of defendant Lancer Partners, LP (the "Lancer Fund"), a Connecticut limited partnership in which AIP invested as a limited partner.

AIP has a clear right under the Connecticut Uniform Limited Partnership Act to inspect the books and records of the Lancer Fund and to obtain full information concerning the Lancer Fund's business and financial condition. AIP has been seeking this information since October 2002, and only filed this action when it became clear that the Lancer Fund and its general partner, defendant Lancer Management Group II, LLC ("Lancer"), would not comply with their obligations to AIP in the absence of a court order.

Defendants' characterization of the present motion as a "fishing expedition" for ulterior purposes is belied by the facts. AIP seeks only the information to which it is entitled and will not use information about the Lancer Fund for any purpose other than to understand and evaluate its interest in the Lancer Fund as a limited partner. Accordingly, AIP was willing to, and did, enter into a confidentiality agreement with Lancer to this effect in January 2003, a fact which defendants' memorandum completely ignores. See Affidavit of Brian Erickson, sworn to April 10, 2003 ("Erickson Aff.") at ¶ 4 and Ex. A thereto. Defendants further fail to mention that in January 2003 they provided AIP with a list of the Lancer Fund's holdings – the very information defendants now say is too sensitive to be produced. Id. at ¶ 5.

This action became necessary in part because the initial information that Lancer produced could not be verified, and further access was then denied. Thus, this action is not about AIP's intent, but about the availability of statutory rights to ensure the integrity of Lancer's records. The Court should put a stop to defendants' dilatory tactics and order immediate and complete access to the books and records of the Lancer Fund.

I. THE COURT SHOULD GRANT AIP'S REQUEST FOR TEMPORARY MANDAMUS COMPELLING ACCESS TO THE BOOKS AND RECORDS OF THE LANCER FUND

To obtain a writ of mandamus, a party must establish (1) that the plaintiff has a clear legal right to the performance of a duty by the defendant; (2) that the defendant has no discretion with respect to the performance of that duty; and (3) that the plaintiff has no adequate remedy at law. See Hennessey v. City of Bridgeport, 213 Conn. 656, 659, 569 A.2d 1122 (1990). AIP easily meets the standard for issuance of the writ.

A. Connecticut General Statutes Section 34-18 Provides a Clear Legal Right of Access to the Books and Records of the Lancer Fund.

The Connecticut Uniform Limited Partnership Act, General Statutes Section 34-18, states that each limited partner of a limited partnership is entitled to:

> (2) Obtain from the general partners from time to time on reasonable demand (i) true and full information regarding the state of the business and financial condition of the limited partnership, (ii) promptly after becoming available, a copy of the limited partnership's federal, state and local income tax returns for each year and (iii) other information regarding the affairs of the limited partnership as is just and reasonable.

A limited partner is also entitled to "[i]nspect and copy" the specific records that Section 34-13(c) requires the general partner to maintain. See Conn. G. S. § 34-18(1).

A limited partner may enforce the rights set forth in Section 34-18 through a writ of mandamus. In Piemi v. Terrace Realty Assocs., 2003 Conn. Super. LEXIS 223 (J.D. Stamford Jan. 21, 2003) (attached), the Stamford Superior Court issued a writ of mandamus to provide a limited partner with access to books and records of the partnership, noting that "General Statutes § 34-18 outlines the rights of a limited partner" and access to the material referred to in the statute constitutes a "clear legal right" of the limited partner. Id. at *3, *5. Thus, notwithstanding defendants' suggestion that the corporate cases cited by plaintiff should be distinguished (Defs.' Br. at 19-20), writs of mandamus are available to limited partners just as they are to enforce the rights of corporate shareholders.

Defendants' further contention that AIP is seeking mandamus to enforce private contractual obligations is equally wrong. While AIP has parallel contractual rights, it here relies on statutory rights publicly granted under Section 34-18. Although the access provisions of the Partnership Agreement are similar to those of the statute, the Partnership Agreement does not thereby limit AIP's right to enforce the mandatory provisions of Section 34-18. See Piemi, 2003 Conn. Super. LEXIS 223 at *1 (noting that plaintiff moving for mandamus also sought an accounting and damages for breach of contract).[1] Defendants' corollary assertion, that mandamus is unwarranted where a party has other remedies, is a spurious statement of law. There is no law or logic to support the notion that the existence of contractual remedies defeats statutory relief. Hennessey v. City of Bridgeport, 213 Conn. 656 (1990), the sole authority defendants cite, stands for no such proposition, instead holding that mandamus would not lie because the city charter vested the mayor with discretion to discharge the plaintiff. Id. at 664.

Indeed, the logic of defendants' argument would mean that the mere recitation of statutory rights as part of an agreement would nullify the availability of remedies, rather than supplementing them, contrary to the parties' obvious intent and sound legal principles. Connecticut courts have observed that the right of inspection "has commonly

---

1 Defendants' reliance on Venditto v. Auletta, 31 Conn. Supp. 145, 151 (Conn. C.P. 1974), is inapposite because in that case the plaintiff sought a writ of mandamus to enforce "obligations which rest *wholly* upon contract." (emphasis added). For the same reason, defendants' discussion of the access provisions of the Partnership Agreement (Defs.' Br. at 12-15) is irrelevant, as is defendants' reliance on plaintiff's withdrawn motion to seal (Defs.' Br. at 3), which asserted that the parties' interests in *this litigation* were private matters.

been enforced through mandamus proceedings." Knibbs v. Knibbs Constr. Inc., 25 Conn. Supp. 253, 255 (J.D. Hartford, 1964). Thus, there is clear authority for issuance of the writ as requested by plaintiff.

B. Defendants Have No Discretion to Deny Access to the Books and Records

Section 34-18 provides that "[e]ach limited partner *shall* have the right" to obtain information about the partnership as provided in that section. (Emphasis added.) Defendants do not have discretion to determine which provisions of Section 34-18 they wish to observe. See Piemi, 2003 Conn. Super. LEXIS 223 at *5. The proposed writ of mandamus would provide AIP with the information guaranteed by Section 34-18: immediate and complete access to the Lancer Fund's books and records; the partnership certificate and list of limited partners; and true and full information regarding the state of the business and financial condition of the Lancer Fund. (See Proposed Order.) Whatever discretion to limit information Lancer believes it may have told plaintiff it reserved is irrelevant, since such unilateral statements cannot trump plaintiff's statutory rights.

Here, the Lancer Fund is in the business of selecting investments for the purpose of earning a return for limited partners. Clearly, "full information" gives the limited partners the right to understand what investments have been made or liquidated, how those investments are valued, and what expenses they are being charged through the Fund. Rather than disclosing the "full information" required by the statute, defendants have gone to the other extreme of concealing almost all relevant information.

To distract from their non-compliance, defendants improperly use a document dated February 28, 2003 (Defs.' Br., Ex. D) to claim that plaintiff's intentions are suspect. As indicated by its date, that document was prepared and delivered after this action was filed, in response to defendants' solicitation to settle this litigation through negotiation. It therefore should not even be considered by the Court. Affidavit of Joseph P. Moodhe ("Moodhe Aff."), sworn to April 10, 2003, at ¶ 3. See Van Wart v. Allstate Ins. Co., No. Cv 94045332S, 1997 Conn. Super. LEXIS 312 (Conn. Super. Ct. Feb. 7, 1997) (attached) (citing Fed. R. Evid. 408). To set the record straight, however, these negotiations were intended to provide a comprehensive resolution of matters between the parties relating to both Funds in which AIP had invested, rather than through piecemeal negotiations or new lawsuits. Thus, AIP's document requests were not tied to the scope of relief available or sought in connection with these proceedings. Moodhe Aff. at ¶ 4. In the present motion, AIP seeks information only about the Lancer Fund, and only as required by Section 34-18.

Finally, there is no basis in fact for defendants' allegations that AIP is seeking access to the Lancer Fund's books and records in order to profit from the information or to gain an advantage over other limited partners. AIP wishes to examine information about the Lancer Fund because AIP is managing a $25 million investment in the Fund for its own clients, and has questions that must be answered about where its moneys are invested, how those assets are performing and at what cost. It has no interest in, and has requested no information about, the Lancer Fund's trading strategies. Moreover, the January 3 confidentiality agreement, which defendants neglect to mention, fully addresses Lancer's concerns. See Erickson Aff. ¶ 4. See also Madison Avenue Investment Partners, LLC v. America First Real Estate Investment Partners, L.P., 806 A.2d 165, 176 (Del. Ch. 2002) (granting access to limited partner upon execution of confidentiality agreement). Finally, defendants *already provided* the very information about the identity of Lancer Fund's positions that they now say would be devastating if disclosed. Indeed, it was only when AIP's efforts to verify this information yielded discrepancies and gaps that Lancer terminated AIP's access.

In short, there is no factual basis for Lancer's unfounded accusations against AIP; to the contrary, there is only a pattern of delay and obstruction by defendants as AIP has sought access to information to which it has a clear right as a limited partner.

Conclusion

For all the reasons set forth above, the Court should grant AIP's motion for temporary mandamus.

PLAINTIFF,
MORGAN STANLEY ALTERNATIVE
INVESTMENT PARTNERS LP

By: 
Jonathan B. Tropp
Kathleen Warner
For: DAY, BERRY & HOWARD
One Canterbury Green
Stamford, CT 06901-2047
Tel.: (203) 977-7300
Fax: (203) 977-7301
Juris No. 14230
Their Attorneys

Of Counsel:
Joseph P. Moodhe
DEBEVOISE & PLIMPTON
919 Third Avenue
New York, New York 10022
212-909-6000

CERTIFICATION

This is to certify that a copy of the foregoing was sent this day, via overnight mail, to the following:

David A. Slossberg, Esq.
Hurwitz & Sagarin LLC
147 North Broad Street
Milford, CT 06460



Kathleen D. Warner

NO. X05-CV 030193616 S
MORGAN STANLEY ALTERNATIVE INVESTMENT PARTNERS LP,

Plaintiff,

- against -

LANCER PARTNERS, LP, and
LANCER MANAGEMENT GROUP II, LLC,

Defendants.

SUPERIOR COURT

COMPLEX LITIGATION DOCKET AT STAMFORD

AFFIDAVIT OF BRIAN ERICKSON

BRIAN ERICKSON, being duly sworn, deposes and says:

1. I am a Vice President of Morgan Stanley Alternative Investment Partners LP ("AIP"), the plaintiff in this action. I make this affidavit in support of AIP's application for an order of mandamus directing that defendants Lancer Partners, LP (the "Lancer Fund") and Lancer Management Group II, LLC ("Lancer") provide AIP with access to the Lancer Fund's books and records, and full and true information relating to the Lancer Fund's business and financial condition.

2. My work for AIP involves conducting due diligence on the investment funds in which AIP and its subsidiaries invest, and to monitor the activities, actions and reports of those funds. In the course of this work, I have become familiar with AIP's investment in the Lancer Fund and its efforts to gain access to the Lancer Fund's books and records.

3. On January 3, 2003, I visited Lancer's offices along with other AIP representatives in connection with AIP's efforts to inspect Lancer's books and records and to obtain other information about the Lancer Fund.

4. At that time, AIP and Lancer executed a "confidentiality and non-disclosure agreement" that, on information and belief, had been negotiated by counsel for AIP and Lancer. That agreement states, among other things, that the information Lancer would provide about the Lancer Fund would not be disclosed by AIP in any manner and would only be used for the informational purposes set forth in the Partnership Agreement. A copy of the final confidentiality agreement is attached as Exhibit A. Although AIP does not appear to have retained a copy that is signed, this document is, to the best of my knowledge, the version to which the parties agreed and signed on January 3, 2003.

5. At the January 3 visit, Lancer showed the AIP representatives a list of the Lancer Fund's holdings. We were not allowed to photocopy the document, but were limited to writing down the identities of the positions and the number of shares held by Lancer.

6. Lancer also promised us access to Bank of America, the Lancer Fund's third-party custodian, in order to verify the shares it was said to hold for the Lancer Fund, and to put us in touch with management personnel at several of the smaller companies to confirm Lancer's investments in those enterprises.

7. On January 9, 2003, two other AIP employees and I participated in a conference call with Andrew Pennecke of Bank of America. We described our desire to

verify the positions held by the Lancer Fund, and confirmed that Lancer had discussed our call with Bank of America.

8. When we asked for the number of shares held in two companies on the list given to us by Lancer, Pennecke provided the information we requested. However, his figures differed materially from the share holding information that Lancer had given to us on January 3.

9. After supplying this information, Pennecke put the AIP team on hold. When he returned to the call, he informed us that his supervisor had instructed him not to provide any further information without authorization from Lancer.

10. After the conference call, I called Lancer's manager, Michael Lauer, and told him of the termination of our contact with Bank of America until Lancer confirmed to it our authorization. Mr. Lauer promised to contact us, but never did, and Lancer did not provide the requested authorization.

11. The AIP team was also unable to confirm information about the Lancer Fund's holdings in the other companies (whose capitalization was small and whose shares were thinly traded). The contact information Lancer provided was incomplete or did not lead to verification. Again, Lancer never responded to our requests for additional information to enable this process to be further continued.

Brian W. Erickson
Brian Erickson

Sworn to and subscribed
before me this 11th day of April 2003

Dorenda M. Davis
Notary Public

NOTARIAL SEAL
Dorenda M. Davis, Notary Public
City of Phila., Philadelphia County
My Commission Expires June 10, 2006

MORGAN STANLEY ALTERNATIVE INVESTMENT PARTNERS LP
100 Front Street
One Tower Bridge
Suite 1100
West Conshohocken, Pennsylvania 19428-2881

January 3, 2003

Lancer Management Group II, LLC
980 Post Road East
Westport, Connecticut 06880
Attn: Michael Lauer

Re: Lancer Partners, Limited Partnership (the "Partnership"); Morgan Stanley Alternative Partners LP ("MS AP"), on behalf of Morgan Stanley Liquid Markets Fund I LP and Morgan Stanley Institutional Fund of Hedge Funds LP (together, the "MS Limited Partners")

Dear Mr. Lauer:

This confidentiality and non-disclosure agreement (the "Agreement") is being sent to you by us, MS AP, for ourselves and on behalf of the MS Limited Partners (collectively, "Morgan Stanley"), pursuant to Section 3.07 of the Limited Partnership Agreement of the Partnership (the "Partnership Agreement") in order that Morgan Stanley may have access to certain books of account of the Partnership which contain information that is either non-public, confidential or proprietary in nature and which may be disclosed either in written form or orally. The information furnished to us or our Representatives (as defined below) is hereinafter referred to as the "Information."

In consideration of your furnishing us with the Information, we agree that:

1. The Information will be used by us solely as described in Section 3.07 of the Partnership Agreement (collectively, "Partnership Purposes").

2. The Information will be kept confidential and shall not, without your prior written consent, be disclosed either directly or indirectly by us or by our advisors, representatives, officers, directors or employees (together, "Representatives"), in any manner whatsoever, in whole or in part, and shall not be used by us or by our Representatives for any purpose whatsoever other than for the Partnership Purposes. Moreover, we agree to reveal the Information only to such of our Representatives who need to know the Information for the Partnership Purposes, who are informed by us of the confidential nature of the Information and who shall agree to act in accordance with the terms and conditions of this Agreement or who shall be subject to professional confidentiality obligations. We shall procure that all of our Representatives to whom such disclosure is made will act in accordance with the terms of this Agreement as if each of them were a party hereto, and we agree that we shall be responsible to you for any breach of this Agreement by us or by any of our Representatives.

3. The term Information shall not include such portions of the Information

which we can show:

(i) are generally available to the public other than as a result of a disclosure or other default by us or our Representatives; or

(ii) are or become available to us from a source other than you, or any of your or their respective representatives which is not prohibited from disclosing such information to us by any legal, contractual or fiduciary obligation to you of which we may be aware after reasonable investigation or inquiry; or

(iii) at the date of disclosure to us by you was already lawfully in our possession or in the possession of any of our affiliated companies and is not otherwise subject to a confidentiality obligation from us (or any such affiliated company) to you.

4. In the event that we become compelled (pursuant to any law or regulation or the requirements of any stock exchange or other regulatory organization, with whose rules we are required to comply) to disclose any part of the Information, we shall promptly (and, in any event, to the extent reasonably practicable in the circumstances, before complying with any such requirement) notify you in writing of the same and of the action which is proposed to be taken in response. We will exercise our reasonable efforts to ensure that, to the maximum extent possible in the circumstances, confidential treatment will be accorded to the Information.

5. No failure or delay by you in exercising any right under this Agreement shall operate as a waiver thereof, and no variation shall be effective, unless in writing and signed by you. Furthermore, the execution and delivery by us of this Agreement shall not operate as a waiver of any provision of the Partnership Agreement, unless such waiver is in writing and signed by us.

6. This Agreement shall become effective upon mutual execution and shall remain in full force and effect thereunder until and unless terminated by mutual agreement to such effect in writing, and shall not be affected should the MS Limited Partners cease to be limited partners of the Partnership.

7. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Connecticut. All disputes, claims or controversies arising between you and us in connection with this Agreement shall be brought before the Superior Court of the State of Connecticut, Fairfield County.

Yours faithfully,

MORGAN STANLEY ALTERNATIVE INVESTMENT PARTNERS LP

By: Morgan Stanley AIP GP LP, as its General Partner

By: Morgan Stanley Alternative Investments, Inc., as its General Partner

By:______________________________
Jerome Baesel
Managing Director

*2003 Conn. Super. LEXIS 223, **

Joseph Pierni v. Terrace Realty Associates

CV010184620

SUPERIOR COURT OF CONNECTICUT, JUDICIAL DISTRICT OF STAMFORD-NORWALK AT STAMFORD

2003 Conn. Super. LEXIS 223

January 21, 2003, Decided
January 21, 2003, Filed

NOTICE: [*1] THIS DECISION IS UNREPORTED AND MAY BE SUBJECT TO FURTHER APPELLATE REVIEW. COUNSEL IS CAUTIONED TO MAKE AN INDEPENDENT DETERMINATION OF THE STATUS OF THIS CASE.

CASE SUMMARY

PROCEDURAL POSTURE: Plaintiff, a limited partner, sought an accounting and damages for an alleged breach of contract by defendant, a limited partnership. The limited partner filed a motion seeking an interlocutory order of mandamus, as authorized by Conn. Gen. Stat. § 52-493 and Conn. Gen. Prac. Book, R. Super. Ct. § 23-47.

OVERVIEW: The limited partner claimed that the limited partnership was denying him access to the limited partnership's books and records. The court held that whether the limited partner was entitled to an interlocutory writ of mandamus turned on the nature and extent of the rights of the limited partner vis-a-vis the limited partnership in which he held an interest. Conn. Gen. Stat. § 34-18 outlined the rights of a limited partner, which included inspecting and copying any of the partnership records required to be maintained by Conn. Gen. Stat. § 34-13c. The limited partnership claimed that it had already forwarded to the limited partner all the materials and records required by Conn. Gen. Stat. § 34-13c. The court held that the limited partner had a clear legal right to the documents and records outlined in Conn. Gen. Stat. § 34-13c. The limited partnership did not have the discretion to select only some of these records or to designate where they would be available. The court held that the limited partnership was therefore entitled to the issuance of an interlocutory order of mandamus.

OUTCOME: The court found that the limited partner was entitled to the issuance of an interlocutory order of mandamus providing that he be afforded access at the limited partnership's office on reasonable demand to the records, books, and documents referred to by statute, even though some of these documents may have been previously furnished to him.

CORE TERMS: partner, partnership, writ of mandamus, mandamus, clear legal right, quotation, duty, certificate, extraordinary remedy, interlocutory order, local income tax, issuance, copying, interlocutory, happening

LexisNexis(TM) HEADNOTES - Core Concepts - ◆ Hide Concepts



Civil Procedure > Remedies > Extraordinary Writs

MS 0186

HN1 See Conn. Gen. Stat. § 52-493.

Civil Procedure > Remedies > Extraordinary Writs
HN2 See Conn. Gen. Prac. Book, R. Super. Ct. § 23-47.

Civil Procedure > Remedies > Extraordinary Writs
HN3 Mandamus is an extraordinary remedy. It is designed to enforce a plain positive duty. The writ will issue only when the person against whom it is directed is under a clear legal obligation to perform the act compelled and the party seeking the writ has a clear legal right to the performance.

Civil Procedure > Remedies > Extraordinary Writs
HN4 Mandamus neither gives nor defines rights which one does not already have. It acts upon the request of one who has a complete and immediate legal right; it cannot and does not act upon a doubtful and contested right. In an action for a writ of mandamus, the plaintiff bears the burden of proving the deprivation of a clear legal right that warrants the imposition of such an extraordinary remedy.

Business & Corporate Entities > Limited Partnerships > Management Duties & Liabilities
HN5 Conn. Gen. Stat. § 34-18 outlines the rights of a limited partner, which include inspecting and copying any of the partnership records required to be maintained by Conn. Gen. Stat. § 34-13c. In addition, a limited partner has the right to obtain from the general partners from time to time on reasonable demand (1) true and full information regarding the state of the business and financial condition of the limited partnership, (2) promptly after becoming available, a copy of the limited partnership's federal, state and local income tax returns for each year, and (3) other information regarding the affairs of the limited partnership as is just and reasonable, Conn. Gen. Stat. § 34-18(2).

Business & Corporate Entities > Limited Partnerships > Management Duties & Liabilities
HN6 See Conn. Gen. Stat. § 34-13c.

Civil Procedure > Remedies > Extraordinary Writs
HN7 A party seeking a writ of mandamus must establish (1) that the plaintiff has a clear legal right to the performance of a duty by the defendant, (2) that the defendant has no discretion with respect to the performance of that duty, and (3) that the plaintiff has no adequate remedy at law. Even satisfaction of this demanding test does not, however, automatically compel issuance of the requested writ of mandamus. In deciding the propriety of a writ of mandamus, the trial court exercises discretion rooted in the principles of equity.

JUDGES: William B. Lewis, Judge Trial Referee

OPINIONBY: William B. Lewis

OPINION: *ORDER RE INTERLOCUTORY MANDAMUS*

The plaintiff, Joseph Pierni, is a limited partner of the defendant, Terrace Realty Associates (Terrace Realty), a Connecticut limited partnership. Terrace Realty is a limited partner of Windsor Realty Associates, a New York limited partnership, which owns an apartment complex in White Plains, New York. In this action, the plaintiff seeks an accounting and damages for an alleged breach of contract.

On October 7, 2002, the parties appeared at the miscellaneous/special proceedings calendar in response to the plaintiff's motion (# 113) seeking an "interlocutory order of mandamus," as authorized by General Statutes § 52-493 and Practice Book § 23-47. n1 The plaintiff claimed that the defendant was denying him access to the books and records of the defendant.

- - - - - - - - - - - - - - - - - -Footnotes- - - - - - - - - - - - - - - - - -

n1 General Statutes § 52-493 provides: HN1"Any court having cognizance of writs of mandamus . . . may, in any action pending before it, make any order, interlocutory or final, in the nature of any such writ, to the extent of its jurisdiction, so far as it may appear to be an appropriate form of relief."

Practice Book § 23-47 provides: HN2"An order in the nature of a mandamus may be made in aid of a pending action upon the application of any party, and any person claimed to be charged with the duty of performing the act in question may be summoned before the court by the service upon that person of a rule to show cause."

- - - - - - - - - - - - - - - - -End Footnotes- - - - - - - - - - - - - - - - - **[*2]**

HN3"Mandamus is an extraordinary remedy. It is designed to enforce a plain positive duty. The writ will issue only when the person against whom it is directed is under a clear legal obligation to perform the act compelled and the party seeking the writ has a clear legal right to the performance." (Internal quotation marks omitted.) *Gelinas v. West Hartford*, 225 Conn. 575, 586, 626 A.2d 259 (1993). HN4"Mandamus neither gives nor defines rights which one does not already have . . . It acts upon the request of one who has a complete and immediate legal right; it cannot and does not act upon a doubtful and contested right." (Internal quotation marks omitted.) *Sterner v. Saugatuck Harbor Yacht Club, Inc.*, 188 Conn. 531, 533-34, 450 A.2d 369 (1982). In an action for a writ of mandamus, the plaintiff bears the burden of proving the "deprivation of a 'clear legal right' that warrants the imposition of such an extraordinary remedy." (Internal quotation marks omitted.) *Honan v. Greene*, 37 Conn.App. 137, 143, 655 A.2d 274 (1995).

Whether the plaintiff is entitled to an interlocutory writ of mandamus turns on the nature and extent of the rights of **[*3]** a limited partner viz-a-viz the limited partnership in which he holds an interest. HN5General Statutes § 34-18 outlines the rights of a limited partner, which include inspecting and copying "any of the partnership records required to be maintained by section 34-13c." In addition, a limited partner has the right to "obtain from the general partners from time to time on reasonable demand (i) true and full information regarding the state of the business and financial condition of the limited partnership, (ii) promptly after becoming available, a copy of the limited partnership's federal, state and local income tax returns for each year and (iii) other information regarding the affairs of the limited partnership as is just and reasonable." General Statutes § 34-18(2).

The partnership records required to be kept by the limited partnership to which a limited partner must be afforded access are set forth in detail in General Statutes § 34-13c. n2 The plaintiff claims that he has been denied access to some or all of these books and records, but the defendant claims that it has already forwarded to the plaintiff all the **[*4]** material and records required by General Statutes § 34-13c.

- - - - - - - - - - - - - - - - - -Footnotes- - - - - - - - - - - - - - - - - -

MS 0188

n2 General Statutes § 34-13c provides:

HN6Each limited partnership shall keep at the office referred to in section 34-13b the following: (1) A current list of the full name and last known business address of each partner set forth in alphabetical order, (2) a copy of the certificate of limited partnership and all certificates of amendment thereto, together with executed copies of any powers of attorney pursuant to which any certificate has been executed, (3) copies of the limited partnership's federal, state and local income tax returns and reports, if any, for the three most recent years, (4) copies of any then effective written partnership agreements and of any financial statements of the limited partnership for the three most recent years, and (5) unless contained in a written partnership agreement, a writing setting out: (A) The amount of cash and a description and statement of the agreed value of the other property or services contributed by each partner and which each partner has agreed to contribute; (B) the times at which or events on the happening of which any additional contributions agreed to be made by each partner are to be made; (C) any right of a partner to receive, or of a general partner to make, distributions to a partner which include a return of all or any part of the partner's contribution; and (D) any events upon the happening of which the limited partnership is to be dissolved and its affairs wound up. Those records are subject to inspection and copying at the reasonable request, and at the expense, of any partner during ordinary business hours.

- - - - - - - - - - - - - - - - -End Footnotes- - - - - - - - - - - - - - - - - **[*5]**

HN7"A party seeking a writ of mandamus must establish: (1) that the plaintiff has a clear legal right to the performance of a duty by the defendant; (2) that the defendant has no discretion with respect to the performance of that duty; and (3) that the plaintiff has no adequate remedy at law . . . Even satisfaction of this demanding test does not, however, automatically compel issuance of the requested writ of mandamus . . . In deciding the propriety of a writ of mandamus, the trial court exercises discretion rooted in the principles of equity." (Citations omitted; internal quotation marks omitted.) *Hennessey v. Bridgeport*, 213 Conn. 656, 659, 569 A.2d 1122 (1990).

The plaintiff has a clear legal right to the documents and records outlined in General Statutes § 34-13c. The defendant does not have the discretion to select only some of these records or to designate where they will be available. The plaintiff is therefore entitled to the issuance of an interlocutory order of mandamus that he be afforded access at the defendant's office on reasonable demand to the records, books and documents referred to in General Statutes § 34-13c **[*6]** , even though some of these documents may have been previously furnished to him. See also General Statutes § 34-18 for other documents and records that must be furnished to a limited partner.

So Ordered.

Dated at Stamford, Connecticut, this 21st day of January 2003.

William B. Lewis, Judge Trial Referee

Service: **Get by LEXSEE®**
Citation: **2003 Conn. Super. LEXIS 223**
View: Full
Date/Time: Monday, April 14, 2003 - 11:30 AM EDT

MS 0190

Service: **Get by LEXSEE®**
Citation: **1997 Conn. Super. LEXIS 312**

*1997 Conn. Super. LEXIS 312, **

Josephine Van Wart v. Allstate Insurance Company

CV94 04 53 32S

SUPERIOR COURT OF CONNECTICUT, JUDICIAL DISTRICT OF ANSONIA - MILFORD, AT MILFORD

1997 Conn. Super. LEXIS 312

February 7, 1997, Decided
February 7, 1997, Filed

NOTICE: [*1] THIS DECISION IS UNREPORTED AND MAY BE SUBJECT TO FURTHER APPELLATE REVIEW. COUNSEL IS CAUTIONED TO MAKE AN INDEPENDENT DETERMINATION OF THE STATUS OF THIS CASE.

CASE SUMMARY

PROCEDURAL POSTURE: Plaintiff driver brought a claim to recover underinsured motorist coverage benefits from defendant insurer. The driver was injured in a collision with an allegedly negligent tortfeasor who was insured by the same insurer. The driver sought to admit the insurer's $ 50,000 settlement of a related negligence claim to the jury to permit an inference that the insurer believed the tortfeasor negligent. The insurer filed a motion in limine.

OVERVIEW: The insurer argued that the driver should be excluded from inviting an inference that the insurer had settled a related negligent claim because it believed that it was liable to the driver. The policy of excluding compromise settlements was used by the court so that litigants would not be discouraged from entering into settlements. The $ 50,000 settlement did not result from any verdict or judgment but was given by the insurer to the driver to settle a claim. The court looked to the Federal Rules of Evidence to guide its interpretation of the Connecticut common law of evidence. The court found that Fed. R. Evid. 408 prohibited the introduction of settlements or settlement negotiations into evidence to prove liability. The court also stated that such evidence would be of questionable relevance to issues of liability because the settlement of a claim might well reflect a desire for peaceful resolution rather then the litigants' perceptions of the strength or weakness of their positions.

OUTCOME: The insurer's motion in limine was granted except that the driver was permitted to refer to the settlement for impeachment purposes.

CORE TERMS: settlement, common law, case law, tortfeasor, insured, Federal Rules of Evidence, rules of evidence, negotiations, issue of liability, body of law, settle, mutual, encouraging, impeachment, promising, offering, insurer, bias

LexisNexis(TM) HEADNOTES - Core Concepts - ✦ Hide Concepts

Civil Procedure > Settlements

HN1 The word "settle" when applied to an unliquidated claim or demand means its mutual adjustment between the parties and an agreement upon the balance. When

MS 0191

applied to an unliquidated demand, the word means to effect a mutual adjustment between the parties and to agree upon the balance. Release of a tortfeasor in any cause of action involves what fairly and euphemistically are called "settlements." Settlement means to fix the amount due a claimant.


Evidence > Relevance > Compromise & Settlement Negotiations

HN2 Fed. R. Evid. 408 provides that evidence of (1) furnishing or offering or promising to furnish, or (2) accepting or offering or promising to accept, a valuable consideration in compromising or attempting to compromise a claim which was disputed as to either validity or amount, is not admissible to prove liability for or invalidity of the claim or its amount. Evidence of conduct or statements made in compromise negotiations is likewise not admissible. This rule does not require the exclusion of any evidence otherwise discoverable merely because it is presented in the course of compromise negotiations. This rule also does not require exclusion when the evidence is offered for another purpose, such as proving bias or prejudice of a witness, negating a contention of undue delay, or proving an effort to obstruct a criminal investigation or prosecution. It bars admission of settlements as evidence on the issue of liability or causation. Well-established case law and the Federal Rules of Evidence prohibit the introduction of settlements or settlement negotiations into evidence to prove liability.

JUDGES: Flynn, J.

OPINIONBY: Flynn

OPINION: MEMORANDUM OF DECISION ON IN LIMINE MOTION

This is an underinsured motorist coverage claim by the plaintiff Van Wart against the defendant Allstate Insurance Company.

The plaintiff was injured in a collision with an alleged negligent tortfeasor, Lisa Forster, who was also insured by the Allstate.

Forster was insured with a $ 50,000 policy issued by the Allstate. The Allstate settled that Van Wart claim against tortfeasor Forster for the full $ 50,000 of the policy.

The plaintiff Van Wart now in her underinsured case against the Allstate seeks to put evidence before the jury of the $ 50,000 settlement made by the Allstate to invite the inference from the jury that the tortfeasor was negligent because otherwise Allstate would not have paid on the underlying tortfeasor's policy.

The defendant Allstate objects on the basis that this was a settlement and the plaintiff should be excluded from inviting such an inference because of the policy excluding such compromises from being **[*2]** used so that litigants will not be discouraged from settlements.

The Court agrees with the defendant, and grants in limine relief to preclude argument as to such an inference or the offer of such evidence to establish liability.

The Court takes notice that the plaintiff Van Wart's lawsuit did not result in a verdict or judgment and was withdrawn. The parties pleadings also indicate Allstate paid the $ 50,000 policy.

The plaintiff objects to use of the word settlement. There is no question that Allstate's $

MS 0192

50,000 payment on Forster's behalf is a settlement.

HN1"The word 'settle' when applied to an unliquidated claim or demand means its mutual adjustment between the parties and an agreement upon the balance." State v. Staub, 61 Conn. 553, 568, 23 A. 924 (1892). "When applied to an unliquidated demand, the word means to effect a mutual adjustment between the parties and to agree upon the balance." *Ballentine's Law Dictionary*, Third Edition, p. 1165, 1166, citing State v. Staub, 61 Conn. 553, 568, 23 A. 924. ". . . release of a tortfeasor in any cause of action involves what fairly and euphemistically are called 'settlements.' " *Peck v. Jacquemin*, 196 Conn. 53, 59, 491 A.2d 1043 (1985). Settlement **[*3]** means ". . . to fix the amount due a claimant . . ." See *Dowe v. Egan*, 133 Conn. 112, 127, 48 A.2d 735 (1946), citing *State v. Staub, supra.*

Since the amount offered was accepted, it is a completed settlement.

Connecticut has not adopted general rules of evidence by legislative act similar to the Federal Rules of Evidence, although there are certain specific statutory rules. For example, state statute prohibits introduction of evidence of a failure to bill or part payment of medical expenses as an admission of liability. Most rules of evidence are found in Connecticut case law and it is replete with authority that a policy encouraging settlements and offers of settlements requires offers of settlements be excluded as evidence as to liability on the part of the offeror.

This rationale is logically even more important with respect to completed settlements than it is with mere offers. Our jurisprudence has recognized that one of its aims is to produce a consistent body of law. The common law is not dead. It lives. See: Common Law judging in a statutory world; an address. Ellen Ash Peters, University of Pittsburgh Law Review, Summ 1982 43 n4 p. 995-1011. Where statutes and **[*4]** case regulate admissibility of a type of evidence then it is the object of the living common law to reconcile court made case law so that it is in logical harmony with those laws the legislature has enacted to govern us on related subjects. The result of such a melding is one consistent body of law. Where statutes like C.G.S. 52-184(b), 52-184b(c) exclude health care providers' failure to bill or advance of medical payments as evidence of liability, and case law does likewise for offers of settlement, then to be consistent completed settlements should also be excluded as evidence as to liability.

In ruling on issues that relate to our developing common law of evidence, Connecticut has often looked to the federal rules of evidence. *State v. Weinberg*, 215 Conn. 231, 575 A.2d 1003 (1990).

Rule 408 of the Federal Rules of Evidence applies to similar situations in the federal system and reads as follows:

> HN2Evidence of (1) furnishing or offering or promising to furnish, or (2) accepting or offering or promising to accept, a valuable consideration in compromising or attempting to compromise a claim which was disputed as to either validity or amount, is not admissible to prove liability **[*5]** for or invalidity of the claim or its amount. Evidence of conduct or statements made in compromise negotiations is likewise not admissible. This rule does not require the exclusion of any evidence otherwise discoverable merely because it is presented in the course of compromise negotiations. This rule also does not require exclusion when the evidence is offered for another purpose, such as proving bias or prejudice of a witness, negativing a contention of undue delay, or proving an effort to obstruct a criminal investigation or prosecution.

MS 0193

It bars admission of settlements as evidence on the issue of liability or causation. *McInnis v. A.M.F., Inc., 765 F.2d 240 (1985).* "Well established case law and the Federal Rules of Evidence prohibit the introduction of settlements or settlement negotiations into evidence to prove liability. Fed. R. Evid. 408; see *Dallis v. Aetna Life Insurance Co., 768 F.2d 1303 (11th Cir. 1985)*." *Lamplighter Dinner Theater v. Liberty Mutual Ins., 792 F.2d 1036 (11th Dir. 1986).*

Litigants should not be penalized in court for settlements made out of court. "Second, such evidence is of questionable relevance on the issue of liability or **[*6]** the value of a claim, since settlement may well reflect a desire for peaceful dispute resolution rather than the litigant's perceptions of the strength or weakness of their relative positions. See Federal Rules of Evidence 408, advisory committee note"; *McInnis v. A.M.F., Inc., 765 F.2d 240, 247.*

The fact that the defendant insurer settled the claim against Lisa Forster does not necessarily indicate it thought she was liable. Given the $ 50,000 limit of her policy, it may have fallen into the category of cases where an insurer determines to settle a case to limit its insured's exposure in excess of policy limits or for a variety of other reasons. However, whether such an inference is supportable or not, it should not be permitted because it is contrary to the very practical policy of encouraging the settlement of disputes.

The court has already orally ruled that the plaintiff for impeachment purposes may refer to and offer evidence about the fact that Allstate settled the claim against Forster, and that it insured Forster and thus she had a connection with Allstate which may relate to possible motive or bias in her testimony. That ruling stands as to impeachment purposes **[*7]** only.

So ordered.

Flynn, J.

Service: **Get by LEXSEE®**
Citation: **1997 Conn. Super. LEXIS 312**
View: Full
Date/Time: Monday, April 14, 2003 - 11:42 AM EDT

NO. X05-CV030193616 S

MORGAN STANLEY ALTERNATIVE INVESTMENT PARTNERS LP,

Plaintiff,

- against -

LANCER PARTNERS, LP, and LANCER MANAGEMENT GROUP II, LLC,

Defendants.

SUPERIOR COURT

COMPLEX LITIGATION DOCKET AT STAMFORD

STATE OF NEW YORK)
:
COUNTY OF NEW YORK)

AFFIDAVIT OF JOSEPH P. MOODHE

JOSEPH P. MOODHE, being duly sworn, deposes and says:

1. I am a member of the law firm of Debevoise & Plimpton, one of the counsel for Plaintiff Morgan Stanley Alternative Investment Partners LP ("AIP") in this action. I make this affidavit in support of AIP's application for an order of mandamus directing that defendants Lancer Partners, LP (the "Lancer Fund") and Lancer Management Group II, LLC ("Lancer") provide AIP with access to the Lancer Fund's books and records and full and true information relating to the Lancer Fund's business and financial condition.

2. After an initial hearing in this matter, in February 2003, counsel for defendants invited plaintiff to provide a specific list of information it desired to see if a settlement of the parties' dispute could be achieved.

3. Pursuant to these discussions, I caused the document attached to defendants' opposition brief as Exhibit D to be sent to defendants. This document was designed to provide a comprehensive resolution to the issues dividing the parties as to plaintiff's right to and need for information about the Fund, as well as similar issues relating to a second Lancer offshore fund.

4. The document was created in the context of settlement negotiations that ultimately proved unsuccessful and, as such, based on my understanding of the law, should not be considered by the Court. In any event, to the extent that it seeks information from the offshore fund, it is not the appropriate reference point for evaluating AIP's right to information about the Lancer Fund that is at issue here, and thus is of no relevance to the motion for temporary mandamus.



Joseph P. Moodhe

Subscribed to and sworn before me
this 10th day of April 2003



Notary Public

PATRICIA GAYLE
Notary Public, State of New York
No. 01GA6018632
Qualified in Kings County
Certificate Filed in New York County
Commission Expires March 21, 2007

MS 0196

21497983v1

REQUEST FOR ADJUDICATION
COMPLEX LITIGATION DOCKET (CLD)
JD- NEW

STATE OF CONNECTICUT
SUPERIOR COURT



REQADJ

INSTRUCTIONS

1. Complete one form for each motion for which adjudication is being sought.
2. Fax or forward a hard copy to the appropriate CLD location.

JUDICIAL DISTRICT: STAMFORD CASE NAME: MORGAN STANLEY V. LANCER PARTNERS DOCKET NO.: X05 CV030193616S

MOTION FOR WHICH ADJUDICATION IS BEING SOUGHT:

TITLE OF MOTION: Motion for Temporary Mandamus

DATE OF MOTION: February 4, 2003 MOTION ENTRY NUMBER: 101.00

Does opposing counsel object to the motion? ☒ YES ☐ NO

By what date will opposing counsel file an objection to the motion? 3/24/2003

Is opposing counsel in agreement with this date? ☒ YES ☐ NO If not, indicate reason:

If an objection has already been filed, please provide the date and entry number of the objection: 3/24/03 106.00

Is oral argument requested? ☒ YES ☐ NO Is testimony required? ☒ YES ☐ NO

Is expedited adjudication requested? ☒ YES ☐ NO

If yes, explain why expedited adjudication is necessary: Defendants refuse to perform required ministerial acts, causing plaintiff irreparable harm. We request adjudication on 4/25/03, as convenient for counsel and our witnesses.

Are there any other motions/pleadings that the court should be aware of? ☒ YES ☐ NO

If yes, indicate title of motion, date and entry number: Motion to Seal File and Proceedings, 3/17/03, 104.20

CERTIFICATION

I hereby certify that a copy was mailed/delivered to all counsel and pro se parties of record on: 4/14/03	Signed *(Attorney or Pro Se Party)* [signature]	Phone No. (203)977-7362

Name of each party served*	Address at which service was made*
Lancer Management Group II, LLC and Lancer Partners, LP	David Slossberg, Esq. Hurwitz & Sagarin, LLC 147 N. Broad Street Milford, CT 06460

** If necessary, attach additional sheet with names of each party served and the address at which service was made.*

Signed: [signature] *(Attorney/Pro Se)* Date: 4/14/03

Counsel for: Plaintiff Phone Number: (203)977-7362

Fax Number (203)977-7301 E-Mail: kdwarner@dbh.com

ORDER (For Court Use Only)

Objections and Reply Briefs to be filed by ________ *(date)*

BY THE COURT *(Judge/Clerk)*	DATE SIGNED

For office use only: Complete ________ *Withdrawn on* ________ *(date)*

MS 0197

REQUEST FOR ADJUDICATION
COMPLEX LITIGATION DOCKET (CLD)
JD- NEW

STATE OF CONNECTICUT
SUPERIOR COURT


REQADJ

INSTRUCTIONS

1. Complete one form for each motion for which adjudication is being sought.
2. Fax or forward a hard copy to the appropriate CLD location.

JUDICIAL DISTRICT: STAMFORD CASE NAME: MORGAN STANLEY V. LANCER PARTNERS DOCKET NO.: X05 CV030193616S

MOTION FOR WHICH ADJUDICATION IS BEING SOUGHT:

TITLE OF MOTION: Motion to Seal File and Proceedings

DATE OF MOTION: March 17, 2003 MOTION ENTRY NUMBER: 104.20

Does opposing counsel object to the motion? ☐ YES ☒ NO

By what date will opposing counsel file an objection to the motion?

Is opposing counsel in agreement with this date? ☐ YES ☐ NO If not, indicate reason:

If an objection has already been filed, please provide the date and entry number of the objection:

Is oral argument requested? ☒ YES ☐ NO | Is testimony required? ☐ YES ☐ NO

Is expedited adjudication requested? ☒ YES ☐ NO

If yes, explain why expedited adjudication is necessary: Defendants seek adjudication of their motion before plaintiff's motion for temporary mandamus is heard, and plaintiff's motion requires expedited relief. We request adjudication on 4/16/03.

Are there any other motions/pleadings that the court should be aware of? ☒ YES ☐ NO

If yes, indicate title of motion, date and entry number: Motion for Temporary Mandamus, 2/4/03, 101.00

CERTIFICATION

I hereby certify that a copy was mailed/delivered to all counsel and pro se parties of record on: 4/14/03

Signed *(Attorney or Pro Se Party)*

Phone No. (203)977-7362

Name of each party served*
Lancer Management Group II, LLC and Lancer Partners, LP

Address at which service was made*
David Slossberg, Esq.
Hurwitz & Sagarin, LLC
147 N. Broad Street
Milford, CT 06460

* *If necessary, attach additional sheet with names of each party served and the address at which service was made.*

Signed: ______________________ *(Attorney/Pro Se)* Date: 4/14/03

Counsel for: Plaintiff Phone Number: (203)977-7362

Fax Number (203)977-7301 E-Mail: kdwarner@dbh.com

ORDER (For Court Use Only)

Objections and Reply Briefs to be filed by ______________ *(date)*

BY THE COURT *(Judge/Clerk)* DATE SIGNED

For office use only: Complete ______________ *Withdrawn on* ______________ *(date)*

MS 0198

BINGHAM McCUTCHEN

Miriam Dowd
Direct Dial: 212-702-7768
E-Mail: miriam.dowd@bingham.com

April 14, 2003

VIA FEDERAL EXPRESS

Bingham McCutchen LLP
399 Park Avenue
New York, NY
10022-4689

212.705.7000
212.752.5378 fax

bingham.com

Boston
Hartford
London
Los Angeles
New York
San Francisco
Silicon Valley
Singapore
Walnut Creek
Washington

The Honorable Taggart D. Adams
Stamford Superior Court
J.D. & G.A. 1 Courthouse
Complex Litigation Docket
123 Hoyt Street
Stamford, Connecticut 06905

Re: **Morgan Stanley Alternative Investments v. Lancer Partners, Limited Partnership, et al.**
Complex Litigation Docket No. X05-CV-03-0193616-S
Motion To Intervene and In Opposition To Motion To Seal

Dear Judge Adams:

In connection with the above-referenced action, I enclose a courtesy copy of each of the following: (a) an Emergency Motion To Intervene and To Oppose Motion To Seal; (b) a Memorandum of Law in support thereof; and (c) a proposed Order.

Very truly yours

Sincerely,



Miriam Dowd

Enclosures

cc: David A. Slossberg, Esq., Counsel for Defendants (via federal express w/encls.)
Kathleen D. Warner, Esq., Counsel for Plaintiff (via federal express w/encls.)

Miriam Dowd
Direct Dial: 212-702-7768
E-Mail: miriam.dowd@bingham.com

April 14, 2003

VIA FEDERAL EXPRESS

Bingham McCutchen LLP
399 Park Avenue
New York, NY
10022-4689

212.705.7000
212.752.5378 fax

bingham.com

Boston
Hartford
London
Los Angeles
New York
San Francisco
Silicon Valley
Singapore
Walnut Creek
Washington

Clerk of Court
Stamford Superior Court
Complex Litigation Docket
123 Hoyt Street
Stamford, Connecticut 06905

**Re: Morgan Stanley Alternative Investments v. Lancer Partners, Limited Partnership, et al.
Complex Litigation Docket No. X05-CV-03-0193616-S
Motion To Intervene and In Opposition To Motion To Seal**

Dear Sir or Madam:

In connection with the above-referenced action, I enclose for filing with the Court the following original documents and one copy thereof: (a) an Emergency Motion To Intervene and To Oppose Motion To Seal; (b) a Memorandum of Law in support thereof; and (c) a proposed Order.

Please date-stamp the enclosed extra copy of each of the above-referenced papers and return them to me in the enclosed self-addressed federal express envelope.

Thank you.

Sincerely,



Miriam Dowd

Enclosures

cc: David A. Slossberg, Esq., Counsel for Defendants (via federal express w/encls.)
Kathleen D. Warner, Esq., Counsel for Plaintiff (via federal express w/encls.)

DOCKET NO. X05-CV-03-0193616-S

MORGAN STANLEY ALTERNATIVE INVESTMENT PARTNERS LP, Plaintiff,	)	SUPERIOR COURT
	)	
	)	COMPLEX LITIGATION DOCKET
v.	)	
	)	JUDICIAL DISTRICT OF STAMFORD/NORWALK
LANCER PARTNERS, LP and LANCER MANAGMENT GROUP II, LLC,	)	
	)	
Defendants.	)	AT STAMFORD
	)	
	)	
	)	April 14, 2003

EMERGENCY MOTION TO INTERVENE AND TO OPPOSE MOTION TO SEAL

Pursuant to Connecticut Practice Book, Section 9-18 and the Connecticut General Statute, Section, 52-107, as amended, Taubman Investments Long/Short Strategies, LLC, Stocker Investment Company, LLC, GM Capital Partners, LLC and Robert C. Larson, in his capacity as Trustee (collectively the "Intervenors"), hereby move this Court for an Order allowing them to intervene in this action for the sole purpose of opposing Defendants' Motion to Seal. In support of its Motion To Intervene and in opposition To The Motion To Seal, the Intervenors submit a supporting Memorandum of Law.

ORAL ARGUMENT REQUESTED
TESIMONY MAY BE REQUIRED

INTERVENORS,
TAUBMAN INVESTMENTS
LONG/SHORT STRATEGIES, LLC,
STOCKER INVESTMENT COMPANY,
LLC, GM CAPITAL PARTNERS, LLC
and ROBERT C. LARSON, in his
capacity as TRUSTEE,



By: ____________________

Robert M. Dombroff, Esq.
Miriam Dowd, Esq.
Bingham McCutchen LLP
One State Street
Hartford, Connecticut 06103
Tel.: (860) 240-2700
Juris No. 27045
Their Attorneys

ORDER

The foregoing Motion to Intervene of Taubman Investments Long/Short Strategies, LLC, Stocker Investment Company, LLC, GM Capital Partners, LLC and Robert C. Larson, in his capacity as Trustee, having been heard by the Court, it is hereby ORDERED: GRANTED/DENIED

BY THE COURT

____

Judge/Clerk
Date:

NYDOCS2:811035.1

CERTIFICATION

The undersigned certifies that on April 14, 2003, a copy of the foregoing Motion to Intervene was sent via federal express mail, to the following of record:

Kathleen D. Warner, Esq.
DAY, BERRY & HOWARD
One Canterbury Green
Stamford, CT 06901-2047
Counsel For The Plaintiff
Tel.: (203) 977-7300
Fax: (203) 977-7301

David A. Slossberg, Esq.
HURWITZ & SAGARIN PC
147 North Broad Street
PO BOX 112
Milford, CT 06460
Tel.: (203) 877-8000
Fax: (203) 87809800
Counsel for the Defendants



Miriam Dowd

NYDOCS2:811035.1

DOCKET NO. X05-CV-03-0193616-S

MORGAN STANLEY ALTERNATIVE INVESTMENT PARTNERS LP, Plaintiff,	)	SUPERIOR COURT
	)	COMPLEX LITIGATION DOCKET
v.	)	
LANCER PARTNERS, LP and LANCER MANAGMENT GROUP II, LLC,	)	JUDICIAL DISTRICT OF STAMFORD/NORWALK
Defendants.	)	AT STAMFORD
	)	April 14, 2003

MEMORANDUM OF LAW IN SUPPORT OF EMERGENCY MOTION TO INTERVENE AND IN OPPOSITION TO MOTION TO SEAL

Pursuant to Connecticut Practice Book, Section 9-18 and the Connecticut General Statute, Section 52-107, as amended, Taubman Investments Long/Short Strategies, LLC, Stocker Investment Company, LLC, GM Capital Partners, LLC and Robert C. Larson, in his capacity as Trustee (collectively the "Intervenors"), hereby move this Court for an Order allowing them to intervene in this action (the "Action") for the sole purpose of opposing Defendants' Motion to Seal.

This Action is just one of six lawsuits filed (the "Related Lawsuits") in this judicial district against the Defendants to this Action, in which the plaintiffs, as Limited Partners to the Defendant, Lancer Partners Limited Partnership ("Lancer Partners") assert claims based on the Defendants' breach of the Partnership Agreement and breach of fiduciary duties owing to the

ORAL ARGUMENT REQUESTED
TESTIMONY MAY BE REQUIRED
NYDOCS2:810927.1

Limited Partners.[1] In a veiled effort to prevent the Limited Partners from gaining access to information that will be disclosed in each lawsuit and any information regarding all transactions and circumstances that affect Lancer Partnership's affairs, Defendants have filed a motion to prevent the public from gaining access to court room proceedings and to seal all files, pleadings and exhibits from the general public. If this Motion To Seal is granted, in addition to keeping the court room doors shut to the general public, this Motion will abrogate all of the Limited Partners' contractual and statutory rights of access to information regarding the Partnership.

As Limited Partners with contractual and statutory rights to access the Partnership's books and records and any information affecting the business of the Partnership, the Intervenors have a direct interest in this Action that would be adversely affected if this Court were to grant the Motion to Seal. The Intervenors respectfully request this Court to permit them to intervene in this Action for the sole purpose of objecting to the Motion To Seal. In addition, the Intervenors respectfully request that this Court deny Defendants' Motion To Seal.

1/ The Related Lawsuits consist of the following: *Taubman Investments Long/Short Strategies, LLC, Stocker Investment Company, LLC, GM Capital Partners, LLC and Robert C. Larson, in his capacity as Trustee* v. *Lancer Partners, Limited Partnership, Lancer Management Group II, LLC and Michael Lauer,* CV-03-0194395-S, Judicial District of Stamford/Norwalk (March 26, 2003); *CooperFund Partners, LLC v. Lancer Partners, Limited Partnership, Lancer Management Group II, LLC, Michael Lauer and LSVP, LLC,* CV-03-0193945-S, Judicial District of Stamford/Norwalk (Feb. 26, 2003); *KFP Investors Partnership v. Lancer Partners, Limited Partnership, Lancer Management Group II, LLC, and Michael Lauer*, CV-03-0194306-S, Judicial District of Stamford/Norwalk (March 18, 2003); *Telegraph Road Company, LLC & Plaza Drive Company, LLC v. Lancer Partners, Limited Partnership, & Lancer Management Group II*, LLC, CV-03-0194337, Judicial District of Stamford/Norwalk (March 18, 2003) and *Rye v. Lancer Partners, Limited Partnership, & Lancer Management Group II*, LLC, CV-0193663-S, Judicial District of Stamford/Norwalk (Feb. 5, 2003).

FACTUAL BACKGROUND

A. The Related Lawsuits

Lancer Partners, a Connecticut limited partnership, was formed to serve as a fund through which the assets of its Partners could be utilized in investing and trading in securities of every kind and nature and rights and options relating thereto. *See* Section 1.03 of the Partnership Agreement (the "Agreement"), attached as Exhibit A. The Defendant Lancer Management Group II, LLC ("Lancer Management") acts as the sole General Partner with the exclusive power, discretion and authority regarding the Partnership's investment decisions. Michael Lauer, a named defendant in three of the other Related Lawsuits, is the sole manager of Lancer Management.

Pursuant to Section 9.02 of the Agreement, each of the Intervenors became Limited Partners by making Original Capital Contributions. Some of the Intervenors made Additional Capital Contributions. During the month of September, 2002, pursuant to Section 7.02 of the Agreement, the Intervenors gave Lancer Partners written notice of their intention to withdraw from Defendant Lancer Partners and to redeem in full the balance of their respective Capital Accounts. The collective value of the Intervenors' Capital Account balances is approximately $7.2 million. Lancer Partners refused to permit the Intervenors, among many other Limited Partners, to redeem their respective Capital Account balances. On March 24, 2003, the Intervenors filed a Complaint and an Application for an Attachment against Lancer Partners, Lancer Management and Michael Lauer based, in part, on their willful breach of the Agreement, conversion, breach of fiduciary duties owed to the Limited Partners, and aiding and abetting breach of fiduciary duties against Michael Lauer only.

Lancer Partners has refused to permit many other Limited Partners to redeem their Capital Account balances, and this refusal has formed the basis of four of the Related Lawsuits and Applications for Attachment. The collective value of those Capital Account balances is approximately $17 million.

B. Lancer Partners' History of Preventing Limiting Partners From Gaining Access To Information Regarding The Partnership

In addition to denying each of the redeeming Limited Partners their right to redemption, Lancer Partners denied some of the Limited Partners their basic contractual and statutory rights to access the Partnership books and records. This denial forms the basis of this Action filed by Morgan Stanley Alternative Investment Partners LP ("Morgan Stanley"). By Motion For Temporary Mandamus, Morgan Stanley sought the aid of this Court to enforce a statutory right of access to the Partnership books and information. Specifically, Morgan Stanley claims, in part, that: (a) the Defendants failed to distribute an audited financial statement for the year ending December 31, 2001, to the Limited Partners as required by Section 3.07 of the Agreement; and (b) the Defendants failed to meet their obligation to provide, upon request, access to the Partnership books and records. *See* Morgan Stanley Complaint, ¶¶ 21-27. In addition to filing its Motion For Temporary Mandamus, Morgan Stanley filed a Motion To Seal, which it subsequently withdrew.

Notably, Lancer Partners has willfully refused to honor other Limited Partners' contractual and statutory rights to access the Partnership's books and records. In particular, the CooperFund Partners, LLC ("CooperFund"), a plaintiff to one of the Related Lawsuits, has made repeated requests for information regarding the assets and the Partnership's position in various securities owned by Lancer Partners. *See* CooperFund Complaint, ¶ ¶ 26-27, attached as Exhibit B. In addition to denying CooperFund's request, on April 9, 2003, Lancer Partners, through Michael Lauer, denied a request to inspect to the Partnership's books and records made by one of the Intervenors. [2/]

In light of the history of events and Defendants' unrelenting efforts to stonewall any of the Limited Partners' attempts to access the Partnership's books and records, it is clear that this Motion to Seal is a disguised attempt to continue to keep the Limited Partners in the dark. In fact, the Defendants' alleged concern over disclosure of "highly sensitive and proprietary" information to the general public was rejected by Justice Tierney on April 7, 2003, when the Defendants filed the same motion, as filed in this Action, in a Related Lawsuit commenced by KPF Investors Partnership ("KPF"). In open court, Judge Tierney refused to grant the Defendants' Motion to Seal. Notably, Defendants have also filed a Motion To Seal in the *Rye* Action, based on the same grounds as proffered in this Action, even though the Rye Plaintiffs have not requested an accounting or court ordered access to the Partnership books and records, as requested by Morgan Stanley.

C. *The Limited Partners Have Contractual and Statutory Rights To Access The Partnership Books, Records and Information affecting the Business*

Pursuant to Section 5.04 of the Agreement, the Limited Partners have rights to inspect books, records and Partnership documents. In particular, Section 5.04 provides:

> Each Limited Partner shall have the same right as the General Partner (except to the extent limited by Section 3.07) to inspect and copy the Partnership's books and records upon prior written notice at any reasonable time and at such Limited Partner's sole cost and expense, *and to receive on demand true and full information regarding all transactions*

[2/] On March 27, 2003, the Limited Partner, Taubman Investments Long/Short Strategies, LLC ("Taubman"), pursuant to Section 5.04 of the Agreement: (a) requested access to the Partnership's books and records to inspect and copy; (b) demanded true and full information regarding all transactions and circumstances affecting the Partnership's books and records; and (c) requested the delivery of a copy of the Partnership's certificate. *See* Exhibit C. On April 9, 2003, Michael Lauer told Taubman that he would not allow them access to the requested information.

> *and circumstances affecting the Partnership, and a formal account of the Partnership's affairs whenever circumstances render it just and reasonable.*

See Section 5.04 of the Agreement, Exhibit A (emphasis added).

In addition to such contractual rights, Connecticut Uniform Limited Partnership Act, Section 34-18 provides in relevant part that each limited partner of a limited partnership is entitled to:

> (1) Inspect and copy any of the partnership records required to be maintained by Section 34-13c;[3/] and (2) Obtain from the General Partners from time to time at a reasonable demand (i) true and full information regarding the state of the business and the financial condition of the limited partnership . . . and (iii) other information regarding the affairs of the limited partnership as is just and reasonable.

See Conn. Gen. Stat. Section 34-18.

ARGUMENT

I. This Court Should Permit The Intervenors To Intervene As A Matter of Right

Under Connecticut law, an "applicant for intervention has a right to intervene . . . where the applicant's interest is of such a direct and immediate character that the applicant 'will either gain or lose by the direct legal operation and effect of judgment.'" *State Bd. of Educ. v. City of Waterbury*, 21 Conn.App. 67, 571 A.2d 148, 150-51 (Conn. App. 1990) (citations omitted). In particular, in the context of discovery orders, Courts have allowed parties to intervene solely to oppose motions to seal or to prevent the disclosure of information. *See ABC, LLC v. State Ethics Commission*, No. CV 00-0504071S, 2000 WL 1701226, at *4 (Conn. Super.

3/ Conn. Gen. Stat. Section 34-13c requires the General Partner, among other things, to keep a "current list of the full name and last known business address of each partner" and "copies of any then effective written partnership agreements and of any financial statements of the limited partnership for the three most recent years."

Oct. 11, 2000) (Hartford Courant permitted to intervene solely for the purpose of opposing the Motion to Seal); *The Application of The Herald Co.*, 734 F.2d 93, 96 (2d Cir. 1984) (Court recognized that the district court had permitted the Herald to intervene for the limited purpose of objecting to the closure of the courtroom); *Rosado v. Bridgeport Roman Catholic Diocesan Corp.*, 60 Conn.App. 134, 153, 758 A.2d 916, 921 (Conn. App. 2000) (intervenors permitted to intervene to protest disclosure of private and confidential files). The intervenor need not have a direct interest in the ultimate judgment as between the existing parties to the litigation. Rather, courts permit intervention where the intervenor's interest is in the outcome of interlocutory discovery orders rather than the final judgment in the case. *Rosado*, 734 A.2d at 923 (citing supporting state and federal case law).

Practice Book Section 9-18, which is modeled after General Statutes Section 52-107, governs intervention as of right and provides in pertinent part:

> The judicial authority may determine the controversy as between the parties before it, if it can do so without prejudice to the rights of others; but, if a complete determination cannot be had without the presence of other parties, the judicial authority may direct that they be brought in. If a person not a party has an interest or title which the judgment will affect, the judicial authority, on its motion, shall direct that person to be made a party.

In turn, General Statutes Section 52-107 provides:

> The court may determine the controversy as between the parties before it, if it can do so without prejudice to the rights of others; but, if a complete determination cannot be had without the presence of other parties, the court may direct that such other parties be brought in. If a person not a party has an interest or title which the judgment will affect, the court, on his application, shall direct him to be made a party.

Connecticut Courts have stated that the rules for intervention should be liberally construed to avoid multiplicity of suits. *Rosado*, 758 A.2d at 921; *State Bd. of Educ. v. City of Waterbury*, 571 A.2d at 152. The right to intervene is based on the allegations of the would-be intervenor, without regard to their actual validity. *Rosado*, 734 A.2d at 921 (citations omitted). The Courts have established four requirements that an intervenor must show to obtain intervention as of right:

> The motion to intervene must be timely, the movant must have a direct and substantial interest in the subject matter of the litigation, the movant's interest must be impaired by disposition of the litigation without the movant's involvement and the movant's interest must not be represented adequately by any party to the litigation.

Rosado, 758 A.2d at 921 (citing *Washington Trust Co. v. Smith*, 42 Conn.App. 330, 336-37, 680 A.2d 988 (1996), *rev'd on other grounds*, 241 Conn. 734, 699 A.2d 73 (1997)); *Edwards v. Houston*, 78 F.3d 983, 999 (5th Cir.1996) (en banc)). Here, the Intervenors unequivocally meet each of the four enumerated requirements.

A. The Motion To Intervene Is Timely

The necessity for showing that an intervenor made a timely request for intervention involves a determination of how long the intervenor was aware of an interest before he or she tried to intervene, any prejudicial effect of intervention on the existing parties, any prejudicial effect of a denial to the intervenors and consideration of any unusual circumstances either for or against timeliness. *Rosado*, 758 A.2d at 921 (citing *Edwards*, 78 F.3d at 1000). The requirement that the request to intervene be prompt is applied more leniently if intervention as of right is sought, rather than permissively. *Horton v. Meskill,* 187 Conn. 187, 194, 445 A.2D 579 (Conn. 1982).

Timeliness is not an issue here where the Taubman Plaintiffs filed this Motion before the hearing on the Mandamus Motion and this Court has not held an evidentiary hearing on the Motion to Seal. *See Rosado*, 758 A.2d at 921 (holding that the intervenors' motion to intervene regarding discovery orders was timely as filed before the Court rendered a decision on the summary judgment motion which could have disposed of any discovery orders); *Washington Trust Co.*, 699 A.2d at 79 (although applicants moved to intervene in foreclosure action after foreclosure sale, motions were timely, as applicants who sought to protect their rights of redemption moved to intervene before the trial court approved the sale and rights of redemption could be exercised at any time prior to court approval of sale).

B. The Intervenors Have A Direct And Substantial Interest That Will Be Impaired If Intervention Is Not Granted.

Where, as in this case, the applicant for intervention has an interest that is of such a "direct and immediate character that the applicant will either gain or lose by the direct legal operation and effect of the judgment, " that applicant can intervene as of right. *St Bd. Of Educ.*, 571 A.2d at 150- 151 (citations omitted). Intervention as of right exists where the judgment rendered "affect[s] the proposed intervenor's direct or personal rights, [and] not those of another." *Horton*, 445 A.2d at 579.

As Limited Partners with contractual and statutory rights to the Partnership's books and records, it is clear that the Intervenors have a direct and immediate interest in this Court's ruling regarding the Motion To Seal. The Defendants to this Action have requested this Court to grant a Motion To Seal that directly abrogates the Intervenors' statutory and contractual rights to the Partnership information. Specifically, the Defendants seek to close the court room doors to the public, including the Limited Partners, and to seal "all files, pleadings and exhibits" from the Limited Partners' view. *See* Defendants Motion To Seal, at p. 1.

Defendant's Motion To Seal unquestionably flies in the face of the Agreement, under which, the Partners have the right to receive "full information regarding all transactions and circumstances affecting the Partnership . . ." Agreement, Section 5.04, Exhibit A. This right is reinforced by the Connecticut Uniform Limited Partnership Act, which provides the Limited

Partners with a right to "true and full information regarding the state of business and financial condition of the limited partnership," and "other information regarding the affairs of the limited partnership as is just and reasonable." Conn. Gen. Stat. Sections 34-18(2)(i) and (iii). The information to be disclosed in this Action and the other Related Lawsuits is exactly the type of information protected by statute and the Agreement. Morgan Stanley's Motion For Temporary Mandamus to order disclosure of the Partnership's book, records and other information is based on the premise that it has a right to such information under statute and the Agreement.

Defendants' purported concern that highly sensitive and proprietary information would, if disclosed to the public, cause significant risk of financial harm to the Partnership and the Limited Partners, deserves little credence when for the past few months, the Defendants have demonstrated little concern for the Limited Partners' rights. In fact, Defendants have consistently refused to recognize the Limited Partners' statutory and contractual rights to redemption of their Capital Account balances and access to Partnership information. *See* Defendants' Motion To Seal, at p. 2. Notably, Defendants have not even addressed the fact that their Motion To Seal annuls the Limited Partners' contractual and statutory rights to the Partnership information. Defendants have chosen to label this Motion To Seal as one against the General Public, a Motion that conveniently encompasses the exclusion of the Limited Partners from access to the courtroom proceedings or information produced in this Action. Regardless, of how the Defendants label this Motion To Seal, there is no question that the Intervenors, as Limited Partners, will be directly affected and have a direct and substantial interest in this Motion To Seal.

C. No Existing Party Adequately Represents The Intervenors' Interests

The most significant factor in accessing the adequacy of representation is how the interest of the absentees compares with the interests of the present parties. *Rosado*, 758 A.2d at 925. One successfully establishes inadequate representation "if the applicant shows that representation of his interest may be inadequate." *Rosdao*, 758 A.2d at 925 (quoting *Trbovich v. United Mine Workers*, 404 U.S. 528, 538 n. 10 (1972)).

Neither Morgan Stanley, and certainly not the Defendants, represent the Intervenors' interests. Indeed, the Motion to Seal was initially filed by Morgan Stanley and, although, it subsequently withdrew the Motion, the Intervenors cannot rely on Morgan Stanley to vindicate their right to the Partnership information. As of this date, Morgan Stanley has not filed opposition papers to Defendants' Motion To Seal and appears to take a neutral position on this issue. The Defendants' interests are clearly adverse to the Intervenors' as their Motion to Seal would effectively annul the Intervenors' contractual and statutory rights to Partnership information.

Thus, because the Intervenors have a direct, substantial and personal interest in this Motion To Seal, which interest is not represented by the present parties to this Action, this Court should grant the Intervenors' Motion To Intervene. Moreover, it would be manifestly unfair for one Limited Partner to gain access to information through a public forum and wall off such information from other similarly situated Limited Partners.

II. The Motion To Seal Information From The General Public Should Not Be Granted Under Practice Book, Section 11-20, The Connecticut Common Law, And The First Amendment

Section 11-20(a) of the Connecticut Practice Book ("Section 11-20(a)") will only permit the Courts to issue a sealing order in the limited situation when such an order is "necessary to preserve an interest which is determined to override the public interest." *ABC, LLC*, 2000 WL 1701226, at *4. In particular, Section 11-20(a) provides that a Court "shall not order that any files, affidavits, documents, or other materials on file with the Court . . . be sealed or their disclosure limited," except as otherwise provided by law. Section 11-20(b) of Connecticut Practice Book establishes a presumptive right of access to documents on file with the Court and provides that such a sealing order may be entered only if the Court concludes that it:

> is necessary to preserve an interest which is determined to override the public's interest in attending such proceeding or in viewing such materials. Any such order shall be no broader than necessary to protect such overriding interest.

An order sealing judicial records must be supported by findings made after an evidentiary hearing or based upon a stipulation of facts. *Doe v. Hartford Roman Catholic Diocesan Corp.*, 51 Conn. App. 287, 291, 721 A.2d 154, 156 (1998); Practice Book, Section 11-20(c).

Noting the importance of preserving the openness of the courtroom to the public, the District Court of Connecticut explained that this presumption of openness, dictated by Section 11-20, reflects the community's interest in the functioning of the judicial process.

> The adjudicative process...is a function of the law which is derived from the community's delegation to the courts and to the legislature of the power to establish and enforce the substance of the law. That process is a matter of public concern as the enforcement of the law has a broader impact than just the decision in the dispute of particular parties. So also the community has a real concern as to the process by which the law is justly enforced. The public's concern is accommodated by the openness of the court's record. By access to the record, the public best ensures that the authority it has delegated to the courts and the substantive law enacted under authority delegated by the

> community are exercised and enforced consistent with the charge to the court implicit in the delegation of authority.

Hartford v. Chase, 733 F. Supp. 533, 535 (D. Conn. 1990), *rev'd on other grounds* 942 F.2d 130 (2d Cir. 1991).

Accordingly, Section 11-20 and cases decided thereunder establish a "strong presumption against allowing the sealing of files." *Sabanosh v. Durant*, No. CV 96054525, 1997 WL 804871, at *4 (Conn. Super. 1997).[4/] In addition, Connecticut Courts have ruled that sealing court documents implicates First Amendment Rights. *ABC, LLC,* 2000 WL 1701226, at *4 (citing *Wendt v. Wendt*, 45 Conn.Supp. 208, 210, 706 A.2d 1021 (1996) *aff'd*, 757 A.2d 1225 (Conn.App. 2000)). Thus, it has been stated that because "[o]penness of court proceedings and accessibility of court files is essential to maintaining public confidence in our judicial process," sealing should be ordered only in "rare and exceptional circumstances." *ABC, LLC*, 2000 WL 1701226, at *4.

A. The Presumption Against Sealing Judicial Records Cannot Be Overcome in This Case

Whether analyzed under the First Amendment or under Section 11-20, the barriers to sealing any portion of the judicial records of these proceedings and from preventing the general public from gaining access to the court room proceedings are formidable. "[W]here...the State attempts to deny the right of access in order to inhibit the disclosure of sensitive information, it must be shown that the denial is [a] necessitated by a compelling governmental interest and [b] narrowly tailored to serve that interest." *Globe Newspaper Co. v. Superior Court,* 457 U.S. 596, 606-07; *State v. Kelly*, 45 Conn. App. 142, 145, 695 A.2d 1 (1997). *See also* Practice Book,

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[4/] All unreported decisions are attached hereto as exhibit D.

Section 11-20 (sealing orders must be supported by findings of an "overriding interest" and must be "no broader than necessary.")

Moreover, before public access to a case file may be restricted, it must be demonstrated that closure will effectively serve its intended interests. *Globe*, 457 U.S. at 610; *Press-Enterprise Co. v. Superior Court,* 464 U.S. 501, 510 (1984). Stated otherwise, "the essential question [is] whether the parties requesting confidentiality [have] shown interests that outweigh the presumed right of public access and the public's interest in an open process." *Sabanosh*, 1997 WL 804871, at *3 (*citing City of Hartford*, 733 F. Supp. at 536)).

Connecticut Courts have rejected parties' prior attempts to shield financial information from the general public. In *Saundry v. Saundry*, No. FA 960253546S, 1996 WL 434297, at *1 (Conn. Super. July 15, 1996), the parties to a dissolution of marriage action jointly moved to seal the file and close the hearings in the case. The plaintiff was concerned with disclosure of financial information relevant to her solo law practice, and both parties were concerned about disclosures that would affect the parties' minor children. Denying their joint Motion To Seal, Judge Silbert ruled that "[t]he plaintiff's concern about disclosure of her financial situation is not such an overriding interest, . . ." and denied the motion to seal.

Similarly, in *Randall v. Halloran & Sage*, No. 2/28/94, 1994 WL 60060, at * 1 (Conn.Super. Feb. 15, 1994), the plaintiff brought suit against the defendants alleging breach of contract and intentional infliction of emotional distress arising out of a partnership relationship between the parties. The defendants sought a protective order to seal the pleadings or any documents which would disclose aspects of the partnership relationship, specifically matters covered by the attorney-client privilege and proprietary or confidential information. The court noted that there was no indication of any item in the court file the disclosure of which would violate the attorney-client privilege, and that the firm's gross income was not confidential. The decision noted that, although internal financing efforts were mentioned, they appeared to have a possible effect on the interests and motives of the parties. Thus, the court denied the motion for protective order. *Id.* at *1.

Despite the overwhelming hurdle that Defendants have to climb to obtain a Motion To Seal, Defendants cite merely one Connecticut case in support of their Motion to Seal - a case that is clearly factually distinguishable from this Action. *Wendt v. Wendt*, 45 Conn.Supp. 208, 706 A.2d 1021, 1025 (1996), *aff'd* 757 A.2d 1225 (Conn.App. 2000))[5/] Imperative to the *Wendt* Court's ruling, was the fact the information to be disclosed was inside information from the President and CFO of a Fortune 500 Company, General Electric. Judge Tierney determined that public knowledge of testimony regarding the CFO's intention to exercise his stock options, as well as public knowledge of opinions of valuation information that came from an insider, could impact the stock price of General Electric. *Wendt*, 706 A.2d at 1025.

Notwithstanding Defendants' efforts to categorize the information to be disclosed in this Action as similar to that at issue in *Wendt*, Lancer Partners is a far cry from General Electric and this Action, and the Related Lawsuits, do not attract a fraction of the general public's interest as in the *Wendt* case. Moreover, the mere contention that "highly confidential and proprietary" may be discovered is insufficient to establish an overriding interest. The Defendants cannot request a blanket Order to seal all proceedings and information disclosed in this Action based on unsupported allegations that information sought by Morgan Stanley consists of the "most sensitive financial information" not even required to be disclosed under statute or the partnership agreement. Defendants' Motion To Seal, at p. 4. Even a cursory review of the Morgan Stanley's

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[5/] Notably, Judge Tierney, the author of the *Wendt* decision denied Defendants' Motion To

Mandamus papers demonstrates that they are merely seeking to enforce their contractual and statutory rights to Partnership information. Moreover, the Mandamus Motion is dependent on the Limited Partners' rights to information under the Agreement and Statute. Further, there is little doubt that, if Defendants really believe that Morgan Stanley is seeking information that Limited Partners have no right to access by statute or Agreement, the Defendants will not produce this information. Rather, it is likely, in this situation, the Defendants would seek a judicial ruling on the matter.

B. Any Order to Seal Must Be No Broader Than Necessary To Protect The Overriding Interest

Section 11-20(b) mandates that, even if the court determines that the party requesting the Seal has demonstrated an overriding interest, "[a]ny . . . order [to seal] shall be no broader than necessary to protect the overriding interest." While the Defendants disguise their Motion to Seal as an attempt to protect the Limited Partners by preventing the Public from gaining access to confidential information, in truth, this Motion is nothing more than a veiled attempt to keep the Limited Partners in the dark. The Defendants have refused to honor information requests made by at least four different plaintiffs in the Related Lawsuits, including Morgan Stanley, Rye, Taubman and CooperFund. This Motion To Seal is a disguised attempt to continue stonewalling all of the Limited Partners' efforts to ascertain the financial well being of the Limited Partnership.

If the Defendants are truly concerned about protecting the Limited Partners, and safeguarding alleged "non-public information," from the general public, then this Court can protect this information without infringing on the Limited Partners' contractual and statutory rights to access the Partnership information. The simple answer to the Defendants' concerns is to prevent the general public ***but not*** the Limited Partners from attending the court proceedings and gaining access to information filed with the Court.

Seal in the KPF Action.

CONCLUSION

For the reasons provided above, the Intervenors respectfully request that this Court permit them to intervene in this Action for the sole purpose of objecting to the Motion To Seal and that this Court refuse to grant the Motion to Seal, or in the alternative, exempt the Limited Partners from any Order to Seal.

INTERVENORS,
TAUBMAN INVESTMENTS
LONG/SHORT STRATEGIES, LLC,
STOCKER INVESTMENT COMPANY, LLC,
GM CAPITAL PARTNERS, LLC and
ROBERT C. LARSON, in his capacity as
TRUSTEE,



By: ____________________
Robert M. Dombroff, Esq.
Miriam Dowd, Esq.
Bingham McCutchen LLP
One State Street
Hartford, Connecticut 06103
Tel.: (860) 240-2700
Juris No. 27045
Their Attorneys

CERTIFICATION

The undersigned certifies that on April 14, 2003, a copy of the foregoing Motion to Intervene was sent via federal express mail, to the following of record:

Kathleen D. Warner, Esq.
DAY, BERRY & HOWARD
One Canterbury Green
Stamford, CT 06901-2047
Counsel For The Plaintiff
Tel.: (203) 977-7300
Fax: (203) 977-7301

David A. Slossberg, Esq.
HURWITZ & SAGARIN PC
147 North Broad Street
PO BOX 112
Milford, CT 06460
Tel.: (203) 877-8000
Fax: (203) 87809800
Counsel for the Defendants



Miriam Dowd

LANCER PARTNERS, LIMITED PARTNERSHIP

LIMITED PARTNERSHIP AGREEMENT

.MITED PARTNERSHIP AGREEML.:T

of

LANCER PARTNERS, LIMITED PARTNERSHIP

AGREEMENT made as of the 24th day of November, 1997, by and between LANCER MANAGEMENT GROUP II, LLC (the "General Partner"), with an address at 980 Post Road East, Westport, Connecticut 06880 and the undersigned limited partners appearing on Schedule "A" hereto, which Schedule A shall be amended from time to time to reflect the admission and withdrawal of limited partners (collectively, the "Limited Partners").

ARTICLE I

General Provisions

Section 1.01 Formation. The parties hereto hereby form LANCER PARTNERS, LIMITED PARTNERSHIP. as a limited partnership (the "Partnership") pursuant to the provisions of the Connecticut Uniform Limited Partnership Act ("CTULPA").

Section 1.02 Partnership Name. The name of the Partnership is and shall be Lancer Partners, Limited Partnership.

Section 1.03 Purpose. The purpose of the Partnership is to serve as a fund through which the assets of its Partners may be utilized in investing and trading in securities of every kind and nature and rights and options relating thereto.

Section 1.04 Place of Business. The principal place of business of the Partnership shall be at 980 Post Road East, Westport, Connecticut 06880 or elsewhere within or outside the State of Connecticut as the General Partner may from time to time determine.

Section 1.05 Fiscal Year and Fiscal Period. The fiscal year of the Partnership shall end on December 31 of each year, which fiscal year may be changed by the General Partner (hereinafter called the "Fiscal Year"). The term Fiscal Period shall mean any one or more of the following (a) the period from the first day of the Fiscal Year to the last day of the third month of the Fiscal Year, (b) the period from the first day of the fourth month of the Fiscal Year to the last day of the sixth month of the Fiscal Year, (c) the period from the first day of the seventh month of the Fiscal Year to the last day of the ninth month of the Fiscal Year; (d) the period from the first day of the tenth month of the Fiscal Year to the last day of the Fiscal Year and (e) such other periods as may be designated from time to time as a Fiscal Period by the General Partner.

Section 1.06 Term of Partnership. The Partnership shall continue until December 31, 2044, unless dissolved on the last day of a particular Fiscal Year as hereinafter provided or otherwise terminated as provided in Section 13.01 below.

ARTICLE II

Names of Partners; Admission of Partners

Section 2.01 Names of Partners. Lancer Management Group II, LLC is the General Partner and the name of each Limited Partner is set forth on Schedule A. The General Partner and Limited Partners of the Partnership at any time and from time to time are referred to as the General Partner and Limited Partners, respectively, and are collectively referred to as the Partners.

Section 2.02 Admission of Partners. Additional Partners may be admitted to the Partnership at other times as provided in ARTICLE VIII below. In connection with the admission of a Partner to the Partnership, such Partner shall, in advance of such admission and as a condition thereto, sign a copy of this Agreement. Upon the admission of a Limited Partner, the Initial Limited Partner listed on the signature page hereof shall withdraw from the Partnership.

ARTICLE III

Management

Section 3.01 Management of Partnership. The Limited Partners shall take no part in the management or control of the Partnership business and shall have no authority to act for or bind the Partnership. The General Partner shall have the sole and exclusive power, discretion and authority regarding the making of investments on behalf of the Partnership as limited by Section 3.05 and of exercising the powers set forth in Section 3.02. The General Partner shall devote so much of its time and efforts to the affairs of the Partnership as may in its judgment be necessary to accomplish the purposes of the Partnership. Nothing herein contained shall prevent the General Partner or any other Partner from conducting any other business including any business with respect to securities. The General Partner and Limited Partners are not prohibited from buying or selling securities for their own accounts, including the same securities as are purchased, sold or held by the Partnership, but the General Partner shall not buy securities from or sell securities to the Partnership without the written consent of all the Partners.

It is the present intention of the General Partner to allocate the capital of the Partnership primarily among securities and other investments of any nature or kind which are publicly traded including, but not limited to, the purchase and sale of stocks, bonds, debentures, options on stocks, preferred stock, convertible securities and such other financial instruments as the General Partner deems appropriate. The General Partner shall select investments and shall invest the funds of the Partnership from time to time as the General Partner deems appropriate.

Section 3.02 <u>Powers of the General Partner</u>. Without in any way intending to limit the powers of the General Partner, the General Partner shall have the following powers on behalf of the Partnership:

(a) As provided in Section 3.01, to allocate all of the assets of the Partnership among securities, domestic and foreign, to be selected by the General Partner, including but not limited to the right to:

(i) purchase, hold and sell securities and rights therein of any kind or nature;

(ii) purchase, hold, sell and otherwise deal in put and call options, monetary instruments and any combinations thereof and other financial instruments of any nature or kind; and

(iii) maintain margin accounts with brokers, to pledge securities for loans and, in connection with any such pledge, to effect borrowings from brokers or banks in such amounts as may be determined from time to time.

(b) To do any act or execute any agreement of any nature necessary to pursue the business of the Partnership in accordance with the provisions of this Agreement and all applicable Federal, state and local laws and regulations.

(c) To acquire and enter into any contract of insurance that the General Partner deems necessary or appropriate for the protection of the Partnership and the General Partner or for any purpose convenient or beneficial to the Partnership.

(d) To employ persons, whether full-time or part time, in the operation and management of the business of the Partnership, on such terms and for such compensation as the General Partner shall determine.

(e) To open accounts, deposit and maintain funds in the name of the Partnership in banks or savings and loan associations and to temporarily invest such funds in United States government bonds or other short-term interest bearing instruments, provided, however, that the Partnership funds shall not be commingled with the funds of any other person or entity.

(f) To cause the Partnership to make or revoke any of the elections referred to in Section 754 of the Internal Revenue Code of 1986, as amended (the "Code"), or any similar provision enacted in lieu thereof.

(g) To select as its accounting year the period ending December 31 or other Fiscal Year as is permitted by the Internal Revenue Service ("IRS").

(h) To engage accountants, attorneys, investment managers, and other consultants and advisors.

(i) To establish and maintain, for the conduct of Partnership affairs, at least one office in the State of Connecticut, and in connection therewith, rent or acquire office space and do such other acts as may be deemed necessary or advisable in connection with maintenance or administration of such office.

(j) To amend this Agreement to reflect the addition or substitution of Limited Partners, in accordance with the terms hereof, or the reduction of Capital Accounts (as hereinafter defined) upon the return of capital to Partners.

(k) To require a provision in all Partnership contracts that the General Partner shall not have any personal liability therefor, but that the person or entity contracting with the Partnership is to look solely to the Partnership and its assets for satisfaction.

(l) To purchase and sell Partnership assets at such price or amount for cash, securities or other property and upon such terms as are deemed in the General Partner's absolute discretion to be in the best interests of the Partnership.

(m) To prepare, or cause to be prepared, and to execute, acknowledge and deliver any and all instruments to effectuate the business of the Partnership, including, but not limited to, annual and/or interim reports, a copy of which shall be delivered to each Partner, as provided in Sections 3.07 and 13.04 hereof.

(n) To establish such reserves as the General Partner shall, in its sole but reasonable discretion, deem appropriate to pay current and future, definite, contingent and possible obligations of the Partnership.

Section 3.03 Actions of General Partner. The General Partner is authorized to act individually on behalf of the Partnership and may execute all documents and instruments on behalf of the Partnership without requirement of the execution thereof by any other Partner. Third parties may rely on execution of any documents on behalf of the Partnership by the General Partner.

Section 3.04 Liability and Indemnification. The General Partner shall not be liable to the Partnership or the Limited Partners for any action taken or omitted to be taken in connection with the business or affairs of the Partnership so long as the General Partner has acted in good faith and is not found to be guilty of gross negligence or willful misconduct with respect thereto. It shall be conclusively presumed and established that the General Partner has acted in good faith if any action is taken, or not taken, by the General Partner on the written advice of legal counsel or other independent outside consultants.

The Partnership agrees to indemnify and hold harmless the General Partner from and against any and all claims, actions, demands, losses, judgments, penalties, fines, costs, damages, loss, threat of loss and expenses (including attorney's fees) as a result of any claim or legal proceeding related to any action taken or omitted to be taken in connection with the business and affairs of the Partnership (including the settlement of any such claim or legal proceeding); provided, however, that the party against whom the claim is made or legal proceeding is directed is not guilty of gross negligence or willful misconduct as determined by a court of competent jurisdiction. Any indemnity under this Section shall be paid from and to the extent of Partnership assets only and only to the extent that such indemnity does not violate applicable Federal and state laws.

Section 3.05 Absolute Restrictions. The General Partner shall not authorize the transfer of any Partner's interest in the Partnership (hereinafter individually "Partnership Interest" and collectively, "Partnership Interests") if the result of said transfer will be a sale or exchange of more than fifty (50%) percent of the Partnership Interests within a twelve (12) month period or if it would otherwise materially affect the income benefits anticipated by the Limited Partners.

. The General Partner shall not do any act, whether of omission or commission, that would make it impossible to carry on the normal business of the Partnership (other than a sale at arm's length of all or any portion of the Partnership's assets to which the Limited Partners hereby consent).

The General Partner shall not confess judgment against the Partnership or authorize anyone to confess judgment against the Partnership.

The General Partner shall not enter into any agreement on behalf of the Partnership that exposes any other Partner to any liability unless such other Partner consents in writing thereto.

Section 3.06 No Prohibition Against Other Business Ventures. The General Partner may engage and hold interests in other business ventures of every kind and description for its own account including, without limitation, other investment entities similar to the Partnership, whether such business ventures are in direct or indirect competition with the Partnership and whether the Partnership or any of the Partners also has an interest therein.

Section 3.07 Duty to Keep Books, Financial and Tax Reports. At all times during the existence of the Partnership, the General Partner shall keep full and true books of account on the accrual basis, in which shall be entered fully and accurately each transaction of the Partnership. The General Partner has the power, in its sole discretion, to delegate the administrative bookkeeping functions relating to the Partnership to an agent, which may be the Partnership's accountants. Such books, together with a certified copy of the Certificate of Limited Partnership and any amendments thereto ("Certificate"), shall at all times be maintained at the principal office of the Partnership, and open to reasonable inspection and examination by the Partners, during normal business hours upon prior written notice. Any such inspection must be in good faith without any intent to damage the Partnership or any of its Partners in any manner.

The General Partner shall cause to be prepared and distributed to each Partner as soon as practicable following the end of each Partnership Fiscal Year an audited annual financial statement prepared in accordance with generally accepted accounting principles, consistently applied. The General Partner shall also cause to be prepared by an independent certified public accountant on an accrual basis and shall file all Federal, state and local income, franchise, gross receipts, payroll and other tax returns that the Partnership is obligated to file. Copies of all Partnership tax returns, information returns or reports shall be available to all Partners as soon as practicable after the close of the Partnership Fiscal Year at the principal office of the Partnership. Copies of Schedule K-1 of the Partnership Tax Return (Form 1065) shall be distributed to all Partners as soon as practicable after the end of the Partnership Fiscal Year.

Section 3.08 Section 754 Change in Basis. In the event of a transfer or withdrawal (in accordance with the provisions of this Agreement) of all or part of the Partnership Interest of any Limited Partner, the General Partner may, in the case of a transfer, adjust that Limited Partner's basis in the Partnership and, in the case of a withdrawal, the basis in the Partnership of all remaining Partners for Federal income tax purposes, pursuant to Section 754 of the Code.

ARTICLE IV

Resignation; Prohibition Against Transfer; Continuation of Partnership; and Substitution of General Partner

Section 4.01 General Partner Resignation and Involuntary Withdrawal; Prohibition Against Transfer by General Partner. The General Partner shall not be permitted to voluntarily withdraw or resign as a General Partner except upon no less than thirty (30) days prior written notice to all Limited Partners. In the event of death, insanity, disability or other incompetency of the General Partner or if a voluntary or involuntary petition for bankruptcy shall be filed by or against the General Partner or the General Partner shall make any assignment for the benefit of creditors (collectively, "Involuntary Withdrawal"), the General Partner or the General Partner's trustee, receiver or assignee shall become inactive in the affairs of the Partnership, shall have none of the rights and powers of a General Partner hereunder, shall have no authority to act on behalf of the Partnership or have any voice in the management and operation of the Partnership. The General Partner shall not assign, transfer, sell, mortgage or otherwise encumber or transfer its Partnership Interest except to the extent that the General Partner remains a General Partner and the transfer is otherwise permitted under the CTULPA.

Section 4.02 Continuation of Partnership; Appointment of Substitute General Partner by Limited Partners. If an event as set forth in Section 13.01(b) below occurs, the Limited Partners shall have the right, within ninety (90) days after such event by: (i) affirmative vote of each of the Limited Partners, to continue the Partnership and appoint a substitute General Partner; or (ii) affirmative vote of Limited Partners owning more than fifty (50%) percent of the Interests of the Limited Partners, to continue the Partnership with any remaining General Partner; in either event the Partnership shall not dissolve and shall continue its existence. If the Limited Partners elect to continue the Partnership, a favorable opinion of counsel is required to the effect that the Partnership will continue to be a partnership for Federal income tax purposes.

Section 4.03 Substitute General Partner Requirements. Any substitute General Partner shall execute and acknowledge any and all instruments that are necessary or appropriate to effect the admission of any such person or entity as a substitute General Partner, including, without limitation, the written acceptance and adoption by such person of the provisions of this Agreement and an amendment of the Certificate. Any successor to such office of General Partner shall have all of the rights (except as expressly provided to the contrary herein) powers and obligations that the General Partner possessed prior to its withdrawal from the Partnership.

ARTICLE V

Status, Rights, Powers and Voting Rights of Limited Partners

Section 5.01 Limited Liability. A Limited Partner, or a substitute or Additional Limited Partner, shall not be personally liable or bound for the expenses, liabilities or obligations of the Partnership beyond the amount of such Partner's Capital Contributions (as defined below) as required by Schedule A annexed hereto.

Section 5.02 Capital Contributions. No Limited Partner shall be entitled to a return of such Limited Partner's Capital Contribution or any portion thereof except as set forth in ARTICLE VII below and no time has been agreed upon for the return of any Partner's Capital Contribution except as herein provided.

Each Limited Partner, if such Limited Partner receives a return of all or any part of such Limited Partner's Capital Contribution, may to the extent provided for in the CTULPA be liable to the Partnership for an amount equal to such returned contribution, without interest.

Section 5.03 Liability of Limited Partner. No Limited Partner shall be obligated to provide any contributions to the capital of the Partnership in addition to those specified in Section 9.02 of this Agreement.

No Limited Partner shall be obligated to make any loan to the Partnership.

Section 5.04 Rights of Limited Partners to Inspect Books, Records, and Partnership Documents. Each Limited Partner shall have the same right as the General Partner (except to the extent limited by Section 3.07) to inspect and copy the Partnership's books and records upon prior written notice at any reasonable time and at such Limited Partner's sole cost and expense, and to receive on demand true and full information regarding all transactions and circumstances affecting the Partnership, and a formal account of the Partnership's affairs whenever circumstances render it just and reasonable. Pursuant to Section 34-10d of the CTULPA, the General Partner shall not be required to deliver a copy of the Certificate or any other certificate referred to therein to any Limited Partner unless a specific request therefor is made by such Limited Partner.

Section 5.05 No Restriction on Other Activities. A Limited Partner may engage and hold interests in business ventures of every kind and description for such Limited Partner's own account including, without limitation, business ventures which are, directly or indirectly, in competition with the Partnership and whether the Partnership or any of the Partners also has an interest therein. Neither the Partnership nor any of the Partners shall have any rights in such independent business ventures by virtue of this Agreement.

Section 5.06 Voting Rights. In addition to the rights to vote conferred upon the Limited Partners elsewhere in this Agreement, the Limited Partners shall have the right to vote upon the following matters affecting the basic structure of the Partnership. In order to become an act of the Partnership, all such matters voted upon as described in Section 5.06(a) below shall require the written consent of each of the Limited Partners and all such matters voted upon as described in Section 5.06(b) below shall require the written consent of Limited Partners owning more than fifty (50%) percent of the Interests of the Limited Partners:

(a) Except as otherwise provided herein, the appointment of an additional or substitute General Partner, and the terms and conditions (other than those set forth in this Agreement) for the admission of an additional or substitute General Partner.

(b) Amendment or modification of the Certificate and/or this Agreement other than an amendment to admit Additional or Substitute Limited Partners and to withdraw Limited Partners.

Section 5.07 Constructive Consent by Limited Partners. Except with respect to the appointment of an additional or substitute General Partner pursuant to Section 5.06(a) above and the election to continue the Partnership pursuant to Section 4.02 above, in the event the General Partner requires the consent of the Limited Partners in order to take action, and written notice of such action is mailed to such Limited Partners (certified mail, return receipt requested) those Limited Partners not affirmatively objecting in writing within thirty (30) days after such notice is mailed, shall be deemed to have consented to the proposed action set forth in the General Partner's notice.

Section 5.08 Rights as to Dissolution. Except as otherwise provided for in the CTULPA, the Limited Partners shall have no right or power to cause the dissolution and winding up of the Partnership by court decree or otherwise or to withdraw or reduce their Capital Contributions, except as set forth in the Certificate and this Agreement. No Limited Partner shall have the right to bring an action for partition against the Partnership.

ARTICLE VI

General Partner's Fees and Partnership Expenses

Section 6.01 General Partner's Fee. The General Partner shall select investments and monitor their performance, investigate, select and deal with natural persons, business entities and others with whom the Partnership has business or other relationships or with whom having those relationships might be necessary or desirable; provide office space and office equipment, executive, clerical and secretarial personnel and services, and the use of accounting equipment; and prepare from time to time for submission to the Partners' reports concerning the business of the Partnership.

The General Partner will receive a quarter-annual management fee ("Basic Fee") of one-quarter (.25%) percent of the Partnership's Net Worth (as defined below) at the end of each quarter-annual Fiscal Period. Notwithstanding the above, the Basic Fee for the period or periods during which the offering remains open and for the first and last quarter-annual Fiscal Periods of the Partnership shall be calculated on the basis of the average daily total of Capital Accounts during such period. Accordingly, a pro rata Basic Fee will be charged to Partners on any amount permitted to be invested or withdrawn during any quarter-annual or semi-annual Fiscal Period, as applicable.

Section 6.02 Partnership Expenses. The Partnership will pay all of its accounting, legal and other operating expenses, including the expenses of the admission of the Limited Partners to the Partnership (collectively, "Administrative Expenses") for each calendar year up to a maximum of one (1%) percent of the Partnership's Net Worth at the end of each calendar year ("Expense Cap"). To the extent that the Administrative Expenses exceed the Expense Cap in any calendar year, the General Partner shall pay such excess Administrative Expenses either by charging its Capital Account or by making a direct payment, as determined by the General Partner in its sole discretion. The Expense Cap, however, does not apply to brokerage commissions and other trading and investment charges and fees which shall be paid by the Partnership.

ARTICLE VII

Withdrawals from Capital Account

Section 7.01 Permissible Withdrawals. A Partner may withdraw all or any part of such Limited Partner's Capital Account (as defined below) in the manner and to the extent provided in Section 7.02.

Section 7.02 Withdrawal Procedure. Any Partner may withdraw capital from such Partner's Capital Account after one (1) year from the date of such Partner's Initial Capital Contribution (as defined below) as of July 1st and January 1st of each calendar year, provided the Partner shall give written notice to the Partnership (which notice may be waived by the General Partner) of the Partner's intention to make such withdrawal not less than ninety (90) days prior thereto. All withdrawals shall be deemed made after the end of such Fiscal Period and prior to the commencement of the following Fiscal Period.

(a) A Limited Partner who requests a partial withdrawal of less than ninety-five (95%) percent of such Limited Partner's Capital Account balance shall be paid within fifteen (15) days after the end of the Fiscal Period during which the required notice of withdrawal is received by the Partnership.

(b) A Limited Partner who is withdrawing from the Partnership shall be paid at least ninety-five (95%) percent of such Limited Partner's Capital Account balance within fifteen (15) days after the end of the Fiscal Period during which the required notice of withdrawal is received by the Partnership.

(c) The balance of a withdrawing Limited Partner's Capital Account shall be paid as soon as practicable after completion of the applicable interim unaudited financial statements by the Partnership for the June 30th Fiscal Period or the audit of the Partnership with respect to the Fiscal Year.

(d) The General Partner may require any Limited Partner to withdraw from the Partnership if the General Partner considers such withdrawal to be in the best interests of the Partnership or for any other reason. In such event, the General Partner shall give not less than three (3) days' written notice to the Limited Partner specifying the date of withdrawal. As soon as practicable thereafter, the withdrawing Limited Partner shall receive such Limited Partner's Capital Account balance as of the withdrawal date, subject to all appropriate adjustments pursuant to the provisions of this Agreement.

(e) In the event of the death of a Limited Partner, the deceased Limited Partner's interest shall continue at the risk of the Partnership business until the end of the then current Fiscal Year.

(f) All payments under this ARTICLE VII shall be made in cash or marketable securities or both, as the General Partner may in its discretion determine.

ARTICLE VIII

Additional Limited Partners

Section 8.01 Future Issuance of Partnership Interests. The General Partner may admit as of the first day of any Fiscal Period, or at any other time that the General Partner determines as additional Limited Partners ("Additional Limited Partners") persons who contribute cash and/or securities (valued at their full market value as determined by the General Partner) for Partnership Interests ("Capital Contributions"). Any Capital Contribution received within the first five (5) business days of any Fiscal Period will be deemed made as of the beginning of such Fiscal Period. As to any Capital Contribution received more than five (5) business days after the beginning of any Fiscal Period, the General Partner, in its sole discretion, shall have the option to (a) deem such Capital Contribution to have been made as of the beginning of such Fiscal Period, or (b) place such Capital Contribution in an interest bearing account until the next Fiscal Period. If option (b) is selected by the General Partner, any interest earned thereon shall be credited to the Additional

Limited Partner's Capital Account. In the event that Additional Limited Partners are admitted pursuant to this Section, the General Partner shall end the prior Fiscal Period on the last day of the prior month and commence a new Fiscal Period on the date of the admission of the Additional Limited Partner and upon such admission, the Partnership interests shall be adjusted and reallocated based upon the Capital Accounts of the respective Partners.

ARTICLE IX

Capital Accounts, Capital Contributions Net Worth Adjustments and Taxable Income and Loss

Section 9.01 Capital Accounts. A Partner's "Capital Account" as of a particular date shall consist of the following:

(a) An amount equal to the Partner's Original Capital Contribution (as hereinafter defined);

(b) The increase, if any, to such account by reason of Additional Capital Contributions;

(c) The decrease, if any, to such account by reason of withdrawals from such Capital Account; and

(d) The increase or decrease, if any, to such account in accordance with the provisions of Section 9.06 below allocated and credited or charged to the Capital Accounts of all Partners.

Section 9.02 Original Capital Contributions. A Partner's "Original Capital Contribution" shall be the amount of the Capital Contribution contributed by the Partner upon such Partner's admission as a Partner.

Section 9.03 Additional Capital Contributions. A Partner shall be permitted, with the consent of the General Partner, to make additional Capital Contributions ("Additional Capital Contributions") to the capital of the Partnership as of the first day of any Fiscal Period or at any other time that the General Partner determines. Any Additional Capital Contributions received within the first five (5) business days after the beginning of a Fiscal Period shall be deemed made as of the beginning of such Fiscal Period. As to any Additional Capital Contribution received more than five (5) business days after the beginning of any Fiscal Period, the General Partner, in its sole discretion, shall have the option to (a) deem such Additional Capital Contribution to have been made as of the beginning of such Fiscal Period, or (b) place such Additional Capital Contribution in an interest bearing account until the next Fiscal Period. If option (b) is selected by the General Partner, any interest earned thereon shall be credited to the Limited Partner's Capital Account.

Section 9.04 Adjustment to Capital Accounts for Withdrawals. The Capital Account of a Partner shall be reduced by the amount of each withdrawal made from such Partner's Capital

Account as of the date of such withdrawal. Notwithstanding anything to the contrary contained in the Agreement, in the event a Partner withdraws all of such Partner's Capital Account from the Partnership, the General Partner, in its sole discretion, may make a special allocation to said Partner for Federal income tax purposes of the net capital gains recognized by the Partnership, in the last Fiscal Year in which the Partner participates in the performance of the Partnership, in such manner as will reduce the amount, if any, by which such Partner's Capital Account exceeds the Federal income tax basis of such Limited Partner's Partnership Interest before such allocation.

Section 9.05 Determination of Net Worth. The net worth of the Partnership ("Net Worth") shall be determined on the accrual basis of accounting in accordance with generally accepted accounting principles consistently applied and, further, in accordance with the following:

(a) A determination shall be made on the last day of each Fiscal Year (or Fiscal Period, if required) as to the value of all Partnership assets and as to the amount of liabilities of the Partnership. In making such determination, securities which are listed on a national securities exchange or over-the-counter securities listed on the NASDAQ National Market System, shall be valued at their last sales price on such date, or, if no sales occurred on such date, at the mean between the "bid" and "asked" prices. Securities which are not so listed shall be valued at their last closing "bid" prices if held "long" and at their last closing "asked" prices if sold "short". Securities which have no public market shall be considered at such value as the General Partner may reasonably determine. Investment in partnerships, if any, shall be valued at their last reported value, updated by any interim valuations provided by such partnerships or by any other applicable valuation deemed reasonable by the General Partner. All such valuations shall be made as of the last trading day of the Fiscal Year (or Fiscal Period, as the case may be), and all values assigned to securities by the General Partner pursuant to this Section shall be final and conclusive as to all of the Partners.

(b) There shall be deducted the Basic Fee and properly accruable estimates of expenses for accounting, legal and other administrative services, subject to the Administrative Cap (whether performed therein or to be performed thereafter) and such reserves for contingent liabilities of the Partnership, including estimated expenses, if any, in connection therewith, as the General Partner shall determine; and

(c) The organizational expenses of the Partnership shall be amortized over a period of sixty (60) months or such shorter period as the General Partner shall select and, in computing the Net Worth of the Partnership, organizational expenses, shall be treated as an asset with a value equal to the unamortized amount thereof.

After the foregoing determinations have been made, a further calculation shall be made to determine the increase or decrease in Net Worth of the Partnership during the Fiscal Year (or Fiscal Period, as the case may be) just ended. The term "increase in Net Worth" shall be the excess of Net Worth at the end of any Fiscal Year (or Fiscal Period, as the case may be) over that of the preceding Fiscal Year (or Fiscal Period, as the case may be), after adjusting for interim capital contributions and withdrawals. The term "decrease in Net Worth" shall be the amount by which the Net Worth at the end of the Fiscal Year (or Fiscal Period, as the case may be) is less than the Net Worth of the Partnership as of the end of the preceding Fiscal Year (or Fiscal Period, as the case may be) after adjusting for interim capital contributions and withdrawals.

Section 9.06 Allocation of Increase or Decrease in Net Worth (Net Income).

9.06.01 The General Partner shall have allocated to its Capital Account net income of the Partnership (net increase in Net Worth) equal to twenty (20%) percent of the Partnership net income (on the accrual basis of accounting) ("General Partner Allocation") during each calendar year, in addition to the allocations of the balance of income and profits, or losses, to the General Partner based upon its Capital Account as set forth in Section 9.06.02.

In the event that the Partnership has a loss in any calendar year (net decrease in Net Worth), the income and profits on which the General Partner Allocation is based in subsequent calendar years shall be reduced by an amount equal to the loss until the aggregate reductions equal the amount of the loss.

9.06.02 Any net increase or decrease in Net Worth during any Fiscal Year (or Fiscal Period, as the case may be) shall be allocated as of the end of such Fiscal Year (or Fiscal Period, as the case may be), after allocation to the General Partner of the General Partner Allocation, to the Capital Accounts of all Partners in the proportions which each Partner's Capital Account bore to the sum of the Capital Accounts of all the Partners as of the beginning of such Fiscal Year (or Fiscal Period, as the case may be).

Section 9.07 Allocation for Tax Purposes.

9.07.01 Taxable income, losses and deductions of the Partnership for each year shall accrue to, and be borne by, the parties in proportion to their sharing of net increases or decreases in Net Worth, the allocations of various types of taxable income and losses likewise being as nearly as possible proportionate. The accountants will review for the Partnership the allocations and apportionments as may be appropriate with respect to Partners who are admitted to, or who withdraw from, the Partnership. With respect to transactions the tax consequences of which are reportable in a different taxable year than for financial accounting purposes in the determination of increase or decrease in Net Worth, the tax consequences of such transactions shall be allocated and apportioned to the parties in the same proportion as originally credited or charged to the parties for financial accounting purposes. Such transactions shall include, but not be limited to, unrealized capital gains or losses at the end of a Fiscal Year not reflected for tax purposes until received, paid or realized.

9.07.02 All allocations under this paragraph shall be made pursuant to the principles of Section 704 of the Code and in conformity with Treasury Regulations promulgated thereunder, or the successor provisions to such Section and Regulations.

9.07.03 All matters concerning the allocation of profits, gains and losses among the parties (including the taxes thereon) and accounting procedures not expressly provided for by the terms of this Agreement shall be determined by the General Partner in consultation with the accountants for the Partnership, whose determination shall be final and conclusive as to all of the parties.

Section 9.08 Hot Issues. The General Partner, in his sole and absolute discretion, shall have the authority to cause the Partnership to directly or indirectly participate in offerings of "hot issues" (i.e., offerings that trade above their offering price once secondary market trading begins). In the event that any Partner is a restricted person under the applicable rules of the National Association of Securities Dealers, Inc. ("NASD"), then the Partnership reserves the right to allocate any profits arising from "hot issues" trades away from such restricted Partner to the extent required by the rules of the NASD. To this end, any investment by the Partnership in a "hot issue" shall be made in a separate "hot issues" account. In such event, the General Partner shall be authorized to make an equitable adjustment to Capital Accounts for the fact that non-restricted Partners were receiving profits based in part on the capital of restricted Partners. Such adjustment may, in the sole and absolute discretion of the General Partner, and to the extent not prohibited by rules of the NASD, consist of (i) assessing an interest charge to the Capital Accounts of non-restricted Partners, in favor of the Partnership, in an amount deemed appropriate to compensate the Partnership for the use of capital by non-restricted Partners in connection with hot issue trades; (ii) specially allocating a portion of non-hot issue results of the Partnership from the non-restricted Partners to the restricted Partners; or (iii) such other adjustment as the General Partner considers equitable and is not inconsistent with the rules of the NASD.

ARTICLE X

Transfers of, and Restrictions on Transfers of, Partnership Interests of Limited Partners

Section 10.01 Restrictions on Transfer of Partnership Interests of Limited Partners.

10.01.01 Except for transfers by will or intestate succession, no Limited Partner may offer, sell, transfer, assign, exchange, hypothecate or pledge, or otherwise dispose of or encumber (hereinafter collectively, "Transfer" or "Transferred"), in whole or in part, such Limited Partner's Partnership Interest without the consent of the General Partner, which may be given or withheld in its sole discretion.

10.01.02 No Limited Partner may Transfer, in whole or in part, such Limited Partner's Partnership Interest if such Transfer, would cause the termination of the Partnership for

Federal income tax purposes, and any purported Transfer, that would cause the termination of the Partnership for Federal income tax purposes shall be void ab initio. Counsel for the Partnership shall give its written opinion to the General Partner as to whether any contemplated Transfer would cause the termination of the Partnership for Federal income tax purposes and the General Partner shall be entitled to rely conclusively upon such opinion in determining whether such Transfer would cause the termination of the Partnership and whether consent to such disposition should be given.

10.01.03 No Transfer of any Partnership Interest of a Limited Partner may be made unless the General Partner shall have received a written opinion of counsel satisfactory to the General Partner that such proposed Transfer: (i) may be effected without registration of the Partnership Interest being made under the Securities Act of 1933, as amended; and (ii) may be effected without violating any applicable state securities or "Blue Sky" law (including investment suitability standards).

10.01.04 In no event shall the Partnership Interest of a Limited Partner or any portion thereof be Transferred to a minor or incompetent, unless by will or intestate succession.

Section 10.02 Admission of Substitute Limited Partner.

10.02.01 Subject to the provisions of this ARTICLE X, an assignee of the Partnership Interest of a Limited Partner (which shall be understood to include any purchaser, transferee, donee or other recipient of any disposition of such Partnership Interest) shall be deemed admitted to the Partnership as a Limited Partner only upon the satisfactory completion of the following:

(i) consent of the General Partner shall have been given, which consent may be evidenced by a written consent executed by the General Partner or by the execution by the General Partner of an amendment, if required, to the Certificate evidencing the admission of such person as a Limited Partner;

(ii) the assignee shall have accepted and agreed to be bound by the terms and provisions of this Agreement (as it may be amended from time to time) by executing a counterpart hereof and shall have expressly assumed all of the obligations of the assignor hereunder, and shall have executed such other documents or instruments as the General Partner may require in order to effect the admission of such person as a Limited Partner;

(iii) an amendment to the Certificate, if required by Connecticut law, evidencing the admission of such person as a Limited Partner shall have been filed;

(iv) the assignee shall have delivered a letter containing a representation that the assignee's acquisition of the Partnership Interest is made as a principal for the assignee's own account, for investment purposes only and not with a view to the resale or distribution of such Partnership Interest, and that the assignee will not Transfer such Partnership Interest or any fraction thereof to anyone who does not similarly so represent and warrant;

(v) if the assignee is a corporation, the assignee shall have provided to the General Partner evidence satisfactory to counsel for the Partnership of its authority to become a Limited Partner under the terms and provisions of this Agreement;

(vi) the assignee shall have executed a power of attorney containing the terms and provisions set forth in ARTICLE XII;

(vii) the assignee shall have complied with all applicable governmental rules and regulations, if any; and

(viii) the assignee is an Accredited Investor (as such term is defined in Rule 501 promulgated under the Securities Act of 1933, as amended) and completes a questionnaire provided by the General Partner certifying that the assignee is an Accredited Investor.

10.02.02 The General Partner shall cooperate with the person or entity seeking to become a Substitute Limited Partner by preparing the documentation required by this Section 10.02 and making all official filings and publications as promptly as possible after the satisfaction by such person or entity of the conditions in this ARTICLE X to the admission of such person or entity as a Limited Partner of the Partnership. All expenses in connection herewith shall be paid by the person or entity seeking to become a Substitute Limited Partner.

Section 10.03 Rights of Assignee of Partnership Interest.

10.03.01 Subject to the provisions of Section 10.01, and except as required by operation of law, the Partnership shall not be obligated for any purposes whatsoever to recognize the assignment by any Limited Partner of such Limited Partner's Partnership Interest until the Partnership has received notice thereof.

10.03.02 Any person or entity who is the assignee of all or any portion of the Partnership Interest of a Limited Partner, but who has not become a Substitute Limited Partner, and desires to make a further disposition of such Partnership Interest, shall be subject to all the provisions of this ARTICLE X to the same extent and in the same manner as any Limited Partner desiring to make a disposition of his Partnership interest.

10.03.03 If a Limited Partner Transfers all or a portion of such Limited Partner's Partnership Interest, involuntarily, by operation of law or voluntarily, without the consent required by this ARTICLE X, the transferee or assignee shall be entitled only to receive that proportion of Profit and Loss, and any distribution of Partnership assets, attributable to the Partnership Interest acquired by reason of such disposition from and after the effective date of such disposition, and only upon notification of same to the General Partner.

Section 10.04 Effect of Bankruptcy, Death or Incompetence of a Limited Partner. The bankruptcy of a Limited Partner or an adjudication that a Limited Partner is incompetent (which term shall include, but not be limited to, insanity), shall not cause the termination or dissolution of the Partnership and the business of the Partnership shall continue. If a Limited Partner becomes bankrupt, the trustee or receiver of such Limited Partner's estate or, if a Limited Partner dies, such Limited Partner's executor, administrator or trustee, or, if such Limited Partner is adjudicated incompetent, such Limited Partner's committee, guardian or conservator, shall have the rights of such Limited Partner for the purposes of settling or managing such Limited Partner's estate or property and such power as the bankrupt, deceased or incompetent Limited Partner possessed to dispose of all or any part of such Limited Partner's Partnership Interest and to join with any assignee in satisfying conditions precedent to the admission of the assignee as a Substitute Limited Partner. Upon the death of a Limited Partner, the rights and obligations in respect to such Limited Partner's interest are set forth at Section 7.02.

Section 10.05 Attachment by Creditors. If a Partnership Interest is subjected to attachment by a creditor, or is assigned for the benefit of any creditor, the Partnership Interest obtained by such creditor shall be only that of an assignee, and in no event shall such creditor have the rights of a Substitute or Additional Limited Partner.

ARTICLE XI

Representations and Warranties

Section 11.01 Limited Partners. Each Limited Partner represents and warrants to and covenants with the Partnership and every other Partner as follows:

11.01.01 That such Limited Partner will promptly, upon request by the General Partner, provide all financial data, personal information, documents, reports, certifications or other information necessary or appropriate to enable the Partnership to apply for and obtain an exemption from the registration provisions of applicable law and any other information required by governmental agencies having jurisdiction over the Partnership.

11.01.02 That there is no misrepresentation contained in the Subscriber Questionnaire completed by such Limited Partner.

11.01.03 If such Limited Partner is a corporation, trust, partnership or other entity, that the officer, trustee, partner or other party, as applicable, signing on its behalf has been duly authorized to execute and deliver this Agreement and the Certificate.

Section 11.02 General Partner. The General Partner hereby represents and warrants to the Partnership and to the Limited Partners as follows:

11.02.01 That no commitments or obligations that would bind the Partnership have been entered into except as disclosed in the Memorandum.

11.02.02 That to the best of the General Partner's knowledge, no material default by the General Partner or the Partnership (or event which, with the giving of notice or the passage of time or both, would constitute a default) has occurred under any agreement affecting the Partnership or its assets.

11.02.03 That the General Partner has no actual knowledge of any claim, litigation, investigation, legal action or other proceeding in regard to liens affecting the Partnership or its assets; and that to the best of the General Partner's knowledge, no such claim, litigation, investigation, legal action or other proceeding is threatened before any court, commission, administrative body or other authority.

ARTICLE XII

Special Power of Attorney

Section 12.01 Execution and Content. At the request of the General Partner, each Limited Partner shall execute and deliver to the General Partner a Special Power of Attorney, in the form prescribed by the General Partner, pursuant to which the General Partner and its successors as General Partner (hereinafter referred to as "Special Attorney"), are constituted and appointed as the attorneys-in-fact for such Limited Partner with power and authority to act in such Limited Partner's name and on such Limited Partner's behalf to execute, acknowledge, swear to and file documents necessary or appropriate to the conduct of Partnership business, which will include, but not be limited to, the following:

12.01.01 The Certificate and this Agreement, as well as amendments thereto as required by the laws of any state.

12.01.02 Any other certificates, instruments and documents, including fictitious name certificates, as may be required by, or may be appropriate under, the laws of any state.

12.01.03 Any documents that may be required to effect the continuation of the Partnership, the admission of an Additional or Substitute Limited Partner, the withdrawal of a Limited Partner, or the dissolution and termination of the Partnership, provided such continuation, admission or dissolution and termination are in accordance with the terms of the Certificate and this Agreement.

Section 12.02 Procedural Aspects. The power of attorney to be granted by each Limited Partner to the Special Attorney:

12.02.01 Is a Special Power of Attorney, coupled with an interest, and is accordingly irrevocable.

12.02.02 May be exercised by the Special Attorney for each Limited Partner by listing all of the Limited Partners executing any instrument with a single signature of such Special Attorney acting as attorney-in-fact for all of them.

12.02.03 Shall survive the delivery of an assignment by a Limited Partner of the whole or any portion of such Limited Partner's Partnership Interest; except that where the assignee has been approved in accordance with the provisions of this Agreement for admission to the Partnership as a Substitute Limited Partner, the Special Power of Attorney shall survive the delivery of such assignment for the sole purpose of enabling the Special Attorney to execute, acknowledge and file any instrument necessary to effect such substitution.

ARTICLE XIII

Dissolution and Liquidation

Section 13.01 Dissolution. The Partnership shall be dissolved upon the earliest to occur of:

(a) The expiration of its term on December 31, 2044;

(b) The retirement, withdrawal or Involuntary Withdrawal of the General Partner or any other event that results in such entity or person ceasing to be a General Partner unless the remaining Limited Partners agree in writing, within ninety (90) days after such event, to continue the Partnership with an existing or substitute qualified General Partner pursuant to and in accordance with the terms and conditions set forth in ARTICLE IV hereof;

(c) An election to dissolve the Partnership made in writing by all Partners; or

(d) The distribution, pursuant to this Agreement, of the proceeds of the sale, exchange or other disposition of all or substantially all of the assets of the Partnership.

Section 13.02 Liquidation. Upon the dissolution of the Partnership, the Liquidators, namely (1) the General Partner or, if there is no remaining General Partner, (2) (a) the person or persons previously designated by the General Partner in a duly acknowledged written instrument or (b) if the General Partner has not made such a designation, the person or persons designated by Limited Partners owning a majority in interest of the Capital Accounts of all the Limited Partners, shall cause the cancellation of the Certificate of Limited Partnership, liquidate the assets of the Partnership, establish reserves for contingent liabilities and expenses of liquidation, apply and distribute the proceeds of such liquidation in the order of priority set forth herein and in the then existing CTULPA, and shall take all other steps necessary to wind up the affairs of the Partnership as promptly as practicable. To the extent reasonable, the business of the Partnership may continue to be conducted until liquidation is complete. For purposes hereof, the term "Liquidators" shall also include the trustees, receivers or other persons required by law to wind up the affairs of the Partnership. The Liquidators shall be entitled to the same indemnity and limitation of liability protection that is provided by the Partnership and Partners to the General Partner and to others performing services on behalf of the Partnership.

Section 13.03 Distribution in Kind. Notwithstanding the provisions of Section 13.02 hereof, if on dissolution of the Partnership the Liquidators shall determine that an immediate sale of part or all of the Partnership's assets would be impractical or would cause undue loss to the Partners, the Liquidators may, in their absolute discretion, either defer for a reasonable time the liquidation of any assets except those necessary to satisfy liabilities of the Partnership (other than those to Partners) or distribute to the Partners, in lieu of cash, as tenants in common and in proportion to their respective interests in the Partnership, undivided interests in such Partnership assets as the Liquidators deem not suitable for liquidation.

Section 13.04 Final Statement. As soon as practicable after the dissolution of the Partnership, a final statement of its assets and liabilities shall be prepared by the accountants for the Partnership and furnished to the Partners.

ARTICLE XIV

General Provisions

Section 14.01 Address and Notices. The address of each Partner for all purposes shall be the address set forth on the signature page of this Agreement or such other address of which the General Partner has received written notice. Any notice, demand or request required or permitted to be given or made hereunder shall be in writing and shall be deemed given or made when delivered in person or when sent to such Partner at such address by registered or certified mail, return receipt requested.

Section 14.02 Titles and Captions. All Article and Section titles and captions in this Agreement are for convenience only. They shall not be deemed part of this Agreement and in no way define, limit, extend or describe the scope or intent of any provisions hereof.

Section 14.03 Pronouns and Plurals. Whenever the context may require, any pronoun used herein shall include the corresponding masculine, feminine or neuter forms. The singular form of nouns, pronouns and verbs shall include the plural and vice versa.

Section 14.04 Further Action. The parties shall execute and deliver all documents, provide all information and take or forbear from taking all such action as may be necessary or appropriate to achieve the purposes set forth in this Agreement.

Section 14.05 Applicable Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Connecticut.

Section 14.06 Forum. Any action or proceeding hereunder must be commenced and prosecuted in the Superior Court of the State of Connecticut, Fairfield County.

Section 14.07 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives and assigns.

Section 14.08 Integration. This Agreement constitutes the entire agreement among the parties pertaining to the subject matter hereof, and supersedes all prior agreements and understandings pertaining thereto. No covenant, representation or condition not expressed in this Agreement shall affect or be deemed to interpret, change or restrict the express provisions hereof.

Section 14.09 Amendment. Except as otherwise expressly provided herein, this Agreement may be modified or amended only with the written approval of all Partners.

Section 14.10 Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Partnership.

Section 14.11 Waiver by Partner.

14.11.01 Any Partner by notice to the General Partner may, but shall be under no obligation to, waive any of his or its rights or any conditions to his or its obligations hereunder, or any duty, obligation or covenant of any other Partner.

14.11.02 No such waiver shall affect or alter the remainder of this Agreement, but each and every covenant, agreement, term and condition hereof shall continue in full force and effect with respect to any other than existing or subsequent breach.

Section 14.12 Rights and Remedies.

14.12.01 The rights and remedies of any of the Partners hereunder shall not be mutually exclusive, and the implementation of one or more of the provisions of this Agreement shall not preclude the implementation of any other provision.

14.12.02 Each of the Partners confirms that damages at law may be an inadequate remedy for a breach or threatened breach of any provision hereof. The respective rights and obligations hereunder shall be enforceable by specific performance, injunction or other equitable remedy but nothing herein contained is intended to or shall limit or affect any rights at law or by statute or otherwise of any Partner aggrieved as against the other Partners for a breach or threatened breach of any provision hereof, it being the intention of this paragraph to make clear that the respective rights and obligations of the Partners hereunder shall be enforceable in equity as well as at law or otherwise.

Section 14.13 Counterparts. This Agreement may be executed in counterparts, all of which taken together shall constitute one agreement binding on all parties, notwithstanding that all the parties are not signatories to the original or the same counterpart. Each party shall become bound by the Agreement immediately upon affixing his or its signature hereto, independently of the signature of any other party.

Section 14.14 Waiver of Partition. Each Partner hereby waives any right to partition of the Partnership property.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first above written.

GENERAL PARTNER:

LANCER MANAGEMENT GROUP II, LLC

By: /s/ Michael Lauer

MICHAEL LAUER, Manager

INITIAL LIMITED PARTNER:

/s/ Robert G. Leonard

ROBERT G. LEONARD

11556-00002/631158.1

RETURN DATE: MARCH 11, 2003	)	
	)	
COOPERFUND PARTNERS, LLC,	)	SUPERIOR COURT
	)	
Plaintiff,	)	JUDICIAL DISTRICT OF
	)	STAMFORD/NORWALK
v.	)	
	)	AT STAMFORD
LANCER PARTNERS, LIMITED	)	
PARTNERSHIP, LANCER MANAGEMENT	)	February 18, 2003
GROUP II, LLC, MICHAEL LAUER, and	)	
LSPV, LLC,	)	
	)	
Defendants.	)	

COMPLAINT

Plaintiff Cooperfund Partners, LLC ("Cooperfund Partners"), by its attorneys, for its Complaint against Lancer Partners, Limited Partnership ("Lancer Partners"), Lancer Management Group II, LLC ("Lancer Management"), Michael Lauer ("Lauer") and LSPV, LLC ("LSPV LLC"), collectively referred to as the Defendants, states as follows:

NATURE OF THE ACTION

1. This is an action for a declaratory judgment, specific performance and to recover damages from Defendants Lancer Partners, Lancer Management, Lauer and LSPV LLC because they breached contractual and fiduciary duties they owed to Plaintiff Cooperfund Partners and converted monies belonging to Cooperfund Partners. Plaintiff Cooperfund Partners is a Limited Partner of Lancer Partners, a limited partnership that was formed pursuant to the provisions of the

Connecticut Uniform Limited Partnership Act for the purpose of serving as a fund through which the assets of its partners may be utilized in investing and trading in securities. Lancer Management is the General Partner of Lancer Partners, and Lauer is the Managing Member of Lancer Management.

2. Under the Lancer Partners Agreement (a copy of which is attached as Exhibit A), described more fully below, Cooperfund Partners invested certain cash amounts in exchange for its limited partnership interest in Lancer Partners. As of December 31, 2002, Cooperfund Partners' limited partnership interest had a Capital Account valued in excess of $2,100,000. In accordance with Article VII of the Lancer Partners Agreement, Cooperfund Partners delivered a timely written notice dated September 12, 2002, requesting a complete withdrawal of its Capital Account in Lancer Partners as of December 31, 2002. Lancer Partners failed to make the payment that therefore became due on January 15, 2003, and has continued to fail to make such payment despite repeated requests for payment by Cooperfund Partners.

3. Instead of making the required payment to Cooperfund Partners, Lancer Management, at the direction of Lauer, purported to cause Lancer Partners and Lancer Management to form LSPV LLC, a Delaware limited liability company, and purported to cause Lancer Partners to transfer to LSPV LLC cash and/or securities that should have been paid to Cooperfund Partners. There is no authority whatsoever for this purported transaction under the Lancer Partners Agreement.

7. Defendant Lancer Partners, on information and belief, is a limited partnership that was formed pursuant to the provisions of the Connecticut Uniform Limited Partnership Act under a certain limited partnership agreement made as of November 24, 1997 ("Lancer Partners Agreement"). According to the Lancer Partners Agreement, its principal place of business is at 980 Post Road East, Westport, Connecticut, 06880.

8. Defendant Lancer Management, on information and belief, is a Connecticut limited liability company. On information and belief, it has its principal place of business at 375 Park Avenue, Suite 2006, New York, New York 10152. Lancer Management was formed by Defendant Lauer, who is the Managing Member.

9. Lauer, on information and belief, is an individual residing in the State of Connecticut, whose address is believed to be 7 Dwight Lane, Greenwich, Connecticut 06831. Defendant Lauer is the founder and Managing Member of Lancer Management.

10. Defendant LSPV, LLC ("LSPV LLC"), on information and belief, is a Delaware limited liability company that was formed pursuant to a limited liability company agreement dated as of January 2, 2003 ("LSPV LLC Agreement") by Lancer Partners and Lancer Management under the Delaware Limited Liability Company Act, as amended. It has its principal place of business at 980 Post Road East, Westport, Connecticut 06880 according to the LSPV LLC Agreement. It is managed by its Managing Member, Defendant Lancer Management.

JURISDICTION AND VENUE

11. Venue in this Court is proper pursuant to Conn. Gen. St. 51-345. Section 14.06 of the Lancer Partners Agreement provides that any action or proceeding under the Lancer Partners Agreement must be commenced and prosecuted in the Superior Court of the State of Connecticut, Fairfield County. Ex. A, § 14.06. Section 14.05 provides that the Lancer Partners Agreement shall be construed in accordance with and governed by the law of the State of Connecticut. Ex. A, § 14.05. Therefore, the Defendants Lancer Partners, Lancer Management and Lauer, as Managing Member of Lancer Management, have consented to jurisdiction and venue in this Court. Similarly, pursuant to the LSPV LLC Agreement described below, Section 14.06 provides that any action or proceeding under the LSPV LLC Agreement must be commenced and prosecuted in the Superior Court of the State of Connecticut, Fairfield County. Therefore, Defendant LSPV LLC, has consented to jurisdiction and venue in this Court.

12. Further, at all relevant times, Defendants Lancer Partners and LSPV LLC have had their respective principal places of business at 980 Post Road East, Westport, Connecticut 06880 in Fairfield County, and therefore they, and Lancer Management, as General Partner have a sufficient presence in Fairfield County. Lauer, too, as a resident of Greenwich is subject to jurisdiction and venue in this judicial district.

FACTUAL BACKGROUND

Lancer Partners Agreement

13. On or about November 24, 1997, Lancer Management, as General Partner, and Robert G. Leonard, as the Initial Limited Partner, and certain other persons as additional Limited Partners, formed Lancer Partners as a limited partnership pursuant to the provisions of the Connecticut Uniform Limited Partnership Act under a limited partnership agreement made as of November 24, 1997 ("Lancer Partners Agreement"). Lancer Partners was created to be a fund through which the assets of its partners may be utilized in investing and trading in securities of every kind and nature and rights and options relating thereto. See Ex. A, § 1.03.

14. On or about January 4, 1999, Cooperfund Partners made a substantial investment in Lancer Partners in the form of a capital contribution and became a Limited Partner with an initial Capital Account of $1,000,000.

15. During the years since its initial investment, Cooperfund Partners continued as a Limited Partner of Lancer Partners and made an additional investment in Lancer Partners of $4,000,000 on or about January 3, 2000. Cooperfund Partners exercised its right to make a partial withdrawal of its Capital Account in the amount of $4,500,000 as of December 31, 2001, pursuant to its timely delivered letter dated September 21, 2001.

4. Moreover, despite being obligated to do so under Section 3.07 of the Lancer Partners Agreement, Lancer Management and Lauer have failed to provide Cooperfund Partners with a copy of an audited financial statement for Lancer Partners for its Fiscal Year ended December 31, 2001, which was due as soon as practicable after December 31, 2001. They have also failed to disclose financial information with respect to the cash and securities that constitute the assets of Lancer Partners and the cash and securities that were purportedly transferred to LSPV LLC.

5. Given Defendants' conversion and breach of their contractual and fiduciary duties, Plaintiff is entitled to specific performance in terms of an immediate distribution of cash and/or marketable securities having a value of at least $2,163,046.70 (or at least 95% thereof immediately with the balance to follow as soon as practicable after completion of the audit of Lancer Partners with respect to its Fiscal Year 2002) or in the alternative to damages, plus interest and expenses. Plaintiff also seeks to remove Lancer Management from its positions as General Partner of Lancer Partners and Managing Member of LSPV LLC.

PARTIES

6. Plaintiff Cooperfund Partners is a Delaware limited liability company that was formed by Cooperfund, Inc. ("Cooperfund"), as the Managing Member, and certain other individuals, as Members, in 1996. It has its principal place of business at 611 Enterprise Drive, Oak Brook, Illinois 60521.

Right to Inspect Books and Records

16. At all relevant times, Lancer Management has been the General Partner of Lancer Partners. Section 3.07 of the Lancer Partners Agreement provides that: "At all times during the existence of the Partnership, the General Partner shall keep full and true books of account on the accrual basis, in which shall be entered fully and accurately each transaction of the Partnership. . . . Such books, together with a certified copy of the Certificate of Limited Partnership and any amendments thereto ('Certificate'), shall at all times be maintained at the principal office of the Partnership, and open to reasonable inspection and examination by the Partners, during normal business hours upon prior written notice. Any such inspection must be in good faith without any intent to damage the Partnership or any of its Partners in any manner. The General Partner shall cause to be prepared and distributed to each Partner as soon as practicable following the end of each Partnership Fiscal Year an audited annual financial statement prepared in accordance with generally accepted accounting principles, consistently applied." Ex. A, § 3.07.

17. Section 5.04 of the Lancer Partners Agreement specifically gives the Limited Partners, such as Cooperfund Partners, a right to inspect the books and records of Lancer Partners and provides that: "Each Limited Partner shall have the same right as the General Partner (except to the extent limited by Section 3.07) to inspect and copy the Partnership's books and records upon prior written notice at any reasonable time and at such Limited Partner's sole cost and expense, and to receive on demand true and full information regarding all transactions and circumstances

affecting the Partnership, and a formal account of the Partnership's affairs whenever circumstances render it just and reasonable" (emphasis added). Ex. A, § 5.04.

Right to Withdraw from Partnership

18. Article VII of the Lancer Partners Agreement spells out the rights and procedures that entitle a Partner to withdraw all or any part of the Partner's Capital Account from Lancer Partners. Section 7.02 of the Lancer Partners Agreement provides that any Partner may withdraw all or any part of the Partner's Capital Account "after one (1) year from the date of such Partner's Initial Capital Contribution (as defined below) as of July 1st and January 1st of each calendar year, provided the Partner shall give written notice to the Partnership (which notice may be waived by the General Partner) of the Partner's intention to made such withdrawal not less than ninety (90) days prior thereto." Section 7.02(b) provides: "A Limited Partner who is withdrawing from the Partnership shall be paid at least ninety-five (95%) percent of such Limited Partner's Capital Account balance within fifteen (15) days after the end of the Fiscal Period during which the required notice of withdrawal is received by the Partnership." Section 7.02(c) provides: "The balance of a withdrawing Limited Partner's Capital Account shall be paid as soon as practicable after completion of the applicable interim unaudited financial statements by the Partnership for the June 30th Fiscal Period or the audit of the Partnership with respect to the Fiscal Year." And finally, Section 7.02(f) provides: "All payments under this ARTICLE VII shall be made in cash or

marketable securities or both, as the General Partner may in its discretion determine." See Ex. A, § 7.02.

Right to Specific Performance

19. Section 14.12.02 of the Lancer Partners Agreement provides for specific performance of the agreement in case of breach: "Each of the Partners confirms that damages at law may be an inadequate remedy for a breach or threatened breach of any provision hereof. The respective rights and obligations hereunder shall be enforceable by specific performance, injunction or other equitable remedy but nothing herein contained is intended to or shall limit or affect any rights at law or by statue or otherwise of any Partner aggrieved as against the other Partners for a breach or threatened breach of any provision hereof, it being the intention of this paragraph to make clear that the respective rights and obligations of the Partners hereunder shall be enforceable in equity as well as at law or otherwise."

Cooperfund Partners' Notice of Withdrawal and Defendants' Failure to Pay

20. In compliance with the provisions of Article VII of the Lancer Partners Agreement, Cooperfund Partners sent a letter dated September 12, 2002, by Federal Express to Lancer Partners giving written notice at least ninety (90) days in advance of its request for a complete withdrawal of Cooperfund Partners' Capital Account for the period ended December 31, 2002. A copy of the September 12, 2002 letter is attached as Exhibit B.

21. Lancer Partners sent a letter dated January 2, 2003, signed by Lauer to its partners advising, in effect, that Lancer Partners would not fulfill its obligations to the Limited Partners who exercised their withdrawal rights as of December 31, 2002 ("2002 Redeeming Investors") and would not pay them the value of their Capital Account balances in cash or marketable securities or both, as required under the Lancer Partners Agreement. Rather, Lancer Partners stated that, instead, as of January 2, 2003, it had purportedly created and distributed to a newly created entity, Defendant LSPV LLC, a pro rata portion of the cash and securities of Lancer Partners attributable to the 2002 Redeeming Investors' limited partnership interests in Lancer Partners, and that it would distribute to each 2002 Redeeming Investor its pro rata portion of the limited liability company interests in LSPV LLC. Cooperfund Partners never consented to its interests in Lancer Partners being transferred to LSPV LLC. Further, such action was not authorized by any provision of the Lancer Partners Agreement and was in breach of the contractual terms of the Lancer Partners Agreement and the fiduciary duties of Lancer Management as the General Partner and Lauer as the Managing Member of Lancer Management. A copy of this January 2, 2003 letter is attached as Exhibit C.

22. When Cooperfund Partners received the January 2, 2003, letter described above, it promptly sent a letter dated January 6, 2003 by Federal Express to Lancer Partners objecting to what had been done, disputing the authority of Lancer Partners to make such a transfer, and stating that it expected Lancer Partners to honor its obligations under the Lancer Partners Agreement.

Cooperfund Partners attached a copy of a December 17, 1998 letter from Lauer on behalf of the General Partner of Lancer Partners agreeing to make every reasonable effort to make any future distributions to Cooperfund Partners, or any other limited partner of Lancer Partners, in no form other than U.S. cash. A copy of the January 6, 2003 letter, together with its enclosed December 17, 1998 letter is attached as Exhibit D.

23. When Cooperfund Partners did not receive on January 15, 2003 the required payment in the amount of ninety-five percent (95%) of the value of Cooperfund Partners' Capital Account as of December 31, 2002, Cooperfund Partners promptly sent a letter dated January 16, 2003 by Federal Express to Lancer Partners advising that it was in breach of Article VII of the Lancer Partners Agreement and demanded prompt compliance with Article VII. However, to date, Cooperfund Partners has not received payment of the amount owed in cash or marketable securities. A copy of the January 16, 2003 letter is attached as Exhibit E.

Defendants' Failure to Disclose Financial Information

24. On February 4, 2003, Cooperfund Partners received a letter dated February 3, 2003 from Lancer Management signed by Lauer advising Cooperfund Partners that it had redeemed as of December 31, 2002 ("Redemption Date") Cooperfund Partners' entire interest in Lancer Partners having an estimated net asset value as of the Redemption Date of $2,163,046.70 (subject to review and revision by the auditor for Lancer Partners). The letter went on to say that Cooperfund Partners' redemption payment, rather than being paid in cash or marketable securities,

as required under Article VII of the Lancer Partners Agreement, consisted of the transfer to Cooperfund Partners of a limited liability company interest in the Defendant LSPV LLC, having an estimated net asset value on January 2, 2003 of $2,163,046.70, which estimated net asset value may be revised based on the ongoing review by the auditor of Lancer Partners. It stated further that the transfer of the limited liability company interest in LSPV LLC was effective as of January 2, 2003. Finally, the letter enclosed a copy of the Limited Liability Company Agreement of LSPV, LLC ("LSPV LLC Agreement"). A copy of this February 3, 2003 letter is attached as Exhibit F, and a copy of the LSPV LLC Agreement is attached as Exhibit G.

25. Upon examination of the LSPV LLC Agreement received with the February 3, 2003 letter described above, Cooperfund Partners discovered that two of the attachments to the LSPV LLC Agreement were missing. These included Annex I, which purportedly was a description of a designated group of securities transferred by Lancer Partners as its initial capital contribution to LSPV LLC, and Exhibit A, which purportedly was a list of each of the 2002 Redeeming Investors who purportedly became a member of LSPV LLC by virtue of the actions of Lancer Partners, Lancer Management, Lauer and LSPV LLC itself. Cooperfund Partners has repeatedly requested copies of these missing Annex I and Exhibit A documents from Lancer Management, but it has failed to send these documents to Cooperfund Partners or its attorneys, who have also requested these missing documents from the attorneys for Lancer Management.

26. Despite repeated telephone requests by Cooperfund Partners, Lancer Partners through its General Partner, Lancer Management and its Managing Member, Lauer, has refused to disclose to Cooperfund Partners sufficient financial information, including the assets and in particular the positions in the various securities owned by Lancer Partners and purportedly transferred to LSPV LLC, in order to enable Cooperfund Partners to determine the financial position of Lancer Partners and the value of Cooperfund Partners' investment.

27. In addition, Lancer Partners has not provided an audited financial statement for the Fiscal Year ended December 2001, which, under the Lancer Partners Agreement, was due as soon as practicable after December 31, 2001. Further, Lancer Partners has not provided even an unaudited financial statement for the Fiscal Year ended December 31, 2001.

COUNT I

(Breach of Lancer Partners Agreement by Defendants Lancer Partners and Lancer Management)

1. Plaintiff Cooperfund Partners realleges the allegations contained in paragraphs 1-27 as if set forth fully in this paragraph.

2. The Lancer Partners Agreement is a valid and enforceable agreement. Plaintiff Cooperfund Partners has fulfilled all of its obligations under the Lancer Partners Agreement.

3. Defendant Lancer Partners, through its General Partner, Lancer Management, has breached the Lancer Partners Agreement by failing to pay Cooperfund Partners in cash or marketable securities or both, as required under Article VII of the Lancer Partners Agreement, the

amount due and owing to Cooperfund Partners as a result of its timely withdrawal of its entire Capital Account of Lancer Partners as of December 31, 2002. In a February 3, 2002 letter, Defendants themselves estimated that Cooperfund Partners' Capital Account had a value as of December 31, 2002 of $2,163,046.70.

4. Defendant Lancer Management, as General Partner of Lancer Partners, purportedly transferred cash and marketable securities that should have been paid to Cooperfund Partners, as the payment of its Capital Account pursuant to its withdrawal from Lancer Partners, to LSPV LLC instead. The Lancer Partners Agreement does not authorize such action.

5. By taking such action and purporting to give Cooperfund Partners a limited liability company interest in LSPV LLC, which interest is neither cash nor a marketable security, Defendants have breached the Lancer Partners Agreement. Further, under the LSPV LLC Agreement, Cooperfund Partners, as a member of LSPV LLC, has, in effect, no withdrawal right or other rights that Cooperfund Partners had as a limited partner under the Lancer Partners Agreement.

6. Plaintiff Cooperfund Partners has been damaged as a result of Defendants' breach of the Lancer Partners Agreement.

7. Damages at law are an inadequate remedy, as the Lancer Partners Agreement specifically acknowledges may result from a breach of the agreement. Section 14.12.02 of the Lancer Partners Agreement therefore provides that "[t]he respective rights and obligations

hereunder shall be enforceable by specific performance, injunction or other equitable remedy. . . ." Ex. A, § 14.12.02.

COUNT II

(Declaratory Judgment Against Lancer Partners, Lancer Management and LSPV LLC that the Transfer to LSPV LLC Is Null and Void)

1. Plaintiff Cooperfund Partners realleges the allegations contained in paragraphs 1-7 of Count I as if set forth fully in this paragraph.

2. Defendants Lancer Partners and Lancer Management were required to pay Cooperfund Partners 95% of the value of its Capital Account by January 15, 2003. Cooperfund Partners has a legal right to these funds pursuant to the Lancer Partners Agreement. Defendants Lancer Partners and Lancer Management have failed to make such payment and instead purports to have transferred Cooperfund Partners' share of the assets of Lancer Partners to LSPV LLC.

3. Defendants Lancer Partners and Lancer Management had no authority under the Lancer Partners Agreement to transfer assets to LSPV LLC. Defendants Lancer Partners and Lancer Management did not consult with Cooperfund Partners before the purported transfer of assets to LSPV LLC.

4. Plaintiff Cooperfund Partners wrote to Lancer Management on January 6, 2003, (see Exhibit D) stating its position that Defendants Lancer Partners and Lancer Management had no authority to engage in such a transaction. Defendants Lancer Partners and Lancer Management

have persisted in this course of action and continues to state that Cooperfund Partners' interest in Lancer Partners has been transferred to LSPV LLC.

5. Accordingly, there exists between the parties an actual bona fide and substantial issue in dispute regarding the purported transfer of assets to LSPV LLC, which requires settlement between the parties.

COUNT III

(Conversion against Defendants Lancer Partners, Lancer Management and Lauer)

1. Plaintiff Cooperfund Partners realleges the allegations contained in paragraphs 1-5 of Count II as if set forth fully in this paragraph.

2. Pursuant to the Lancer Partners Agreement, Cooperfund Partners was legally entitled to receive payment, in cash and/or marketable securities, of 95% of the value of its Capital Account on January 15, 2003. As of December 31, 2002, Cooperfund Partners investment was valued at over $2,100,000.

3. Cooperfund Partners is entitled to receive the balance of the value of its Capital Account as soon as practicable after completion of the audit of Lancer Partners with respect to the Fiscal Year ended December 31, 2002.

4. Cooperfund Partners is the rightful owner of the above-described funds and securities and is entitled to immediate possession thereof.

5. Instead of paying Cooperfund Partners 95% of the value of its Capital Account as required under the Lancer Partners Agreement, Lancer Management and Lauer have transferred Cooperfund Partners' pro rata share of the assets of Lancer Partners to the newly created LSPV LLC. The LSPV LLC is controlled by Lancer Management and Lauer.

6. Lancer Management and Lauer's transfer of assets to LSPV LLC that belong to Cooperfund Partners and that should have been paid to Cooperfund Partners on January 15, 2003, constitutes an unauthorized exercise of dominion and control over Cooperfund Partners' property. Cooperfund Partners has made repeated demands for the return of its property.

7. As a result of Lancer Management and Lauer's conversion, Cooperfund Partners has been damaged in an amount of at least $2,163,046.70.

COUNT IV

(Breach of Fiduciary Duty against Lancer Management)

1. Plaintiff Cooperfund Partners realleges the allegations contained in paragraphs 1-7 of Count III as if set forth fully in this paragraph.

2. As the general partner of Lancer Partners, Lancer Management owes fiduciary duties to Plaintiff Cooperfund Partners, a limited partner of Lancer Partners. Among these fiduciary duties are the duty against self-dealing and the duty of loyalty.

3. Defendant Lancer Management engaged in self-dealing by refusing to pay Cooperfund Partners its Capital Account in cash or marketable securities and by purportedly transferring Cooperfund Partners' share of the cash and marketable securities and other property to LSPV LLC, an entity controlled by Lancer Management. The LSPV LLC does not provide Cooperfund Partners with a right of withdrawal or any way to obtain payment of the value of its Capital Account, other than at the discretion of Lancer Management.

4. Lancer Management also breached its fiduciary duties to Cooperfund Partners by failing to provide meaningful financial information to Cooperfund Partners in response to its request for such information. Cooperfund Partners is entitled to certain financial information under the partnership agreement and the Connecticut Uniform Limited Partnership Act. The failure of Lancer Management to provide this information has impeded Plaintiff Cooperfund Partners' ability to evaluate its investment.

5. Further, Lancer Management, which controls both Lancer Partners and LSPV LLC, has, as a result, a direct conflict of interest because the financial and economic interests of Lancer Partners and its partners who did <u>not</u> elect to exercise their right to withdraw as of December 31, 2002 are in a substantially different position than Cooperfund Partners and the other partners who elected to withdraw as of December 31, 2002 and whose cash and marketable securities have purportedly been transferred by these Defendants to LSPV LLC in breach of the provisions of the

Lancer Partners Agreement and the fiduciary duties owed to Cooperfund Partners as a withdrawing limited partner.

6. Plaintiff Cooperfund Partners has been damaged as a result of Defendant Lancer Management's breach of its fiduciary duties.

COUNT V

(Breach of Lancer Partners Agreement by Defendant Lancer Management for Failure to Disclose Financial Information)

1. Plaintiff Cooperfund Partners realleges the allegations contained in paragraphs 1-6 of Count IV as if set forth fully in this paragraph.

2. Under Sections 3.07 and 5.04 of the Lancer Partners Agreement, Defendant Lancer Management had a duty to disclose to Cooperfund Partners financial information with respect to the cash and securities and any other property constituting the assets of Lancer Partners and failed to do so.

3. By failing to make such disclosure, Lancer Management prevented Cooperfund Partners from evaluating its investment in Lancer Partners and, on information and belief, enabled Defendant Lancer Management to cause large management fees (including 20% incentive fees) to be paid to Lancer Management that may, in fact, not have been properly earned due to an overvaluation of securities and therefore an overstatement of the income of Lancer Partners or due

to possibly other financial irregularities with respect to the accounting and reporting of income over the years.

4. Plaintiff Cooperfund Partners has been and continues to be irreparably harmed by Lancer Management's refusal to permit Cooperfund Partners to inspect Lancer Partners' books and records and, further, has been damaged as a result of Defendant Lancer Management's breach of the Lancer Partners Agreement.

WHEREFORE, Plaintiff Cooperfund Partners prays as follows:

1) That a temporary injunction be entered:

(a) Requiring immediately a full disclosure to Plaintiff Cooperfund Partners of all current assets and liabilities and all transactions entered into by Lancer Partners from January 1, 2001 to the present and requiring an immediate audit by an independent certified public accountant to fully examine and report on the books and records of Lancer Partners with respect to its Fiscal Years 2001 and 2002 to Cooperfund Partners; and

(b) Removing Defendant Lancer Management from positions as General Partner of Lancer Partners and Managing Member of LSPV LLC and directing that appropriate action be taken to appoint a substitute General Partner in each case; and

2) That judgment be entered in its favor and against the Defendants:

(a) Ordering Defendants Lancer Partners and Lancer Management to transfer to Plaintiff Cooperfund Partners cash and/or marketable securities with a value of at least $2,163,046.70 or at least ninety-five percent (95%) thereof immediately and the balance as soon as practicable after completion of the audit of Lancer Partners with respect to its Fiscal Year 2002;

(b) In the alternative, awarding Plaintiff Cooperfund Partners compensatory damages against Defendants Lancer Partners, Lancer Management and Lauer in an amount to be determined at trial;

(c) Declaring the purported transfer of any of Plaintiff Cooperfund Partners' share of the assets of Lancer Partners to LSPV LLC null and void;

(d) Permanently enjoining Lancer Management from serving as General Partner of Lancer Partners or Managing Member of LSPV LLC;

(e) Awarding Plaintiff Cooperfund Partners its reasonable costs and expenses, including attorney's fees, incurred in connection with this action;

(f) Awarding pre-judgment interest; and

(g) Awarding such other relief the Court may deem just and proper.

PLAINTIFF,

COOPERFUND PARTNERS, LLC

By: 

James F. Stapleton
Jonathan B. Tropp
Kathleen D. Warner
Day, Berry & Howard LLP
One Canterbury Green
Stamford, CT 06901
(203) 977-7300
Fax: (203) 977-7301
Juris No. 14230

OF COUNSEL:

John M. Touhy
James S. Stanhaus
John W. Noell, Jr.
Katherine M. Clark
Mayer, Brown, Rowe & Maw
190 South LaSalle Street
Chicago, IL 60603-3441
(312) 782-0600
Fax: (312) 701-7711

<u>VERIFICATION</u>

Jean Frandsen, President of Cooperfund, Inc., the Managing Member of Cooperfund Partners, LLC, being duly sworn, deposes and says that she has reviewed the allegations of the foregoing complaint and finds them to be true and correct and that she is duly authorized by plaintiff Cooperfund Partners, LLC to make this verification upon oath.



Jean Frandsen

Sworn and subscribed to
before me this 17th day of February, 2003



Notary Public
My commission expires: 2-22-2006


"OFFICIAL SEAL"
DONNA HEASTER
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 2/22/2006

RETURN DATE: MARCH 11, 2003

COOPERFUND PARTNERS, LLC,	)	SUPERIOR COURT
Plaintiff,	)	JUDICIAL DISTRICT OF STAMFORD/NORWALK
v.	)	AT STAMFORD
LANCER PARTNERS, LIMITED PARTNERSHIP, LANCER MANAGEMENT GROUP II, LLC, MICHAEL LAUER, and LSPV, LLC,	)	February 18, 2003
Defendants.	)	

STATEMENT OF AMOUNT IN DEMAND

The amount, legal interest or property in demand is fifteen thousand dollars ($15,000.00) or more, exclusive of interest and costs. In addition to damages, plaintiff seeks equitable relief.

PLAINTIFF,
COOPERFUND PARTNERS, LLC

By: [signature]

James F. Stapleton
Jonathan B. Tropp
Kathleen D. Warner
Day, Berry & Howard LLP
One Canterbury Green
Stamford, CT 06901
(203) 977-7300
Fax: (203) 977-7301
Juris No. 14230

OF COUNSEL:

John M. Touhy
James S. Stanhaus
John W. Noell, Jr.
Katherine M. Clark
Mayer, Brown, Rowe & Maw
190 South LaSalle Street
Chicago, IL 60603-3411
(312) 782-0600 Fax: (312) 701-7711

TAUBMAN INVESTMENTS LONG/SHORT STRATEGIES, LLC
200 EAST LONG LAKE ROAD
BLOOMFIELD HILLS, MICHIGAN 48304

March 27, 2003

Via Certified Mail, Return Receipt Requested

Lancer Management Group II, LLC
Attn: Michael Lauer, Manager
980 Post Road East
Westport, CT 06880

Dear Michael:

Reference is made to that certain Limited Partnership Agreement of Lancer Partners Limited Partnership dated as of November 24, 1997 (the "Agreement") by and between Lancer Management Group II, LLC (the "General Partner") and the limited partners thereto (each a "Limited Partner"). Capitalized terms not defined herein shall be ascribed to them the meaning provided in the Agreement.

Taubman Investments Long/Short Strategies, LLC ("Taubman") is a Limited Partner. Pursuant to Section 5.04 of the Agreement, this shall constitute:

1. Written notice of the intent of Taubman to inspect and copy the Partnership's books and records;

2. Taubman's demand for receipt of true and full information regarding all transactions and circumstances affecting the Partnership and a formal account of the Partnership's affairs; and

3. Request for delivery of a copy of the Certificate.

Delivery by the General Partner of the information requested in the previous paragraph should be made to the attention of the Brian Lasher at the address noted above by April 8, 2003. The inspection by Taubman will be scheduled at the offices of the Partnership to be conducted commencing April 10, 2003.

If you wish to discuss the dates for delivery and inspection or any other aspect of Taubman's demand or requests, kindly contact Brian Lasher at 248-258-7271 or me at 248-258-7402.

Sincerely,



Gerald R. Poissant
Authorized Signatory

Cc: Brian Lasher
Robert Dombroff, Esq.

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UNPUBLISHED OPINION. CHECK COURT RULES BEFORE CITING.

Superior Court of Connecticut.

ABC, LLC et al.
v.
State of Connecticut STATE ETHICS COMMISSION.

No. CV 00-0504071S.

Oct. 11, 2000.

MEMORANDUM OF DECISION

SATTER.

*1 This is an appeal from a declaratory ruling of the State Ethics Commission ("Commission") issued pursuant to Connecticut General Statutes § 4-176. The plaintiffs, consisting of three individuals and two limited liability companies have been granted permission to use fictitious names pursuant to an ex parte order signed by Judge Robert McWeeny. Presently before this court are plaintiffs' motions for a stay and for sealing the file. *The Hanford Courant* moved to intervene for the limited purpose of opposing the motion to seal the file, and also moved to vacate the court's order granting plaintiffs' permission to use fictitious names. In open court, the court granted *The Hartford Courant's* motion to intervene for the purposes indicated. It heard argument on all three motions and allowed the parties to file post- argument briefs.

The facts are as follows: The Commission commenced an investigation, pursuant to Connecticut General Statutes § 1-93, of the individual plaintiffs for possible violation of the Code of Ethics for Lobbyists (§§ 1-91 et seq., hereinafter Code). Those investigations were assigned Commission docket numbers 2000-1, 2000-2, and 2000-3. On November 24, 1999, before the start of the investigation, the plaintiffs petitioned the Commission for a declaratory ruling, pursuant to § 4-176, based upon certain hypothetical facts, supplemented by exhibits. The Commission granted the petition for a declaratory ruling, ordered that a hearing be conducted pursuant to § 4- 176(g), and further ordered that the petition be consolidated with Commission docket numbers 2000-1, 2000-2 and 2000-3. The Commission held a hearing and testimony was adduced. The hypothetical facts contained in plaintiffs' petition for a ruling, the exhibits, and the testimony at the hearing revealed, in essence, the following: The individual plaintiffs, John Doe 1, 2 and 3 are members of ABC limited liability company. ABC, LLC entered into an agreement with IAI Ventures, Inc. to assist IAI Ventures, Inc. to identify large financial institutions as potential members of IAI World Fund. In 1997, plaintiff John Doe 1, on behalf of ABC, LLC, inquired of the then state treasurer if his office was interested in investing in venture capital companies and when the treasurer said he was, plaintiff John Doe 1 set up a meeting between the treasurer and IAI Ventures, Inc. ABC, LLC entered into a contingent fee contract with IAI Ventures, Inc. Negotiations, in which the individual plaintiffs did not participate, led to the state investing in the IAI Ventures, Inc. fund.

Another plaintiff, DEF limited liability company, entered into a contract with GHI, LLC to identify investment opportunities. The state treasurer purchased securities from GHI, LLC in a transaction in which individual plaintiffs John Doe 1 and 3 did not participate in the negotiations.

The plaintiffs, individuals and limited liability companies, obtained opinions from experts in ethics and law before engaging in the activities described in the hypothetical facts that such activities did not constitute lobbying within the meaning of C.G.S. § 1-91(k) and did not amount to a knowing violation of C.G.S. § 1-99(a).

The six questions the plaintiffs propounded to the Commission for a declaratory ruling invoked the meaning of §§ 1-99(a), 1-97(b) and 1- 91(k).

*2 Section 1-99(a) provides in pertinent part:

The Commission may impose a civil penalty on any person *who knowingly enters into a contingent fee agreement in violation of subsection (b) of section 1- 97* ... The civil penalty shall be equal to the amount of compensation which the registrant was required to be paid under the agreement. (emphasis added)

Section 1-97(b) provides:
(b) No person shall be employed as a lobbyist for compensation which is contingent upon the outcome of any administrative or legislative action.
Section 1-91(k) provides:
"Lobbying" means communicating directly or soliciting others to communicate with any official or his staff in the legislative or executive branch of government ... for the purpose of influencing any legislative or administrative action ...
Section 1-91(a) provides:
Administrative action means any action ... of an executive agency of the state ... regarding a contract ...

Regulations of State Agencies § 1-92-42 and 1-92-42a(e) provide for exceptions from the definition of lobbying for "routine requests for information" (1-92- 42) and "ordinary and customary communications ... incident to the performance of a contract" or "contacts ... for informational purposes." (1-92-42a(e).)

Specifically, plaintiffs' inquiries for which they sought a ruling fell into three categories: (1) whether the adverb "knowingly" in § 1-99a modifies only entering into a contingent fee agreement or also doing so in violation of § 1-97(b); (2) whether the civil penalty provided for in § 1-99(a) can be imposed on one not a party to a contingent fee agreement; and (3) whether the person entering into the contingent fee agreement must know the services to be rendered under the agreement are lobbying services, as defined by § 1-91(k).

The Commission ruled as follows: (1) the word "knowingly" in § 1-99(a) modifies only the phrase "enters into a contingent fee arrangement" and does not modify the phrase "in violation of subsection (b) of § 1-97"; (2) when limited liability companies enter into a contingent fee agreement, the individuals comprising those companies can be held subject to § 1-99(a); (3) § 1-99(a) does not require that a person know his services constitute lobbying.

I. *APPLICATION FOR STAY*

Plaintiffs' application for stay is in two parts: (1) a stay of the enforcement of the Commission's declaratory ruling; (2) a stay of the Commission's ongoing probable cause investigation of the individual plaintiffs for possible violations of the Code.

With respect to a stay of enforcement of an agency decision pursuant to § 4- 183(f), the court properly considers: (1) a likelihood the appellant will prevail, (2) irreparability of injury to be suffered from an immediate implementation of the agency order, (3) the effect of the stay upon other parties to the proceedings, and (4) the public interest involved. *Griffin Hospital v. Commission on Hospitals and Health Care,* 196 Conn. 451, 457-59, 493 A.2d 229 (1985). In weighing these factors, the court is entitled to apply a "balancing of the equities" test. *Id.*

With respect to the factor of the probability of the plaintiffs' success on this appeal, the Commission has construed certain sections of the Code. Statutory interpretations are matters of law which a court must decide, while giving deference to an agency's construction. *Connecticut State Board of Labor Relations v. Board of Education,* 177 Conn. 68, 74, 411 A.2d 28 (1979). They are peculiarly within a court's expertise and judgment. This court has examined the Commission's statutory interpretations and concludes there is a reasonable probability the plaintiffs will prevail in this appeal on some of these interpretations. It thus concludes the first factor for granting a stay is met.

*3 As to the factor of irreparable harm, the plaintiffs claim that if the declaratory rulings of the Commission are applied by the Commission in finding probable cause that the individual plaintiffs have violated the Code, plaintiffs will be injured because a finding of probable cause will result in the public disclosure of the investigation. This court finds this argument to be persuasive, and as a consequence the second factor of the stay has been established.

These two factors having been met, the court determines on equitable considerations that a stay of enforcement of the declaratory ruling should be granted. This means that as long as facts found in the probable cause investigation by the Commission are substantially the same as the hypothetical facts presented for the declaratory ruling, the Commission is stayed from using its declaratory ruling as the basis for a finding of probable cause.

With respect to the plaintiffs' application for a stay of the Commission's probable cause investigation for violations of the Code, § 4-183(f) clearly does not apply. That section is limited to a stay of the enforcement of an agency decision. The plaintiffs are really asking for a preliminary injunction against the continuation of the probable cause investigation. In adjusting the rights of parties during the pendency of litigation until a final determination on the merits, courts apply essentially the same factors as in granting a stay. *Park City Hospital v. Commission on Hospitals and Health Care,* 210 Conn. 697, 700-01, 556 A.2d 602 (1989).

This court can make no determination as to whether or not the Commission will find probable cause that the individual plaintiffs have violated the Code. The investigation may reveal facts that differ from the hypothetical facts on the basis of which the declaratory ruling was made. Thus, plaintiffs have failed to establish the requisite likelihood they will prevail.

The plaintiffs claim irreparable harm because they will go to the expense of defending themselves in the probable cause investigation and if probable cause is found, their reputations may be effected. Our Appellate Court has noted in *Johnson v. Department of Public Health,* 48 Conn.App. 102, 114, 710 A.2d 176 (1998), quoting the United States Supreme Court in *Federal Trade Commission v. Standard Oil Co. of California,* 449 U.S. 232, 244, 101 S.Ct. 488, 66 L.Ed.2d 416 (1980), " 'the expense and annoyance of litigation is part of the social burden of living under the government.' " A plaintiff's claim of damage to his professional standing and reputation as the basis for a claim of irreparable injury in an administrative inquiry into his professional conduct was rejected by the Supreme Court in *Pet v. Department of Health Services,* 207 Conn. 346, 373, 542 A.2d 672 (1988). As Judge John Maloney noted in *Farrell v. State Ethics Commission,* 9 Conn. L. Rptr. 272, 273-74 (1993): "The court agrees with the defendant Commission that the essential basis of the plaintiff's claim of irreparable harm--potential unjustified damage to reputation--is too broad and too easily alleged. If permitted as the basis of appeal from an interlocutory decision, it could be claimed in every case and would effectively derail the enforcement of the code of ethics."

The plaintiffs are already protected from the application of the declaratory ruling in the Commission's probable cause investigation to the extent that the facts revealed are substantially the same as the hypothetical facts on the basis of which the declaratory ruling was made. But since facts disclosed by the probable cause investigation may differ from those hypothetical facts, the probable cause investigation must go forward.

***4** Another factor to be considered by the court in this application for what amounts to one for a preliminary injunction is that of the public interest. The Code establishes a strong public policy in favor of investigating and prosecuting violations of that code. Clearly, enjoining the continuation of the probable cause investigation would run counter to the public interest.

Based on these considerations plaintiffs' application to enjoin the probable cause investigation by the Commission is denied.

II. *MOTION FOR SEALING THE FILE*

The plaintiffs move to seal the file of this case, including affidavits, documents or other materials on file with this court, pursuant to Practice Book § 11-20, on the ground that § 1-93a provides for confidentiality of Commission investigations as to possible violation of the Code until the Commission makes a finding of probable cause, and, here, the Commission has consolidated the plaintiffs' petition for a declaratory ruling with the probable cause investigations in docket numbers 2000-1, 2000-2 and 2000- 3.

Section 11-20 of the Connecticut Practice Book in subsection (a) states the general public policy that the court shall not order court proceedings or court files be sealed. Subsection (b) provides that a court, on proper motion, may seal a file "if the judicial authority concludes that such order is necessary to preserve an interest which is determined to override the public's interest in attending such proceedings or viewing such materials. Any such order shall be no broader than necessary to protect such overriding interest." Subsection (c) provides that if the court issues an order it shall "on the record in open court, articulate the overriding interest being protected and shall specify its findings underlying such order."

Although the Commission has consolidated for administrative purposes, the petition for declaratory ruling with the probable cause investigations, this court, in applying Practice Book § 11-20, can properly bifurcate them. The probable cause investigation clearly is entitled to confidentiality in accordance with § 1-93a. But plaintiffs' motion for a declaratory ruling by an administrative agency, pursuant to § 4-176, by its very nature is a public matter because it seeks interpretations of our state statutes which may have general application to a similar set of facts.

The plaintiffs themselves initiated the request for a declaratory ruling. Having not obtained the ruling they wished for, they have appealed to this court. Clearly, if this court were to sustain their appeal and determine that the Commission had improperly interpreted our statutes, the plaintiffs would not want this court's decision to remain secret. Confidentiality cannot be based on the outcome of this court's decision on the merits of this appeal.

Our courts have held that sealing court records implicates First Amendment rights, *Wendt v. Wendt,* 45 Conn.Supp. 208, 210, 706 A.2d 1021 (1996) [21 Conn. L. Rptr. 97], aff'd. 59 Conn.App. 656, 757 A.2d 1225 (2000). It should be ordered only on "rare and exceptional" circumstances, and there must be demonstrated "that public and press access is likely to prejudice the guarantee of a fair trial absent such extreme measures." *United States v. Cojab,* 996 F.2d 1404, 1408 (2d. Cir.1993).

***5** Openness of court proceedings and accessibility of court files is essential to maintaining public confidence in our judicial process. As stated in *Hartford v. Chase,* 733 F.Supp. 533, 535 (D.Conn.1990), rev'd on other grounds 942 F.2d 130 (2nd Cir.1991), quoted in *Wendt v. Wendt, supra,* 45 Conn. Sup. 211:

> The adjudicative process ... is a function of the law which is derived from the community's delegation to the courts and to the legislature of the power to establish and enforce the substance of the law. That process is a matter of public concern as the enforcement of the law has a broader impact than just the decision in the dispute of particular parties. So also the community has a real concern as to the process by which the law is justly enforced. The public's concern is accommodated by the openness of the court's record. By access to the record, the public best ensures that the authority it has delegated to the courts and the substantive law enacted under the authority delegated by the community are exercised and enforced consistent with the charge to the court implicit in the delegation of authority.

Section 11-40 of the Connecticut Practice Book enjoins this court to issue a sealing order only when "necessary to preserve an interest which is determined to override the public's interest."

Here, the plaintiffs seek the same confidentiality with respect to this court file dealing with the Commission's declaratory ruling that it is entitled to concerning the probable cause investigation. The court can accommodate that request by ordering that the probable cause complaint before the Commission and any evidence derived from the probable cause investigation be redacted from the record on appeal to this court. In that way the policy of confidentiality in § 1-93a is preserved. All pleadings and documents in the court file pertaining to the declaratory judgment ruling, including those portions of the administrative record that relate to the declaratory ruling, should be open to the public in order to serve the overriding interest of public accessibility to court records. Consequently, plaintiffs' motion to seal this file is denied, except the complaint and material relating to the probable cause investigation shall be redacted or filed under seal in this court.

III. *MOTION TO VACATE THE ORDER GRANTING PLAINTIFFS' PERMISSION TO USE FICTITIOUS NAMES*

Based upon an ex parte petition, Judge McWeeny granted, ex parte, plaintiffs' motion to allow the plaintiffs to proceed by the use of fictitious names in this proceeding. *The Hartford Courant* moves that that order be vacated.

***6** The right to proceed in a trial by the use of a fictitious name implicates the First Amendment and the principle of openness of the courts. See *J. Steinman,* "Public Trial, Pseudonymous Parties; When should litigants be permitted to keep their identities confidential?" Hastings, L.J. 3-18 (1985). Such a right ought to be "granted only in the rare case where the nature of the issue litigated and the interest of the parties demand it and no harm can be done to the public interest." *Buxton v. Ullman,* 147

Conn. 48, 60, 156 A.2d 508 (1959). As stated in *Doe v. Diocese Corp.*, 43 Conn.Supp. 152, 158, 647 A.2d 1067 (1994) [11 Conn. L. Rptr. 519]: "All this means that a strong showing must be made before a party should be allowed to proceed anonymously. It is not a right the parties have as against each other; the court must determine the question as against the demands of the public interest." Permission to proceed anonymously may be granted in situations involving social stigmatization, real danger of physical harm, or risk of an unfair trial. *Id.* "That the plaintiff may suffer some embarrassment or economic harm is not enough. There must be a strong social interest in concealing the identity of the plaintiff." *Doe v. Rostker,* 89 F.R.D. 158, 162 (N.D.Cal.1981).

Here, the plaintiffs are entitled to confidentiality during the probable cause investigation by the Commission and this decision assures them of that confidentiality. However, when they initiated the petition for a declaratory ruling and then appealed that ruling to this court, they are not covered by the protection of § 1-93a. By proceeding in this public manner, they have lost their right to anonymity. They have shown no strong social interest for proceeding anonymously. Consequently, the ex parte order of this court permitting the plaintiffs to use fictitious names is vacated.

To summarize, (1) plaintiffs' motion to stay the enforcement of the Commission's declaratory ruling is granted; (2) plaintiffs' motion to stay the Commission's probable cause investigation is denied; (3) plaintiffs' motion to seal this court's file is denied, except the complaint filed with the Commission and material pertaining to the probable cause investigation may be redacted from the file of this case; (4) the ex parte order of this court permitting plaintiff to use fictitious names is vacated.

2000 WL 1701226 (Conn.Super.)

END OF DOCUMENT

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UNPUBLISHED OPINION. CHECK COURT RULES BEFORE CITING.

Superior Court of Connecticut.

John SABANOSH
v.
Terry E. DURANT.

No. CV 96054525.

Dec. 17, 1997.

MEMORANDUM OF DECISION RE: JOINT MOTION FOR PROTECTIVE ORDER AND ORDER TO SEAL
FILE AND MOTION FOR PROTECTIVE ORDER

FLYNN, J.

*1 Before the Court is a Joint Motion for Protective Order and Order to Seal File and contested Motion for Protective Order. They raise issues whether the court should grant the parties' joint motion for protective order and order to seal the file under Practice Book § 211B because it "is necessary to preserve an interest which is determined to override the public's interest" in the material, and whether the Court should grant the defendant's motion for protective order in connection with the deposition of Janet V. Sia on the basis that the plaintiff seeks client records that are privileged.

Because of the strong presumption in favor of public access to court records, as recognized by Practice Book § 211B(a), and because sealing of the file has not been shown to be necessary to preserve an interest of the parties which overrides the public's interest in access to the information contained, the joint motion for protective order and order to seal file is denied.

Further, the defendant's motion for protective order regarding client records sought by the plaintiff through the deposition of Ms. Sia is denied as such records are not privileged, except as to telephone message books which probably contain privileged client information.

The plaintiff, John A. Sabanosh, filed a four-count third amended complaint on January 14, 1997 against the defendant law firm Durant, Nichols, Houston, Mitchell & Sheahan, P.C. In it, the plaintiff claimed that he was an attorney in, and 17.16% shareholder of the stock of, the professional corporation of Durant, Sabanosh, Nichols & Houston, P.C., and that on June 6, 1994, he resigned from Durant, Sabanosh, Nichols & Houston, P.C. to move onto other endeavors. The plaintiff alleged that he requested his shares in the corporation be liquidated and paid to him, but no such payment had been made. In addition, the plaintiff alleged that despite his resignation from the firm, Durant, Sabanosh, Nichols & Houston, P.C. continued to list his name on the firm stationery, kept his name on the wall by the entrance to its offices, and kept his name on the directory in the building where the offices are located. On or about October 1, 1994, however, when the plaintiff became a principal in the law firm of Rome McGuigan Sabanosh, P.C. and began to occupy offices in the same building as the defendant, the defendant removed the plaintiff's name from the building directory.

In count two of his third amended complaint, the plaintiff sought an accounting of the assets of Durant, Sabanosh, Nichols & Houston, P.C. and in count one sought a distribution of such assets owed to him. In count three, the plaintiff alleged unauthorized use of his reputation and goodwill, and in count four, the plaintiff alleged a violation of the Connecticut Unfair Trade Practices Act, General Statutes §§ 42-110a et seq.

On April 23, 1997, this court, [Flynn, J.,] issued a memorandum of decision granting the defendant's motion to strike counts one and two of the plaintiff's third amended complaint, but denying the motion as to the fourth count.

*2 Prior to the issuance of the court's memorandum of decision, on March 19, 1997, the plaintiff submitted his "First Set of Interrogatories and Requests for Production" (originally dated October 11, 1996), seeking a broad range of financial information from the defendant in the form of tax returns of the professional corporation and its individual shareholders, tax returns of the pre-incorporation partnership and its individual principals, and various financial statements, financial documents and work papers. Along with the interrogatories and requests for production, the plaintiff submitted to the court the defendant's objections to discovery (originally dated December 11, 1996), which asserted, intra alia, that individual tax returns were irrelevant to the proceedings, and that work papers and documents dealing with "bad debt write-offs," annual billing summaries and accounts payable were confidential, privileged information regarding clients of the firm, and thus not discoverable.

On May 8, 1997, the plaintiff filed a two-count fourth amended complaint, eliminating the original counts one and two, and retaining the original counts three and four. Thus, in count one of his fourth amended complaint, the plaintiff alleges unauthorized use of his reputation and goodwill, and in count two, the plaintiff alleges a violation of the Connecticut Unfair Trade Practices Act, General Statutes §§ 42-110a et seq., on the basis that the defendant engaged in a misrepresentation of fact by stating or implying that it practiced law in association with the plaintiff.

The Court will first address the joint motion for protective order and order to seal the file.

"[T]he decision as to access [to judicial records] is one best left to the sound discretion of the trial court, a discretion to be exercised in light of the relevant facts and circumstances of the particular case." *DiRussa v. Dean Witter Reynolds, Inc.*, 121 F.2d 818, 826 (2d Cir.1997), quoting *Nixon v. Warner Communications, Inc.*, 435 U.S. 589, 599, 98 S.Ct. 1306, 55 L.Ed.2d 570 (1978). "The adjudicative process ... is a function of the law which is derived from the community's delegation to the courts and to the legislature of the power to establish and enforce the substance of the law. That process is a matter of public concern as the enforcement of the law has a broader impact than just the decision in the dispute of the particular parties. So also the community has a real concern as to the process by which the law is justly enforced. The public's concern is accommodated by the openness of the court's record." *In the Matter of Reisman*, Superior Court, judicial district of Hartford-New Britain at West Hartford (December 19, 1995, Berman, J.), quoting *City of Hartford v. Chase*, 733 F.Supp. 533, 535 (D.Conn.1990). "[T]he essential question [is] whether the parties requesting confidentiality [have] shown interests that outweigh the presumed right of public access and the public's interest in an open process." *Id.*, citing *City of Hartford v. Chase, supra*, 733 F.Supp. 536. In criminal and civil cases, "the public has a right to view court documents and court proceedings." *Randall v. Halloran & Sage*, Superior Court, judicial district of Hartford-New Britain at Hartford, Docket No. 2/28/94 (February 15, 1994, O'Neill, J.) (11 CONN.L.RPTR. 85, 9 CSCR 382), citing U.S. Const., amend. I; *Publicker Industries, Inc. v. Cohen*, 733 F.2d 1059, 1067-70 (3d Cir.1984); see also *DiRussa v. Dean Witter Reynolds, Inc., supra*, 121 F.3d 826 ("Many cases have recognized that the public has a 'common-law right of access' to judicial records"). "The court treats a protective order in the same way as it treats an injunction as to the requirement that the decision is to be based on the facts presently known to the court. Thus any facts or allegations which might appear in future pleadings, evidence or arguments may not be considered as to a present stay." *Randall v. Halloran & Sage, supra*, Superior Court, Docket No. 2/28/94.

*3 Practice Book § 211B provides:

(a) Except as provided in this rule and except as otherwise provided by law, including Sec. 221, the court shall not order that the public, which may include the news media, be excluded from any portion of a proceeding and shall not order that any files, affidavits, documents, or other materials on file with the court or filed in connection with a court proceeding be sealed or their disclosure limited.

(b) Upon motion of any party, or upon its own motion, the court may order that the public be excluded from any portion of a proceeding and may order that files, affidavits, documents or other materials on file with the court or filed in connection with a court proceeding be sealed or their disclosure limited if the court concludes that such order is necessary to preserve an interest which is determined to override the public's interest in attending such proceeding or in viewing such materials. Any such order shall be no broader than necessary to protect such overriding interest.

(c) In connection with any order issued pursuant to paragraph (b) of this rule, the court shall, on the record in open court, articulate the overriding interest being protected and shall specify its findings underlying such order. The time and date of any such order shall be entered by the court clerk in the court file together with such order. With the exception of orders concerning any session of court conducted pursuant to Gen.Stat. § § 46b-11, 46b-49, and 46b-122 or any other provision of the general statutes under which the court is authorized to close proceedings, no order excluding the public from any portion of a proceeding shall be effective until seventy-two hours after it has been issued.

(d) With the exception of orders concerning any session of court conducted pursuant to Gen.Stat. § § 46b-11, 46b-49, 46b-122 or any other provision of the general statutes under which the court is authorized to close proceedings, any person affected by a court order issued pursuant to paragraph (b) which concerns the public's right to access any portion of a proceeding shall have the right to appeal the order within seventy-two hours of its issuance by filing a petition for review with the appellate court pursuant to the appellate court rules.

(e) The provisions of this rule shall not apply to settlement agreements which have not been incorporated into a judgment of the court.

Because § 211B is a recently adopted Practice Book section, [FN1] research for cases addressing motions brought pursuant to § 211B has uncovered only three unpublished Connecticut Superior Court decisions. In *Saundry v. Saundry,* Superior Court, judicial district of New Haven at Meriden, Docket No. 253546 (July 15, 1996, Silbert, J.) (17 CONN.L.RPTR. 373), the parties to a dissolution of marriage action jointly moved to seal the file and close the hearings in the case. The plaintiff was concerned with disclosure of financial information relevant to her solo law practice, and both parties were concerned about disclosures that would affect the parties' minor children. [FN2] Citing Practice Book § 211B, the court held that "[t]he plaintiff's concern about disclosure of her financial situation is not such an overriding interest," but that the concerns regarding the children could at some point rise to the level of such an overriding interest. The court, however, denied the motion to seal the file, without prejudice, because at the stage of the proceedings of the case, merely invoking "generalized concerns" did "not outweigh our system's basic bias in favor of public courts and open records and proceedings." *Id.*

*4 In *Randall v. Halloran & Sage, supra,* Superior Court, Docket No. 2/28/94, the plaintiff brought suit against the defendants alleging breach of contract and intentional infliction of emotional distress arising out of a partnership relationship between the parties. The defendants sought a protective order to seal the pleadings or any documents which would disclose aspects of the partnership relationship, specifically matters covered by the attorney-client privilege and proprietary or confidential information. The court noted that there was no indication of any item in the court file the disclosure of which would violate the attorney-client privilege, and that the firm's gross income was not confidential. The decision noted that, although internal financing efforts were mentioned, they appeared to have a possible effect on the interests and motives of the parties. Thus, the court denied the motion for protective order.

Finally, in *The Matter of Reisman, supra,* Superior Court, a case involving a petition for accounting of a trust, the trustees requested that the trust accounting and the trust document be kept confidential. The court determined that probate court files and the documents contained therein should be accessible to the public unless a statutory provision provided otherwise. The court held that even though the probate court possesses the implied power, under General Statutes § 45a-98(a)(6), to "make such orders necessary to enable the Court to carry out its statutory functions," the privacy interests involved were not sufficient to outweigh the public's interest in open and accessible probate court files. *The Matter of Reisman, supra,* Superior Court. In addition, citing Practice Book § 211B, the court indicated that the language of § 211B "underscores the presumed primacy of the public's interest in having court records accessible." *The Matter of Reisman, supra,* Superior Court.

The information sought to be protected by the parties in the present case involves information alleged to be "confidential by virtue of the attorney-client privilege, or ... by its very nature, of a highly personal nature." See proposed protective order. It is unclear exactly what information involved with the discovery process here would implicate confidential or highly personal material, since the court's ruling to permit the defendant's motion to strike original counts one and two of the third amended complaint may render much of the plaintiff's original interrogatories and requests for production superfluous. Therefore, "based on the facts presently known to the court," not on "facts or allegations which might appear in future pleadings, evidence or arguments"; *Randall v. Halloran & Sage, supra;* the motion is denied.

The cases discussed, *supra,* demonstrate that there is a strong presumption against allowing the sealing of files. *Saundry v. Saundry* and *Randall v. Halloran & Sage* involved parties who were concerned about disclosure of information related to their law practices. In fact, *Saundry* and *Randall* are apparently the only cases reported in Connecticut which have addressed parties' concerns over the disclosure of personal financial or business information and the parties' efforts to keep such information from being open to public examination. The courts in both cases denied the protective orders.

*5 Additionally, because the parties have labeled their joint motion as a *"motion for protective order* and order to seal file," and because Practice Book § 221 addresses protective orders, § 221 provides guidance in determining the issue. Assuming that the information sought by the plaintiff would be otherwise discoverable under Practice Book § 218, the information may still be precluded from discovery pursuant to Practice Book § 221. Practice Book § 221 provides: "Upon motion by a party from whom discovery is sought, and for good cause shown, the court may make any order which justice requires to protect a party from annoyance, embarrassment, oppression, or undue burden or expense, including one or more of the following: (1) that the discovery not be had; (2) that the discovery may be had only on specified terms and conditions, including a designation of the time or place; (3) that the discovery may be had only by a method of discovery other than that selected by the party seeking discovery; (4) that certain matters not be inquired into, or that the scope of the discovery be limited to certain matters; (5) that discovery be conducted with no one present except persons designated by the court; (6) that a deposition after being sealed be opened only by order of the court; (7) that a trade secret or other confidential research, development, or commercial information not be disclosed or be disclosed only in a designated way; (8) that the parties simultaneously file specified documents or information enclosed in sealed envelopes to be opened as directed by the court." A party seeking protection under § 221 "must make a threshold factual showing that there is 'good cause' that the protective order issue." *Lohr v. North American Van Lines,* Superior Court, judicial district of Danbury, Docket No. 324223, 19 CONN.L.RPTR. 248 (February 18, 1997, Stodolink, J.), quoting *Associated Construction Co. v. City of Milford,* Superior Court, judicial district of Ansonia-Milford at Milford, Docket Nos. 025081, 025082 and 025083 (December 28, 1988, Kulawiz, J.) (4 C.S.C.R. 130). "A finding of good cause must be based on a particular factual demonstration of potential harm, not on conclusory statements."

In addition, "[t]he burden of demonstrating that a document submitted to a court should be sealed rests on the party seeking such action." *DiRussa v. Dean Witter, Inc., supra,* 121 F.3d 826. Similar to the parties in *Saundry v. Saundry, supra,* 17 CONN.L.RPTR. 373, the parties in the present case seem to be invoking merely generalized concerns about the information to be disclosed, and have not indicated with specificity why the court should issue the protective order and order to seal the file. The parties have not satisfied the burden of demonstrating to the court that the "protective order" and order to seal the file should be issued, and the joint motion for protective order and order to seal the file is therefore denied.

*6 The Court will turn to the last issue now before it, the motion for protective order.

The defendant argues that in connection with the deposition of Janet V. Sia, the defendant's office manager, the "plaintiff seeks a spectrum of documents regarding names, addresses and telephone numbers of clients, and client inquiry records" which are privileged. [FN3] Thus, the defendant moves for a protective order pursuant to Practice Book § 221. The plaintiff has objected to the motion for protective order, asserting that the defendant has failed to identify any privilege which would shield the documents sought from discovery and that the material sought is relevant to the plaintiff's claims.

The purpose of a protective order is to "protect a party from annoyance, embarrassment, oppression or undue burden or expense ..." Practice Book § 221; see *Beta Squared, Inc. v. Thor Designs,* Superior Court, judicial district of Danbury, Docket No. 307139 (April 19, 1993, McGrath, J.) (9 C ONN.L.RPTR. 1, 8 CSCR 486). " The party seeking to bar a deposition must make a threshold showing that there is "good cause" that the protective order issue." *Lohr v. North American Van Lines, supra,* Superior Court, Docket No. 324223, quoting *Associated Construction Co. v. City of Milford, supra,* 4 C.S.C.R. 130.

As a starting point, "[t]he granting or denial of a discovery request rests in the sound discretion of the court ... That discretion is limited, however, by the provisions of the rules pertaining to discovery ..." (Citations omitted.) *Standard Tallow Corp. v. Jowdy,* 190 Conn. 48, 57-58, 459 A.2d 503 (1983). "Communications protected by the attorney-client privilege are not discoverable. Practice Book § 219." *Tunick v. Day, Berry & Howard,* 40 Conn.Supp. 216, 218, 486 A.2d 1147 (1984). [FN4] "The burden of proving facts essential to the privilege is on the person asserting it." *Id.,* 219, 486 A.2d 1147, citing *State v. Hanna,* 150 Conn. 457, 466, 191 A.2d 124 (1963). "This burden includes, of course, the burden of proving the essential element that the communication was confidential. The question of whether a communication is privileged is a question of law for the court to decide ..." (Citations omitted; internal quotation marks omitted.) *Rehim v. Kimberly-Clark Corp.,* Superior Court, judicial district of Danbury, Docket No. 323416, 18 CONN.L.RPTR. 517 (December 5, 1996, Leheny, J.), citing *State v. Hanna, supra,* 150 Conn. 457, 191 A.2d 124. "Connecticut has adopted the common law principle of attorney-client privilege which has not been altered by statute ... 'Where legal advice of any kind is sought from a professional legal advisor in his capacity as such, the communications relating to that purpose, made in confidence by the client, are at his instance permanently protected from disclosure by himself or by the legal advisor, except the protection be waived ...' " (Citations omitted; internal quotation marks omitted.) *Tunick v. Day, Berry & Howard, supra,* 40 Conn.Sup. 218, quoting *Rienzo v. Santangelo,* 160 Conn. 391, 395, 279 A.2d 565 (1971); see *Ullmann v. State,* 230 Conn. 698, 711, 647 A.2d 324 (1994) ("The attorney-client privilege protects communications between client and attorney when made in confidence for the purpose of seeking or giving legal advice"). "[T]he attorney-client privilege is strictly construed ..." (Citation omitted.) *Ullmann v. State, supra,* 230 Conn. 710.

*7 "Absent special circumstances where disclosure would in effect reveal confidential communications, client identity and fee information are not privileged." *Olson v. Accessory Controls & Equipment Corp.,* Superior Court, judicial district of Hartford-New Britain at Hartford, Docket No. 525839 (March 17, 1997, Corradino, J.) (19 CONN.L.RPTR. 75); see *United States v. Goldberger & Dubin, P.C.,* 935 F.2d 501, 505 (2d Cir.1991); *In re Two Grand Jury Subpoenae Duces Tecum,* 793 F.2d 69, 71-72 (2d Cir.1986); *Rehim v. Kimberly-Clark Corp., supra,* Superior Court, Docket No. 323416. This is because "they are not the kinds of disclosures that would not have been made absent the privilege and their disclosure does not incapacitate the attorney from rendering legal advice." *Vingelli v. United States (Drug Enforcement Agency),* 992 F.2d 449, 452 (2d Cir.1993). Accordingly, so far as the motion for protective order regarding the deposition of Ms. Sia seeks to preclude the plaintiff from procuring information relating to names, addresses and telephone numbers of clients of either Durant, Sabanosh, Nichols & Houston, P.C. or Durant, Nichols, Houston, Mitchell & Sheahan, P.C., the protective order is denied.

Production of all of the telephone message pad books of incoming calls seems to this court burdensome. To the extent messages probably contain confidential client information or confidences, they are privileged and the protective order sought as to these items is granted.

SO ORDERED.

FN1. Effective October 1, 1995.

FN2. The defendant was employed with the state department of correction in an intelligence position at which he conducted investigations into criminal activities of inmates and employees and aided the Connecticut state police in the prosecution of criminal activities.

FN3. The subpoena duces tecum sent to Ms. Sia seeks the production of documents regarding:
A) communications between principals of Durant

Nichols Houston Mitchell & Sheahan, P.C ... regarding John A. Sabanosh in the period June 6, 1994, to the present; B) the termination of John A. Sabanosh's affiliation with Durant, Sabanosh, Nichols & Houston, P.C ... in June 1994;

C) procedures, protocols, or instructions to either [Durant, Sabanosh, Nichols & Houston, P.C.] or [Durant, Nichols, Houston, Mitchell & Sheahan, P.C.] staff for responding to requests and queries from clients as to John A. Sabanosh and the termination of his affiliation with [Durant, Sabanosh, Nichols & Houston, P.C.] from June 1994 to the present;

D) names, addresses, and telephone numbers of clients who contacted [Durant, Sabanosh, Nichols & Houston, P.C.] or [Durant, Nichols, Houston, Mitchell & Sheahan, P.C.] seeking John A. Sabanosh in the period June 3, 1994, to the present; and

E) telephone message pad books reflecting incoming calls to [Durant, Sabanosh, Nichols & Houston, P.C.] and [Durant, Nichols, Houston, Mitchell & Sheahan, P.C.] for the period June 1 through December 31, 1994 ...

See Objection to Motion for Protective Order (exhibit A).

FN4. Practice Book § 219 provides: "Subject to the provisions of Sec. 220, a party may obtain discovery of documents and tangible things otherwise discoverable under Sec. 218 and prepared in anticipation of litigation or for trial by or for another party or by or for that other party's representative only upon a showing that the party seeking discovery has substantial need of the materials in the preparation of his case and that he is unable without undue hardship to obtain the substantial equivalent of the materials by other means. In ordering discovery of such materials when the required showing has been made, the court shall not order disclosure of the mental impressions, conclusions, opinions, or legal theories of an attorney or other representative of a party concerning the litigation."

1997 WL 804871 (Conn.Super.)

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MS 0288

Only the Westlaw citation is currently available.

UNPUBLISHED OPINION. CHECK COURT RULES BEFORE CITING.

Superior Court of Connecticut.

Susan L. SAUNDRY,
v.
Edward A. SAUNDRY.

No. FA 960253546S.

July 15, 1996.

Before SULLIVAN, DORSEY WALSH and SILBERT, JJ.

MEMORANDUM OF DECISION RE: MOTION TO SEAL FILE AND CLOSE HEARINGS

JONATHAN E. SILBERT, J.

*1 The parties to this dissolution of marriage action have jointly moved to seal the file and to close the hearings in connection with this case. The plaintiff is concerned about disclosures of financial information relevant to her solo law practice. Both parties are concerned about disclosures that might affect the parties' minor children in that the defendant is an intelligence captain with the state department of correction, working directly with inmates, performing investigations into the criminal activities of inmates and employees of that department, and assisting the Connecticut state police in the prosecution of criminal activities.

General Statutes §§ 46b-11 and 46b-49 give this court authority to close hearings and enter orders limiting public inspection of court documents in family cases. Practice Book § 211B governs exclusion of the public and sealing files generally. Read together, all these provisions give the court authority to close proceedings and to seal files where there is a particular interest to be protected and that interest overrides "the public's interest in attending such proceeding or in viewing such materials. Any such order shall be no broader than necessary to protect such overriding interest." Practice Book § 211B.

The plaintiff's concern about disclosure of her financial situation is not such an overriding interest. Fear of disclosure of certain particularized information concerning the parties' children could, at some point, give rise to such an overriding interest. At this stage of the proceedings, however, merely invoking this generalized concern does not outweigh our system's basic bias in favor of public courts and open records and proceedings.

The motion to seal file and close hearings is therefore denied, without prejudice. The parties are invited to reapply for a particularized order in connection with any future aspect of these proceedings the disclosure of which they fear might compromise their children's safety.

1996 WL 434297 (Conn.Super.)

END OF DOCUMENT

Only the Westlaw citation is currently available.

UNPUBLISHED OPINION. CHECK COURT RULES BEFORE CITING.

Superior Court of Connecticut, Judicial District of Hartford New Britain, at Hartford.

Warren S. RANDALL
v.
HALLORAN & SAGE, et al.

No. 2/28/94.

Feb. 15, 1994.

MEMORANDUM OF DECISION RE OPERATION FOR PROTECTIVE ORDER

O'NEILL, Judge.

*1 On January 10, 1994 the plaintiff brought this suit against defendants for breach of contract and intentional infliction of emotional distress all rising out of a long partnership association. The complaint is long, historical and detailed. Defendants seek a protective order to seal "the complaint filed by plaintiff and any other documents, exhibits and pleadings filed by a party, which disclose any aspects of the partnership relationship between the parties ..."

On January 24, 1994 the court ordered the file sealed until the court could read the memoranda and the complaint and arrive at a considered decision.

Defendants' argument expresses concern in regard to the revelation of facts in the following areas:

(1) Matters covered by the attorney-client privilege;

(2) Facts which may appear in the future in pleadings or in some part of the court file;

(3) Proprietary and confidential information about the partnership.

The defendant has not requested a revision under practice book § 147.

At this time there is no item in the court file the disclosure of which would by itself, violate any attorney-client privilege.

At this time, of course, there are no facts in the file which may appear in the future.

Thus the only immediate issue raised is whether the disclosure of the claimed "proprietary and confidential" information in the complaint should be protected.

The court has read every paragraph of each count of the complaint and would expect that evidence may be introduced in regard to every paragraph in a possible trial of this matter. The only paragraphs which the court considered of possible relevance to this inquiry are 15, 22, 23, 25 and 37 in First Count and 36 of Second Count.

Paragraph 15 speaks of the firm's gross income over a twenty-year period. This is the kind of material that is seen in the Connecticut Law Tribune occasionally and not some confidential matter. More important it will probably come out on trial and may be relevant to plaintiffs' claims.

Paragraphs 22, 23 and 25 deal with an attorney who is no longer with the firm and the court can see no relevancy to these allegations although a generic use of "grandfathered partner" might be of some use in argument.

Paragraph 37 speaks of internal financing efforts of the firm but would appear to have a possible effect on the interests and motives of the parties. The same is true of paragraph 36 of the Second Count.

Even in civil cases the public has a right to view court documents and court proceedings. U.S. Const. Amend. I.; *Publicker Industries, Inc. v. Cohen,* (1984, 3rd CCA) 733 F2d 1059, 1067-1070.

We see no allegation in the complaint of something which is being used by plaintiff for his personal benefit. *Latta v. Kilbourn,* 150 U.S. 524, 549- 550.

We see no exposure of any material which might be considered useful to defendants in pursuit of their business; nothing analogous to a trade secret.

*2 The court treats a protective order in the same way as it treats an injunction as to the requirement that the decision is to be based on the facts presently known to the court. Thus any facts or allegations which might appear in future pleadings, evidence or arguments may not be considered as to a present stay.

The court makes no decision in regard to C.G.S. § 31-128a et seq as facts to support claims thereunder are not before the court.

The court expects that all attorneys will scrupulously follow the dictates of our practice book and our common law in regard to the attorney-client privilege.

The application is denied.

1994 WL 60060 (Conn.Super.)

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